UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 – for the year ended 30 June 2006**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organization)

1 Sturdee Avenue, Rosebank 2196
South Africa
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of no par value*	New York Stock Exchange

* Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the United States Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

622,866,948 ordinary shares of no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

We are incorporated in the Republic of South Africa as a public company under South African Company law. Our consolidated financial statements included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), for the financial years ended 30 June 2002, 30 June 2003, 30 June 2004, 30 June 2005 and 30 June 2006.

For purposes of this annual report on Form 20-F, we have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles, or US GAAP. Our consolidated financial statements for each of the financial years ended 30 June 2002, 30 June 2003, 30 June 2004, 30 June 2005 and 30 June 2006 have been audited by KPMG Inc., independent accountants.

As used in this Form 20-F:

- "rand" or "R" means the currency of the Republic of South Africa;

- "US dollars", "dollars", "US$" or "$" means the currency of the United States;

- "euro" or "€" means the common currency of the member states of the European Monetary Union;

- "GBP" means British Pound Sterling, the currency of the United Kingdom;

- "JPY" means Japanese Yen, the currency of Japan;

- "AUD" means Australian dollar, the currency of Australia.

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into US dollars at the rate of R7.76 per US dollar, which was the noon buying rate for customs purposes of the rand as reported by the Federal Reserve Bank of New York on 29 September 2006.

All references in this Form 20-F to "years" refer to the financial years ended on 30 June.

Besides applying barrels (b) for reporting oil and gas reserves and production, Sasol applies the Système International (SI) metric measures for all global operations. A ton or tonne denotes one metric ton equivalent to 1,000 kilograms (kg). Sasol's reference to metric tons should not be confused with an imperial ton equivalent to 2,240 pounds (or about 1,016 kg). Barrels per day or bpd is used to refer to our oil and gas production.

All references to billions in this Form 20-F are to thousands of millions.

All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates and joint ventures. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Limited" refers to (Proprietary) Limited, a form of corporation in South Africa which restricts the right of transfer of its shares, limits the number of members and prohibits the public offering of its shares.

All references in this Form 20-F to "South Africa" and "the government" are to the Republic of South Africa and its government. All references to the "JSE" are to the JSE Limited (formerly known as the JSE Securities Exchange, South Africa). All references to "SARB" refer to the South African Reserve Bank and all references to "PPI" refer to the Producer Price Index, which is a measure of inflation in South Africa. All references to "GTL" and "CTL" refer to our gas-to-liquids and coal-to-liquids processes, respectively.

Certain industry terms used in this Form 20-F are defined in the Glossary of Terms.

Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be under US GAAP. Our discussion of business segment results follows the basis on which management measures business segment performance. Presentation of business segment results on a management basis differs from results on a US GAAP basis in certain respects. For more information on the reconciliation of segmental turnover and operating profit see Note 3 to our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

- statements regarding our future results of operations and financial condition and regarding future economic performance;

- statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;

- statements of our business strategy, plans, objectives or goals, including those related to products or services;

- statements regarding future competition and changes in market share in the South African and international industries and markets for our products;

- statements regarding our existing or anticipated investments (including the GTL projects in Qatar and Nigeria, the Arya Sasol Polymer Project, the potential development of two CTL projects in China and other investments), acquisitions of new businesses or the disposition of existing businesses;

- statements regarding our estimated oil, gas and coal reserves;

- statements regarding future development in legal and regulatory matters, including initiatives for the economic empowerment of historically disadvantaged South Africans;

- statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum product prices;

- statements regarding the demand and the cyclicality of petrochemical product prices;

- statements regarding changes in the manufacturers' fuel pricing mechanism in South Africa and their effects on fuel prices and our operating results and profitability;

- statements regarding future fluctuations in exchange and interest rates;

- statements regarding our plans in respect of the South African retail and commercial markets for liquid fuels;

- statements regarding our current or future products and anticipated customer demand for these products;

- statements regarding acts of war, terrorism or other events that may adversely affect the group's operations or that of key stakeholders to the group; and

- statements of assumptions underlying such statements.

Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavor" and "project" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in this Form 20-F. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

- the outcomes in developing regulatory matters and the effect of changes in regulation and government policy;

- the political, social, fiscal regime and economic conditions and developments in the world, especially those countries in which we operate;

- our ability to maintain key customer relations in important markets;

- our ability to improve results despite unusual levels of competition;

- the continuation of substantial growth in significant developing markets, such as China;

- the ability to benefit from our capital spending policies;

- the capital cost of projects (including material, engineering and construction cost);

- growth in significant developing areas of our business;

- changes in the demand for and international prices of crude oil, petroleum and chemical products and changes in foreign currency exchange rates;

- gaining access to sufficient competitively priced gas reserves;

- our success in continuing technological innovation and commercialization;

- our ability to maintain sustainable earnings despite fluctuations in foreign exchange rates and interest rates;

- our ability to attract and retain sufficient skilled employees; and

- our success at managing the risks of the foregoing.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the Company law of South Africa. All of our directors and officers reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in United States courts predicated on the civil liability provisions of the federal securities laws of the United States.

A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

- the judgment is final and conclusive, that is, it cannot be altered by the court which pronounced it;

- the judgment has not been prescribed;

- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

- the judgment was not obtained by fraudulent means;

- the judgment does not involve the enforcement of a penal or revenue law; and

- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act, 99 of 1978, as amended, of the Republic of South Africa.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities law can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.   KEY INFORMATION

3.A   Selected financial data

The following information should be read in conjunction with "Item 5. – Operating and financial review and prospects" and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.

The US GAAP financial data set forth below has been extracted from the audited consolidated financial statements for the years ended and as at 30 June 2006, 30 June 2005 and 30 June 2004 which are included in this Form 20-F and which have been prepared in accordance with US GAAP. The US GAAP financial information for the two years ended and as at 30 June 2003 and 30 June 2002 has been extracted from audited financial statements not included in this annual report on Form 20-F. The IFRS financial data set forth below for the years ended as at 30 June 2006, 30 June 2005, 30 June 2004, 30 June 2003 and 30 June 2002 has been derived from audited consolidated financial statements prepared in accordance with IFRS.

				Year ended		
	30 June 2002 restated	30 June 2003 restated	30 June 2004 restated	30 June 2005 restated	30 June 2006	30 June [1] 2006
						(US$ in millions)
			(Rand in millions)			
			(except per share information and weighted average shares in issue)			
Income statement data:						
US GAAP						
Continuing operations						
Turnover	55,667	63,769	43,606	50,687	61,857	7,973
Operating profit [2]	14,158	10,860	8,546	14,377	20,688	2,666
Income from continuing operations [2]	9,368	7,193	5,376	9,611	14,159	1,825
Discontinued operations						
Net (loss)/income from discontinued operations (including fair value write-down), net of tax			(139)	108	(2,860)	(369)
***Earnings attributable to shareholders** [2]*	9,368	7,193	5,237	9,719	11,299	1,456
IFRS						
Continuing operations						
Turnover	59,590	64,555	44,999	52,497	63,850	8,228
Operating profit [3]	14,671	11,767	9,136	14,383	20,732	2,672
Profit from continuing operations [3]	9,743	7,762	5,949	9,836	13,909	1,792
Discontinued operations						
Loss from discontinued operations, net of tax			(88)	(289)	(3,360)	(433)
***Total profit** [3]*	9,743	7,762	5,861	9,547	10,549	1,359

	Year ended					
	30 June 2002 restated	**30 June 2003 restated**	**30 June 2004 restated**	**30 June 2005 restated**	**30 June 2006**	**30 June** [1] **2006**
						(US$ in millions)
	(Rand in millions)					
	(except per share information and weighted average shares in issue)					
Per share information (Rand and US$):						
US GAAP						
Basic earnings/(loss) per share	15.29	11.81	8.58	15.83	18.22	2.35
from continuing operations	15.29	11.81	8.81	15.66	22.83	2.94
from discontinued operations			(0.23)	0.17	(4.61)	(0.59)
Diluted earnings/(loss) per share	14.99	11.61	8.54	15.65	17.93	2.31
from continuing operations	14.99	11.61	8.77	15.48	22.47	2.90
from discontinued operations			(0.23)	0.17	(4.54)	(0.59)
IFRS						
Basic earnings/(loss) per share	15.84	12.59	9.50	15.37	16.73	2.15
from continuing operations	15.84	12.59	9.64	15.85	22.15	2.85
from discontinued operations			(0.14)	(0.48)	(5.42)	(0.70)
Diluted earnings/(loss) per share	15.53	12.39	9.40	15.11	16.42	2.11
from continuing operations	15.53	12.39	9.55	15.58	21.74	2.80
from discontinued operations			(0.15)	(0.47)	(5.32)	(0.69)
Dividends per share [4]	450	450	450	540	710	92
Weighted average shares in issue (in millions):						
Average shares outstanding—basic	612.5	609.3	610.0	613.8	620.0	
Average shares outstanding—diluted (IFRS)	625.0	619.6	616.2	624.4	631.7	
Average shares outstanding—diluted (US GAAP)	625.0	619.6	613.0	620.9	630.2	
Balance Sheet data:						
IFRS						
Total assets [5]	65,730	69,619	73,346	87,869	102,802	13,247
Total shareholders' equity [2]	31,315	33,518	35,029	43,533	52,352	6,746
Share capital	2,706	2,783	2,892	3,203	3,634	468
US GAAP						
Total assets	62,493	67,905	68,765	80,428	93,888	12,099
Total shareholders' equity	30,944	32,793	33,669	40,945	50,668	6,529
Share capital	2,772	2,842	2,976	3,814	4,414	569

1. Translations into US dollars in this table are for convenience only and are computed at the noon buying rate of the Federal Reserve Bank of New York on 29 September 2006 of R7.76 per US dollar. You should not view such translations as a representation that such amounts represent actual US dollar amounts.

2. In accordance with the adoption of SFAS 123(R), Share-based compensation, in 2006, the financial statement amounts for prior periods presented have been adjusted to reflect the grant-date fair value of equity awards issued through the Sasol Share Incentive Scheme.

3. In accordance with the adoption of IFRS 2, Share-based payment, in 2006, the financial statement amounts for prior periods presented have been adjusted to reflect the grant-date fair value of equity awards issued through the Sasol Share Incentive Scheme.

4. Includes the final dividend which was declared subsequent to the balance sheet date and is presented for information purposes only. No provision for this final dividend has been recognized.

5. Restated for IFRS reporting purposes for the reclassification of certain transaction fees incurred in 2004 in raising finance.

6. All financial statement amounts in the periods previously presented have been adjusted to reflect the presentation of Sasol Olefins & Surfactants as discontinued operations.

Exchange rate information

The following table sets forth certain information as published by the Federal Reserve Bank of New York with respect to the noon buying rate of US dollars in terms of rand for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average [1]	High	Low
2002	10.20	13.60	8.23
2003	9.04	10.90	7.18
2004	6.88	7.80	6.17
2005	6.21	6.92	5.62
2006	6.41	7.43	5.99
2007 [2]	7.15	7.76	6.72
April 2006	6.08	6.17	5.99
May 2006	6.31	6.71	6.00
June 2006	6.97	7.43	6.63
July 2006	7.07	7.23	6.83
August 2006	6.95	7.20	6.72
September 2006 [2]	7.45	7.76	7.16

1. The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

2. Through 29 September 2006.

   The rate on 29 September 2006 was R7.76 per US dollar.

3.B Capitalization and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

The rand is our principal operating currency. However, a large part of our group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Also, a significant part of our turnover is determined by the US dollar, as petroleum prices in general and the price of most petroleum and chemical products in South Africa are based on global commodity and benchmark prices which are quoted in US dollars. Hence, a large part of our group turnover is denominated in US dollars or influenced by the underlying global commodity and benchmark prices which are quoted in US dollars. Furthermore, a significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes equipment or plant imported into South Africa. In our South African operations the majority of our costs are rand based and in our European operations a large part of our costs are euro based. Accordingly, fluctuations in the exchange rates between the rand and US dollar, the rand and the euro and the euro and the US dollar may have a material effect on our business, operating results, cash flows and financial condition.

During the 2006 financial year the rand/US dollar exchange rate averaged R6.41 and fluctuated between R5.99 and R7.43. This compares to an average exchange rate of R6.21 during the 2005 financial year, fluctuating between R5.62 and R6.92. The rand exchange rate is impacted by various international and South

African economic and political factors and we are unable to forecast whether the relatively stable performance of the rand in the 2005 and 2006 financial years will continue in the foreseeable future. Subsequent to 30 June 2006 the rand has weakened significantly against the US dollar and euro.

In addition, although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D – Exchange controls".

We use derivative instruments to protect us against adverse movements in exchange rates on certain transactional risks in accordance with our group hedging policies see "Item 11 – Quantitative and qualitative disclosures about market risk".

Fluctuations in refining margins and crude oil, natural gas and petroleum product prices may adversely affect our business, operating results, cash flows and financial condition

Market prices for crude oil, natural gas and petroleum products may fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East. Other factors which may influence the aggregate demand and hence affect the markets and prices for petroleum products in regions which influence South African fuel prices through the Basic Fuel Price (BFP) price formula (used for the calculation of the refinery gate price in South Africa) and/or where we market these products, may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely. For most of the 2006 financial year the crude oil price fluctuated at levels above US$60 per barrel. See "Item 5 – Operating and financial review and prospects".

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Limited (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see "Item 4.B – Business overview – Sasol Synfuels" and "Sasol Oil", as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuation in crude oil prices. Fluctuations in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

We use derivative instruments to protect us against day-to-day US dollar oil price and rand to US dollar exchange rate fluctuations affecting the acquisition cost of our crude oil needs. During the course of the 2006 financial year, we have again hedged a portion of our synthetic fuel production against falling oil prices in respect of the 2007 financial year. See "Item 11 – Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against short-term fluctuation in crude oil prices it does not protect us against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

We are unable to accurately forecast fluctuations in refining margins and crude oil, natural gas and petroleum products prices. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition.

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

The demand for chemicals and especially products such as solvents, alkylates, fertilizers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterized by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity and supply exceeding demand growth. Low periods in the business cycle are then characterized by decreasing prices and excess capacity, which can depress operating margins and may result in operating losses. We believe that some areas within the chemicals industry currently show overcapacity with the possibility of further capacity additions in the next few years. We cannot assure you that future growth in demand will be sufficient to absorb current overcapacity or future capacity additions without downward pressure on prices of chemical products. Such pressure may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be able to exploit technological advances quickly and successfully

Most of our operations, including the gasification of coal and the manufacture of synfuels and petrochemical products, are highly dependent on the development and use of advanced technologies. The development, commercialization and integration of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected rapid advances in employed technologies or the development of novel processes can affect our operations and product ranges in that it could render the technologies we utilize or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost. Examples of new technologies which may in the future affect our business include the following:

- The development and commercialization of non-hydrocarbon-dependent energy carrier technologies, including the further development of fuel cells or the large scale broadening of the application of electricity to drive motor vehicles. These may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels.

- The development of improved fuels (and associated automotive technologies) from a crude oil base with equivalent properties to that of Fischer-Tropsch derived fuels, which may erode the competitive advantage of Fischer-Tropsch fuels.

- The development by competitors of next generation catalysts in which catalyst performance is manipulated, resulting in highly selective and high purity chemical products, which may render the use of our mixed feed stream catalytic-based production processes uncompetitive.

We cannot predict the effect of these or other technological changes or the development of novel processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercializing these advances in spite of competition we face by patents registered by our competitors. If we are unable to implement new technologies in a timely or cost-efficient manner, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, we could experience a material adverse effect on our business, operating results, cash flows and financial condition.

Our GTL projects may not prove sufficiently viable or as profitable as planned

We are currently developing GTL projects in Qatar and Nigeria. In addition we are considering opportunities for further GTL investments in other areas of the world. The development of these projects, either

solely or through our joint venture with Chevron Corporation (Chevron), is a capital-intensive process and requires us to commit significant capital expenditure and devote considerable management resources in utilizing our existing experience and know-how, especially in connection with Fischer-Tropsch synthesis technologies. See "Item 4.B – Business overview – Sasol Synfuels International". This process and its products may also give rise to patent risks in connection with the use of our GTL technology. See below, "Intellectual property risks may adversely affect our products or processes and our competitive advantage".

We consider the development of our GTL projects a major part of our strategy for future growth and believe that GTL fuels will in time develop to become an efficient and widely used alternative and/or supplement to conventional diesel fuel. In assessing the viability of our GTL projects, we make a number of assumptions relating to specific variables, mainly including:

- access to sufficient competitively priced gas reserves;

- prices of crude oil, petroleum products and gas;

- fluctuations in the exchange rate of the US dollar against the rand;

- fluctuations in interest rates;

- fiscal dispensation in the countries in which we invest;

- capital cost of our facilities, including material, engineering and construction costs;

- various operating costs;

- technology and catalyst performance;

- conditions in the countries in which we invest, including factors relating to political, social and economic conditions;

- availability of skilled workers to construct and operate the plants; and

- timely completion of projects.

Significant variations in any one or more of the above factors which are beyond our control, or any other relevant factor, may adversely affect the profitability or even the viability of our GTL investments. Should we not be successful in the implementation of our GTL projects, we may be required to write off significant amounts devoted to them and we may need to redirect our strategy for future growth. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows and financial condition and opportunities for future growth.

There are risks relating to countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 18 – Financial statements – Note 3 – Segmental analysis" for a description of the extent of our operations in the main countries and regions in which we operate. We are a South African domiciled company. The majority of our operations are located in South Africa and 81% of our turnover from continuing operations is generated from our South African facilities. Specific aspects of country risks that may have a material impact on our business, operating results, cash flows and financial condition include:

(a)   Political, social and economic issues

We have invested or are in the process of investing in significant operations in African, Southeast Asian and Middle Eastern countries that have in the past to a greater or lesser extent experienced social, economic and political uncertainty. More recently certain countries in which we operate have achieved greater social, political and economic stability. Since 1994 South Africa, in particular, has experienced significantly improved social, economic and political conditions.

(b)   The possible imposition of windfall taxes on our synthetic fuel operations

A task team was appointed by the South African Minister of Finance during May 2006 to investigate possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector, with particular reference to the synthetic fuel industry. A discussion document for public comment was released in this regard. We have presented our submissions in writing to the task team and have made oral submissions at the public hearings. We cannot predict whether this investigation will lead to amendments to the current fiscal regime, which we are presently subject to.

(c)   Fluctuations in inflation and interest rates

Over recent years, the South African economy has had relatively low and stable levels of inflation and interest rates. Should increases in these rates occur, our costs could increase and our operating margins could be affected. High interest rates could also adversely impact on our ability to ensure cost-effective debt financing in South Africa.

(d)   Transportation, water and electricity and other infrastructure

The infrastructure in some countries in which we operate, such as rail infrastructure and electricity and water supply in South Africa, may need to be further upgraded and expanded and in certain instances possibly at our own cost.

(e)   Unionized Labor

The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. Although we have had minor labor disruptions in South Africa during 2006 we have not experienced significant labor disruptions in recent years. We have constructive relations with our employees and their unions, but we cannot assure you that significant labor disruptions will not occur in the future.

(f)   Southern African regional issues

There have been some instances of social, political, and economic instability in some of the countries in the Southern African region. Although we believe South Africa's growing stature has increasingly separated it from the effects of regional issues, such political or economic instability in neighboring countries could negatively affect market conditions in South Africa.

(g)   Exchange control regulations

South African law provides for exchange control regulations which restrict the export of capital from the Common Monetary Area, which includes South Africa, subject to South African Reserve Bank dispensation. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt. See "Item 10.D – Exchange controls" and "Item 5.B – Liquidity and capital resources".

(h)   HIV/AIDS in sub-Saharan Africa

Based on the results of our voluntary counseling and testing program which had an 82% uptake amongst all levels of the organization, we estimate that 7% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. This is less than the 10% to 15% initially estimated during 2004. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention program, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6.D – Employees".

We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources to establish and maintain programs to address the HIV/AIDS pandemic. In September 2002, we launched the Sasol HIV/AIDS Response Programme (SHARP), which is our initiative to respond to the HIV/AIDS pandemic, on which we have spent a total amount of approximately R22 million to June 2006. We are committed to the on-going funding of SHARP.

We cannot assure you that the costs we are currently incurring and will incur in the future in connection with the HIV/AIDS pandemic will not have a material adverse effect on our business, operating results, cash flows and financial condition.

(i)   Transformation issues

In some countries our operations are required to comply with local procurement, employment equity, ownership and other regulations which are designed to address country specific social and economic transformation issues.

As a leading and patriotic South Africa-based company, we embrace and will engender or participate in initiatives to bring about meaningful transformation to assist in correcting the imbalances and injustices of the apartheid era. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not vigorously pursuing them or of them not succeeding and adversely impacting on the long-term sustainable performance and reputation of our company. It is not currently known what additional costs or implications will arise for us to comply with these transformation initiatives.

As part of an initiative of the government of South Africa to advance the participation of historically disadvantaged South Africans in the country's economy, in November 2000, we became party to an agreement with the government and the liquid fuels industry, the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (the Liquid Fuels Charter). The Charter deals with the following key matters:

- participation in ownership and control in all facets of the industry by historically disadvantaged South Africans;

- addressing the skills gap in the industry;

- employment equity; and

- procurement from historically disadvantaged South Africans.

See "Item 4.B – Business overview – Sasol Oil" and "- Empowerment of historically disadvantaged South Africans".

The Liquid Fuels Charter requires us, amongst other things, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership of our liquid fuels business by the year 2010. We entered into a 25% equity transaction with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), on 1 July 2006 and we are now compliant with the equity ownership targets of the Liquid Fuels Charter. See "Item 8.B – Significant changes".

The financing arrangements for the Tshwarisano transaction are set out in "Item 5.A – Operating results – Our operations are subject to various laws and regulations in the countires in which we operate" and "Item 8.B – Significant changes".

In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on a charter (the Mining Charter), designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

- expansion of the skills base of such persons;

- promotion of employment and advancement of the social and economic welfare of mining communities; and

- promotion of beneficiation of ore into higher value substances.

The Mining Charter, together with the scorecard to facilitate the interpretation of and compliance with the Mining Charter, requires mining companies to ensure that historically disadvantaged South Africans hold at least 15% ownership of mining assets or equity in South Africa within 5 calendar years (i.e. by 2009) and 26% ownership within 10 calendar years (i.e. by 2014) from the effective date of the Mineral and Petroleum Resources Development Act which was on 1 May 2004. The Charter further specifies that the mining industry is required to assist historically disadvantaged South Africans in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the implementation of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of historically disadvantaged South Africans should be increased towards the 26% target on a willing buyer-willing seller basis. See "Item 4.B – Business overview – Sasol Mining" and "Empowerment of historically disadvantaged South Africans".

Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the new Mineral and Petroleum Resources Development Act with respect to the South African mining industry. We have commenced a process to apply for the conversion of our existing mining licenses under the new Mineral and Petroleum Resources Development Act. See below "New mining legislation may have an adverse effect on our mineral rights". When considering applications for the conversion of existing mining licenses under the Mineral and Petroleum Resources Development Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We have entered into a transaction with Eyesizwe Coal (Pty) Limited (Eyesizwe) for our mining export activities which is expected to be effective in 2007. This venture will result in approximately an 8% indirect black economic empowerment (BEE) equity ownership in Sasol Mining and together with other BEE transactions under consideration by Sasol Mining would result in 15% BEE equity ownership by 2009 and 26% by 2014.

In December 2004 the Minister of Trade and Industry issued certain draft Codes of Good Practice for Broad-based Black Economic Empowerment for public comment pursuant to the Broad-based Black Economic Empowerment Act of 2003. These codes are intended to provide businesses with guidance on implementing the requirements of the Act. These Codes have been published for comments and we have commented on the Codes and await publication in the South African Government Gazette.

It is not currently known what additional costs or implications will arise for us to comply with the said Act and other requirements of both the Liquid Fuels and Mining Charters or the Codes of Good Practice for Broad-based Black Economic Empowerment and we cannot assure you that these costs or implications will not have a material adverse effect on our shareholders or business operating results, cash flows and financial condition.

(j)   Engineering and construction contract costs

The increase worldwide in the sanctioning of large engineering and construction contracts has resulted in a shortage of engineering and construction resources and strains in these industries. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays and higher capital costs, these strains in the engineering and construction industries are nevertheless a cause for concern and may impact on our project plans and growth ambitions.

(k)   Other specific country risks that are applicable to countries in which we operate and which may have a material impact on our business include:

*   external acts of warfare and civil clashes;

*   government interventions, including protectionism and subsidies;

*   regulatory, taxation and legal structure changes;

*   the control of oil and gas field developments and transportation infrastructure;

*   failure to receive new permits and consents;

*   cancellation of contractual rights;

*   expropriation of assets;

*   lack of capacity to deal with emergency response situations; and

*   the introduction of selective environmental and carbon taxes.

Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of parliamentary democracies. However, institutions in these countries may not yet be as firmly established as they are in parliamentary democracies in South Africa, the United States and some European countries. Some of these countries are also transitioning to a market economy and, as a result, experience changes in their economies and their government policies that could affect our investments in these countries. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

As the political, economic and legal environments remain subject to continuous development, investors in these countries face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in the countries in which we operate (including neighboring countries) may have a material adverse effect on the investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

New mining legislation may have an adverse effect on our mineral rights

The Mineral and Petroleum Resources Development Act came into effect on 1 May 2004. The fundamental principle of the Act is that mineral resources are the common heritage of all South Africans and collectively belong to all the people of South Africa. The Act provides that the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, be administered by the government of South Africa which will have the right to exercise full and permanent custodianship over mineral resources.

20

The Act requires mining companies, including our company, to apply for conversion of their existing prospecting and mining permits. A wide range of factors and principles must be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of historically disadvantaged South Africans in the mining industry. See "Item 4.B – Business overview – Regulation of mining activities in South Africa" and "– Empowerment of historically disadvantaged South Africans".

The Act also provides that a mining right granted under the Act may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. Furthermore, royalties from mining activities will become payable to the state under provisions contained in the "Mineral and Petroleum Resources Royalty Bill". This Bill was first published in March 2003 and has since been revised, with the final Bill was published on 11 October 2006. The Bill provides for a royalty rate of 1% on coal with an ash content of higher than 15% for South African energy consumption and 3% on coal with an ash content lower than 15%. The royalty is revenue based, payable bi-annually in arrears, and will take effect from 1 May 2009. The royalty will be deductible for normal income tax purposes. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation and we intend to undertake the appropriate actions in order to ensure conversion of our existing prospecting and mining rights. However, we cannot assure you that we will be successful in all our applications for conversion and that our rights on existing coal mine reserves will not be affected, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

New legislation on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

The Petroleum Products Amendment Act became effective on 17 March 2006. This Act amends the existing Petroleum Products Act, enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale and retail sale of petroleum products. As the Act and regulations to be promulgated there under regulate matters pertaining to wholesale and retail sales of petroleum products, Sasol Oil, Natref and Sasol Synfuels are currently in the process of applying for licenses for manufacturing and wholesale and site licenses for our plants, wholesale activities and retail sites as required by the Act and regulations. We cannot assure you that these licenses will be granted and if they are granted that the conditions of the licenses will not have a material adverse impact on our business, operating results, cash flows and financial condition. New retail site development could be delayed given the requirements under the new regulations. See "Item 4.B – Business overview – Sasol Oil" and "- Regulation of petroleum-related activities in South Africa".

The Petroleum Pipelines Act became effective on 1 November 2005. The Act regulates petroleum pipelines and storage and loading facility activities, including the construction and operation of petroleum pipelines and the delivery of certain commercial services in connection with these pipelines and facilities. The Petroleum Pipelines Act grants broad discretion to the Minister of Minerals and Energy to adopt different pricing methodologies in connection with the setting of tariffs, which may prove advantageous for some competitors, because of different market and geographic positions. The regulations pertaining to pricing methodologies have not been issued yet, but the regulations that may be promulgated under the Act may affect our advantage due to the location in the economic heartland of the country of our Natref refinery and our synfuels facilities at Secunda. See "Item 4.B – Business overview – Sasol Oil" and "- Regulation of petroleum-related activities in South Africa". We have applied for licenses under the Petroleum Pipelines Act and the rules issued by the National Energy Regulator of South Africa (NERSA) for our depots and related infrastructure and await the issue of licenses. Notwithstanding continuous interaction and comments submitted in respect of regulations to be issued under these statutes, we cannot assure you that the enactment of new legislation or the amendment of

existing laws and regulations will not have a material adverse effect on our business, operating results, cash flows and financial condition. Among the matters governed by the Petroleum Pipelines Act, of particular significance to our business are issues relating to the discretion granted to the South African Minister of Minerals and Energy with respect to the exercise of executive powers, the determination or approval of tariffs and the issue of open access to pipelines and depots.

The Gas Act came into effect on 1 November 2005. The Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Although we negotiated a ten year regulatory dispensation (8 years remaining until 2014) with the South African government covering the supply of Mozambican natural gas to the South African market, we cannot assure you that the enactment of the Gas Act and the appointment of the NERSA (appointed pursuant to the National Energy Regulator Act which became effective on 1 November 2005) will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B – Business overview – Sasol Gas" and "- Regulation of gas related activities in South Africa".

The South African government issued guidelines relating to new fuel specifications, portions of which came into effect in January 2006 and resulted in regulations being issued on 23 June 2006. These specifications relate to the phasing out of lead from the petroleum products we manufacture, a reduction in the sulfur content in certain of these products and a new national octane structure. The clean fuels introduction plans have been successfully completed and in order to meet these new specifications we have made significant capital investments at our manufacturing sites to modify our current petroleum production processes. It is as yet uncertain what the final market demand will be for the various new products. Should the demand for particular products outstrip our ability to manufacture them as a result of a delay in completing modifications to our plants and/or anticipated demand projections being exceeded this could have a material adverse effect on our business, operating results, cash flows and financial condition.

The guidelines regarding the importation and exportation of petroleum products were issued for public comment on 23 June 2006. From the guidelines it can be concluded that there may be more flexibility afforded to oil companies and wholesalers, including airline companies, to directly import petroleum products. No protection will be granted to local and domestic manufacturers to satisfy their needs from local production before imports are undertaken.

The Consumer Protection Bill was issued for public comment on 23 June 2006 and intends to establish national norms and standards relating to consumer protection and prohibits certain unfair marketing and business practices and to promote responsible consumer behavior.

It remains uncertain what the impact on our business will be when the guidelines and the Consumer Protection legislation are passed. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficient skilled employees

We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists and engineers. In the past, we have been successful in recruiting and retaining such personnel. We have also established certain research and development facilities overseas. However, demand for personnel with the range of capabilities and experience required in our industry is high globally and success in attracting and retaining such employees is not guaranteed. The risk exists that our scientific, engineering and project execution skills base may be depleted over time because of, for example, natural attrition and a shortage of people being available in these disciplines. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to introduce and maintain the appropriate technological improvements to our business and our ability to successfully construct and commission new plants. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our products or processes and our competitive advantage

Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. The expiry of a patent results in increased competition in the market for the previously patented products and processes. In addition, aggressive patenting by our competitors may result in an increased patent infringement risk.

A high percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and structure. These products are normally utilized by our clients as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of application-type products. These patents may create pressure on our clients who market these application-type products which may adversely affect our sales to these clients. Patent-related pressures may adversely affect our business, operating results, cash flows and financial condition.

We believe that our proprietary technology, know-how and trade secrets, especially in the Fischer-Tropsch area, provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in some transfer of our know-how and trade secrets to our competitors. This may adversely affect our business, operating results, cash flows and financial condition.

Increasing competition from products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

Certain of our chemical production facilities are located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower production costs, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in withdrawal of particular products or closure of facilities. We cannot assure you that increasing competition by products originating from countries with low production costs will not result in withdrawal of our products or closure of our facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

Changes in consumer and safety, health and environmental regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

Our products are required to comply with legislation relating to the protection of the environment, health and safety of employees, the public and/or the end consumer, as well as customer needs. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in providing additional test data in order to register our products or to adjust the manufacturing processes for certain of our products, including liquid fuels and chemicals, or even withdraw some of them, in order to be in a position to comply with market needs or more stringent regulatory requirements. For example, compliance with the registration, evaluation and authorization of chemicals (REACH) procedure proposed by the European Commission (EC) may have significant cost implications as we may be required, among other things, to provide risk assessments and apply for registration of our products. Similarly, public opinion is growing more sensitive to consumer health and safety and environmental protection matters, and, as a result, markets may apply pressure on us concerning certain of our products. Should we be required to comply with REACH requirements we may incur significant additional costs. We may be required to withdraw from the market certain products which we consider uneconomical given these additional costs of compliance or otherwise due to public opinion considerations. These factors may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our exploration, mining and production operations are required to conform to legislation relating to the protection of the environment, health and safety of the workforce and/or neighboring communities. As these regulations may grow stricter, we may be required in some cases to incur additional expenditure in order to provide additional protection or to adjust specifications or manufacturing processes or transport and distribution arrangements for certain of our operations or products. Should we make changes or incur such costs this may have a material adverse effect on our business, operating results, cash flows and financial condition. More specifically:

- the National Environmental Management: Air Quality Act, in terms of which the Vaal Triangle area (in which our Sasolburg operations are located) has been declared a Priority Area for purposes of implementation of an emission reduction and management plan by the South African Department of Environmental Affairs and Tourism. The Department is also in the process of setting ambient air quality and emission standards, which will form the basis for a review of atmospheric emission licenses for our operations in Sasolburg and Secunda. More stringent air quality standards may have significant cost implications for us; and

- the nature of some of our processes, like the gasification of coal to produce synthetic fuels and petrochemicals, result in relatively high emission of carbon dioxide, a greenhouse gas. Although certain countries in which we operate are exempt from greenhouse gas reduction targets set in terms of the Kyoto Protocol, it is uncertain how any future developments in carbon dioxide restrictions will affect our group.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, including, but not limited to, fire, explosion, leaks, ruptures, discharges of toxic hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of experiencing, and have in the past experienced, industry-related incidents.

The terrorist attacks in the United States on 11 September 2001 and subsequent attacks in various parts of the world demonstrated the increased risk posed by the threat of terrorism. Our facilities, located mainly in South Africa, the United States and various European countries, as well as in various African countries, the Middle East and Southeast Asia, are subject to the risk of experiencing deliberate acts of terror.

Industry-related accidents and acts of terror may result in damages to our facilities and may require shutdown of the affected facilities, thereby disrupting production and increasing production costs. Furthermore, acts of terror, accidents or our historical operations may cause, or may have caused, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain costly pollution control technology.

We obtain insurance cover over our assets and against business interruption. We also obtain insurance to limit certain of our exposures. In some cases we also have indemnity agreements with the previous owners of acquired businesses which limit certain of our exposures to environmental contamination. As a result of the terrorist attacks on 11 September 2001 and more recently hurricanes Katrina and Rita, our insurance costs and deductibles (retained risk) have increased significantly. We are implementing a number of programs, including on-the job safety training, in order to increase safety, and we closely monitor our safety, health and environmental procedures. However, there can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we may not be found directly liable in connection with claims arising from these events.

In general, we cannot assure you that costs incurred as a result of the above or related factors will not have a material adverse effect on our business, operating results, cash flows and financial condition.

24

Failure to comply with safety, health and environmental and other laws may adversely affect our market position and our business, operating results, cash flows and financial condition

We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. Environmental requirements govern, among other things, land use, air emissions, use of water, wastewater discharge, waste management and site remediation. These regulations often require us to obtain and operate in compliance with the conditions of permits, licenses and authorizations from the appropriate regulatory authorities. Compliance with these laws, regulations, permits, licenses and authorizations is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply, in all material respects, with applicable laws, regulations, permits and authorizations.

Failure to comply with applicable safety, health and environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or other remedial actions, any of which could entail significant expenditures.

We are also continuing to take remedial actions at a number of sites due to soil and groundwater contamination. The process of investigation and remediation can be lengthy and is subject to the uncertainties of site specific factors, changing legal requirements, developing technologies, the allocation of liability among multiple parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation.

In order to comply with these safety, health and environmental licenses, laws and regulations we may have to incur costs which we could finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or any other method as may be required by the regulations (not yet promulgated) under the Petroleum Products Act in respect of the rehabilitation of environmental impacts. However, this is not required in terms of the Petroleum Products Amendment Act and the regulations if a license applicant at the time of the commencement of the Petroleum Products Amendment Act, held or was in the process of developing a site, manufactured or wholesaled or retailed petroleum products. No assurance can be given that changes in safety, health and environmental laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

Whilst it is our policy that asbestos-containing materials will be phased out on a risk-based order of priority, there are currently certain asbestos-containing materials at our facilities. In addition, our manufacturing processes may utilize and result in the emission of substances with potential carcinogenic properties. We also manufacture products which may contain carcinogenic components. Although we implement occupational health and safety, product stewardship and other measures to eliminate or mitigate potential risks we cannot assure you that no liabilities may arise as a result of the use or exposure to these materials.

In addition to undertaking internal investigations we are also subject to review from time to time by government authorities on our compliance with, inter alia, tax, customs and excise duty, anti-trust laws and regulations impacting our operations. Our product pricing structures are also reviewed from time to time by regulatory authorities. Whilst it is our policy to conduct our operations in accordance with applicable laws and regulations and we have established control systems to monitor such compliance, no assurance can be given that these control systems will not fail or that some of our product pricing structures will not change in the future. Failure to interpret correctly and comply with such laws and regulations and/or changes to our product pricing and cost structures may have a material adverse impact on our business, operating results, cash flows and financial condition.

Our coal, crude oil and natural gas reserve estimates may be materially different from reserves that we may actually recover

Our reported coal reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined and processed. Our proved developed and undeveloped crude oil and natural gas reserves are estimates based on applicable reporting regulations. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of coal, oil and natural gas production, including many factors beyond our control. In addition, reserve/reservoir engineering is a subjective process of estimating underground deposits of reserves that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary and results of our mining/drilling and production subsequent to the date of an estimate may justify revision of estimates. Reserve estimates may require revision based on actual production experience and other factors. In addition, several factors including the market price of coal, oil and natural gas, reduced recovery rates or increased production costs due to inflation or other factors may render certain of our estimated proved and probable coal reserves and proved developed and undeveloped oil and natural gas reserves uneconomical to exploit and may ultimately result in a restatement of reserves. This may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D – Property, plants and equipment".

There is a possible risk that sanctions may be imposed by the US government as a result of our Iran related activities

There are possible risks posed by the potential imposition of US economic sanctions in connection with activities we are undertaking in the polymers field and considering in respect of a GTL opportunity (with respect to which no investment decision has yet been made) in Iran. For a description of our activities in Iran see "Item 4.B – Business overview – Sasol Polymers" and "Sasol Synfuels International". The risks relate to two sanctions programs administered by the US government that we have considered: the Iranian Transactions Regulations (ITR) administered by the US Treasury Department Office of Foreign Assets Control (OFAC) and the Iran and Libya Sanctions Act (ILSA) administered by the US Department of State.

The ITR prohibit or restrict most transactions between US persons and Iran. The ITR, administered by OFAC, do not apply directly to either Sasol or the group entities involved in activities in Iran, because none of them would be considered a US person under these regulations. Nonetheless, because the group is a multinational enterprise, we are aware that the ITR may apply to certain entities associated with the group, including US employees, investors and certain subsidiaries.

We are taking measures to ensure that US employees, investors and certain subsidiaries of the group to which the ITR applies will not violate the ITR as a result of their respective affiliations with the group. For instance, to that end, we are taking measures to:

- ensure that no US persons are involved in our Iranian activities, either as directors and officers, or in other positions, including engineering, financial, administrative and legal;

- ensure that funds dedicated to projects in Iran will be kept segregated from general group funds;

- ensure that no funds of US investors will be utilized in the projects by using separate bank accounts for any funds directed to, or to be received from, these projects and monitoring the flow of funds to and from these projects; and

- separate the results of these businesses into separate legal entities.

By undertaking these steps, we believe that any risks posed by the ITR to US persons and entities affiliated with the group will be mitigated. Nevertheless, we cannot predict OFAC's enforcement policy in this regard and it is possible that OFAC may take a different view of the measures described above. In such event, US persons or affiliates associated with the group may be subject to a range of civil and criminal penalties.

ILSA was adopted by the US government with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction. ILSA is now only applicable to Iran following the removal of sanctions imposed against Libya. ILSA grants the President of the United States discretion in imposing sanctions on companies found to be in violation of its provisions involving investment in the petroleum industry in Iran. Should the US government determine that some or all of our activities in Iran are investments in the petroleum industry, as statutorily defined by ILSA, the President of the United States may in his discretion impose, among other sanctions, restrictions on our ability to obtain credit from US financial institutions, restrictions on our ability to procure goods, services and technology from the United States or restrictions on our ability to make sales into the United States.

We cannot predict future interpretations of ILSA or the implementation policy of the US government with respect to ILSA. Although we believe that our polymers project is not in the petroleum industry and we were only involved in a feasibility study in connection with other activities in Iran, we cannot assure you that our activities in Iran would not be considered investments as statutorily defined by ILSA or that the imposition of sanctions on the company or other entities of the group would not have a material adverse impact on our business, operating results, cash flows and financial condition.

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York, as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York in accordance with the Deposit Agreement. The Bank of New York has undertaken in turn, as soon as practicable after receipt of our notice, to mail to holders of ADRs voting materials. These voting materials include information on the matters to be voted on contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Articles of Association, to instruct The Bank of New York as to the exercise of the voting rights, pertaining to the shares underlying their respective ADSs on a specified date. In addition, holders of our ADRs will be required to instruct The Bank of New York how to exercise these voting rights.

Upon the written instruction of an ADR holder, The Bank of New York will endeavor, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by The Bank of New York by the date specified in the voting materials, The Bank of New York will not request a proxy on behalf of such holder. The Bank of New York will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote the shares underlying your ADSs. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be no recourse if your voting rights are not exercised as you directed.

Sales of a large amount of Sasol's ordinary shares and ADSs could adversely affect the prevailing market price of the securities

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the Sasol ordinary shares or ADSs, causing their market prices to decline.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the company

Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE since October 1979. Our registered office and corporate headquarters are at 1 Sturdee Avenue, Rosebank, 2196, South Africa, and our telephone number is +27 11 441 3111. Our agent for service of process in the United States is Puglisi and Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

In 1947, the South African Parliament enacted legislation detailing the establishment of an oil-from-coal industry in South Africa. This followed 20 years after the publication of a White Paper by Parliament, aiming to protect the country's balance of payments against increasing crude oil imports in view of the lack of domestic crude oil reserves. As a result of this initiative, the South African government in 1950, through the Industrial Development Corporation of South Africa Limited (IDC), a state-owned entity, formed our predecessor company known as the South African Coal, Oil and Gas Corporation Limited to manufacture fuels and chemicals from indigenous raw materials.

Construction work on our synthetic fuels plant at Sasolburg (Sasol One), in the Free State province, about 80 kilometres (km) south of Johannesburg, commenced in 1952, and in 1955, the original Sasol One production units were commissioned. We supplied our first gasoline and diesel to motorists at Sasolburg in November 1955. The operation of this plant was based on a combination of the German fixed-bed and the US fluidized-bed Fischer-Tropsch technologies, together with German Lurgi coal gasification technologies for the synthetic production of gasoline, diesel, other liquid fuels and chemical feedstock from coal.

During the 1960s, we became a major supplier of raw materials for the chemical industry. This included products such as solvents for paints, butadiene and styrene for synthetic rubber and ammonia for nitrogenous fertilizer. When our first naphtha cracker became operational in the mid-1960s, we added ethylene and propylene for the plastics industry to our product portfolio.

In 1966, we completed construction of our first gas pipeline, which connected 250 industrial companies in the greater Johannesburg area to pipeline gas.

In December 1967, Natref was incorporated and, at the same time, construction of the oil refinery commenced at Sasolburg. The refinery was commissioned in February 1971. Currently, we, as the major shareholder, and Total South Africa (Pty) Limited (Total), a subsidiary of Total S.A. of France, hold 63.64% and 36.36%, respectively, in Natref.

The increased oil prices of the early seventies presented us with an opportunity to increase our synfuels production capacity and assist in reducing South Africa's dependence on imported crude oil. We commenced the construction of Sasol Two in Secunda, 145 km southeast of Johannesburg in the Mpumalanga province, in 1976, and in March 1980, this plant produced its first synthetic fuel. During the final construction phases of Sasol Two in 1979, work commenced on the construction of our third synfuels and chemicals plant, Sasol Three, which was completed in 1982. The virtually identical operations of Sasol Two and Sasol Three were merged in 1993 to form Sasol Synthetic Fuels, now Sasol Synfuels.

Towards the time of the completion of the Sasol Three project, all our technical and research and development services were consolidated into a new company, Sasol Technology. Since then, Sasol Technology has been an important area of our activities, responsible for research and development, technology development and commercialization, project management and specialist engineering skills.

In October 1979, Sasol Limited was listed on the JSE, and 70% of its share capital was privatized. We used the proceeds from the private and public issue to acquire 100% shareholding in Sasol One and 50% shareholding in Sasol Two and Sasol Three from the IDC. During 1983 we acquired the IDC's remaining interest in Sasol Two and the remaining interest in Sasol Three was acquired effective 1 July 1990. Subsequently, the interest in our share capital held by the South African government through the IDC was further reduced to its current 7.8%.

In 1982, our ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994. With effect from 9 April 2003 we transferred our listing to the New York Stock Exchange (NYSE) from NASDAQ.

Our technology enabled us to enter the downstream production of higher-value chemicals, including nitrogenous fertilizers and commercial explosives in 1983 and 1984, respectively, and also of solvents, phenolics, waxes and alpha olefins.

During 1988 and 1989, we undertook the construction of a large polypropylene plant that incorporated BASF gas-phase technology. Between 1990 and 1993, Sasol One underwent a R820 million renovation, during which we discontinued the production of synfuels and increased the production of higher-value chemicals, including ammonia, solvents, phenolics, paraffin and waxes.

Polifin Limited (Polifin) was established in Johannesburg in January 1994, as a joint venture with AECI Limited (AECI), a South African listed chemicals and explosives company. The joint venture manufactured and marketed monomers and polymers. In 1996, Polifin was listed on the JSE. In 1999, pursuant to a takeover offer, we acquired Polifin's remaining share capital from AECI and the public, delisted Polifin and subsequently it became part of our chemicals portfolio and was renamed Sasol Polymers.

In June 1994, the first alpha olefins plant at Secunda was commissioned to produce 1-hexene and 1-pentene for the international copolymers market.

In 1995, we founded Sasol Petroleum International (SPI) to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. SPI is active in South Africa, Gabon, Equatorial Guinea, Nigeria and, most notably, in Mozambique. In 2000 and 2001, we signed agreements with the government of Mozambique for the development of natural gas fields and the construction of a gas pipeline transporting gas to the South African market. The construction of this pipeline was completed in 2004. We introduced natural gas to the South African pipeline gas market as of 2004 and use natural gas as part of our feedstock for our chemicals and synfuels operations in both Secunda and Sasolburg.

The Schümann Sasol International wax manufacturing and marketing venture was established in 1995 after a merger of Sasol Waxes and the Hamburg-based Schümann wax operations. It produces paraffin and Fischer-Tropsch waxes and operates in various countries. Effective 1 July 2002, we acquired from Vara Holdings GmbH and Co KG the remaining third of the share capital of Schümann Sasol, for approximately 51.1 million euro (approximately R521 million at actual rates), and this group of companies, now 100% owned, has been renamed Sasol Wax.

By early 1999, Sasol Synfuels had commissioned the last of its eight new generation Sasol Advanced Synthol (SAS) reactors at Secunda, and a ninth reactor was commissioned in 2001. The 1-octene plant, also at Secunda, was commissioned in April 1999 by Sasol Alpha Olefins and commenced supply to The Dow Chemical Company polyethylene plants in May 1999.

In recent years, we have been exploring opportunities through Sasol Synfuels International (SSI) to exploit the Sasol Slurry Phase Distillate (Sasol SPD™) process technology for the production of high-quality, environment-friendly diesel and other higher-value hydrocarbons from natural gas. In October 2000, we signed agreements with Chevron for the creation of Sasol Chevron, a 50:50 global joint venture founded on GTL technology. Sasol Chevron was formed in order to take advantage of the synergies of Sasol's and Chevron's GTL strengths. Sasol has advanced Fischer-Tropsch technology and Chevron has extensive global experience with respect to natural gas utilisation, product marketing and hydrotreating technology.

Sasol Chevron is currently involved in the development of a GTL project in collaboration with the Nigerian National Petroleum Corporation (NNPC) and Chevron Nigeria Limited at existing oil and gas facilities at Escravos in Nigeria. In April 2005, the engineering, procurement and construction contract for this project was awarded to Team JKS, a consortium of the Japan Gasoline Corporation; Kellogg, Brown and Root (KBR), a subsidiary of Halliburton and Italy's Snamprogetti. SSI and Sasol Chevron continue to explore opportunities to develop other GTL plants over the next decade.

To promote the performance and environmental merits of cleaner synthetic fuels, Sasol Chevron co-founded the Alliance for Synthetic Fuels in Europe (ASFE) with DaimlerChrysler, Renault, Royal Dutch Shell and Volkswagen, which was launched in Brussels in March 2006.

In July 2001, we signed a joint venture agreement with Qatar Petroleum (Qatar Petroleum 51% and Sasol 49%) to establish Oryx GTL. The joint venture is constructing, on behalf of both venture partners, a GTL plant based at Ras Laffan Industrial City to produce high quality synfuels from Qatar's natural gas resources. The inauguration ceremony of the ORYX GTL plant was held at Ras Laffan Industrial City in Qatar on 6 June 2006. The plant is scheduled to commence operations during the second quarter of 2007.

We acquired Condea in March 2001 from German-based RWE-DEA AG for 1.3 billion euro (R8.3 billion). Most of this business was subsequently hosted in Sasol Olefins & Surfactants with production facilities mainly in the US, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated and highly cost-competitive feedstock positions. We announced in August 2005 that we are considering the divestment of the Sasol Olefins & Surfactants business excluding our comonomers activities in South Africa. The Sasol Olefins & Surfactants business is not vertically integrated to our required standards; is not adequately linked to our proprietary Fischer-Tropsch technology process and has not adequately provided the integration benefits which we require. The financial impact of changes in the input costs of the business – together with current market-place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements. After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the business to its fair value. By 30 June 2006, we had substantially completed most of the activities required to prepare this business for sale and are presently in negotiations with potential buyers. It is envisaged that the disposal of the Sasol Olefins & Surfactants business will be completed within the next 12 months, subject to obtaining the relevant regulatory and other approvals. Until the business is sold, we remain committed to the strategic and operational goals of Sasol Olefins & Surfactants and will continue to provide the business with the support necessary to uphold its effectiveness and success.

In 2004 we initiated Project Turbo, our fuel enhancement project, intended to liberate further chemical feedstock and enable concomitant investments by Sasol Polymers to expand its South African polymer production capacity by more than 80%. The synfuels catalytic cracker (SCC) at Secunda is being commissioned in four sections. The first three are currently being commissioned and the commissioning of the fourth section commenced in June 2006. The SCC is expected to commence beneficial operation in October 2006.

Effective 1 January 2004, Sasol Oil entered the South African retail fuel market with the establishment of its first Sasol-branded retail convenience center (service station). Sasol Oil also completed the acquisition and integration of Exel Petroleum in a major step towards forming Sasol Oil. We now have 376, compared to 345 in 2005, Sasol- and Exel-branded retail convenience centres.

We announced on 16 March 2006 the first phase implementation of Sasol Mining's broad-based empowerment strategy through the formation of Igoda Coal (Pty) Limited (Igoda Coal), an empowerment venture with Eyesizwe Coal (Pty) Limited (Eyesizwe), a black-owned mining company. Igoda Coal will comprise the full value chain of Sasol Mining's coal export business – the Twistdraai mine and beneficiation plant at Secunda, the marketing and logistics components of its coal export business, and Sasol Mining's 5% shareholding in Richards Bay Coal Terminal.

In June 2006 we announced the signing of a co-operation agreement with a consortium led by Shenhua Corporation of the People's Republic of China to proceed with the second stage of feasibility studies to determine the viability of an 80,000 barrels per day (bpd) CTL plant in the Shaanxi Province, about 650 kilometres west of Beijing in China and for another 80,000 bpd CTL plant in the Ningxia Hui Autonomous region, about 1,000 kilometres west of Beijing.

On 30 June 2006 we announced that our R1.45 billion broad-based black economic empowerment (BEE) transaction, through partnership with Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), was successfully concluded following the prohibition by the Competition Tribunal of the proposed merger of our liquid fuels business with Engen Limited, a South African subsidiary of Petroliam Nasional Berhad (Petronas). In terms of the agreement, Tshwarisano has acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

Since May 2000 we have undertaken share repurchases, which may be made at times and at prices deemed appropriate by management and consistent with the authorization of the shareholders. No repurchases were made during the year ended 30 June 2006. At 30 June 2006, a total of 60,111,447 shares, representing 8.8% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60,111,477 Sasol Limited shares held by our subsidiary, Sasol Investment Company (Pty) Limited. These shares were cancelled on 10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that we be granted the authority to acquire Sasol Limited shares by way of a general repurchase. We may consider repurchasing additional shares on the open market.

As of 29 September 2006, we were the largest JSE listed South African domiciled company by market capitalization (R174.8 billion), with total consolidated turnover from continuing operations of approximately R61,857 billion in 2006. We employ approximately 27,933 people in our continuing operations.

Capital expenditure

In 2006 we invested approximately R13 billion, compared with R12 billion and R11 billion in respect of 2005 and 2004, respectively, in capital expenditure (on a cash flow basis excluding capitalized interest and including projects and investments incurred by our equity accounted investees) to enhance our existing facilities and to expand operations. Capital expenditure incurred on key projects to expand our operations includes:

Projects and investments[1]	Business categories	30 June 2006	30 June 2005	30 June 2004
		(Rand millions)		
Project Turbo – low-density polyethylene and polypropylene	Sasol Polymers	**2,608**	3,321	936
Oryx GTL and Escravos GTL . . .	Sasol Synfuels International	**1,734**	1,245	1,235
Arya Sasol Polymers (Iran) . . .	Sasol Polymers International Investments	**1,590**	823	295
2nd and 3rd Octene trains	Sasol Solvents	**714**	288	519
Sasol Oil distribution network . . .	Sasol Oil	**191**	294	114
Mozambique Natural Gas	Sasol Gas and Sasol Petroleum International	**38**	244	2,077
Clean Fuels Project	Sasol Oil	**–**	215	–
Tar Naphta Phenolic Extraction . .	Other	**–**	105	–
Acrylic acid and acrylates	Sasol Solvents	**–**	–	740
15th Oxygen train	Sasol Synfuels	**–**	–	104
Other smaller projects	Various	**820**	722	1,771
		7,695	7,257	7,791

1. The amounts include business development costs and our group's share of capital expenditure of equity accounted investees. The amounts exclude borrowing costs capitalized. These amounts were approved by our board of directors and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

Key projects to address environmental matters and enhance existing assets during the 2006 year include:

Projects and investments[1]	Business categories	30 June 2006	30 June 2005
		(Rand millions)	
Project Turbo – fuel enhancement .	Sasol Synfuels	**1,867**	2,520
Clean fuels project	Sasol Oil	**224**	–
Mining renewal	Sasol Mining	**171**	177
Waste recycling facility	Sasol Synfuels	**98**	263
Reconstruction of the ethylene plant (Unit 24) and the revamp of the furnaces	Sasol Polymers	**3**	185
Other smaller projects	Various	**2,968**	2,018
		5,331	5,163

---

1. The amounts include business development costs and our group's share of capital expenditure of equity accounted investees. The amounts exclude borrowing costs capitalized. These amounts were approved by our board of directors and are stated on a management reporting basis. We hedge all our major capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

In addition, we invested approximately R428 million in intangible assets (including investments made by equity accounted investees), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing for our capital expenditures, see "Item 5.B – Liquidity and capital resources – liquidity".

Capital commitments

As at 30 June 2006, we had authorized approximately R34 billion of group capital expenditure, of which we had spent R20 billion at 30 June 2006. Of the unspent capital commitments of R14 billion, R8 billion has been contracted for. We expect to spend R9 billion in 2007, R5 billion in 2008 and the remainder in 2009 and thereafter of our unspent capital commitments. For more information regarding our capital commitments see "Item 5.B – Liquidity and capital resources – liquidity" and "Item 5.F – Tabular disclosure of contractual obligations".

We expect to spend approximately R7 billion of our capital commitments on projects in South Africa, R5 billion in other African countries, R2 billion in the Middle East and the remainder on projects in other regions.

The following table reflects key projects approved and contracted which were not completed at 30 June 2006:

Project	Business categories	Total project cost (Rand in millions)	Scheduled operation date
Syferfontein Kriel South Phase 2	Sasol Mining	310	June 2007
Mooikraal underground coal mine	Sasol Mining	229	June 2007
Project Turbo – fuel-optimization	Sasol Synfuels	5,369	October 2006
Black product site remediation	Sasol Synfuels	145	February 2015
Oryx GTL (Qatar)	Sasol Synfuels International	3,795[1]	December 2006
Escravos GTL (Nigeria)	Sasol Synfuels International	9,778[2]	December 2009
3rd Octene train	Sasol Solvents	2,087	September 2007
Project Turbo – polymers projects – low-density polyethylene and polypropylene	Sasol Polymers	9,381	June 2007
Arya Sasol Polymer (Iran)	Sasol Polymers International Investments	4,881[3]	April – June 2007

The amounts include business development costs and our group's share of capital expenditure of equity accounted investees.

1. The project cost of US$489 million and has been translated at a rate of R7.76 per US$1.00 solely for the reader's convenience.

2. Sasol provides risk-based financing for 50% of the capital expenditure on the Escravos GTL joint venture. The project cost is under review. Sasol's portion is not expected to exceed US$ 1.45 billion. Due to concurrent increases in commodity values, this development is not expected to materially affect the returns of this project. This amount has been translated at a rate of R7.76 per US$1.00 solely for the reader's convenience.

3. Sasol Polymers' share of the estimated cost to establish the Arya Sasol Polymer production facilities is 494 million euro and has been translated at a rate of R9.88 per euro 1.00 solely for the reader's convenience.

4.B Business overview

Sasol is an integrated oil and gas company with complementary interests in coal, chemicals and the international development of synthetic-fuel ventures based on our proprietary Fischer-Tropsch (FT) technology. We mine coal in South Africa. Through Sasol Synfuels, we convert this coal, along with Mozambican natural gas, into fuels and chemical feedstock through our FT technology.

We also have chemical manufacturing and marketing operations in Europe, Asia and the Americas. Our larger chemical portfolios include polymers, solvents, waxes, phenolics and nitrogenous products. We are advancing the divestiture process of Sasol Olefins & Surfactants business excluding its comonomers activities in South Africa. The Sasol Olefins & Surfactants business has been presented in the financial statements as discontinued operations.

The group explores for, and produces, crude oil offshore Gabon, refines crude oil into liquid fuels in South Africa and retails liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through a growing network of retail service centers. Our liquid fuels business includes wholesaling in South Africa and overland exports to several sub-Saharan African countries.

We produce natural gas in Mozambique for supply to customers and as feedstock for some of our fuel and chemical production in South Africa.

We shall commission our first GTL plant in Qatar during 2007 and a second GTL plant is under construction in Nigeria, for planned commissioning in 2010. These two GTL plants will incorporate our proprietary Sasol SPD™ process.



Sasol's integrated business model revolves around Fischer-Tropsch technology

Sasol is an integrated oil & gas company with substantial petrochemical interests. The Fischer-Tropsch process lies at the heart of Sasol, allowing it to convert coal and natural gas into synthetic fuels and chemicals. Sasol is integrated upstream to produce its raw materials, and downstream into fuel and chemical production and marketing.

Exploration and Production

Sasol obtains its raw materials (coal, gas and crude oil) through its coal mining activities and oil and gas exploration and production activities, which are supplemented by purchases from the open market. Some raw materials are sold directly to external markets.

Syngas Production

Using steam and oxygen at high temperatures, coal is gasified and natural gas reformed to produce synthesis gas [syngas, a mixture of carbon monoxide and hydrogen].

Fuel products

In the liquid fuels business, synthetic fuel components are upgraded, and marketed together with conventional fuels produced in a refinery from crude oil.

Fischer-Tropsch Conversion

Using a catalyst, the Fischer-Tropsch (F-T) reaction converts syngas into a range of hydrocarbons - co-products, fuel and chemical components. Low- and high-temperature operating modes provide different product splits.

Co-products

Coal gasification and the F-T processes also produce co-products for recovery and beneficiation. These include ammonia, crude-tar acids and sulphur.

Chemical products

Chemical intermediates from the F-T process, are separated, purified and, together with conventional chemical raw materials, converted to a range of final products - polymers, solvents, olefins and surfactants, waxes and other products.

Markets

Sasol markets products directly to the consumer, as well as to commercial and industrial markets, integrating its upstream and downstream activities.

Our activities

The financial information presented to our Group Executive Committee (GEC), including the financial information in the reportable segments, is presented based on IFRS. Since IFRS financial information is the basis for segmental financial decisions, resource allocation and performance assessment, it forms the accounting basis for segmental reporting that is disclosed to the investing and reporting public. The IFRS segmental reporting information is reconciled to the amounts reported in our group consolidated financial statements, prepared in accordance with US GAAP, for all years presented. We divide our operations into the following segments (turnover percentages and amounts in terms of IFRS):

Continuing operations:

- *Sasol Mining.* We mine about 46.2 million tons (Mt) a year of saleable coal at Sasolburg and Secunda for our South African plants and export about 3.6 Mt of coal annually. Sasol Mining accounted for 2% of our total external segmental turnover from continuing operations in 2006.

- *Sasol Synfuels.* We operate the world's only large commercial-scale coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, and use proprietary Fischer-Tropsch technology to convert synthesis gas into synthetic fuel components, pipeline gas and chemical feedstock. Sasol Synfuels accounted for 1% of our total external segmental turnover from continuing operations in 2006.

- *Sasol Oil (previously Sasol Liquid Fuels Business).* We manufacture and market liquid fuels at Secunda and through our interest in the Natref refinery in Sasolburg (South Africa's only inland crude oil refinery). Liquid fuels include gasoline, diesel, jet fuel, bitumen and lubricants. Sasol Oil accounted for 5% of our total external segmental turnover from continuing operations in 2006.

- *Sasol Gas.* We distribute Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumulanga, Free State, and KwaZulu-Natal provinces of South Africa. We have a 49% interest in Spring Lights Gas (Pty) Limited, an empowerment gas marketing company in Durban, and a 75% interest in Republic of Mozambique Pipeline Investment Company (Pty) Limited (Rompco), the owner of the Mozambican-South African gas pipeline. Sasol Gas accounted for 3% of our total external segmental turnover from continuing operations in 2006.

- *Sasol Synfuels International.* We and our joint venture Sasol Chevron develop and implement international ventures based on the Sasol SPD™ GTL process. We will bring our first international GTL plant into production with Qatar Petroleum during the second quarter of 2007. These activities are only expected to contribute to our total external segmental turnover in 2007. We also pursue opportunities based on other hydrocarbons that could be beneficiated through our Fischer-Tropsch technology.

- *Sasol Polymers.* We operate plants at Sasolburg and Secunda and market ethylene, propylene, polyethylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to a diverse South African and international customer base. We also have an interest at Kertih, Malaysia in ethylene, propylene and polyethylene production and marketing. Sasol Polymers accounted for 12% of our total external segmental turnover from continuing operations in 2006.

- *Sasol Solvents.* We operate plants in South Africa and Germany and supply a diverse range of solvents (including alcohols and ketones) and associated products through various business units, including an acrylic acid and acrylates joint venture in South Africa with Mitsubishi Chemical Corporation and a maleic anhydride joint venture in Germany with Huntsman Corporation. The comonomers division previously included as part of Sasol Olefins & Surfactants is now included in Sasol Solvents. Sasol Solvents accounted for 16% of our total external segmental turnover from continuing operations in 2006.

- *Other.* We are involved in a number of other activities in the energy and chemicals industries, both in South Africa and abroad, which, among others, include international petroleum and gas exploration and production, production of other chemical products, production of wax and explosive products as well as technology research and development, and our financing activities. These activities accounted for 15% of our total external segmental turnover from continuing operations in 2006.

Discontinued operations:

- *Sasol Olefins & Surfactants.* We manufacture and market surfactants and surfactant intermediates, as well as monomers and inorganic specialty chemicals, mainly at plants in Germany, Italy, the United States of America and South Africa, for customers across the globe. The Sasol Olefins & Surfactants business has been disclosed as a discontinued operation and we expect to sell the business before the end of 2007.The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market (in terms of IFRS, except where otherwise indicated):

2006	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International (Rand in millions)	Sasol Polymers	Sasol Solvents[4]	Other	Total continuing operations
South Africa	204	631	29,598	1,663	–	5,936	1,092	3,721	42,845
Rest of Africa	–	19	2,643	–	98	846	158	1,227	4,991
Europe	1,313	107	2	–	15	88	4,317	2,438	8,280
Middle East and India	–	4	–	–	48	2	1,121	197	1,372
Far East	–	2	–	–	–	386	991	113	1,492
North America	–	136	–	–	–	–	1,829	1,067	3,032
South America	–	8	–	–	–	12	307	177	504
Southeast Asia and Australasia	–	8	–	–	–	267	670	389	1,334
Total segment	**1,517**	**915**	**32,243**	**1,663**	**161**	**7,537**	**10,485**	**9,329**	**63,850**

Adjustments to US GAAP

Equity accounting and reversal of proportionate consolidation [2] . . . .   (1,993)

Turnover under US GAAP [1] .   **61,857**

2005	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International (Rand in millions)	Sasol Polymers	Sasol Solvents[4]	Other	Total continuing operations
South Africa	42	642	22,902	1,408	–	5,651	1,303	3,364	35,312
Rest of Africa	–	6	620	–	–	752	155	909	2,442
Europe	1,429	107	3	–	–	86	3,732	2,840	8,197
Middle East and India	–	16	–	–	–	28	880	173	1,097
Far East	–	–	–	–	–	358	1,145	116	1,619
North America	–	20	–	–	–	–	1,302	843	2,165
South America	–	11	–	–	–	7	217	136	371
Southeast Asia and Australasia	–	18	–	–	–	317	627	332	1,294
Total segment	**1,471**	**820**	**23,525**	**1,408**	**–**	**7,199**	**9,361**	**8,713**	**52,497**

Adjustments to US GAAP

Equity accounting and reversal of proportionate consolidation [2] . . . .   (1,810)

Turnover under US GAAP [1]   **50,687**

2004	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International (Rand in millions)	Sasol Polymers	Sasol Solvents[4]	Other	Total continuing operations
South Africa	45	1,077	17,237	1,389	–	5,063	869	3,202	28,882
Rest of Africa	6	26	1,305	–	7	815	112	675	2,946
Europe	1,032	153	–	–	–	26	3,502	2,574	7,287
Middle East and India	–	21	–	–	–	48	848	216	1,133
Far East	–	6	–	–	–	178	940	124	1,248
North America	–	21	–	–	–	–	1,146	903	2,070
South America	–	7	–	–	–	14	187	132	340
Southeast Asia and Australasia	–	18	12	–	–	432	333	298	1,093
Total segment	**1,083**	**1,329**	**18,554**	**1,389**	**7**	**6,576**	**7,937**	**8,124**	**44,999**

Adjustments to US GAAP

Equity accounting and reversal of proportionate consolidation [2]									(1,659)
Entities previously not consolidated [3]									266
Turnover under US GAAP [1]									**43,606**

1. For more information on the reconciliation of segmental turnover to the corresponding amounts prepared under US GAAP, see "Item 5.A – Operating results – Reconciliation of segmental results to US GAAP" and Note 3 of "Item 18 – Financial statements".

2. For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, proportionate consolidation is applied with respect to incorporated joint ventures for management reporting purposes. Under US GAAP, the equity method of accounting is applied.

3. Relates to Naledi Petroleum Holdings (Pty) Limited (included in the Sasol Oil segment) which was equity accounted for management reporting purposes until 31 December 2003 and consolidated as a subsidiary with effect from 1 January 2004. However, under US GAAP it is consolidated as a subsidiary for all reporting years.

4. The segment information has been adjusted for the reclassification of the comonomers division from Sasol Olefins & Surfactants to Sasol Solvents.

Our strategy

We are active in the oil, gas and chemical sectors, primarily in integrated petroleum and chemical centers of activity in Southern Africa and other countries where we can obtain competitive feedstock advantages. Our core business is adding value to low-cost coal and gas feedstock through our unique Fischer-Tropsch synthesis and other proprietary technologies for the production of fuel, fuel components and chemical feedstock.

Commercializing and expanding our Fischer-Tropsch GTL and CTL technology – We have made further progress towards the drive to commercialize our GTL technology based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetize underutilized gas resources by converting them into ultra-low sulfur, high-performing diesel in line with global trends towards cleaner fuel and reduced emissions to the environment.

- SSI and Qatar Petroleum inaugurated their 49:51 joint venture in respect of the Oryx GTL plant in Ras Laffan, Qatar in June 2006. The plant with its capacity of 34,000 bpd is the world's first commercial scale Slurry Phase Fischer-Tropsch GTL plant outside South Africa, developed and built specifically to produce GTL diesel and to a lesser extent, GTL naphtha and liquefied petroleum gas (LPG). The GTL diesel will be used either as a fuel neat or as a blend stock.

- Work on the Escravos GTL plant in Nigeria, a joint venture between NNPC and Chevron Nigeria Limited is progressing according to plan. It is envisaged that the plant will be operational in 2009. With its capacity of 34,000 bpd the Escravos GTL plant will produce GTL diesel, GTL naphtha and liquefied petroleum gas utilizing Sasol licensed technology.

Following our progress in Qatar and Nigeria, other potential GTL options are also under review. These options include a second GTL plant in Qatar and possible GTL investments in Algeria and Australia. We are not progressing with a feasibility study on a potential GTL project in Iran, although this may change pending a review of the political situation in Iran. The political situation in Iran is being monitored. If a stage-one feasibility study is initiated it will, however, take up to two years before the investment merits of a potential GTL project are precisely determined for consideration and scrutiny by the relevant risk assessment, governance and investment decision-making bodies within the group, which will also take full cognizance of the political situation prevailing in Iran at that time.

In support of this growth driver, our team of researchers continue to advance our second-generation GTL technology, including our proprietary low-temperature Fischer-Tropsch Slurry Phase reactor and cobalt-based catalysts.

We signed agreements in June 2006 enabling us to continue with feasibility studies for the potential development of two CTL plants in China. We anticipate completing the feasibility studies during 2008 for the two envisaged CTL plants in China. China has been able to sustain high levels of economic growth for more than a decade, coupled with a growing demand for energy which outstrips the world average. With its vast coal reserves, China offers a potential opportunity for us to commercialize our CTL technology. Potential CTL opportunities in the United States and other coal-rich regions may also be considered.

Our researchers will continue to explore new opportunities to commercialize our competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including environmentally friendly biomass.

Grow our integrated chemicals portfolio in selected areas – we will focus on organically growing our chemicals portfolio either by:

- leveraging new chemical growth opportunities from our Fischer-Tropsch processes; or

- securing integrated positions with highly cost-competitive feedstocks.

Sasol Polymers remains an outstanding performer in our chemicals portfolio by focusing on continued business optimization and benefiting from a buoyant demand for polyethylene, polypropylene and polyvinyl chloride. As part of Project Turbo, this division is advancing the construction of two new polymer plants in South Africa to increase our polymer capacity by about 80%. We intend to bring the two plants into operation during 2007. Outside South Africa, our polymer business continues to gain momentum. In Iran, Sasol, through Sasol Polymers International Investments is investing up to euro 494 million (our 50% share of the total capital project) in a new polymer plant which is designed to produce one million tons of ethylene to be converted into polyethylene, or exported as ethylene. This project is a 50:50 joint venture (called Arya Sasol Polymer Company) between Sasol and the National Petrochemical Company of Iran, and comprise one ethane cracker for producing polymer-grade ethylene and two polyethylene plants. The cracker start-up is currently targeted for between April and June 2007, followed by commissioning of the two polyethylene plants soon thereafter.

Sasol Solvents continues to benefit from its status as a diversified producer and marketer of industrial solvents. The breadth of our solvents product portfolio and international market presence covering all major regions are competitive strengths of this business unit.

Substantial work has been undertaken to prepare the Sasol Olefins & Surfactants business for sale. Since the start of the divestiture process in August 2005, international oil prices have increased significantly, which represent fundamental changes in energy costs and their related impact on oil derived feedstock prices. Irrespective of the negative impact of the increased feedstock costs on the Sasol Olefins & Surfactants business,

the strategic rationale for considering the disposal of the business, as expressed in our initial announcement in August 2005, remains relevant and valid. It is not backward integrated into the primary feed streams to our required standards and is also not adequately linked to our proprietary Fischer Tropsch technology process.

Exploit upstream hydrocarbon opportunities – SPI has become a steady producer of natural gas in the Temane field in Mozambique. We will continue to explore for additional natural gas reserves in and around the Temane and Pande onshore fields as well as two offshore fields. Moreover, SPI remains a 27.75% partner in Gabon's offshore Etame oil field, where crude oil production is being sustained at about 18,000 bpd.

Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004. At 30 June 2005 Sasol held a 100% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited (Rompco), a company which operates and maintains the cross-border pipeline that conveys natural gas from the Temane central processing facility to the gas network at Secunda. On 1 July 2005, we sold a 25% interest in Rompco to South African Gas Development Company (Pty) Limited (iGas), owned by the South African government), and realized a profit of R205 million. Companhia Mocambicana de Gasoduto S.A.R.L (CMG), a company owned by the Mozambique government, has taken steps to exercise its option to acquire a 25% interest in Rompco in 2007.

Continuing operations

Sasol Mining

Nature of the operations and principal activities

We have three South African coal mining operations:

- Secunda Mining Complex, consisting of four underground mines (Bosjespruit, Brandspruit, Middelbult and Syferfontein) at Secunda supplying 40.3 Mt of coal to Sasol Synfuels, its primary customer. A new business portfolio supplying utility coal to Eskom Holdings Limited (Eskom), South Africa's state-owned power company, has been established and performed well during the year. In line with a supply agreement, the company supplied 1.7 Mt of coal to Eskom power stations during 2006.

- Export Complex (situated in the Secunda Mining Complex), supplied by the Twistdraai mine at Secunda, producing coal for the international market (export coal sales of 3.6 Mt) as well as a secondary product (middlings), supplied to Sasol Synfuels.

- Sigma Mining Complex. The Mooikraal mine near Sasolburg was brought into operation shortly before 30 June 2006. It has been designed to supply utility coal to the group's utility plants in Sasolburg at a rate of about 1.9 Mt a year to replace the depleted Mohlolo underground operation and the Wonderwater high-wall operation, which are undergoing final closure and rehabilitation.

During 2006 total production was 46.2Mt of coal, compared to 47.7Mt in the previous year. The decrease in production resulted from coal purchases from Anglo Operations (Pty) Limited (Anglo Operations) for supply to Sasol Synfuels and the introduction of natural gas at Sasolburg. Saleable production volumes vary each year according to inter-segment demand and export capacity.

Operational statistics

	2006	2005	2004
	(Mt, unless otherwise stated)		
Sigma Mine	1.6	2.6	6.2
Secunda Mines	44.6	45.1	46.2
Total production	**46.2**	**47.7**	**52.4**
Saleable production from all mines [1]	44.5	45.5	50.4
External coal purchases from Anglo Operations	3.1	–	–
Sales to Sasol Infrachem, Sasolburg	1.7	3.0	6.8
Sales to Sasol Synfuels, Secunda	40.3	39.4	40.2
Additional South African market sales	2.1	0.5	0.5
Export sales (primarily Europe)	3.6	3.6	3.6
Total sales including exports	**47.7**	**46.5**	**51.1**
Production per shift of continuous miner (mining production machine) (t/cm/shift)	1,674	1,561	1,707

1. Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

Strategy

An analysis of the challenges facing our mining operations and a review of our strategy culminated in the determination of the following six key strategic themes:

- Mining Charter compliance;

- Safety, health and environment (SH&E);

- Continuous improvement;

- Business and reserve optimization;

- Product and market optimization and logistics; and

- Winning with people.

Mining Charter compliance

Economic empowerment of historically disadvantaged South Africans. We pursued a rigorous BEE strategy formulation process, followed by a partner selection process, resulting in the selection of Eyesizwe as our preferred strategic BEE partner in our coal export operations. We announced in March 2006 the first phase of the implementation of Sasol Mining's broad-based BEE strategy through the formation of Igoda Coal, Sasol Mining's 65:35 empowerment venture with Eyesizwe.

As a result of this transaction, BEE equity ownership in Sasol Mining's operations will indirectly comprise about 8%. We are now expediting plans to advance the second phase of our broad-based BEE ownership strategy, pursuant to which we intend to achieve a 26% BEE equity ownership by 2014, in compliance with the Mining Charter.

These future BEE ventures will further assist operational capacity building in the mining sector. We intend to create a new, sustainable BEE entity, which will be involved in selected mining operations. This entity preferably, will include a women's group and other broad-based stakeholders drawn from historically disadvantaged groups in South Africa. We expect to finalise our next BEE equity ownership deal in the year ahead.

The submission of applications for the conversion of Sasol Mining's Secunda "old order" mining rights were provided to government. This submission provides detail and information on how stated objectives of the Mining Charter will be addressed as well as plans on how to achieve the targets. See "Item 3.D – Key information – Risk factors – New mining legislation may have an adverse effect on our mineral rights" and "Item 4.B – Business overview – Regulation – Empowerment of historically disadvantaged South Africans".

Safety, health and environmental

The recordable case rate (recordable case rate (RCR) is the standard international measure for reporting work-related injuries and illnesses and other safety incidents resulting in injury) for 2006 was 0.93 compared to 1.51 for 2005, and the lost work day case rate for 2006 was 0.25 compared to 0.24 for 2005. Safety is of critical importance and various interventions have and are being implemented in order to improve Sasol Mining's safety performance. This includes entrenching safety as a key value at Sasol Mining, in line with the group's focus on safety. A process to improve safety-related behaviors was implemented two years ago and will be fully implemented at all our mining operations by the end of the 2008 calendar year.

With regards to safety and health, the underground dust levels at locations with mechanical miners have decreased to 3.42 milligrams per meters cubed (mg/m^3) from $3.63mg/m^3$ in 2005. This measurement is still well below the legal limit of $5mg/m^3$.

In addition all the mining operations have a legally required Environmental Management Program, as well as an internationally recognized Environmental Management System (ISO 14001). They are individually audited at least annually.

Continuous improvement

Through a process of consultation with all role players, a "Sasol Way" of operating was designed, supported by a tracking tool for monitoring progress and sustainability. This process will be implemented throughout all the mining operations during the next eighteen months.

In keeping with recent trends, we continue to advance our mechanical productivity, measured by the average number of tons produced by one continuous miner in one eight-hour shift (t/cm/shift). Since launching a dedicated productivity-improvement program seven years ago, Sasol Mining has increased its continuous miner productivity by 108%, while also sustaining a general trend during this period of lowering its recordable injuries. Machine productivity increased by 7% during the year from 1,561 t/cm/shift to 1,674 t/cm/shift.

Business and reserve optimization

A business planning process has been established which allows for integrated planning from the strategic level to life-of-complex planning, ten year budgets and short-term planning. During 2006 the business has operated soundly within the context of this business plan. The business plan is focused to continuously operate the mines in the most cost effective manner whilst also focusing on reserve optimization.

Product and market optimization and logistics

The changes in both the demand pattern at the Sasolburg petrochemical complex (only utility coal required) and the supply sources at the Secunda Mining Complex (less Twistdraai coal produced and more coal purchases from Anglo Operations) have necessitated more focus to ensure stability in the coal blends supplied to our internal customers (Sasol Synfuels and Sasol Infrachem). Different computerized blending models have been developed and implemented to manage coal quality and coal blends of products supplied to customers.

Winning with people

Talent management and succession planning processes within the company are entrenched and we continue to experience year on year improvements in people productivity. The relationship with all our union stakeholders is good. We achieved 38% representation of historically disadvantaged South Africans (HDSAs) from first line supervisory to senior management levels. The introduction of an additional 67 women in core business was successfully completed. Currently we have over 100 women in core business and are well on our way towards achieving targets set by the Mining Charter and relevant legislation. Overall progress towards the achievement of employment equity and Mining Charter targets is satisfactory. Current retention challenges in skilled, professional positions are mainly due to a national growth in the requirements for these skills. Strategies to mitigate these challenges including, targeted recruitment, fast-tracking of professional growth of employees and increased artisan and miner learnership are yielding favorable outcomes, resulting in lower voluntary labor turnover for Sasol Mining as against the mining industry in general and continuous inflow of skilled employees from internal development. With increased economic growth in the country, Sasol Mining will continue to seek and implement innovative ways to attract and retain talented people within the company.

Principal markets

We extract and supply coal mainly to our synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 8% of the Secunda Mining Complex's production. In 2006, external sales, primarily exports, amounted to 3.6 Mt, compared to 3.9 Mt in 2005. In a volatile market, US dollar export prices decreased by 7%, while the rand weakened by 3%. This resulted in a net decrease in the rand export coal price of 4%.

Marketing opportunities for coal in both the international and domestic utility market are being explored. It is our intention to increase our presence in the international market over the ensuing decade. This is currently constrained by our throughput entitlement at the Richards Bay Coal Terminal, South Africa's predominant coal export outlet. The planned expansion of this terminal has been delayed and its timing is uncertain.

Seasonality

The demand for inter-segment coal is consistent throughout the year. The demand for coal in Europe, the international market in which Sasol Mining is most active, is consistent throughout the year. Variations in tonnage from season to season in the export market are therefore limited.

Marketing channels

Sasol Mining has appointed a limited number of agents in Europe to represent the company, each with their own specific geographic markets. These agents operate on a commission basis and are authorized to act as intermediaries only. All sales require approval of Sasol Mining before they may be concluded with the customer.

Property, plants and equipment

Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

Mining activities

Mine	Market	Location	2006	2005	2004
			Production (Mt)		
Bosjespruit	Sasol Synfuels	Secunda	7.8	7.7	8.2
Brandspruit	Sasol Synfuels	Secunda	8.2	8.3	8.4
Middelbult	Sasol Synfuels	Secunda	9.3	8.0	8.5
Syferfontein	Sasol Synfuels	Secunda	8.8	7.1	6.8
Twistdraai	Export/Synfuels [1]	Secunda	10.5	14.0	14.3
Sigma/Mooikraal	Sasol Infrachem	Sasolburg	1.6	2.6	6.2
			46.2	47.7	52.4

1. The middlings product from the export beneficiation plant is supplied to the Synfuels market.

Beneficiation Plant

A coal beneficiation plant is operated at Secunda to enable coal export to the international market. The design capacity of the plant is 10.5 Mt throughput per annum. The plant feedstock is supplied by Twistdraai mine via overland conveyor belts of approximately 22 kilometres.

Sasol Synfuels

Nature of the operations and principal activities

Sasol Synfuels operates a coal and gas-based synfuels manufacturing facility which, on the basis of our knowledge of the industry and publicly available information, we believe to be the world's only large commercial-scale facility of this type. Based at Secunda, we produce syngas primarily from low-grade coal with a smaller portion of feedstock being natural gas. The process uses advanced high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, as well as industrial pipeline gas and chemical feedstock. We produce most of South Africa's chemical and polymer building blocks, including ethylene, propylene, ammonia, phenols, alcohols and ketones. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 15 units. As a result, we also have the capacity to recover high volumes of two noble gases, krypton and xenon.

We obtain our coal feedstock requirements from Sasol Mining and purchase natural gas feedstock from Sasol Gas.

Strategy

The primary strategic objectives of Sasol Synfuels are:

• to maintain all-round operational excellence (including safety performance);

• to maintain a motivated and skilled human resources base;

• to position itself strategically for long-term growth in a complex and evolving environment; and

• to continuously reduce the environmental footprint of our operations in Secunda.

Major growth opportunities exist for us in domestic and international markets. Sasol Synfuels is partnering with Sasol Technology, Sasol Oil and key chemical businesses in a feasibility study for a phased 20% increase in production over the next 10 years. The envisaged first-phase growth of 10% would be based on higher throughput of natural gas and thereafter on higher throughput of coal. The latter coal-based growth phase would require new-generation coal gasification technology. Sasol Synfuels envisages complementing the current low-temperature Lurgi coal gasifiers with high-temperature gasifiers, mostly to improve plant efficiency and reduce emissions to the atmosphere. High-temperature gasifiers produce carbon monoxide, which – along with hydrogen – can be used to produce synthesis gas instead of being emitted to the atmosphere. The additional volumes of reaction hydrogen would be sourced from natural gas.

Working in partnership with Sasol Oil and Sasol Technology, we met the new mandatory South African fuel specifications which were implemented on 1 January 2006. Besides terminating the production and marketing of leaded fuel and introducing lead replacement fuel for older vehicles, we have introduced diesel with a substantially lower sulfur content – a reduction from 3,000 parts per million (ppm) to 500ppm. Project Turbo, the fuel-optimization and polymer-expansion project entered the final stage during the last quarter of the year. As part of the fuel-optimization portion of the project, we commenced with the commissioning of the synfuels catalytic cracker (SCC) in August 2006. Project Turbo has necessitated the rerouting of almost one-million cubic meters a year of fuel precursors produced by Sasol Synfuels to the SCC, where they are now being converted into higher-octane fuel, as well as ethylene and propylene. As a result of starting up the SCC, we have a different end-product ratio because our fuel volumes will decrease slightly as some of the fuel streams will be converted into polymer feedstock. In the longer term, however, our growth plans will offset the Project Turbo-related reduction in fuel volumes and the negative impact on unit cost. We expect that in addition to delivering the new fuels solution for 2006, this project will also address most of the envisaged more stringent fuel specifications which are expected to be mandated in future years.

Various safety initiatives have yielded positive returns, with our RCR decreasing by 50% from 1.31 in 2005 to 0.65 in 2006 for Sasol Synfuels employees.

Principal markets

The company sells fuel components to Sasol Oil, and methane-rich gas is sold to Sasol Gas. Chemical feedstocks are processed and marketed by Sasol and its joint ventures, including Merisol. Unrefined ethylene and propylene are purified by Sasol Polymers' monomers division at Secunda for the downstream production of polymers. Ammonia is sold to the fertilizer and explosives industries, including Sasol Nitro, our nitrogenous products division.

The inland South African market for liquid transportation fuels continues to grow, as do many of the major markets for the group's main chemical businesses.

Property, plants and equipment


Specific product volumes


	2006	2005	2004
	(% of total production)		
Liquid and gaseous fuels	65	64	66
Petrochemical feedstock	25	25	20
Carbon plus nitrogenous feedstock for fertilizers and explosives	8	8	11
Specialized cokes, creosote and related carbon and tar products	2	3	3

We have procured a preventative maintenance program, which we continue to benchmark against those of leading international energy and chemical companies. The planned March 2006 shutdown was postponed to September 2006 to accommodate the complex scope of the work required for Project Turbo. Greater energy efficiency is also being pursued through new programs aimed at reducing overall unit cost, improving environmental performance and assuring the reliability of electricity supply. This is particularly important at a

time when Sasol Synfuels are pursuing significant expansion plans. Sasol Synfuels have been given the go-ahead to commence work in the year ahead for the development of a 100 to 350-megawatt power-generation plant at Secunda. This facility will use waste-gas streams as an energy source to reduce costs and environmental impact.

Overall production integrity and reliability remained at high levels throughout the year despite four unplanned shutdowns. Ongoing programs are followed to improve plant reliability, availability and efficiency of operations. One of the year's key initiatives was the formation of a dedicated operational improvement team to support Synfuel's pursuit of operational excellence.

Sasol Synfuels continued to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency. We are partnering with Sasol Nitro to build a R638 million sulfuric acid plant at Sasol Synfuels and an ammonium sulfate facility at Sasol Nitro. The acid plant will use hydrogen sulfide and offtake gas from the Rectisol plant as feedstock. Sasol Nitro will convert a large percentage of the sulfuric acid into ammonium sulfate, an important fertilizer ingredient.

We are also focusing on opportunities to reduce volumes of low-level volatile organic compounds (VOCs), as well as emissions of sulfur oxides (SOx) and nitrous oxides (NOx). Conceptual studies are progressing with a view to reduce emissions significantly below the VOC, SOx and NOx limits prescribed by South Africa's more stringent new legislation, the National Environmental Management: Air Quality Act.

We completed further environmental cleanup projects with a combined cost of R175 million. In the year ahead, besides the sulfur-reduction investments associated with building plants for producing sulfuric acid and ammonium sulfate, Sasol Synfuels expects to invest a further R86 million to improve environmental performance.

Sasol Oil

Nature of the operations and principal activities

Sasol Oil encompasses the established liquid fuels and lubricants marketing, distribution, commercial and retailing interests, including the Exel business, our shareholding in the Natref refinery, and the acquisition of fuel components and the fuel blending and storage facilities at Sasol Synfuels in Secunda. Products include gasoline, diesel, jet fuel, fuel alcohol, illuminating paraffin, liquefied petroleum gas, fuel oils, motor and industrial lubricants and bitumen. Sasol Oil also encompasses crude oil procurement, shipping and refining, as well as final product supply to, and trading with, other oil companies operating in Southern Africa.

Strategy

On 6 February 2004, it was announced that Sasol Limited and Petronas were in discussions concerning the combination of Sasol's liquid fuels business and Petronas' South African liquid fuels businesses, Engen, in a joint venture to create a leading South African liquid fuels business. On 23 February 2006, despite earlier approval by the European Commission, the proposed joint venture was prohibited by the Competition Tribunal in South Africa as it ruled that it would have had anti-competitive effects on the industry. Since the ruling, Sasol Oil has reviewed and re-aligned its strategy and has also appropriately structured the organization and management team to drive the revised strategy.

In order to ensure the achievement of our commitment given in terms of South Africa's Liquid Fuels Charter and the advancement of BEE we planned to attain the equity commitment through the above mentioned joint venture transaction. The ruling by the Competition Tribunal delayed such realization, however, on 1 July 2006 we realized this commitment when Tshwarisano acquired a 25% shareholding in Sasol Oil. This transaction has facilitated the meeting of the 25% BEE ownership target in compliance with the Liquid Fuels Charter. See "Item 4.B – Business overview – Regulations – Empowerment of historically disadvantaged South Africans".

Principal markets

Liquid fuels marketed

	2006	2005	2004
Total liquid fuel sales (million m^3)	9.61	9.60	9.32
Fuel and bitumen exports (million m^3)	0.8	0.8	0.7

Natref refinery operational statistics [1]

	2006	2005	2004
Crude oil processed (million m^3)	3.09	3.18	3.11
White product yield (% of raw material)	89.3	89.5	90.7
Total product yield (%)	97.1	97.9	99.4

1. Data based on our 63.64% share in Natref.

Our 63.64% share of Natref's production represents about 12% of South Africa's total liquid fuels demand. In addition, 25% of South Africa's fuel demand is met from components produced at Sasol Synfuels in Secunda. Our main wholesale customers in the South African liquid fuels market include Engen, BP, Chevron, Shell and Total. These companies, amongst others, currently purchase part of their liquid fuels requirements for the South African market from us through short to long term supply agreements. The process of concluding supply agreements with smaller emerging oil companies is progressing as well.

Raw materials

Natref obtains approximately 55% of its crude oil requirements from the Middle East (of the purchases from the Middle East approximately 12,000 bpd of crude oil is purchased from Naftiran Intertrade Company Limited of Iran and approximately 20,000 bpd of crude oil is purchased from Saudi Arabia) through crude oil term contracts and the balance at spot prices from West Africa and other sources. Crude oil is landed at Durban and is transferred to the refinery through a 670 kilometer pipeline owned by Petronet, a subsidiary of Transnet, which is a state-owned pipeline company.

Marketing channels

The Natref refinery at Sasolburg and our facilities at Secunda are located in the economic heartland of South Africa, where an estimated 63% of the country's white products are consumed. We currently supply approximately 9.1 million m^3 of white products per year to the South African market. Fuel export volumes decreased from 636,033m^3 in 2005 to 269,003m^3 in 2006 owing to planned and unplanned refinery and plant shutdowns at Sasolburg and Secunda.

Since the expiry of the Main Supply and Blue Pump agreements at the end of December 2003, we have concluded individual supply agreements with the main and emerging oil companies operating in South Africa. These agreements, differing in duration, cover the supply of liquid fuels, including gasoline, diesel, liquefied petroleum gas, jet fuel and illuminating paraffin. Over the last 12 months we have been able to supply our committed volumes in terms of the supply agreements, albeit under very challenging circumstances. Our supplies from Natref and Synfuels have been interrupted because of plant and/or refinery instability. We were only able to comply with our supply obligations by importing refined petroleum products. Even though Natref and Synfuels have been stable over the last period, it is envisaged that the importation of refined petroleum products will continue because of planned plant shutdowns.

We have an empowerment venture with Namibia Liquid Fuels (Pty) Limited, to supply 50% of Namibia's white product requirements (about 500,000 m^3 a year) for at least three years as from 1 January 2005.

We have an existing agreement with the government of Lesotho and have entered into a major new supply agreement with the government of Swaziland for the supply of white product requirements. We have secured 11 retail service stations in Lesotho increasing our total market share from 19% to 36% to supplement our commercial market presence in that country.

In the commercial sector, we are targeting four primary business sectors for the marketing and supply of fuels and lubricants: the mining industry, the transport industry, reseller/distributors and government organizations. Our marketing of products, such as our low-sulfur Sasol turbodiesel™, has promoted our sales in both the commercial and retail markets.

In the retail sector we have successfully developed new, or converted existing, service stations, growing from 345 to 376 Sasol Convenience Centers and Exel-branded service stations as at 30 June 2006, in line with our dual-branding approach, which supports two distinctive but complementary marketing strategies.

We retain our competitive advantage in direct sales marketing on a commercial basis in the industrial and related energy markets because of the notably low sulfur content of our fuel oils and special distillate fuels.

We maintain our belief that independent access to the retail and commercial markets has strategic, competitive and growth advantages and we intend to improve our position in the South African fuels market in this respect. The previous restrictions on our direct sales to the South African market have been removed creating opportunities to increase our fuel production and sales through access to the retail and commercial markets. We do, however, envisage that local and national regulatory requirements will delay the approval of sites.

Property, plants and equipment

Natref is a technologically advanced refinery, highly efficient in refining heavy crude oil into gasoline, diesel and other white products. It is South Africa's only inland crude oil refinery, as the other three crude oil refineries are located along the country's shores. Its inland location does not allow the refinery easy access to the bunkers fuel market, as is the case for coastal refineries. Therefore, Natref focuses on the production of refined distillate fuels and only produces a small percentage of fuel oil and bitumen. It is designed to upgrade relatively heavy crude oil with a high sulfur content (sour) to yield about 90% white petroleum products. Crude oil selection and degree of upgrade are ultimately dictated by refinery configuration and overall economics. Other products of the refinery include commercial propane, jet fuel, different grades of bitumen and fuel oils.

While we operate the refinery, Total participates in its management with veto rights in respect to a number of corporate actions, including, among others, increasing or reducing Natref's share capital, amending Natref's Memorandum and Articles of Association and the rights attaching to its shares, appointing directors to serve as executive officers and determining directors' remuneration.

Under the terms of an agreement concluded between Total and Sasol, Total has the option to purchase up to 13.64% of the ordinary shares in Natref from Sasol at fair market value upon the occurrence of certain events. Since December 2003 Total had two opportunities to increase its shareholding in Natref to 50%, the first being the termination of the Main Supply Agreements and the second the proposed transaction between Sasol and Petronas which was prohibited by the Competition Tribunal. On both occasions Total decided not to exercise its option to increase its shareholding in Natref.

During 2006 we have invested in the Natref refinery to meet new fuel specifications. This project was completed in October 2005. The project objectives to discontinue the addition of lead additive to gasoline and produce diesel that contains less than 500 ppm of sulfur were both achieved within the approved budget of R531 million. The impact of this has been that Natref's refining capacity is reduced to 89% of previous capacity. In addition, new processing units will have to be built to meet the further evolution of South African required fuel specifications (required for the control of exhaust emissions from road-going vehicles in South Africa) by the earliest in 2010 and restore the reduced capacity of the refinery, which will require a substantial investment.

The overall refinery availability amounted to 92% due to a 3.5% unplanned availability. Of the unplanned shutdowns the most significant were outages of the crude distillation unit and a power failure. A major turnaround of the crude distillation unit and catalytic reforming units is planned for the 2007 financial year that will result in net budgeted availability, excluding unplanned downtime to reduce to 94% as opposed to 96% for the 2006 financial year.

Petronet, which transfers synthetic fuel components from Secunda to Natref, in Sasolburg, purported to terminate the agreement to transfer these components with effect from 1 January 2005. After evaluating various technical options, agreement was reached with Petronet to continue with the transfer of synthetic fuel components to Natref. Modifications to the pipeline have now been effected in order to ensure that the transfer of synthetic fuel components can take place whilst allowing Petronet to also use the line for other products.

Sasol Gas

Nature of the operations and its principal activities

Established in 1964, originally as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates a 2,084 km pipeline network. Sasol Gas is a shareholder in ROMPCO and Spring Lights Gas (Pty) Limited (Spring Lights Gas). Sasol Gas operates and maintains the 865 km transmission pipeline from the gas fields in Mozambique to Secunda in South Africa on behalf of ROMPCO under a contractual agreement.

The first pipeline was constructed in 1966 to distribute gas produced from coal to approximately 250 industrial customers in the then Witwatersrand area. We expanded our network to more than 800 kilometres of distribution pipelines by 1977. During 1996 we concluded an agreement with Petronet to utilize the Lilly pipeline in order to expand our network to the geographical area of KwaZulu-Natal. Our network has reached 1,350 kilometres of distribution lines after the expansion to the Pretoria geographical area in 1997. Based on the availability of methane-rich gas in Secunda we developed the industrial markets of Secunda, Witbank, Middelburg and developed the KwaZulu-Natal market down to the Durban South Area.

As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, ROMPCO was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP).

Initially, ROMPCO was wholly owned by Sasol Gas. Pursuant to the ROMPCO Shareholders' Agreement the South African and Mozambican governments nominated shareholders, namely the South African Gas Development Company (Pty) Limited (iGas) and Companhia de Moçambicana de Gasoduto (CMG) were afforded a deferred option to purchase in aggregate up to 50% of the shareholding in ROMPCO. With effect from 1 July 2005, iGas exercised its option and purchased 25% of the shares in ROMPCO. A profit of R205 million was realized on this transaction. CMG is finalizing its financing arrangements for the exercise of its option to acquire a 25% interest in ROMPCO. CMG submitted a conditional offer to purchase on 26 June 2006, subject to the approvals of the respective financing institutions and the guarantor. These approvals have been obtained subsequent to 30 June 2006. We anticipate this transaction will be finalized before the end of second quarter of 2007. The business risk profile of the particular investment will not be adversely affected as a result of the exercise of the option. On the contrary, the exercise of the option would positively affect the political risk profile of the investment in ROMPCO and the MSP.

As part of Sasol Gas' commitment to BEE, Sasol Gas has formed a joint venture company and contributed its business rights to market pipeline gas in the Durban South area to Spring Lights Gas which is now entering its fourth year of successful commercial operations with increased operating profit on the previous year. A BEE company, Coal Energy and Power Resources, holds 51% of the shares and Sasol Gas the balance. During the last quarter of 2006 the shareholders signed an amendment to the existing shareholders agreement to negotiate a new supply agreement to expand the Spring Lights Gas marketing area to the remainder of KwaZulu-Natal.

Since 1996 Sasol Gas has been using Petronet's Lilly pipeline for the transportation of gas to the KwaZulu-Natal market. In April 2005 we renewed the gas transportation agreement to continue the use of the pipeline for a duration of 17 years (until 2022), with an option to extend the agreement for a further three years.

Strategy

Sasol Gas follows a growth strategy which it believes will enable us, as part of the "Sasol Pipeline Gas Value Chain", to add value to its stakeholders through the marketing of pipeline gas from various gas sources in Southern Africa as it becomes available.

The medium term goal, "Zero harm when growing from 96 million gigajoules per annum (MGJ/a) to 141 MGJ/a by June 2008", has been set and internally communicated to ensure alignment in objectives of the original Natural Gas Project aimed to supply 120 MGJ/a natural gas for 25 years with a ramp-up period of four years to June 2008 as well as supply 21 MGJ/a methane-rich gas to the KwaZulu-Natal and Secunda, Witbank and Middelburg markets.

Although the strategy focuses on volume growth, it takes diligent cognizance of safety, profit margin, infrastructure capacity, customer focus and stakeholder relationships.

We play an important role in monetizing Sasol's natural gas reserves in Mozambique and our growth strategy provides an incentive for further gas exploration by Sasol Petroleum International. Sasol Gas also adds value to methane-rich gas produced by the Synfuels plant in Secunda through the marketing of the gas.

The majority of the volume growth is expected to come from sales to Sasol Synfuels and the external coal alternative market. The latter includes the wider definition of all applications of coal (e.g. power generation and cogeneration) and not only in boilers for steam generation. Growth opportunities in the high value markets, where the energy alternatives include liquefied petroleum gas, fuel oil and other oil products, especially through organic growth from existing customers, are regarded as being equally important.

Targeted geographical expansion is essential to provide access to new markets. It is also expected that for the remainder of the ramp-up to the full 120 MGJ/a natural gas, Sasol Synfuels will utilize additional gas. This increase in the planned gas consumption during the ramp-up period will have a positive impact not only on Sasol Gas and Sasol Synfuels, but also on the overall economics of the Natural Gas Project.

Due to the nature of the coal alternative markets, it takes longer to penetrate such markets. Signing new customer contracts encompasses the negotiation of long term commitments, gas supply contracts and capital allocations. Large projects, such as co-generation, require significant time to be developed as it is integrated into the customer's production facility through the supply of electricity and steam utilities.

The long-term strategy is to increase the natural gas market to 240 MGJ/a over the next 15 years. Should further exploration activities in Mozambique by SPI be successful the second phase expansion of the supply infrastructure would enable a total of 240 MGJ/a to supplied to markets in South Africa and Mozambique commencing 2012.

Principal markets

We market methane-rich gas, produced by Sasol Synfuels and natural gas produced from the gas fields in Mozambique. In the energy market, our marketed gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food, paper and pulp and a number of other sectors.

The pipeline gas segment in the energy industry in South Africa is still in its infancy. It is expected that the market will grow further as a result of the introduction of natural gas from Mozambique in 2004. The current supply of 106 MGJ/a of pipeline gas has increased from 53 MGJ/a in 2004. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. This presents us with opportunities to increase sales of environmentally preferred natural gas. Environmental and technological

trends together with new environmental legislation are expected to entice customers to convert to gas as a substitute for environmentally less desirable energy sources. During 2006 natural gas volumes sold reached 88 MGJ and methane-rich gas volumes 18 MGJ.

Sasol Gas supplies 49 MGJ/a of gas to 541 industrial and commercial customers in the provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Sasol Synfuels in Secunda.

Raw materials

The natural gas purchased in Mozambique is transported by ROMPCO. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda pursuant to a gas supply agreement. Sasol Synfuels has been supplying methane-rich gas to us since 1994. We have recently renewed the gas supply agreement which is effective as from 1 July 2006. Methane-rich gas is transported through Petronet's Lilly pipeline and distributed via our own pipelines to customers in the Kwazulu-Natal area as well as via our own pipelines to customers in the Secunda, Witbank and Middelburg area.

Property, plants and equipment

The Mozambique to Secunda Pipeline The 865 km Mozambique to South Africa natural gas pipeline starts from the natural gas central processing facility at Temane in Mozambique and ends at the pressure protection station in Secunda in South Africa. The instantaneous peak capacity of the pipeline is 136 MGJ/a with an average of 120 MGJ/a.

Inland Distribution Network The Gauteng network is fed from Secunda at a pressure of 4,500 kPa. The network is operated at a pressure of 3,350 kPa and lower and the capacity of the distribution network is 80 MGJ/a. These pipelines supply the various low pressure distribution areas as well as some customers directly. Where these lines enter the various distribution areas, a pressure reduction station reduces the pressure to 625 kPa.

Secunda, Witbank and Middelburg Distribution Network Sasol Synfuels produce and supply methane-rich gas to Sasol Gas. This is fed into the Secunda-Witbank-Middelburg pipeline to feed the customers and users in Mpumalanga province. The normal maximum operating pressure for this pipeline is 3,000 kPa. The capacity of this distribution network is 10 MGJ/a.

KwaZulu-Natal Network The same methane-rich gas as supplied to Witbank and Middelburg is compressed and fed into the Petronet transmission pipeline to feed our customers and users in the KwaZulu-Natal Province. The operating pressure of the pipeline is 5,300 kPa. The maximum operating pressure of the pipeline is 5,900 kPa and the capacity of the network is 20MGJ/a.

Sasol Synfuels International

Nature of operations and principal activities

Based in Johannesburg and formed in 1997, SSI, our technology marketing and support subsidiary, is responsible for developing and implementing international business ventures based on our Fischer-Tropsch synthesis technology. SSI initiates and develops new ventures from project conception through to venture implementation. We expect that, in time, it will participate fully in supporting those ventures and the marketing of their products after commercial start-up.

Working in partnership with Sasol Technology, SSI continues to explore for new opportunities to commercialize Sasol's competitive Fischer-Tropsch synthesis technology for the beneficiation of coal and other hydrocarbon resources, including biomass.

The Sasol SPD™ process

Exploiting our long and extensive experience in the commercial application of Fischer-Tropsch technology, we have successfully developed a Fischer-Tropsch-based SPD™ process for converting natural gas into high-quality, environment-friendly diesel and other liquid hydrocarbons. The GTL process consists of three main steps, each of which is commercially proven. These include:

- the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

- our Slurry Phase Fischer-Tropsch reactor, which converts syngas into hydrocarbons; and

- where possible, the Chevron Isocracking™ technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have extensive experience in the application of Fischer-Tropsch technology on a commercial scale, with Shell being the only other company with significant experience in this field. Given the increasing discovery of extensive natural gas reserves, especially in remote regions, our Sasol SPD™ process can be applied with significant commercial and efficiency advantages in various parts of the world. The transportation of fuels in liquid form is easier and cheaper than the transportation of gas. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for exploiting these reserves. In recent years, we have been actively promoting our Sasol SPD™ technology and are examining several projects with a view to commencing commercial application at new GTL plants.

The Sasol SPD™ process converts natural gas into diesel and other liquid hydrocarbons which are generally more environment-friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environment-friendly GTL fuels will become more appealing in time. However, the construction of GTL facilities and the production of GTL fuels require significant capital investments, at least during their initial stages, as is usually the case with the application of new technologies. GTL fuels can be used with optimized engines for best performance, although they can also be utilized with current compression ignition engines. We also expect that GTL diesel may be suitable as a cost-competitive blend stock for conventional diesels, thereby enabling diesel producers to improve the quality of their existing diesel formulations without investing substantially in sophisticated new plants and infrastructure. We anticipate the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL products to initially command premium prices for either niche applications or as a blend stock for upgrading off-specification products.

The Sasol Chevron joint venture

In June 1999, SSI and Chevron Corporation, agreed to create a global alliance Sasol Chevron (SC) in order to identify and implement ventures based on the Sasol SPD™ process as part of our strategy to exploit our Fischer-Tropsch technology and to develop and commercialize the GTL process. We believe that there are considerable synergies between the two companies, which will enable the alliance to accelerate both the implementation of GTL ventures and the development of markets for the new products, to be produced from the ventures that will be established. We finalized and implemented our global joint venture in October 2000. SC and SSI continue to be involved in exploratory discussions and feasibility studies with some of the world's gas-rich countries, including Qatar, Nigeria, Algeria and Australia, with the view to develop GTL plants over the next decade.

Increasing cost challenges

Our GTL ventures have not been spared the general challenges experienced by the industry caused by the sharp increase in commodity prices and hence project cost. Because of the fortunate timing of the project award and planning of orders for the major equipment our GTL project in Qatar has experienced only a limited impact on cost. The GTL project in Nigeria has been more exposed, but we are working closely with all stakeholders to deal with these challenges. We believe that these actions will be sufficient to address all known challenges. Both projects are however showing robust economics, partly as a result of the positive impact of higher crude oil prices.

Working closely with Sasol Technology's Fischer-Tropsch process innovation teams at Sasolburg and Johannesburg, SSI and SC are involved in an ongoing program aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants.

We are confident that notwithstanding the cost challenges faced by the industry as a whole our technology package still supports a very competitive GTL value proposition.

The Qatari GTL project

We have formed a joint venture with Qatar Petroleum (QP), Qatar's state-owned energy company, the Oryx GTL venture, in respect of the joint development of a 34,000 bpd GTL plant at Ras Laffan Industrial City in Qatar. We hold 49% in this venture, with QP holding 51%. Since the project commenced in March 2003 a dedicated Sasol management team has been established in Qatar.

In November 2002 we jointly appointed 15 banks as lead arrangers to provide the US$700 million non-recourse debt financing for the venture. QP and SSI awarded the lump-sum, turnkey engineering, procurement and construction (EPC) contract to the multinational, French-based engineering company, Technip, in December 2002. The EPC contract became effective in March 2003 after finalization of the financing agreements. The EPC contract is being executed from Technip's operations in Rome. Sasol Technology design engineers and project managers are managing the technology, engineering and project management portfolios for SSI and QP.

Site work for the construction of the Oryx GTL plant began in September 2003. Civil engineering work, including pipe laying, was completed by mid-2005. Most major pieces of long-lead-order equipment, including the two low-temperature Fischer-Tropsch Slurry Phase reactors fabricated in Japan, Haldor Topsøe autothermal reformers, a Chevron Isocracking™ unit and the compressors arrived at Ras Laffan in phases during 2005. The inauguration of the plant took place on 6 June 2006. The commissioning of the plant has been delayed to the second quarter of 2007 following damage during early commissioning to a supporting utility system. Most of the Oryx GTL diesel will be marketed to customers in Western Europe, where much of this ultra-low-sulfur diesel will most likely be used as blend stock for higher-sulfur diesel derived from conventional oil refining.

In March 2004, SC and QP announced plans to expand the Oryx GTL plant in order to increase its capacity to about 100,000 bpd. In support of these plans, SC and QP signed a memorandum of understanding for the expansion project that would add a further capacity of about 66,000 bpd. This expansion is still under review and will partly depend on the timely availability of natural gas.

Escravos GTL (EGTL)

SC is participating in the development of a 34,000 bpd GTL plant, at Escravos in the Niger Delta region of southern Nigeria. EGTL is a joint venture between the Nigerian National Petroleum Corporation and Chevron Nigeria Limited, two companies with established petroleum production interests at Escravos. In April 2005 the EPC contract for this project was awarded to Team JKS. Site preparation was completed and plant construction commenced earlier this year and start-up of the EGTL facility is expected in the 2009 calendar year.

Early-stage investigation of potential GTL projects

QP and SC have agreed to evaluate the opportunity of developing an integrated GTL project, at Ras Laffan, Qatar, with a capacity of about 130,000 bpd. SC has completed a feasibility study that will be presented to QP for their support.

SC and Chevron Australia completed a joint pre-feasibility study for a GTL facility in Australia. SC is to engage with Chevron Australia to agree on progressing with a feasibility study.

SC has continued with discussions regarding the upstream and downstream aspects of a potential Algerian GTL project.

Coal beneficiation study for China

SSI and its Chinese partners are reviewing two coal-rich sites: one in Shaanxi Province at a site about 650 kilometers west of Beijing; and another in Ningxia Hui Autonomous Region at a site about 1,000 kilometers west of Beijing. We have already established at Beijing a CTL project office with an initial complement of 10 specialists.

Working in partnership with the National Development Reform Commission of China and two potential joint-venture partners, Shenhua Corporation and Shenhua Ningxia Coal Limited, SSI recently completed the pre-feasibility studies for these CTL plants. The outcome of these pre-feasibility studies conducted during 2005 and 2006 was favorable.

Agreements were signed at Cape Town in June 2006 for the potential development of two CTL plants in China. In terms of these agreements, SSI and the Chinese partners will complete feasibility studies for the envisaged development of two CTL plants in China during 2008.

Our comprehensive feasibility studies will be based on CTL plants each with an 80,000 bpd capacity. Should the investment decision be made to proceed with these projects, the plants could be brought into operation as early as 2012/2013. The estimated capital cost for each plant is currently approximately US$ 5 billion to US$ 6 billion.

Early-stage investigation of potential CTL projects

SSI has initiated engagement with key stakeholders to evaluate the potential for a CTL project in India. This has resulted in the decision to open a representative office, likely in Mumbai, with an initial complement of six specialists.

Sasol in association with two large US based energy companies has completed the pre-feasibility studies undertaken in response to the passing of the US Energy Policy Act of 2005, which aims to combat growing energy problems. A decision to progress to a full feasibility study is expected during the first half of 2007 calendar year.

Catalyst facility

To support our plans to globally develop and exploit our GTL technology, Sasol Technology developed a cobalt catalyst for application in the Sasol SPD™ reactor to be utilized in future GTL plants. We entered in to a co-investment agreement with BASF Catalyst during 2002 to manufacture proprietary advanced cobalt catalyst. The first cobalt catalyst production facility with a current production capacity of 675 Mt per annum was commissioned at De Meern in the Netherlands and has since been producing and stockpiling catalyst for our Nigerian and Qatari GTL plants. We are currently undertaking engineering studies for the second catalyst plant in the Netherlands.

Sasol Polymers

Our polymer-related activities are managed in two separate entities, Sasol Polymers a division of Sasol Chemical Industries Limited and Sasol Polymers International Investments (Pty) Limited (Sasol Polymers International Investments) a subsidiary of the Sasol Investment Company. Sasol Polymers International Investments manages our offshore operations.

Nature of the operations and its principal activities

In Sasol Polymers we produce ethylene by separating and purifying an ethylene-rich mixture supplied by Sasol Synfuels and by cracking of ethane. Propylene is produced by depropanizing a propylene-containing Fischer-Tropsch stream supplied from the Sasol process. The ethylene is polymerized into low density polyethylene (LDPE), linear low density polyethylene (LLDPE) and the propylene into polypropylene. We operate a fully integrated chlor-alkali/polyvinylchloride chain. Ethylene and chlorine, which arises from on-site chlor-alkali plants, are reacted to produce vinyl chloride monomer and then polymerized to polyvinylchloride (PVC). Caustic soda, hydrochloric acid, soda hypochlorite and calcium chloride are other chlor-alkali products which are produced.

We are a major South African plastics and chemicals operation with a vision of being a world-class producer and supplier of quality monomers, polymers, chlor-alkali chemicals and mining reagents.

Our South African operation was formed from the Polifin group of companies, which was previously a joint venture between Sasol and AECI. In 2000 Sasol purchased AECI's shareholding. Polifin was divisionalized in Sasol Chemical Industries Limited.

In South Africa Sasol Polymers has five operating businesses:

- Monomers;
- Polypropylene;
- Polyethylene;
- Vinyls; and
- Chemicals.

We have a 60% interest in Peroxide Chemicals (Pty) Limited, a joint venture with Degussa Africa (Pty) Limited, a manufacturer and supplier of organic peroxide chemicals and a 50% interest in DPI Holdings (Pty) Limited, a joint venture with Group Five Limited, a manufacturer of PVC pipes and components for the building industry. Our board approved the disposal of interest in DPI Holdings (Pty) Limited to Dawn Limited for a consideration of R51 million. The transaction was approved by the South African Competition Tribunal and became effective during October 2006.

In Sasol Polymers International Investments we manage the following international investments:

- Our 12% shareholding in Optimal Olefins (Malaysia) Sdn. Bhd. (with Petronas of Malaysia and The Dow Chemical Company of the USA), a manufacturer of ethylene and propylene. Optimal Olefins operates a 600 kilotons per annum (ktpa) ethane/propane cracker.

- Our 40% shareholding in Petlin (Malaysia) Sdn. Bhd. (with Petronas of Malaysia), a manufacturer and supplier of LDPE. A 255 ktpa tubular plant is operated by Petlin (Malaysia).

- Our 50% shareholding in Arya Sasol Polymer Company in Iran with Pars Petrochemical Company, a subsidiary of the National Petrochemical Company, a manufacturer and supplier of ethylene (1,000 ktpa), LDPE (300 ktpa), and medium and high density polyethylene (300 ktpa). The facilities are under construction and are expected to be ready for operation between April and June 2007.

- A 40% share in Wesco China Limited (with Rhine Park Holdings), a polymer distributor in China and Taiwan.

Strategy

To direct resources and activity within Sasol Polymers and Sasol Polymers International Investments, we have two strategic ambitions:

- to lead the sub-Saharan African market with the existing product portfolio; and

- to expand through alliances and thereby to become a bi-regional business operating across the Indian Ocean Rim.

In addition to the investment in the Petlin and Optimal Olefins plants in Malaysia and the recent enlargement of the PVC/vinyl chloride monomer plants to 200 ktpa, two major expansions in pursuit of these strategic ambitions have been undertaken and are nearing completion:

- in South Africa, Project Turbo is being implemented to upgrade gasoline blend components by Sasol Synfuels at Secunda. This project will also result in increased ethylene and propylene feedstock and hence expansions of production and purification plants have taken place in Secunda and Sasolburg. Consumption of the additional ethylene and propylene will be in-house by means of a new tubular reactor LDPE plant of 220 ktpa using ExxonMobil technology at Sasolburg; enlargement of the existing Univation linear low density polyethylene (LLDPE) plant to 150 ktpa; and a new 300 ktpa Innovene polypropylene plant at Secunda. Except for the polypropylene plant which is still under construction, all other plants have achieved successful start-up and will consume monomers from Sasol Synfuels' new selective catalytic cracker at Secunda; and

- in Iran a complex comprising 1,000 ktpa of ethylene in an ethane-fed cracker, 300 ktpa of LDPE using Sabtec technology, and 300 ktpa medium density polyethylene using Basell's Lupotech G technology are under construction.

Our South African plants will be able to continue to supply the growing needs of the South African polymer markets for the immediate future in terms of PVC and LLDPE and for the medium to long term in terms of LDPE and polypropylene.

Substantial investments in plant and equipment, technologies and skills have been made to achieve a leading domestic market position in all core businesses.

Principal markets

Over the past three years between 83% and 86% of Sasol Polymers' revenue has been earned from sales into the South African market.

We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and hold the leading share of these markets. Our main competition is in the form of polymer imports from Asian and Middle Eastern producers. We supply 160 ktpa of ethylene and 100 ktpa of propylene under contract to The Dow Chemical Company's plastics operation in Sasolburg, South Africa, by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with The Dow Chemical Company in the polypropylene market, where we hold 50% of the South African market. Caustic soda is sold into the pulp and paper, minerals beneficiation and soap and detergent industries in South Africa. We hold a 40% share of the caustic soda market. Another merchant supplier, NCP Chlorchem, has a 24% market share, the Mondi Paper Company produces caustic soda for its own use (6% of demand) and a 30% shortfall exists in the South African market which is serviced through imports.

We are the sole local producer of liquid cyanide which is sold to local gold producers. The major user of calcium cyanide for the reworking of goldmine sand deposits ceased operation in March 2005, and the cyanide assets were reconfigured to produce only sodium cyanide. Declining gold production in South Africa is the main cause for reduction in sales of sodium cyanide in the past year.

Currently, we export polymers from our South African operations, 29% is sold into West Africa (Nigeria, Angola, Ivory Coast, Senegal and the Democratic Republic of Congo); 23% is sold into China; 21% into East Africa (Tanzania, Uganda and Kenya); 19% into Southern Africa (Zimbabwe, Zambia, Malawi, Mozambique and Swaziland) and 8% into Western Europe with Spain being the largest market. Product from the Petlin plant in Malaysia is sold into Malaysia, India, China, Australia, and New Zealand.

Seasonality

Global polymer demand does not show any marked annual seasonality although higher demand tends to arise in the third quarter as converters stock up for the December holiday period.

The global polymer industry is, however, cyclical in terms of margins given the large capital investment and the size of plants. The duration of a typical cycle is seven years and margins can vary from low trough conditions to extreme peak conditions. During tight supply/demand periods, which usually coincide with increases in economic activity as measured by gross domestic product, margins may increase disproportionately with high peaks. In time margins reduce as investment is stimulated or as demand dissipates. It may happen that too much capacity is installed which results in collapsed margins.

Raw materials

Feedstock for ethylene and propylene in South Africa is purchased from Sasol Synfuels at market-priced fuel-alternative values. The mechanism for determining the fuel-alternative value is based on the Basic Fuel Price. With the recent volatility in the oil price and refinery margins, our feedstock costs have put severe strain on margins particularly as Far East polymer prices, though high in dollar terms according to historical norms, have not fully responded to the increase in the oil-based costs of production. Salt used in our production process is imported from Namibia and Botswana at US-dollar denominated prices.

Feedstock for Sasol Polymers International Investments' joint venture cracker in Malaysia (Optimal Olefins) is purchased from Petronas at a set price, unrelated to oil, that escalates annually in line with US inflation rates. Petlin (Malaysia) buys its ethylene feedstock from Optimal Olefins at market related prices. Arya Sasol (Sasol Polymers International Investments joint venture in Iran) will buy its feedstock, ethane, from the Pars Petrochemical Company at a set price, unrelated to the oil price. In times of high oil prices this provides a competitive advantage to the operations in Malaysia and Iran, compared to crude oil based producers.

Marketing channels

Our sales in South Africa are made directly to customers using our own marketing and sales staff. Sales offices are located in Johannesburg, Durban and Cape Town. Account Managers are responsible for management of our relationship with customers. Sales administration staff manage order processing, logistics and payment collections.

For exports, an international trading business was established to sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America. No infrastructure currently exists in the export markets with all administration and logistics arranged from the Johannesburg office.

Property, plants and equipment

The following table summarizes the installed production capacities of each of our main product areas.

Production capacity

Product	South Africa (ktpa)	Malaysia[1] (ktpa)
Ethylene	456	72
Propylene	520	11
LDPE (Poly 1)	100	
LDPE	220	102
LLDPE	150	
Polypropylene	220	
Ethylene dichloride	160	
Vinyl chloride	205	
PVC	200	
Chlorine	145	
Caustic soda	160	
Cyanide	40	
Hydrochloric acid	90	
Calcium chloride	10	

1. Includes our attributable share of the production capacity of equity accounted investees.

The 100 ktpa autoclave LDPE plant at Sasolburg (Poly 1) will be closed down as part of Project Turbo in which a new 220 ktpa tubular LDPE plant has been built.

Sasol Solvents

Nature of the operations and its principal activities

We manufacture and globally market a range of primarily oxygenated solvents to various industries. These are used in the manufacture of paints, inks, coatings, adhesives, pharmaceuticals, cosmetics, fragrances and other applications. In addition to their solvent applications, a number of these products serve as intermediates for the production of downstream chemicals. We believe that the breadth of our product portfolio is a competitive advantage, compared to more limited portfolios of some of our competitors in the global solvents market.

Strategy

The Solvents strategy (Optimize – Perform – Grow) supports the overall group strategy.

The comonomers business unit which formed part of the Sasol Olefins & Surfactants business was incorporated into Sasol Solvents for reporting purposes as a result of the proposed divestiture of Sasol Olefins & Surfactants. The alpha-olefin comonomers, 1-pentene, 1-hexene and 1-octene, are manufactured at facilities in Secunda as an integral part of Sasol's synfuels process. The proposed divestiture of the Sasol Olefins & Surfactants business has also led to certain organizational changes. These changes have not had a significant effect on the strategy of our solvents business.

Sasol Dia Acrylates is a joint venture with Mitsubishi Chemical Corporation of Japan. The integrated, four-plant facility produces acrylic acid used captively for the production of glacial acrylic acid, butyl acrylate and ethyl acrylate from feedstock produced by the group. This facility underscores our commitment to expand our chemical portfolio by adding value to chemical feedstock we produce.

Sasol Huntsman is a joint venture with Huntsman Corporation of the United States. This joint venture operates a 55 ktpa maleic anhydride production facility in Moers, Germany.

Principal markets

In 2006, we sold approximately 1.58 Mt of products worldwide. We manage our global business from offices in Johannesburg, South Africa and Hamburg, Germany. We operate thirteen regional sales offices and seven storage hubs in South Africa, the Asia-Pacific region, the Middle East, the United States and Europe.

Our competition varies depending on the products and includes a number of major international oil and chemical companies. In the market for ketones, our main competitors are ExxonMobil, Shell Chemicals and Ineos. In the alcohols market, our main competitors are BP Chemicals, Shell Chemicals, The Dow Chemical Company, Celanese and Equistar. In the market for acetates and acids, our main competitors include Celanese, Eastman and BP Chemicals.

The comonomers produced by our operations in South Africa are used by third parties in the manufacture of polyethylene plastics, which end up in applications such as shrink-wrap film, woven plastic bags and refuse bags. The main competitors include Ineos, Shell and Chevron.

Marketing channels

We utilize a number of distributors worldwide as an extension of our sales and marketing force to enable increased market penetration for end-use customers.

Property, plants and equipment

Production capacity

Product	Facilities location	Total[1] (ktpa)
Ketones		**333**
• *Acetone*	South Africa	*175*
• *MEK*	South Africa and Germany	*130*
• *MiBK*	South Africa	*28*
Glycol ethers		**80**
• *Butyl glycol ether*	Germany	*80*
Acetates		**60**
• *n-Propyl acetate*	South Africa	*10*
• *Ethyl acetate*	South Africa	*50*
Mixed alcohols	South Africa	**181**
Pure alcohols		**860**
• *Methanol (C$_1$)*	South Africa	*140*
• *Ethanol (C$_2$)*	South Africa and Germany	*285*
• *n-Propanol (C$_3$)*	South Africa	*45*
• *Isopropanol (C$_3$)*	Germany	*225*
• *n-Butanol (C$_3$)*	South Africa	*150*
• *iso-Butanol*	South Africa	*15*
Acrylates		**94**
• *Ethyl acrylate*	South Africa	*26*
• *Butyl acrylate*	South Africa	*60*
• *Glacial acrylic acid*	South Africa	*8*
Comonomers		**275**
C5-C8 alpha olefins	South Africa	275
Other	South Africa and Germany	**28**

1. Consolidated nameplate capacities excluding internal consumption, including our attributable share of the production capacity of equity accounted investees.

Approximately 75% of our production capacity is at sites in South Africa and 25% in Germany. The South African production facilities are located at Secunda, Germiston and in Sasolburg. The German production facilities are located at Herne, Marl and Moers in the Ruhr area.

Completion of an additional Methyl Iso-butyl Ketone (MiBK) train using improved Sasol technology which will increase capacity by 30 ktpa is planned for the middle of 2008. The estimated expenditure amounts to R250 million. A number of small de-bottlenecking projects will also be implemented.

A significant portion of our South African product is derived as a co-product of the synfuels process at Secunda and certain products are synthesized from chemical feedstock. Ethanol, isopropanol and methyl ethyl ketone (MEK) are synthesized from ethylene, propylene and butene, respectively, at the German plants. In South Africa, butanol and acrylic acid are synthesized from propylene.

Certain of our products result from the downstream conversion of primary chemicals to higher value-added derivatives, including:

- MiBK from acetone;

- ethyl acetate from ethanol;

- propyl acetate from propanol and acetic acid;

- ethyl and butyl acrylates from acrylic acid and the corresponding alcohols; and

- ethylene glycol butyl ethers from butanol and ethylene oxide.

We manufacture comonomers, 1-pentene, 1-hexene and 1-octene, at Secunda, South Africa. Market demand for these products has been strong and, combined with the recent shutdown by a major competitor of a US production plant, the supply/demand balance is healthy and is expected to remain so for the foreseeable future.

Other activities

Sasol Wax

Nature of the operations and its principal activities

We produce and market wax and wax-related products to commodity and specialty wax markets globally. We manufacture crude oil-derived paraffin waxes, as well as synthetic waxes produced on the basis of our Fischer-Tropsch technology. Sasol Wax has its head office in Hamburg and employs 970 people globally.

The overall volume of products marketed by the business amounts to 822 ktpa, of which 27% are products derived from the Fischer-Tropsch process. The main product portfolio includes paraffin waxes, both fully refined and semi-refined, produced and marketed in various grades, as well as Fischer-Tropsch-based synthetic waxes which include the Fischer-Tropsch-derived hard wax, the Fischer-Tropsch-derived medium wax and liquid paraffins in the carbon range C_5 through C_{20}. Various specialty blends of waxes are also produced and marketed. We continue to develop niche markets for higher-value specialty waxes, such as those used by the food, cosmetics, pharmaceutical, construction-board and adhesive industries. Demand for our liquid paraffins for environmentally preferred drilling fluids has been growing in the Gulf of Mexico following the introduction of more stringent US Environmental Protection Agency specifications for drilling fluids and other oilfield chemicals. We produce, as a result, about 106 ktpa of wax emulsion at facilities in Germany, Austria and the United Kingdom.

Strategy

Our strategy is to beneficiate synthesis gas (South Africa) and slack wax (Hamburg) to create value added products marketed globally. We are a unique and important player in the wax market, having a product portfolio sought after by customers in more than 100 countries.

Principal markets

The division markets its products globally, but its main markets are in Europe and the United States. In both Europe and the United States, approximately 50% of paraffin waxes are sold to candle manufacturing companies and the balance is sold to numerous industries, including rubber and tire, cosmetics, adhesives and surface coatings industries and for use as a drilling fluid. Fischer-Tropsch-derived hard wax production is sold predominantly in the United States and Europe, and also in Asia. Fischer-Tropsch-derived medium waxes and paraffin waxes produced in South Africa are predominantly sold to the candle industry in South Africa.

The overall world market for waxes is estimated at about 3,300 ktpa and our main competitors in the market are the Chinese producers China Oil and Sinopec. In specialty wax markets our main competitor is H and R Wax Company.

Marketing Channels

Marketing is mostly done by own resources in all geographical areas where we operate. Primary marketing areas are the United States and Europe, but we also market our products in Latin and South America, Southern Africa, the Middle East, North Africa, Asia, and Australia. Distributors and agents are used but operate under direct guidance from our marketing team.

Property, plants and equipment

The main production assets are located in Hamburg, Germany; Sasolburg and Durban, South Africa and Richmond, California, United States.

Our plant in Hamburg has a production and blending capacity for paraffin wax of 300 ktpa. It purchases slack wax feedstock from numerous lube-oil-producing refineries predominantly in Western Europe and from Eastern Europe and Africa. We initially de-oil slack waxes to fully or semi-refined quality and fully hydrogenate all final products. Subsequently, various product blends are produced. Products are sold either in liquid bulk or in solidified form. This operation has a trading activity of about 100 ktpa.

Our plant in Sasolburg operates Fischer-Tropsch-based technology for the production of synthetic waxes. It used coal-derived syngas as feedstock, which was converted to Mozambican natural gas as from July 2004. We own and operate a wax plant integrated into the Engen refinery in Durban, South Africa. This plant produces wax blends predominantly for the South African and other African candle industries. The production capacity of the South African wax plants amounts to 240 ktpa of Fischer-Tropsch-derived products, of which 70 ktpa are hard waxes, 80 ktpa medium waxes, 30 ktpa waxy oils and 60 ktpa liquid paraffins.

We also operate a major candle factory located in Johannesburg with a capacity of up to 30 ktpa, which represents approximately 40% of the South African candle industry market.

In the United States, our wholly owned subsidiary Sasol Wax Americas, Inc. (formerly Moore and Munger Inc.), based in Shelton, Connecticut, is engaged predominantly in trading activities, both in Fischer-Tropsch-derived and paraffin waxes. Sasol Wax Americas, Inc. holds a 50% share in the Lux International Corporation wax business based in Richmond, California. The total product manufactured and traded by Sasol Wax Americas, Inc. in the United States amounts to approximately 100 ktpa.

Production capacity

Product	Facilities location	Total (ktpa)
Paraffin wax	Germany	300
FT Hard wax	South Africa	70
FT Medium wax	South Africa	80
Waxy oils	South Africa	30
Liquid Paraffins	South Africa	60
Semi-refined paraffin wax	South Africa	30
Specialty wax blends	Germany, United States	80
Wax emulsion	Europe	100

Sasol Nitro

Nature of the operations and its principal activities

We manufacture and market ammonia, fertilizers, commercial explosives and related products. The division also markets ammonia, sulfur and specialty gases produced by other entities in the group. All our production activities are located in South Africa. We focus on supplying the Southern African market with selective exports of fertilizers, ammonium nitrate-based explosives and explosives accessories.

Our product portfolio includes:

- ammonia;

- nitric acid;

- ammonium nitrate solution;

- sulfuric acid;

- hydrogen;

- phosphoric acid and phosphate derivatives;

- various grades of fertilizer;

- explosives-grade ammonium nitrate;

- various packaged explosives; and

- explosive accessories – non-electronic initiation systems.

Strategy

Having completed a period of consolidation and exiting from non-core businesses in the past 3 years, the business is now well positioned to achieve growth. In the short-term (1-3 years) growth will be achieved mainly through expansion of our current business. Over the longer-term (3-5 years) growth will be achieved through development of new business. Long-term plans include inter alia, a biodiesel plant and an ammonium sulfate plant.

Principal markets

Approximately half of our total ammonia production is used to produce ammonium nitrate-based fertilizers and explosives. The remaining production is sold mainly to other South African explosives and fertilizer manufacturers with small quantities made available for industrial usage in chemical manufacture and mineral beneficiation.

The Sasol group is the only producer of ammonia in South Africa. Sasol Nitro produces half of this ammonia and is the sole supplier to the market. Approximately 4% of South Africa's ammonia requirement in 2006 was imported. Omnia and AECI are our two major customers for ammonia and compete in the downstream fertilizer and explosives markets. We have entered into market-related contractual arrangements with these customers.

Marketing channels

The combined impact of a drastic increase in the South African maize surplus at the end of the previous planting season and sustained low prices for maize had a significant negative impact on maize plantings for the 2005/2006 season and thereby also the demand for fertilizers in Southern Africa.

The South African explosives market remains very competitive and prices are amongst the lowest worldwide. Explosive products are supplied mainly to the Southern African market, with exports of explosives grade ammonium nitrate mainly to Australia. Some quantities of cartridged explosives are also exported to other African countries.

The market for explosive accessories in South Africa is significant with large quantities of detonators required for extensive mining activities. Demand for products from Sasol Dyno Nobel (Pty) Limited, a joint venture, reached record levels, mainly as a result of growth in niche markets. This business is poised for further growth. The acquisition of the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$ 31 million (approximately R213 million) was approved on 30 August 2006.

Property, plants and equipment

Our 330 ktpa ammonia plant in Sasolburg uses natural gas as feedstock. The plant also produces hydrogen that is sold to the oil and metal refining industries in South Africa. We also derive 330 ktpa of ammonia as a by-product from coal gasification in Secunda.

Sasol Nitro operates two nitric acid plants. The smaller 315 ktpa unit in Sasolburg is linked to a downstream ammonium nitrate plant. The ammonium nitrate produced in Sasolburg is used mainly for the production of explosive grade low-density ammonium nitrate. The 470 ktpa nitric acid plant in Secunda supplies a downstream ammonium nitrate plant linked to a 500 ktpa granulation facility that produces limestone ammonium nitrate and various other grades containing nitrogen, phosphorus and potassium. Ammonium nitrate for industrial use is sourced from both sites.

In Phalaborwa, adjacent to the phosphate rock mine of Foskor Limited (Foskor), Sasol Nitro operates a 325 ktpa phosphoric acid plant, of which 100 ktpa capacity has been mothballed since 2004 due to adverse market conditions. Sasol has been toll manufacturing phosphoric acid for Foskor since September 2005 and a longer term tolling deal is awaiting approval from the South African Competition Commission.

Sasol Nitro also manufactures bulk explosives at various mining sites and cartridged explosives in Secunda and Ekandustria.

Sasol has exited the manufacture of electronic initiation systems. A sale of the electronic initiation systems plant in Cape Town to Orica Limited was signed in June 2006.

Production capacity

Product	Facilities location	Total (ktpa)
Ammonia [1]	South Africa	660
Sulfur	South Africa	205
Granular and liquid fertilizers	South Africa	700
Fertilizers bulk blending	South Africa	300
Phosphates [2]	South Africa	375
Explosives	South Africa	300

1. Includes volumes produced by Sasol Synfuels.

2. Includes 100 ktpa mothballed capacity at Phalaborwa.

Sasol Infrachem

Nature of the operations and its principal activities

Sasol Infrachem is the sole supplier of utilities and services to various Sasol businesses units (Sasol Polymers, Sasol Solvents, Sasol Wax and Sasol Nitro) as well as external businesses in Sasolburg. We operate and maintain the autothermal reformer (ATR) which reforms natural gas into synthesis gas on behalf of Sasol Gas. Sasol Infrachem is also responsible for managing the group's corporate affairs related to the Sasolburg and Free State regions.

From July 2005 we converted from coal gasification to natural gas reforming at Sasolburg. The environmental benefits of converting from coal to natural gas are being realized through a substantial reduction in emissions to air (including hydrogen sulfide, carbon dioxide, NOx and volatile organic compounds).

Strategy

Our vision is to see all businesses prosper in Sasolburg. Our competent and committed people provide a pace-setter platform for gas, utilities and site support services.

Our strategic ambition is to ensure a competitive advantage through reliable supply, cost competitiveness, specialized knowledge and expertise in services, infrastructure and utilities.

Property, plants and equipment

Product	Production capacity Facilities location	Total
Steam	South Africa	2 000 tph
Electricity	South Africa	176 MWh
Water	South Africa	100 Ml/day

Merisol

Nature of the operations and its principal activities

Merisol is a joint venture company formed in 1997 by the merger of Sasol Phenolics with the phenolics activities of Merichem Company, based in Houston, Texas. The joint venture partners each own 50% of Merisol. Merisol has a strong presence in the global market for natural phenolics and cresylics with manufacturing facilities in Houston, Sasolburg and Oil City, Pennsylvania. Merisol has an interest in the production of synthetic meta, para-cresol through a 50:50 manufacturing joint venture with Sumitomo Chemicals. Merisol also has a 20:80 venture (Merisol holding 20%) with Chang Chun of Taiwan for the production in Sasolburg of ortho-cresol novolac, a precursor to high-performance epoxy resins used for encapsulating memory and processor chips. Merisol is the supplier of ortho-cresol feedstock to this plant.

Natural phenolics are products related to phenol, which are derived as by-products of coal gasification, coal carbonization and certain petroleum refining processes and are recovered for purification and separation. Merisol manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives. These blends are known collectively as cresylic acids. Both the Sasolburg and Houston plants produce phenol- and ortho-cresol and cresylic acids. The Houston plant uses proprietary separation technologies to produce high-purity meta, para-cresol and pure meta-cresol and para-cresol, making Merisol one of the few producers of these products in the world.

Principal markets

Merisol markets its products worldwide through sales offices in the United Kingdom, Hong Kong, the United States and South Africa. Markets are served from product inventories held in Rotterdam, for the European market, in Houston, for the US market and in Taiwan and Sasolburg for most other markets.

The pure products, phenol, ortho-cresol, meta-cresol and para-cresol, are sold in competition with synthetically produced equivalents. Merisol is relatively small in the global phenol market, but strong in the South African market and in selected niche markets elsewhere.

Merisol supplies major shares of the cresol and cresylic acids global markets for:

- ortho-cresol, where the main competitors include General Electric, Lanxess, Nippon Steel Chemicals, Rütgers Chemicals and Deza;

- meta-cresol, where the main competitors include Lanxess, Honshu Chemical and Sumitomo Chemicals;

- para-cresol, where the main competitors include Degussa, Konan Chemical, Atul Chemicals and various Chinese producers;

- high purity meta, para-cresol, where the main competitors include Mitsui Chemicals, Lanxess and Sumitomo Chemicals; and

- wire enamel solvents where the main competitors are Rütgers-Chemicals, Deza, C-Chem and Mitsui Chemicals.

Merisol derives about 80% of its turnover from the North and South America, Europe and Far East markets and the balance from other regions.

Property, plants and equipment

Merisol's Sasolburg plant uses feedstock from our coal gasification activities at Secunda. Merisol completed the first and major part of its R400 million project to expand and improve feedstock recovery and processing operations. This part of the investment includes a new Sasolburg plant to extract and refine additional volumes of Secunda tar acids, to enable Merisol to grow with future market demand and compensate for the decrease of other feedstock globally. These additional volumes are further processed at the Houston plant. Following the successful completion of the new Sasolburg plant, the Houston operations are now in the final stage of being rationalized and streamlined to reduce costs.

Merisol owns a butylation plant at Oil City, Pennsylvania, producing di-butyl para-cresol and meta-cresol from meta, para-cresol and pure para-cresol feedstock made by Merisol at its Houston plant.

Production capacity

Product	Facilities location	Total (ktpa)
Phenol	South Africa, United States	45
Ortho-cresol	South Africa, United States	15
Meta-cresol and para-cresol	United States	16
Pure meta,para-cresol	United States	30
Cresylic acids and xylenols	South Africa, United States	28
High-boiling tar acids	United States	4
Butylated products	United States	13

Sasol Petroleum International

Nature of the operations and its principal activities

Mozambique

Our natural gas extraction and processing activities on the Temane reservoir have been fully operational since the first quarter of calendar year 2004. Current gas production levels (at 75% of the design capacity) are very much in line with original expectations at the time of project approval.

The development of the Pande reservoir, with associated trunk and gathering lines to the gas processing plant has been initiated, and is scheduled for completion by the end of the 2007 calendar year. This is the second stage of development of the business and will bring gas production to 100% of design capacity.

Whilst the Mozambican government has been a 30% partner in the gas field development since inception, they have now also acquired an interest in the gas processing plant. With effect from 1 April 2006, the effective ownership structure of the current business in Mozambique is 70% Sasol Petroleum Temane Limitada (SPT), 25% Companhia Moçambicana de Hidrocarbonetos, SARL (CMH) and 5% International Finance Corporation.

Sufficient additional gas reserves exist in the Temane and Pande reservoir areas to support a 50% expansion of the capacity of the current Mozambican business.

Onshore exploration activities continue, with some 1,000 km^2 of seismic surveys having been completed during 2005, and good progress having been made with the environmental impact assessment that is required to allow seismic surveys to be conducted in the Offshore Block 16/19 area during 2007. These exploration activities are aimed at further expansion of gas reserves in support of market opportunities that have been identified, both in South Africa and in Mozambique.

Gabon

In Gabon, we hold a 27.75% interest in the Etame marine block with the operator, Vaalco Gabon (Etame) Inc. (28.07%) and other members of the consortium. Exploration efforts resulted in the discovery of the Etame oil field in 1998. The field went on stream in 2002 at an average rate of 15,000 bpd. During 2006, the field produced oil, at an average rate of 18,500 bpd. The last development well, Etame-6-Horizontal, came on stream in July 2005. The field is currently producing from one vertical and three horizontal wells.

During the year, the Gabonese Government approved development plans for the Avouma field and agreed that the Ebouri field was commercially viable. Both discoveries were made in the previous year. The Avouma field is currently under development with the first oil expected to be produced by the end of the 2006 calendar year. It will be tied back to the Floating Production Storage and Off-take (FPSO) vessel on the Etame field. This will contribute significantly to the flow of oil from the block. The development plans of the Ebouri field are nearly completed and will be submitted to the Gabonese government for approval during 2007. The field is expected to be on stream by the end of the 2007 calendar year. The Gabonese government also approved a three year extension of the exploration rights covering the acreage that is not yet producing. A large three dimensional seismic survey will obtain a better understanding of a large structural closure.

In the Dussafu marine block offshore Gabon, we hold a 50% interest and are the operator. Our partners, Premier Oil BV and Perenco s.a., hold 25% each.

In 2004 a dry hole was drilled but prospectivity remains on the block. Three dimensional seismic data on the block was acquired during the year and will be incorporated into existing information with the aim to define a location to drill a second exploration well. We are still deciding whether to enter the next exploration phase.

Equatorial Guinea

In Equatorial Guinea, we currently hold a 10% interest in Block L with Chevron (45%), Amerada Hess (25%), and Tullow Oil (20%). We secured a farm-out agreement with Petrobras which when fully ratified by all partners will reduce our interest to 5%. The Banyan L-2 well was drilled in 2006 and was a dry hole. The partners are currently considering the remaining prospectivity of the block prior to the end of the current exploration period in October 2006. This block carries no outstanding obligations in the current exploration phase.

Nigeria

Through our relationship with Chevron we have gained entry into some highly prospective exploration acreage in Nigeria. We have been offered a 5% interest in the OPL 214 permit. The farm-in has received all of the necessary approvals and is currently being finalized. A successful exploration well was drilled in 2005 and follow up drilling is being planned. We currently hold a 3.75% interest, after all approvals were received in June 2005, in the OPL 249 permit. The license includes part of the Bonga-SW/Aparo field on which a development plan has been presented to the government for consideration. Appraisal drilling was completed on the N'siko discovery and the development plan is in preparation. We have accepted a 6% interest in the OPL 247 permit. The farm-in has received all of the necessary approvals but still awaits Nigerian governmental ratification. A further opportunity to take up a 5.1% interest in Block 1 of the Nigeria/Sao Tome Principe joint development zone has been accepted and government approval has been received. The partners are concluding internal agreements to make this entry effective.

South Africa

We are a 10% partner in a prospecting sub-lease agreement, in Block 3A/4A, offshore of South Africa's West Coast. During the year, and as provided for in the 2005 farm-out agreement between Sasol and BHP Billiton, operatorship of the block was transferred to BHP Billiton upon commencement of the second exploration period. BHP Billiton also concluded a farm-out agreement for a 30% participating interest with the South African State Oil Company, PetroSA. Reprocessing of three dimensional seismic data has been completed by BHP Billiton.

Our strategy

Our strategic focus is on finding, developing and operating gas and oil opportunities. We continue to be a gas feedstock supplier to the group's South African businesses and the gas markets. We are aligning ourselves to be a gas feedstock supplier to the group's international GTL opportunities. In addition, we are striving to become the centre of excellence within the group for enhanced oil and gas recovery uses for carbon dioxide.

Principal markets

Mozambique

Other than royalty gas provided to the Mozambican government, all gas produced is exported to South Africa. The Mozambican government is dedicating royalty gas for use in the vicinity of the processing plant in Temane as well as developing the gas market in the capital city, Maputo. The natural gas condensate produced in the gas processing plant is currently exported via the port of Maputo to the Western European market, where it is used as a fuel blend stock.

Gabon

Oil production from operations is sold on the open market.

Equatorial Guinea and Nigeria

There is currently no production as the projects are in the exploration, appraisal or early development stages. Oil production from their future operations will be sold on the open market.

Marketing channels

Mozambique

In the ongoing business, all natural gas is sold on a long-term sales contract to Sasol Gas, for marketing in the South African market. In the future it is foreseen that we will enter into a long-term sales agreement with a single Mozambican entity that will purchase some of the additional gas volume that will become available from the proposed expansion of the current operations for use in Mozambique.

Natural gas condensate has, up to now, been marketed in the international spot market by Sasol Oil. In the future, it is foreseen that Sasol Petroleum Temane will enter into a long-term condensate sales agreement with an international commodity trading organization.

Gabon

An annual sales contract is typically entered into based on a competitive bidding process and prices are linked to international prices at time of sale.

Property, plants and equipment

Mozambique

Our gas processing facilities in Mozambique are located some 700 km north of the capital, Maputo. Ownership is shared with the Mozambican government through CMH (25%) and the International Finance Corporation (5%).

Gabon

The production occurs through a dedicated FPSO vessel. This is moored offshore at the site of the field.

Sasol Technology

Nature of the operations and its principal activities

Sasol Technology acts as the technology partner to all the business units through launching and helping to sustain the Sasol growth initiatives. Sasol Technology aims to provide functionally driven support across geographic boundaries through its research and development, new business development, engineering and project management and plant technical support.

Strategy

The strategy for Sasol Technology is based on four pillars:

- to direct Sasol's technology future;

- to position and structure Sasol Technology for short, medium and long-term performance and delivery;

- to ensure a sustainable execution capacity to deliver on business ventures; and

- to ensure meaningful work for the people allowing them and the company to excel and grow.

Sasol Technology, as the technology partner in the group, is fully committed to the growth objectives by working together with the business units and taking responsibility for the long-term research and development of technology improvements as well as developing new technologies. Through engineering and project execution activities Sasol Technology demonstrates its commitment to the delivery of functional plants to our business partners for their operation. Technical support works on an integrated basis with the business units' operations personnel to improve the profitability throughout the group.

The constraints that Sasol Technology experiences are related to available resources and capacity. These constraints are manageable at this stage but are foreseen to become more problematic over the following years. Strategic plans are being developed to address these issues.

Research and development

The central research and development division in Sasolburg, South Africa employs over 500 people who focus on fundamental research, while the decentralized divisions focus on product applications. A phased expansion and modernization program of the Sasolburg research facility was implemented with the aim to:

- enhance infrastructure through enabling the installation of new pilot-plants to expand operational efficiency and flexibility;

- allow the relocation, upgrading and full integration of existing pilot plants;

- install modern process control systems; and

- improve the information generated.

This program was initiated after the completion of a comprehensive exercise to benchmark the structure, equipment and performance of the research and development facilities against those of other international organizations. The enhanced facilities will allow the opportunity to commercialize new and improved petrochemical processes more effectively.

The central research function has a full suite of state-of-the-art pilot plants to support both current and the development of future technologies.

Research activities are also conducted through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, strong emphasis is placed on training; as a result of this at least 20 of the employees from South Africa are at any given time studying abroad in a continuing effort to ensure top level in-house research competency.

Fundamental research activities

Noteworthy Sasol technology research and development successes over the past decade include the development of the Slurry Phase and Advanced Synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, recarburized carbon, ethylene tetramerization and the 1-heptene to 1-octene conversion process.

A significant part of the research focuses on supporting the CTL and GTL technologies and associated products. This includes research on coal gasification and gasification products, syngas conversion through the application of Fischer-Tropsch synthesis and research relating to adding value to Fischer-Tropsch-derived products. Catalysis research includes the development of both iron- and cobalt-based proprietary Fischer-Tropsch catalysts. Sasol Technology has progressed in developing the second generation of the integrated Sasol SPD™ process to convert natural gas into a clean-burning synthetic fraction of diesel and other premium-grade products. In time, we plan to integrate some of the experience gained from operating the Nigerian and Qatari GTL plants into the new-generation Sasol SPD™ process. Sasol Technology is also investigating chemical expansion opportunities based on GTL plants. In particular, the fuel products of the GTL plants can be diverted towards the production of chemicals. As was the case with chemical production at Secunda, unique beneficiation technologies are being developed.

The wide range of products in our product portfolio requires extensive research on product work-up and beneficiation, including separation and purification processes and new product development. Among other carbon-based products and cresylic acids require adaptation of technology to meet product needs. Research has been carried out on cresylic acids, another gasification by-product, on behalf of the Sasol joint venture with Merisol, relating to purification of various associated products and adding value to certain feed streams.

Over the years, a strong competency has been developed in purification in order to extract high value alpha olefins from Fischer-Tropsch products. This has helped to successfully develop purification processes for 1-pentene, 1-hexene, 1-heptene and 1-octene products, which allow the application of these products as comonomers in polymers. Ongoing studies include those dedicated to the commercial viability of exploiting metathesis and other processes to convert odd-number alpha olefins (such as 1-pentene and 1-heptene) into even-numbered counterparts (such as 1-hexene and 1-octene), which are in far greater demand. Sasol Technology is also focused on improving hydroformylation as an alternative process for producing specialty alcohols from olefins. Sasol Technology has also been successful at increasing the purities of hexene and octene comonomers to enable their optimal application with new-generation polyolefin catalyst systems. In order to benefit from the projected demand growth in global markets for 1-hexene and 1-octene, we are investigating various potential production routes, including ethylene trimerization and ethylene tetramerization.

Research is also focused on the reduction of the Sasol operations' environmental footprint which includes water treatment and purification. In this regard, special attention is given to water utilization, given the location of some of the current and future plants in semi-arid areas. An integrated approach is being followed toward optimization of current processes focusing, among others, on energy efficiency, emissions and water utilization. End of pipe solutions include technology such as microbial treatment processes and desalination technology, which has already been tested and implemented.

Continued focus is on identification and implementation of new technologies, to help reduce production cost. This includes research focusing on the application of catalytic distillation in various new and existing processes.

Renewable and alternative fuels are fast becoming important for future competitive strategies. Sasol Technology is investigating biodiesel and fuel cells. We are experimenting with the formulation and performance of biodiesels derived from soya beans as well as from Fischer-Tropsch applied on biomass derived syngas. We expect that Sasol will be able to produce high-quality biodiesels based on renewable resources for potential use as a future fuel blend stock.

We have implemented techniques such as computational chemistry and will embark on using combinatorial chemistry during 2006, on a smaller scale, in order to improve productivity and speed up technology development efforts.

Front end engineering and technology management

All front end engineering and technology integration and management is performed by specialist Sasol Technology teams taking the ideas from our research and development teams and engineering them into a commercial proposition for exploitation by the group.

The conceptual and basic design, engineering management and plant commissioning of projects is undertaken on a integrated basis with the business unit leveraging with external technology suppliers and contractors.

Project execution and engineering

Sasol Technology is responsible for the project engineering and project management of the major capital projects in the group. The involvement is currently focussed in South Africa as well as Qatar for the execution and handover of the plants. Delivery of smaller projects and shutdowns are also undertaken.

African Amines

African Amines is a 50:50 joint venture of Sasol and Air Products. It manufactures, purchases and sells alkylamines, principally for use in explosives, water-treatment chemicals and agricultural chemicals. Its products range includes:

- mono-methylamine;
- di-methylamine;
- mono-ethylamine; and
- iso-propylamine.

African Amines has production facilities in Newcastle, Kwa-Zulu Natal, in South Africa. This location makes African Amines an efficient and cost-effective supplier to markets in Australasia, South America, the Asia-Pacific region and the Indian subcontinent. African Amines tends to be less competitive in the main ports of Europe and the United States due to the density of local producers serving those markets.

Discontinued operations

Sasol Olefins & Surfactants

We announced our intention to consider the divestiture of the Sasol Olefins & Surfactants business subject to fair value being received. Substantial work was undertaken since the announcement to prepare the business for sale including:

- issuance of the Information Memorandum on 22 May 2006 to interested parties inviting them to participate in the auction process to acquire the business;
- completion of vendor due diligence regarding finance and tax, safety, health and environmental, human resources and market/industry considerations; and
- evaluation of indicative bids received on 16 June 2006 and inviting certain interested parties to participate in the next round of bidding.

All of this work was substantially completed by 30 June 2006.

The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and report these results as a single line item. In the 2006 balance sheet the assets and liabilities of Sasol Olefins & Surfactants have been classified as held for sale.

Nature of the operations and its principal activities

Sasol Olefins & Surfactants comprises four business units:

- Alkylates and surfactants;
- Alcohols and surfactants;
- Inorganic specialties; and
- Monomers.

Alkylates and surfactants

The main products of the business unit are paraffins, olefins (including poly-internal olefins), linear alkylbenzene (LAB) and their surfactant derivatives such as paraffin sulfonate and linear alkylbenzene sulfonate (LAS). LAB is the feedstock for the manufacture of LAS, an essential surfactant ingredient for the detergents industry. Paraffins (n-paraffins) and n-olefins are produced mainly as feedstock for the production of LAB and oxo-alcohols. A portion of this business unit's products are used internally for the production of downstream surfactants.

Alcohols and surfactants

The business unit produces a diversified portfolio of linear and semi-linear alcohols of carbon range between C_6 and C_{22+}. Nonionic and anionic surfactants enhance the product portfolio, as well as some surfactant intermediates such as ethylene oxide, alkyl phenols and alkanolamines. The diversity of this product portfolio is supported by the wide range of raw materials (petrochemical, oleochemical and coal-based), technologies and manufacturing facilities used. A portion of the alcohols production is consumed internally to produce surfactants and specialty plasticizers.

Inorganic specialties

This business unit produces mainly alumina products both as co-products from the Ziegler units (together with alcohol) as well as in dedicated production units. The alumina is upgraded by means of a variety of technical processes to adapt the product characteristics, in some cases to highly specialized products. This business unit also produces zeolites in a production facility in Italy.

Monomers

The business unit produces ethylene in the United States at our ethane-based cracker in Lake Charles, Louisiana.

Strategy

Our strategy has been to extract the maximum value from vertical value chain integration, and horizontal integration by being present in both the major value chains in surfactant manufacture and technical and site integration benefits from the three major producing countries, Germany, Italy and the United States. Furthermore the business has fostered strong relationships with customers and has leveraged this to provide additional value chain benefits by developing and supplying differentiated and specialty products. A challenge for the business has remained the increasing and fluctuating raw material/feedstock pricing associated with crude oil and energy prices.

Principal markets

The bulk of the production from the alkylates and surfactants business unit would end up as surfactants, either produced internally or by other parties having acquired the intermediates from us. The bulk of these surfactants in turn end in detergents or industrial or institutional cleaning products. The main competitors include: ExxonMobil, Shell and Petresa in n-paraffins; Huntsman, Petresa and ISU in the LAB market; and Stepan, Huntsman and Cognis in the LAS market.

Although a substantial portion of the alcohols and surfactants business unit products also end up in detergents and industrial and institutional products, these products also find wide application in industries such as metalworking, flavors and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. The main competitors include Shell and Cognis.

Aluminas from the inorganic specialties business unit are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings and polymer additives. Competitors on aluminas include Akzo Filtrol and BASF Catalyst. Zeolites are used as softening components in detergents. There are numerous competitors in zeolites.

Ethylene is sold to plastic manufacturers in the US Gulf Coast region and is used internally to manufacture alcohols. There are numerous competitors in the United States ethylene market.

Seasonality

There is very little seasonality associated with our products or the markets in which they participate. Cyclicality of this business is more related to the general chemical investment cycle, which impacts the supply side of the market equation. Many of the markets that we serve typically follow global and regional gross domestic product and are therefore impacted more by macro-economic factors.

Raw materials

The main raw materials and feedstocks used in this business are kerosene, benzene, ethane, ethylene and aluminum (all purchased externally). The price of most of these materials are related to crude oil and energy pricing and the prices would follow the crude oil and energy pricing reasonably closely. Over the past 4 years these crude oil and energy prices have been increasing steeply and have been quite volatile.

Marketing channels

Over 90% of the products produced by Sasol Olefins & Surfactants are sold directly to end-use customers by our sales and marketing personnel. A limited number of distributors are used and are primarily centered in Europe. Approximately 60% of the total sales by Sasol Olefins & Surfactants are conducted under annual and in some cases multi-year contracts.

Property, plants and equipment

The following table summarizes the production capacity for each of our main product areas.

Production capacity

Product	Facilities location	Total (ktpa)
Ethylene	United States	455
C_{6+} alcohol	United States, Europe, South Africa	625
Inorganics	United States, Europe	170
Paraffins and olefins	United States, Europe	990
LAB	United States, Europe	550
Surfactants	United States, Europe, Far East, Middle East	1,000

Legal proceedings and other contingencies

Litigation in respect of continuing operations

Fly Ash Plant Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to its inability to develop its business and a projected loss of future cash flows. We believe the prospect of future loss is reasonably possible with the loss unlikely to exceed R10 million.

Nationwide Poles The South African Competition Commission received a complaint against Sasol Oil (Carbo-Tar division) in April 2003. The complaint was referred by the plaintiff to the South African Competition Tribunal. The Competition Tribunal found against Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court during September 2005. Likelihood of loss is remote as the Competition Appeal Court found in favor of Sasol.

Nutri-Flo Nutri-Flo filed a complaint in 2002 alleging that Sasol Nitro was engaged in price discrimination, excessive pricing and exclusionary pricing. In November 2003, Nutri-Flo made an urgent application to the Competition Tribunal to obtain an interdict preventing Sasol from implementing a new price list. In this application Nutri-Flo again filed a complaint on grounds similar to those specified above. In addition it was alleged that Sasol, Kynoch and Omnia are acting as a cartel in fixing prices in the fertilizer industry. Nutri-Flo subsequently withdrew its application. However, the South African Competition Commission has investigated the complaint and in May 2005, referred the matter to the Competition Tribunal, alleging findings of price fixing, prevention/lessening of competition, abuse of dominance and exclusionary conduct. The Competition Commission requested the Competition Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act. Sasol took the matter on review to the South African Competition Appeal Court. The court ruled against Sasol in April 2006 and the matter must consequently be heard by the Competition Tribunal. Sasol has filed an exception to the referral of the complaint to the Competition Tribunal on the basis that it is vague and does not disclose a clear contravention of the Competition Act. On the basis of the pleadings in their current form, we believe the likelihood of a finding of unlawful conduct is remote. In the event that the Competition Commission amends the referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

Sasol Wax On 28 and 29 April 2005 the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation is being conducted by the US Department of Justice. On 28 April 2005 Sasol Wax Americas Inc. received a subpoena for information from the United States District Court regarding its wax sales activities. The investigations in the US and the European Union arise from alleged anticompetitive behavior among industry members in the paraffin wax industry. Sasol Wax is co-operating with the competition authorities in the US and in the European Union in order to clarify this issue. At this point of the investigation it is not possible to assess the financial implications or inherent risk. A reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the antitrust authorities.

Profert Profert filed a complaint against Sasol in August 2004 alleging that Sasol Nitro refused to supply Profert, that discriminatory pricing towards Profert in sales of LAN was committed and that Sasol is engaged in exclusionary conduct to exclude Profert from the fertilizer market. In May 2006, the South African Competition Commission referred the complaint to the South African Competition Tribunal alleging that Sasol, AECI and Kynoch have entered into agreements dividing the LAN market in order to make Sasol the exclusive supplier, that Sasol is engaged in conduct that favors Kynoch in supply arrangements to the exclusion of other suppliers, and that Sasol is committing discriminatory pricing against Profert. The Competition Commission requested the Competition Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act. Sasol filed a reply to the referral of the complaint on 4 August 2006. The Competition Commission has not

yet replied to Sasol's submission. Preparations for the hearing are proceeding. On the basis of the pleadings in their current form, we believe the likelihood of the Competition Tribunal imposing a penalty is remote. In the event that the Competition Commission amends its referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

Sale of Phosphoric Acid production assets In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the regulatory authorities, the parties entered into an agreement that Foskor would supply phosphate rock at its cost and Sasol would toll manufacture phosphoric acid for Foskor. The toll manufacturing agreement commenced on 1 September 2005. In October 2005, the South African Competition Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the South African Competition Tribunal. The parties abandoned the merger in June 2006 and notified the Competition Commission that they intend to enter into a new toll manufacturing agreement for a period of 4 years. The Competition Commission has not expressed any view on whether the intended transaction would amount to a merger or not. The parties intend to finalize the terms of a new toll manufacturing agreement and to notify the Competition Commission of the provisions of such agreement. Views that may be expressed by the Competition Commission will be taken into consideration prior to implementation of the new agreement.

The Competition Commission is also investigating whether the current toll manufacturing agreement (that commenced in September 2005) amounts to pre-implementation of a merger without the required approval by the Competition Tribunal and/or if there were any other unlawful agreements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets. If the matter is ultimately referred to the Competition Tribunal and the parties are found to have implemented a merger without the necessary Tribunal approval, the parties could be faced with penalties of up to 10% of the turnover of their relevant businesses. We believe the likelihood of the finding of unlawful conduct to be remote. In the event that the Competition Commission refers the matter to the Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.

Other From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

Litigation in respect of discontinued operations

The EDC pipeline litigation Sasol North America (Sasol NA) has numerous separate pending cases which originated as a result of a 1994 rupture of the ConocoPhillips ethylene dichloride (EDC) pipeline connecting Conoco's dock to Sasol NA's vinyl chloride monomer plant in the United States. Plaintiffs are seeking compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2006 there is a class action and 13 lawsuits pending, brought by approximately 500 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensatory and punitive damages. Sasol NA has successfully obtained substantial insurance cover for costs to be incurred in connection with this litigation. Previous settlements for approximately US$10 million of which Sasol NA's share was US$3 million were made in 2003. While the cases are being vigorously defended the likelihood of financial loss in the future is probable. The loss is unlikely to exceed the amount of US$3 million for previously settled cases.

Under the Asset and Share Purchase agreement with RWE-DEA AG for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA AG less insurance and tax benefits.

Sulfur dioxide litigation During January 2003 Sasol NA and ConocoPhillips refinery released a quantity of sulfur dioxide into the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2006 more than 600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA jointly defended the lawsuits and Sasol NA's liability for defense and settlement costs has been limited by agreement. Sasol NA has paid the "cap" as per the agreement and therefore we believe the prospect of future loss in this matter is remote, with no future loss expected.

Yellow Rock litigation In July 2005 Sasol NA received notice of a suit filed by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. While these results were conveyed to Yellow Rock and were approved by the Louisiana Department of Natural Resources, it did not deter the filing of suit. We believe the prospects of future events confirming a loss are therefore remote.

US hearing loss cases There are presently approximately 160 hearing loss cases pending in the Sasol NA business. These claims for occupational hearing loss in Louisiana are not covered by workers compensation. The likelihood of loss is considered reasonably possible as these claims will be settled. The range of expected future loss through settlement is estimated to be between US$ 800,000 and US$ 1,150,000.

Environmental Orders

The group is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require the group to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

The group's environmental obligation for continuing operations accrued at 30 June 2006 was R2,268 million compared to R2,161 million in 2005 (R238 million and R158 million was accrued for 2006 and 2005 respectively for our discontinued operations). Included in this balance is an amount accrued of approximately R395 million (R134 million for our discontinued operations) in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA AG for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

Although the group has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognized. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.

September 2004 Accident Trust

On 1 September 2004 the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facility.

Since January 2006, the Company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were physically injured in the 1 September 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

The Company will fund the September 2004 Accident Trust to pay the ex gratia grants. Whilst accepting social responsibility, the Company has not acknowledged legal liability in creating the trust. As at 30 June 2006 it is believed that a loss contingency exists and that it is probable that the future claims will be received from the dependents of the deceased or from those physically injured and to whom ex gratia grants will be made. No accrual has been made as at 30 June 2006 as the amount of the loss cannot be reliably estimated. The future payments are dependent on the number of applications submitted to the Trust, the independent findings of each application and the calculation of the grants based on the applicable South African legal principles. It is believed that the possible loss is unlikely to exceed R20 million.

Regulation

The majority of our operations are based in South Africa, but we also operate in numerous other countries throughout the world. In South Africa, we operate coal mines and a number of plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

Empowerment of historically disadvantaged South Africans

The Liquid Fuels Charter

In November 2000, following a process of consultation, the Minister of Minerals and Energy and representatives of the companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter setting out the principles for the empowerment of historically disadvantaged South Africans in the South African petroleum and liquid fuels industry.

The Liquid Fuels Charter requires liquid fuels companies, including Sasol Oil, to ensure that historically disadvantaged South Africans hold at least 25% equity ownership in the South African company holding their liquid fuels assets by the calendar year 2010. It also envisages methods of measuring progress by requiring participants in the industry to meet targets set in connection with transformation of ownership. In addition, the Liquid Fuels Charter requires that historically disadvantaged persons be given preferred supplier status, where possible, in the procurement of supplies, products, goods and services, as well as access to use and ownership of facilities.

Sasol and Exel's BEE transaction

One of our major BEE transactions was the establishment of Exel in November 1997 as a 22.5% minority shareholder. At the time of the merger with Sasol Oil, Exel was a model empowerment enterprise 77.5% owned and controlled by HDSAs. With the help of Sasol, through the secondment of specialized personnel, the

provision of technical support and training, and other support services, Exel evolved rapidly from a zero base to establishing 195 retail fuel stations by December 2003. By that time, Exel had won 4% and 7% of the competitive South African liquid fuels retail and commercial markets, respectively. Exel recorded an operating profit (before interest and tax) of almost R8 million in 1998. Five years later, the company posted an annual operating profit of more than R100 million. Subsequently Sasol Oil acquired the entire shareholding of Exel with the empowerment partners obtaining a 2% interest directly in Sasol Oil.

Sasol and Tshwarisano BEE transaction

It is our fundamental objective to comply with the terms of the Liquid Fuels Charter. We have therefore facilitated a transaction with our BEE partner in the form of Tshwarisano.

It was initially envisaged and announced that Tshwarisano would have acquired a 12.5% shareholding in the former proposed joint venture if the Competition Tribunal had approved the proposed merger of our liquid fuels business with Petronas' South African liquid fuels business. Pursuant to the Competition Act of 2000, the Competition Tribunal prohibited the merger on 20 February 2006.

By agreement as a result of the proposed merger not occurring, Tshwarisano has acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

BEE policies

As from 1 July 2006, Sasol Oil will meet the 25% BEE ownership target with Tshwarisano holding 25% of the shares in Sasol Oil with BEE policies as follows:

- procuring goods and services, on a preferential basis, from HDSAs;

- progressing employment equity in our businesses, with focus on employment equity, capacity building, training and development;

- facilitating the development of small, micro and medium-sized enterprises and focusing on training, entrepreneurship and broadening the dealer mix; and

- advancing social upliftment objectives and nation-building.

Employees

In keeping with the spirit of the Liquid Fuels Charter, as well as the Employment Equity Act, we have set employment equity targets. This requires that advantageous treatment be given to HDSAs in aspects of employment such as hiring and promotion. Employment Equity targets are set out and reviewed periodically to ensure that they are met. Special training and mentorship programs are in place to create a work environment that is suited to the successful nurturing of HDSA staff.

Procurement

Procurement is a crucial element of BEE as set out in the Liquid Fuels Charter, as well as in other industry charters and government policy. BEE procurement affords smaller industry players the opportunity to participate meaningfully in the sector. As prescribed in the Liquid Fuels Charter, HDSA companies are accorded preferred supplier status as far as possible.

Sasol Oil has established a BEE procurement policy, an enhanced procurement governance model and unique strategies to stimulate growth in its BEE spend.

Corporate social investment

We focus on facilitating the socioeconomic development of the communities in which we operate, through partnerships with key stakeholders in these communities.

Social investments are presently channeled into five main areas:

- education (particularly in math and science);

- job creation and capacity building;

- health and welfare;

- arts, culture and sport development; and

- environment.

The Mining Charter

In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on the Mining Charter, which is designed to facilitate the participation of HDSAs in the country's mining industry. The Mining Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

- expansion of the skills base of such persons;

- promotion of employment and advancement of the social and economic welfare of mining communities; and

- promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard), requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five calendar years and 26% ownership within ten calendar years from the enactment of the new Mineral and Petroleum Resources Development Act (MPRD Act) which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing-seller willing-buyer basis at fair market value

Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the MPRD Act with respect to the South African mining industry. These regulations came into force on 1 May 2004.

The scorecard provides a method of indicating the extent to which applicants for the conversion of their mineral rights under the MPRD Act have complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.

On 16 March 2006 we announced the implementation of the first phase of Sasol Mining's broad-based BEE strategy through the formation of Igoda Coal, an empowerment venture with Eyesizwe Coal, a black-owned mining company. Igoda Coal will be one of South Africa's largest empowered coal export companies. Eyesizwe Coal will own 35% of Igoda Coal, while Sasol Mining holds the remaining 65%. Igoda Coal will become fully operational as a statutory business entity and take transfer of the relevant mining area from Sasol Mining once the transfer of the mining rights have been effected. It is expected that the transaction will become effective in 2007.

As a result of this transaction we will obtain credit towards equity ownership targets. It has been announced that we will further expedite plans to advance the second phase of Sasol Mining's broad-based BEE ownership strategy. This strategy will see Sasol Mining achieve full compliance with the Mining Charter's 2009 and 2014 targets for BEE ownership, respectively, through conversion of its mining rights.

The Restitution of Land Rights Act

Our privately held land and mineral rights could be subject to land restitution claims under the Restitution of Land Rights Act 1994. Under this Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

- restoration of the land claimed with or without compensation to the holder;

- granting of an appropriate right in alternative state-owned land to the claimant; or

- payment of compensation by the state or the holder of the land to the claimant.

If land is restored without fair compensation, it is possible that a constitutional challenge to the restoration could be successful. Once a land claim has been lodged with the Commission on Restitution of Land Rights, the rights of any person in respect of such land are restricted in that he may not perform certain actions relating to the land, including, but not limited to, selling, leasing or developing such land, without the consent of the Commission. The Commission is obligated to notify the land owner of such a claim lodged or any other party which might have an interest in a claim. All claims had to have been lodged with the Commission by 31 December 1998. Although this was the final date for filing claims, many claims lodged before the deadline are still being reviewed and not all parties who are subject to claims have yet been notified. We have not been notified of any land claim that could have a material adverse effect on our rights to any of our significant properties.

The Restitution of Land Rights Amendment Act became law on February 2004. Under the original Act, in the absence of a court order, the power of the Minister for Agriculture and Land Affairs to acquire or expropriate land for restitution purposes is limited to circumstances where an agreement has been reached between the interested parties. The Act would entitle the Minister to expropriate land in the absence of agreement. Such an expropriation could be for restitution or other land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the Constitution which provides, in general, that compensation must be just and equitable.

Broad-based Black Economic Empowerment Act

The South African Department of Trade and Industry introduced the Broad-based Black Economic Empowerment Act (the Act). The Act's stated objectives are to:

- promote economic transformation in order to facilitate meaningful participation of black people in the economy;

- achieve a substantial change in the racial composition of ownership and management structures in new and existing enterprises;

- increase the instance of ownership and management of communities, workers and collective enterprise cooperatives in new and existing enterprises;

- promote investment programs that lead to broad-based and meaningful participation by black people in the economy in order to achieve sustainable development and general prosperity; and

- develop rural communities and empower local communities by enabling access to economic activities, land, infrastructure, ownership and skills.

The Act establishes a Black Economic Empowerment Advisory Council (the Council) to advise the President on BEE. In terms of the Act, the Minister of Trade and Industry may issue codes of practice on BEE, which may include:

- the interpretation and definition of BEE;

- qualification criteria for preferential purposes for procurement and other economic activities;

- indicators and weighting to measure BEE;

- guidelines for stakeholders in the relevant sectors of the economy to draw up transformation charters for their sectors;

- the development of a system of reporting on the implementation of BEE; and

- any other matter necessary to achieve the objectives of the Act.

The Act provides that every organ of the State must take into account any relevant code of practice issued pursuant to the Act in determining qualification criteria for the issuing of licenses and other authorizations pursuant to any law and in developing and implementing a preferential procurement policy.

The Minister of Trade and Industry may propose regulations under this Act.

Codes of good practice for broad-based black economic empowerment (the Codes)

Draft codes of good practice were issued for comment by the Minister of Trade and Industry in December 2004 pursuant to the Act mentioned above. These draft codes are in the process of being amended so as to provide further clarity as to the organization of the Codes.

Progress to date includes the publishing of Phase 1 of the Codes in November 2005, which includes the following:

- Code 000: Framework for the Measurement of Broad-based BEE;

- Code 100: Measurement of the Ownership Element of Broad-based BEE; and

- Code 200: Measurement of the Management and Control Element of Broad-based BEE.

Additional draft codes were also issued for public comment in December 2005 as Phase 2 of the Codes. This phase of the Codes provides further clarity on Codes 000, 100 and 200 referred to above and set out in Codes 300 to 1000 outlining measurement of employment equity, skills development, preferential procurement, enterprise development, the residual element, any sector codes and qualifying small enterprises.

Pursuant to the published codes and draft codes, private sector enterprises are urged to apply the principles contained in the Codes when implementing broad-based BEE initiatives. In interactions with public entities and organs of state, it is considered essential that the private sector applies these principles to ensure full recognition for their efforts. Furthermore, it is considered desirable that the private sector also apply these principles in their interactions with one another.

Stakeholders are encouraged to align any legislation properly enacted prior to the Act, which imposes BEE objectives, with the Act and the Codes. This will apply specifically to the Liquid Fuels Charter as contained in the Petroleum Products Amendment Act and the Mining Charter as contained in the Mineral and Petroleum Resources Development Act which shall remain in force unless amended, substituted or repealed. Alignment of all such legislation, over time, will reduce any residual uncertainty.

Regulation of mining activities in South Africa

The Minerals Act

For the period up to 30 April 2004, all mineral rights, encompassing the right to prospect and mine, were held, either privately or by the government of South Africa. Ownership of private mineral rights was held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining were regulated by the Minerals Act and South African common law. The Minerals Act regulated the prospecting for and the optimal exploitation, processing and utilization of minerals, in addition to imposing reclamation requirements on prospecting and mining operations. The Act required that anyone undertaking prospecting or mining operations had to compile an environmental management program and to provide for the environmental impact of the proposed prospecting or mining activities. This program had to be approved by the

relevant Director of Mineral Development. The Minerals Act has subsequently been repealed by the implementation of the Mineral and Petroleum Resources Development Act (Act 28 of 2002), which came into effect on 1 May 2004.

Under the Minerals Act, we owned all the coal rights for the properties over which we have mining authorizations, except for small tracts of land at Secunda, which were owned by the government of South Africa and for which we have obtained the government's consent to mine in consideration for the payment of a royalty per ton of coal mined from those properties.

The Mineral and Petroleum Resources Development Act (MPRD Act)

The fundamental principle of the MPRD Act is the recognition that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all the people of South Africa. The Act vests the right to prospect and mine, including the right to grant prospecting and mining rights on behalf of the nation, in the state, to be administered by the government of South Africa. Thus, the state is the guardian of all mineral rights and has the right to exercise full and permanent custodianship over mineral resources.

The MPRD Act imposes significantly more stringent environmental obligations on mining activities than the repealed Minerals Act. However, it contains transitional arrangements for existing operations. Under these transitional provisions, the environmental management programs will continue in force, as the Department of Minerals and Energy (DME) introduces the more stringent requirements of the MPRD Act.

The MPRD Act adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act. The MPRD Act addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs. It maintains the requirement for an environmental management program for all mining operations, but with more detailed specifications than under the Minerals Act, and prohibits the carrying out of mining activities before the approval of the program. When rehabilitation is required, it is not limited to the land surface. We were in material compliance with the repealed Minerals Act, and we expect to continue to be in compliance with the new legislation.

Mining rights

Transitional provisions are included in the MPRD Act, which phases out privately held mineral rights held under the repealed legislation. The transitional provisions contemplate three types of rights:

(a) mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place;

(b) mineral rights in respect of which prospecting permits have been issued and prospecting is taking place; and

(c) mineral rights in respect of which mining authorizations have been issued and mining is taking place.

The rights described in these three categories are defined as Old Order rights. Under category (a), the holders of privately-held mineral rights had to apply for a prospecting or mining right in their own names to replace their existing mineral rights by 30 April 2005. Under categories (b) and (c), any prospecting permit or mining authorization granted under the previous legislation would continue to be valid for a maximum period of two and five calendar years from enactment, respectively. After the lapse of the one-year period referred to in category (a) and the respective periods in categories (b) and (c), the mineral rights will cease to exist. Within these periods, the holders of mineral rights and prospecting permits or mining authorizations, in order to continue with their mining or prospecting operations, must apply for a new prospecting right or mining right in respect of category (a) and for conversion to new prospecting or mining rights in respect of categories (b) and (c).

Under the Act, prospecting rights will be granted for an initial maximum period of five calendar years, and could be renewed once, upon application, for a period not exceeding three calendar years. Mining rights will be valid for a maximum period of thirty calendar years, and could be renewed, upon application, for further periods, each not exceeding thirty calendar years. Provision is made for the grant of retention permits, which would have a maximum term of three calendar years and could be renewed once, upon application for a further two calendar years.

A wide range of factors and principles will be taken into account by the Minister of Minerals and Energy when considering these applications. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operation, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions of the Mining Charter for the empowerment of HDSAs in the mining industry.

Part II of the Regulations promulgated under the MPRD Act relate to the social and labor plan that must accompany any application for a mining right. The Mining Titles Registration Amendment Act (Act 24 of 2003) and regulations have been implemented simultaneously with the implementation of the MPRD Act. It provides the mechanism to give effect to the provisions of the MPRD Act, in particular with regard to the registration of rights under that Act. Draft regulations under this Bill have also been published for comment.

Sasol Mining held various prospecting permits or mining authorizations with respect to our existing mining operations, which are now being classified as old order rights. We have commenced with the process to apply for conversion of our existing mining and prospecting rights into new order rights and for any new licenses Sasol Mining may require under the MPRD Act. It is the declared intent of the South African government not to disrupt operations as a result of the introduction of the new legislation. When considering applications for the conversion of existing mineral rights under the MPRD Act, the Minister of Minerals and Energy must take into account, among other factors, the applicant company's compliance with the Mining Charter. We intend to undertake any appropriate action required to ensure conversion of our existing mineral, prospecting and mining rights under the MPRD Act.

The act provides that a mining right granted under the Act may be cancelled if the mineral to which such a mining right relates is not mined at an optimal rate.

Furthermore, royalties from mining activities will become payable to the state under provisions contained in the Mineral and Petroleum Resources Royalty Bill. This Bill was first published in March 2003 and has since been revised, with the final Bill being published on 11 October 2006. The Bill provides for a royalty rate of 1% on coal with an ash content of higher than 15% for South African energy consumption and 3% on coal with an ash content lower than 15%. The royalty is revenue based, payable bi-annually in arrears to the state, and will take effect on 1 May 2009. The royalty will be deductible for normal income tax purposes.

Regulation of pipeline gas activities in South Africa

The Gas Act

The Gas Act came into effect on 1 November 2005 as proclaimed by the President. The Gas Act regulates matters relating to gas transmission, storage, distribution, liquefaction and re-gasification activities. Among its stated objectives are:

- promoting the efficient development and operation of the respective facilities and the provision of respective services in a safe, efficient, economically and environmentally responsible way;
- promoting companies in the gas industry that are owned or controlled by HDSAs;
- promoting competition and investment in the gas markets; and
- securing affordable and safe access to gas services.

The Gas Act provides for the powers of the National Energy Regulator of South Africa (NERSA) regarding pipeline gas, whose powers include the issuance of licenses for a range of activities including:

- the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-gasification facilities; and

- trading in gas.

NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. NERSA may impose fines not exceeding R2 million a day, if a licensee fails to comply with its license conditions or with any provisions of the Gas Act.

The National Energy Regulator Act

The National Energy Regulator Act came into operation on 15 September 2005 as proclaimed by the President. The National Energy Regulator Act provides for the establishment of a single regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator.

On 1 November 2005 NERSA, pursuant to the National Energy Regulator Act, came into existence by the appointment of the four full-time regulators, of which one is the designated chief executive officer of NERSA. The Regulator consists of nine members, including four full-time members and five part-time members. Although the full-time members of NERSA are appointed for specific portfolios (gas, electricity and petroleum pipelines), NERSA will operate as a collective and decisions will be made on a collective basis.

According to Section 35 of the Gas Act license applications for existing business activities had to be submitted to NERSA within six months from the effective date of the Gas Act (2 May 2006) by any person owning or operating gas facilities or trading in gas. Accordingly, ROMPCO submitted an application for the operation of a gas transmission facility whilst Sasol Gas submitted license applications for the operation of distribution facilities as well as for trading in gas.

All the license applications have been compiled in accordance with the Gas Act and the rules published by NERSA. In accordance with the rules, the applications were advertised, inviting objections within a 30-day period. Thereafter NERSA has 60 days to consider the objections and responses thereon in order to decide on the granting of the licenses. As the regulations under the Gas Act have not been promulgated yet, Sasol Gas envisages that the decision on granting of the licenses should be concluded during the first quarter of the 2007 calendar year.

The Mozambique Gas Pipeline Agreement (Regulatory Agreement)

This agreement entered into between the Minister of Minerals and Energy of South Africa, the Minister of Trade and Industry and our company in connection with the introduction of natural gas by pipeline from Mozambique into South Africa is incorporated into the Gas Act through the reference thereto in Section 36 of the Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licenses to be issued to Sasol Gas and ROMPCO under the Gas Act:

- our rights and periods granted in respect of transmission and distribution of gas;

- third party access to the transmission pipeline from Mozambique and to certain of our pipelines;

- tariffs we charge for gas;

- our obligation to supply customers, distributors and reticulators with gas; and

- the administration of the agreement.

As part of the Gas Act, the Mozambique Gas Pipeline Agreement forms part of the legislation and as such it may be susceptible to the same legislative processes generally applicable to changes in legislation.

The Gas Regulator Levies Act was signed into law on 15 January 2003 and came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. In terms of the Act, NERSA has submitted a budget to the Minister of Minerals and Energy, which after approval by the Minister in conjunction with the Minister of Finance, will be relayed into a levy charged as a per gigajoule levy on the volumes of gas transported. The regulations published under the Gas Act for comment specifically precludes the recovery by licensees of such levies from their customers.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act

This Amendment Act, which became effective on 17 March 2006, amends the existing Petroleum Products Act by enacting provisions regulating a range of matters including the licensing of persons involved in the manufacturing, wholesale, holding or development of sites, and retail sale of petroleum products. The Amendment Act prohibits licensed wholesalers from holding retail licenses, except for training purposes. As the Amendment Act and regulations to be promulgated thereunder regulate business activities conducted by Sasol Oil, Natref and Sasol Synfuels, they are currently in the process of applying for manufacturing licenses in respect of our plants, wholesale licenses in respect of our wholesale activities and site licenses for our retail sites. We cannot assure you that these licenses will be granted. It should be noted that, as a person conducting the aforesaid activities at the commencement of the Amendment Act, Sasol Oil and Sasol Synfuels are entitled to the issue of such licenses if they are found to be in compliance with all legal requirements in force for the operation of their respective activities. However, new site developments could be delayed given the requirements under the new regulations.

The Petroleum Pipelines Act

This Act, which was signed by the President of South Africa on 31 May 2004 and became effective on 1 November 2005, among other things, establishes a petroleum pipelines authority as custodian and enforcer of the regulatory framework applicable to petroleum pipelines.

Among the stated objectives of the Petroleum Pipelines Act are:

- promoting competition and limiting anticompetitive practices within the scope of the regulated activities;
- promoting the efficient, sustainable and orderly development, operation and use of pipelines, marine offloading facilities and storage facilities from a national and industry-specific perspective;
- ensuring the safe, efficient, economic and environmentally responsible transport and storage of crude oil and petroleum products;
- promoting fair and equitable access to pipelines, offloading and storage facilities and related commercial services; and
- promoting companies in the petroleum pipeline industry that are owned or controlled by HDSAs.

The Act provides that no person may construct, or operate, a petroleum pipeline, loading facility or storage facility without a license issued by the authority. It enables the authority to impose conditions to such licenses relating, *inter alia*, to:

- pipelines being licensed for crude oil or petroleum products, or both;
- interested parties being allowed to negotiate changes with licensees in the proposed routing, size and capacity of proposed pipelines;

- shippers to be provided access to pipelines and capacity to be shared among users in proportion to their needs and within commercially reasonable and operational constraints; and

- tariffs to be set by the authority for pipelines, and approved by the authority for loading and storage facilities.

The Act enables the authority to expropriate land in accordance with section 25 of the Constitution if a licensee is unable to acquire such land by agreement with the owner and the land is reasonably required for facilities which will enhance South Africa's petroleum pipelines infrastructure. The Act authorizes the South African Minister of Minerals and Energy to promulgate regulations and we cannot assure you that the application of the provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

We have submitted applications for the issue of licenses for our depots and related infrastructure and currently await their issue.

The Petroleum Pipelines Levies Act

The Petroleum Pipelines Levies Act, No. 28 of 2004, empowers the National Energy Regulator to impose levies on petroleum transported by petroleum pipelines. The proposed levy will be based on the amount of petroleum, measured in liters, delivered by importers, refiners and producers to inlet flanges of petroleum pipelines and must be paid by the person holding the title to the petroleum immediately after it has entered the inlet flange.

The levy is intended for the purpose of meeting the general administrative and other cost of the Authority and the functions performed by the National Energy Regulator.

Any levies intended to be imposed by the Authority must be published for representation by stakeholders and must be approved by the Minister of Minerals and Energy, with the concurrence of the Minister of Finance. Levies lapse five years after their imposition and the Minister must approve a re-imposition of levies.

To date no levies have been imposed, although their imposition is imminent.

Safety, health and environment

We are committed to zero harm to people, facilities and the environment. Our safety, health and environment (SH&E) performance is driven by the quest for continuous improvement that will help us achieve our vision of being a world class company.

Our combined mining, fuels and chemical operations are subject to numerous local, national and regional safety, health and environmental laws and regulations in Southern Africa, Europe, the United States, the Asia-Pacific region, the Middle East and the Indian subcontinent. Our global operations, including marketing and logistics, are also affected by international environmental conventions.

We focus on our safety, health and environmental responsibilities through our SH&E policy, strategy and minimum requirements and are committed to ensure that we operate under safe working practices, safeguard against accidents and avoid harm to people and the environment in all our businesses.

Safety, health and environmental laws and regulations affect a wide spectrum of our group activities. These statutory requirements often require permits or licenses to be obtained for the use of natural resources such as water, and for the operation of our facilities and the disposal of our waste products. They also prescribe minimum standards for the safety and health of our employees. They impose restrictions on the types and quantities of emissions that can be released into the environment, and also regulate issues of product safety, waste generation, management and ultimate disposal. It is our expectation that these laws and regulations will become more stringent in the future.

Safety, health and environment policy and management systems

We have developed a systems-oriented approach towards the management of these issues. We have moved from a division-based safety, health and environment management policy to a structure directed on a group basis. We are committed to sustainable development and legal compliance being the minimum requirement for all our operations. Matters of safety, health and environment are treated as critical business issues. Planning of safety, health and environmental issues includes the setting of targets, performance measurement, reporting and review.

In order to ensure that our safety, health and environmental performance is aligned with our group targets and objectives, corporate governance and other audits are carried out regularly. All of our businesses are required to track their performance and furnish quarterly reports to their respective operating boards to the Group Executive Safety, Health and Environment Committee and to the group Risk and Safety, Health and Environment Committee. At the highest level, the Risk and Safety, Health and Environment Committee of the Sasol Limited Board considers the major risks and liabilities, progress on our internal indicators of performance and any major incidents and events of non-compliance. For information regarding our Group Executive Safety, Health and Environment Committee and the Risk and Safety, Health and Environment Committee of the Sasol Limited Board, see also "Item 6.C—Board practices". Similar reports are also required to address significant division-specific issues. We use the findings emanating from corporate governance and other audits to implement improvement measures.

Our businesses are required to manage their safety, health and environmental risks in line with internationally accredited management systems. On environmental management systems, we are well on the way towards our group target of achieving ISO (International Standards Organization) 14001 certification for all our businesses. The ISO 14001 standard is an internationally accepted standard for the development and implementation of environmental management systems. Certification to the standard entails regular audits by an independent, accredited third party auditor. We have also set OSHAS 18001 and Process Safety Management (based on the US Occupational Safety and Health Administration and other Sasol requirements) as additional minimum corporate requirements, including a behavioral safety program for all Sasol businesses. These systems and programs are being implemented and good progress has been made.

Health and safety

Safety. In the 2006 year we regrettably lost 4 workers, including contractors. Sasol Mining experienced three fatalities – two underground and one on surface which resulted in the unfortunate deaths of two contractors and one employee. In the other unfortunate incident a contractor fell from scaffolding during construction at Secunda and died as a result of his injuries.

Sasol appointed DuPont Safety Resources (DuPont), an internationally reputable safety consultancy, in November 2004 to undertake a comparative safety review of its selected South African operations against international best practices in the areas of leadership, organization, and operational and process safety. The results from this intense focus of safety resulted in an overall improved safety performance with Sasol achieving an all time low recordable case rate of 0.7. DuPont performed a second review during March 2006 to determine progress with the implementation of actions as a result of the first review recommendations. The review report highlighted the fact that while there are still many improvement opportunities, Sasol has made good progress. The results, if measured by injury statistics, are clearly visible. Details of the second DuPont Safety Review are available on our website (www.sasol.com).

The performance of our United States and European operations have been excellent. All facilities are in the best quartile of performance in the chemical industry.

Emissions. Because of the nature of some of our processes, including coal gasification for the production of petrochemical products, our operations generate relatively high carbon dioxide emissions. Our coal gasification operations are situated in South Africa, which is classified as a developing country in terms of the Kyoto Protocol and though we are largely exempt from the emissions reduction targets required under the Protocol we

have implemented a successful project to replace coal as a feedstock with natural gas at our Sasolburg chemical operations. Sasol is also committed to reducing greenhouse gas emissions. We support the voluntary Energy Efficiency Accord championed by the South African Department of Minerals and Energy.

We monitor and measure ambient air quality around our SA plants. In Lake Charles in the United States, we also are part of an authority-led initiative to monitor ambient air concentrations, in order to identify and address proactively major risks for community health in a timely manner. In addition, our operations in the United States have reduced reported emissions under the Toxic Release Inventory by over 80% since reporting began in 1987.

As expected, our hydrogen sulfide odors from coal gasification, which were within statutory limits, were eliminated when natural gas replaced coal as a feedstock at our Sasolburg operations. Significant efforts are also being made to reduce hydrogen sulfide emissions emanating from the Secunda operation. The sulfur recovery plants are being upgraded to reduce levels of hydrogen sulfide emissions and improved monitoring and control equipment will also be addressed as part of this long-term project. Sasol also conducted an international audit focusing on air pollution management at our South African operations. Findings and recommendations made during the audit are being incorporated into current improvement and business plans.

Water. Water use is increasingly becoming a source of concern, not only in mining, but in all our operations, in particular in South Africa, Qatar and other arid countries. A series of water treatment and saving programs and projects were introduced or are currently under way to address relevant challenges in all of our operations. We have progressed significantly in the research and development of managing the water-related impacts of our mining activities.

Our project team of internal and external experts in mining, geohydrology, geochemistry, water and waste treatment is currently committed to researching innovative and cost-effective solutions to further reduce our impact on the environment.

The long-term supply of water to the Secunda complex (up to 2030) has been assured by the Vaal River Eastern Sub-System Augmentation Project (VRESAP). The Trans-Caledon Tunnel Authority was mandated by the Minister of Water Affairs and Forestry of South Africa to fund and implement the VRESAP project to meet the growing demands of Eskom and Sasol in the Mpumalanga region. Construction of the VRESAP pipeline is currently in progress and completion is expected in the last quarter of 2007 calendar year.

Fires, explosions and releases. The manufacture of petrochemicals involves using high volumes of flammable substances, often under high pressure and at high temperatures. Hence, managing the risk of fires, explosions and releases of hazardous substances is essential for us. In the course of our operations, we experienced a number of fires, explosions and releases of hazardous chemical substances, the most significant being an explosion that occurred at Sasol Polymers on 1 September 2004. We have taken steps to reduce the frequency and severity of these events, and do not expect any other past fires, explosions or releases to have a material effect on our results or operations.

Our operations in the United States are conducted in accordance with the requirements of the Occupational Safety and Health Administration Process Safety Management and US Environmental Protection Agency (US EPA) Risk Management Program regulations. Through the application of these regulations, we implement a thorough safety management process designed to minimize the risks of accidents and releases of hazardous substances.

In addition, since 11 September 2001, assessing and improving the security of chemical operations in the United States has become an important focus. Our Baltimore and Lake Charles plants have since evaluated plant security programs and made changes in procedures and physical security measures. As a member of the American Chemistry Council, Sasol NA has also adopted a Security Code of Management Practice, which requires that we conduct a security vulnerability analysis to identify areas in which additional security measures are necessary, and have a management system in place for other aspects of plant, distribution and cyber security.

All Sasol sites have identified and quantified their major risks with regards to major fires, explosions or releases. Risk mitigation plans are in place.

We maintain a comprehensive insurance program, to address identified risks.

Land remediation and rehabilitation. Because of our chemicals and fuels processes, we have particular legacy and current risks that we have addressed or are currently addressing. We are consolidating our regional strategies to form a group-wide strategy to address potential liabilities associated with land remediation and rehabilitation.

Our gas pipelines are buried underground in order to reduce long-term impacts. We implemented this approach for the Mozambique natural gas project, for which we used World Bank guidelines for environmental impact assessment studies.

The decommissioned Klipspruit cyanide factory has been satisfactorily rehabilitated and negotiations are underway for the Johannesburg Metro Council to take over the land for future development.

Waste. Potential risks associated with waste are a priority for us. Historical legacies are addressed in accordance with relevant legal requirements, and cleaner production techniques are implemented to address future risks. Where we acquire new plants, the attendant risks are identified and the necessary indemnities sought from the sellers. Where we have not secured such indemnities, we are confident that such risks and attendant liabilities will not have a material adverse effect.

The Natural Gas Conversion Project has had significant impact on the reduction of waste produced, specifically with regards to tar and oil waste, and ash at our operations in Sasolburg. The ash dump presently has a negative growth rate due to ash sales for brick making.

The South African Waste Discharge Charge System for the controlled discharge of effluent to a water body will be implemented by the Department of Water Affairs and Forestry over the next two to three years. The financial impact to Sasol has yet to be quantified, but could be substantial. Waste and waste water effluent minimization projects are receiving specific attention.

Asbestos. We have a strategy for the risk-based phase-out of asbestos, which is being implemented by our operations. We have implemented a policy to ensure that new sources of asbestos are not procured in the construction of new facilities worldwide. Asbestos is removed and disposed of under strict regulatory requirements as plant modifications are made or as necessary for maintenance.

South Africa

Environmental regulation

The Constitution of the Republic of South Africa provides the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right to the protection of the environment. It further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure an ecologically sustainable development. Further constitutional provisions provide relevant rights of enforcement, including class actions. A number of laws and regulations address specific issues relating to the protection of the environment. The following includes an analysis of some of these laws, which may be relevant to our operations.

National Environmental Management Act. The National Environmental Management Act provides for cooperative environmental governance and coordination of the environmental functions of the government. The Act regulates environmental authorization requirements compliance and provides for enforcement measures including provision for fines up to R5 million. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers refusing to undertake environmentally hazardous work

and provides for control over emergency incidents. It promotes access to environmental information, protects whistleblowers and allows for private prosecution and class actions. The Act was recently amended to include provisions and requirements for environmental authorizations and impact assessments. Provisions in this regard under the Environment Conservation Act were repealed. Section 24G was also added to the Act, providing for retrospective applications in respect of activities undertaken in contravention of the law. Consideration of applications is subject to payment of a fine, up to R1 million.

National Environmental Management: Biodiversity Act. This Act, deals with various issues relating to biological diversity including its management and conservation.

National Environmental Management: Protected Areas Act. This Act provides for the declaration of conservation areas. Of particular significance is that it provides for the expropriation of private land, including servitudes, in the interests of conservation. We have not been notified of any action that could have a material adverse effect on our rights to any of our significant properties.

Mineral and Petroleum Resources Development Act. This Act makes provision for the effective management of impacts associated with mining activities. An environmental management program (EMP) must be compiled, approved by the Department of Minerals and Energy, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. The Act further requires the making of financial provision for the rehabilitation or management of negative environmental impacts.

Water protection

The National Water Act provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incidents. The Department of Water Affairs and Forestry is currently implementing a Waste Discharge Charge System, which may have a significant impact on operational costs.

A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. In this regard, the Department of Water Affairs and Forestry is implementing a Pricing Strategy aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Further initiatives in this regard include the National Water Resource Strategy and the National Water Resource Allocation Strategy, aiming to ensure the equitable distribution of water.

Air protection

The National Environmental Management: Air Quality Act has recently been promulgated, enabling the Department of Environmental Affairs and Tourism to set ambient air quality and emission standards, declare Priority Areas for the purposes of implementation of Air Quality Management Plans, and prepare for the review of atmospheric emission licenses. It is expected that this Act will impose stricter standards on air quality management in South Africa, through the adoption of internationally accepted ambient and emission standards and that this will result in significant capital and operational costs. The Department of Environmental Affairs and Tourism recently declared the Vaal Triangle as a Priority Area.

Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the Kyoto Protocol and, accordingly, it is largely exempt from the emissions reductions required. We are taking measures to reduce our emissions, amongst which has been the use of natural gas from Mozambique as of 2004 in lieu of coal, which is reducing sulfur dioxide emissions and hydrogen sulfide odors from gasification operations in the Sasolburg region. We also monitor air emissions at our plants to measure ambient air quality. The Department is also finalizing ambient air quality standards. Compliance with these standards will require significant capital expenditure.

Waste and hazardous substances

Environment Conservation Act. The Environment Conservation Act establishes a licensing framework for the establishment, operation and closure of any waste disposal site. The Department of Environmental Affairs and Tourism is currently finalizing a National Waste Management Implementation Programme, to be supported by the Waste Management Bill, still to be drafted. The Bill is expected to cover solid waste management and incorporate the principles of the Basel Convention on the trans-boundary movement of waste.

Hazardous Substances Act. The Hazardous Substances Act provides for the control and licensing of substances that may cause injury, ill-health or death to human beings by reason of their toxic, corrosive, irritant, strongly sensitizing or flammable nature.

Other environmental legislation

The National Road Traffic Act and its regulations regulate the transportation of dangerous goods and substances. The Act provides specifications for road tankers, labeling, duties of responsible persons, compatibility of multi-loads, driver training and hazardous substance documentation. The National Railway Safety Regulator Act provides for similar regulation in respect of rail transport.

The Explosives Act consolidates the laws relating to the manufacture, storage, sale, transport, importation, exportation and the use of explosives and imposes an authorization requirement for the manufacture and storage, as well as for the import, export and sale of explosives.

The Fertilizers, Farm Feeds, Agricultural Remedies and Stock Remedies Act regulates the registration, importation, sale, acquisition, disposal or use of fertilizers, among other products.

Health and safety regulation

Occupational Health and Safety Act. The Occupational Health and Safety Act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. The Act imposes various obligations on employers and others to maintain a safe workplace and minimize the exposure of employees and the public to workplace hazards and establish penalties and a system of administrative fines for non-compliance.

Mine Health and Safety Act. The principal objective of the Mine Health and Safety Act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines for non-compliance and giving the Minister of Minerals and Energy the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine.

Compensation for Occupational Injuries and Diseases Act. The purpose of this Act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. The Act is administered by the Minister of Labor, through a Director-General who manages a compensation fund to which employers contribute, directly or indirectly. Where indirect contributions are made, these contributions are made to a mutual association, which acts as the insurer in respect of claims against the employers. All employers, with the exception of those in national, provincial and local government, are required either to register under the Act or to be fully insured against related liabilities.

Occupational Diseases in Mines and Works Act. This Act relates to the payment of compensation in respect of certain diseases contracted by persons employed in mines or at locations where activities ancillary to mining are conducted. Any mine (including the Sasol Mining operations) at which risk work takes place is deemed to be a controlled mine in respect of the employees for whom the employer is required to make payments to the fund for occupational diseases, in order to meet relevant claims. Persons who are employed in controlled mines are required to have a certificate of fitness, which must be renewed from time to time.

For further information, see "Item 6.C—Board practices—The risk and safety, health and environment committee".

Germany

In Germany, we operate a number of plants and facilities for the storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

General environmental care

The lack of a general environmental code in Germany means that no guideline legislation is available for general environmental care. In terms of the Act on the Assessment of Environmental Impacts, the environment impact assessment (EIA) is an instrument of preventative environmental care that is legally binding. This has been introduced in existing public procedures for the licensing of, or considerable amendment to, certain projects of relevance to the environment, including chemical facilities. The EIA is based on the cooperation between the environmental authorities and the parties intending to carry out the project.

The Environmental Information Act guarantees everyone's access to official environmental information.

Issues relating to general environmental care are addressed by the environmental provisions of the Regional Planning Act and other specific and planning law designed to ensure environmental soundness, as well as by the Environmental Liability Act, which provides for liability in the case of environmental risks. Where human life or health is disturbed and where emissions have entered the soil, water or the air, the owner of a facility is liable, even if he or she is not at fault and irrespective of whether the damage was caused as a result of a hazardous incident or during normal operations. Damage resulting from force majeure is excluded from liability. The right to the restoration of the previous state also extends to nature and the landscape. Installations that pose a particular risk to the environment must have provisions for sufficient cover, an obligation which may be met by arranging liability insurance.

Criminal law provisions are included in the Act to Combat Environmental Crime, which targets a range of polluting activities, including water, soil and air pollution, environmentally damaging waste disposal and noise. It also addresses licensing of the operation of installations and the handling of hazardous substances and goods and particularly serious environmental offences.

Specific environmental protection legislation

Emission control. The guideline legislation to protect humans and the environment from air pollution and noise pollution is the Federal Emission Control Act. This Act and the ordinances promulgated under it provide the framework for environmental protection and the technical safety of installations. It provides for licensing for installations that are particularly susceptible to causing harmful environmental impacts, including chemical facilities or mineral oil refineries.

Regulation of hazardous substances. Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, the related ordinances on the Prohibition of Certain Chemicals and the Hazardous Incidents Ordinance. New substances are subject, as laid down in European law, to a registration and notification obligation before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties, their manufacture, marketing and use may be prohibited or limited.

The Chemicals Act is complemented by the Plant Protection Act of 14 May 1998 and the Fertilizers Act, as well as by legislation on animal feedstuffs and human foodstuffs and by substance-related provisions in other areas of care of the environment. This also includes the provisions concerning the environmental impacts of genetic technology under the Genetic Technology Act.

Avoidance, recovery and disposal of waste. The Closed Substance Cycle and Waste Management Act regulates the avoidance, recovery and disposal of waste. The aim of the Act is to promote an economy based on closed substance cycles, thus conserving resources, and to guarantee the environmentally sound disposal of waste. Wherever waste cannot be avoided, recovered or used to produce energy, it must be removed from the cycle and, as a matter of principle, be disposed of within Germany in a way that is not detrimental to the common good. Under law, waste is defined as a tangible item, which falls under one of the legally determined categories of waste, and which the owner is getting rid of, desires to get rid of or must get rid of.

The Waste Transportation Act regulates the transport of waste into, out of or through the area of application of the Act and creates the basis for the establishment of a solidarity fund to finance the return of waste exported illegally.

Water protection. The guideline legislation in the field of water protection is the Federal Water Act. This requires everyone to exercise adequate care when carrying out measures which may have an impact on a water body so that water pollution or any other negative effect on water is prevented. Surface waters and groundwater are, as public utilities, subject to a public management and utilization code, which leaves the allocation of users' rights at official discretion.

The Waste Water Charges Act complements the Water Management Act and authorizes an annually rising waste water charge linked to the toxicity of the discharged waste water. Water legislation promulgated by the Federal States goes beyond merely the enforcement of the framework of federal law to determine administrative procedures and regulate issues of private water law.

Water protection is also addressed directly or indirectly by substance-related provisions in other laws, including the Chemicals Act, the Fertilizers Act and the Waste Avoidance and Waste Management Act. They also comprise provisions through which water is indirectly protected via the soil and the air.

Soil protection. The protection and care of soil as an environmental medium and part of the ecosystem is promoted by a range of environmental provisions, primarily the Federal Soil Protection Act. Soil protection measures, preventative or remedial, aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage, and at addressing the extensive land consumption caused by soil sealing.

Health and safety

The Health and Safety at Work Act provides for protection of the health and safety of employees. It places the employer under a duty to assess hazards at the workplace, to take appropriate preventive measures, and to instruct employees about measures used. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare. This Act is complemented by the Safety at Work Act, which places employers under a duty to appoint appropriately qualified officers to support them in occupational health and safety matters, including ergonomic workplace design. Also, the Mining Act contains stipulations regarding the health protection of mine workers and is complemented by a special ordinance treating this topic.

Italy

In Italy, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

General environmental care

On 28 April 2006 a new Environmental Decree (Legislative Decree 152/2006) came into force, regulating the most important environmental matters, including authorizations, emissions, water management, wastes and remediation and environmental damages. The effectiveness of the authorization chapter has been postponed to the beginning of the 2007 calendar year, and the environmental damage section will come in force in the 2008 calendar year. Nonetheless, the company is liable for damages caused to the environment under general and special rules.

European Directive 96/61/CE (Integrated Pollution Prevention and Control) provides that companies must obtain an integrated authorization for all environmental impact. This directive has already been implemented in Italy but has not yet taken effect. Sasol Italy is preparing the documentation required to be compliant with the directive.

Specific environmental protection legislation

Emission control. Environmental protection and the technical requirements licensing of all installations from which emissions emanate is now regulated by Legislative Decree 152/06, section 5.

Regulation of hazardous substances. Legislative Decree 52/1997 implemented in Italy the EU Directive relevant to classification, packaging and labeling of dangerous substances. Legislative Decree 65/2003 implemented the EU Directives relevant to classification, packaging and labeling or dangerous preparations. New substances are subject, as laid down in European law, to a registration and notification process before they can be brought onto the market. Old substances that have been on the market since 1981 are assessed on the basis of relevant European regulation. Hazardous substances and preparations must be classified, labeled and packed in line with their hazardous properties; their manufacture, marketing and use may be prohibited or limited.

Avoidance, recovery and disposal of waste. Legislative Decree 152/06, part 4 incorporates the principle of 'polluters pay' and further provides for cradle to the grave liability for wastes.

Water protection. Legislative Decree 152/2006, part 3, defines the authorization procedure and discharge limits, in order to protect surface and underground water. Surface water and groundwater are, as public utilities, subject to a public management and utilization regulation which leaves the allocation of users' rights at official discretion.

Soil protection. The protection and care of soil as an environmental medium and part of the ecosystem is promoted by Legislative Decree 152/06, which essentially follows the Ministerial decree 471/1999 with some simplification as far as documentation is concerned. Soil protection measures, preventative or remedial, aim at avoiding or reducing substance inputs into the soil, or removing already existing soil damage. The Legislative decree sets forth both the acceptable limits and the rules for monitoring communication and reclamation.

Health and safety

The Health and Safety at Work Legislative decree 626/1994 provides for protection of the health and safety of employees. It places the employer under a duty to assess hazards at the workplace, to take appropriate preventive and protective measures, and to instruct employees about risks and relevant measures. The employer must take precautions for especially hazardous areas and situations and provide preventive occupational healthcare.

United States

Environmental compliance

Sasol NA and Merisol are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, Sasol NA and Merisol to make significant expenditures of both a capital and expense nature. Environmental compliance expenditures for our interest in Merisol and Sasol NA's manufacturing sites for the next 5 years are estimated to range from US$9 million to US$13 million per year.

Under the agreement for the acquisition of Condea, the whole of RWE-DEA AG's chemical business which we renamed Sasol Chemie, we received indemnities from the seller, RWE-DEA AG, for most of the costs of operational compliance with respect to conditions existing on or before 1 March 2001. These indemnities expired on 1 March 2006.

The Louisiana Department of Environmental Quality (LDEQ) in 2000 issued to Sasol NA four violations of state and federal air emission laws and regulations. These allegations assert violations of air-based reporting and record-keeping requirements, as well as minor exceedance of permitted air emissions. Sasol NA settled the LDEQ air enforcement action in 2006 for a penalty of US$ 50,000 and performance of a Beneficial Environmental Project valued in the settlement at US$ 165,000.

The Baltimore Plant received Clean Air Act Section 114 and RCRA Section 3007 information requests from the US EPA in 2006. The Baltimore Plant also received notices of violations in 2006 from US EPA with respect to compliance with spill control and countermeasures and hazardous waste regulations, but no penalties were assessed.

Remedial action

Active and former manufacturing sites. Sasol NA has been investigating and the remediation soil and groundwater contamination at the Lake Charles chemical complex (LCCC) and Baltimore plant sites resulting from historical operations under orders issued by LDEQ and the Maryland Department of the Environment (MDE). The Vinyl Chloride Monomer (VCM) Plant which was sold to Georgia Gulf in 1999 is also subject to US Resource Conservation and Recovery Act (RCRA) corrective action requirements. The Baltimore Plant is monitoring the natural attenuation of hydrocarbon contaminants in the groundwater and regularly reporting to MDE and is not being actively remediated. The current costs of monitoring the Baltimore Plant site and the VCM Plant site and any foreseeable remediation costs are not expected to be material.

In addition to Sasol NA's operating sites, Sasol NA also has retained liability to Georgia Gulf Corporation for the remediation of four manufacturing operations sold in November 1999 and located in Mansfield, Massachusetts, Aberdeen, Mississippi, Jeffersontown, Kentucky, and Oklahoma City, Oklahoma. The Mansfield site, which is still owned by Sasol NA, has been extensively investigated and remediated since 1991, and the remediation of groundwater and an area of soil contamination is ongoing. The Aberdeen plant site has also been investigated under several orders issued by state authorities, and several areas of contamination have been remediated. Property to the west of the Aberdeen plant was purchased in 2002 and part of the plume migrating off-site was delineated and contained on-site during 2003. Further investigations of part of the Aberdeen site are still being performed and the need for further remediation is currently being investigated.

Under the agreement for the acquisition of Sasol Chemie, most of Sasol NA's costs of the remediation contamination from historical operations at its active and sold sites are being indemnified by RWE-DEA AG, and will continue to be indemnified until at least 1 March 2023 in respect of Lake Charles and Baltimore, and in perpetuity in respect of the Mansfield, Aberdeen, Jeffersontown, and Oklahoma City sites. In addition to indemnities from RWE-DEA AG, Sasol NA also has indemnities from some of its predecessors— British Petroleum for Mansfield and Reichhold Chemical for Jeffersontown—for contamination resulting from those companies' operations at the sites. Sasol NA does not expect costs to address contamination at these sites to have a material effect on operations or results.

Calcasieu Estuary CERCLA Site. In June 1999, Sasol NA and other Calcasieu Parish industry members received letters from USEPA making demand under Section 107 of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for past costs and future remedial investigation, remediation, and restoration costs associated with the Calcasieu Estuary. The Calcasieu Estuary, which includes the Calcasieu River and several major tributaries in the vicinity of Lake Charles, Louisiana, has received releases and discharges from Parish industry since the 1930s. Bayou Verdine has historically received releases and discharges from the Conoco Lake Charles Refinery beginning in the 1940s and from the LCCC beginning in the 1960s. The "Bayou Verdine Area of Concern" is one of the areas of concern of the Calcasieu Estuary CERCLA Site.

In 1999 and 2000, ConocoPhillips and Sasol NA completed a voluntary joint remedial investigation of Bayou Verdine under the oversight of state and federal authorities. In 2001, ConocoPhillips and Sasol NA completed ecological and human health risk assessments of Bayou Verdine and in 2002 performed an Engineering Evaluation and Cost Analysis (EE/CA) of removal actions for Bayou Verdine under an Administrative Order on Consent (AOC) with USEPA.

Beginning in October 2002, ConocoPhillips and Sasol NA performed a sediment removal action for a relatively small area of elevated EDC concentrations located near the confluence of Sasol NA's West Ditch and Bayou Verdine. The West Ditch Project was completed in July 2003 at a cost to Sasol NA of about US$ 2 million. To date, no third party claims have been filed in connection with the West Ditch Project.

The EE/CA also recommends removal actions for the "Main Channel Area" of Bayou Verdine. ConocoPhillips and Sasol NA intend to perform the Main Channel Removal Action under a Consent Decree which will be negotiated in 2005 and 2006. Under a Consent Decree, ConocoPhillips and Sasol NA hope to resolve all of the government's CERCLA claims against the companies in connection with the Calcasieu Estuary and will receive protection against CERCLA contribution claims by other "Potentially Responsible Parties" against the companies. An agreement in principle has been reached with US EPA and the resource trustees concerning the scope of Main Channel and natural resource restoration projects and the amount of past agency response costs to be reimbursed by Sasol NA and ConocoPhillips. Sasol NA will pay 10% of these costs.

Sasol NA's total estimated liability for its share of Bayou Verdine and the Calcasieu Estuary CERCLA Site is about US$ 1.7 million. Under the agreement for the acquisition of the Condea group (now renamed Sasol Chemie), 80% of Sasol NA's Estuary-related remediation costs are expected to be indemnified by RWE-DEA AG, and will continue to be indemnified until 1 March 2023.

Mozambique

In Mozambique, Sasol operates a processing plant and associated facilities for the extraction, processing and transportation of natural gas. The Central Processing Facility has been in operation since 18 February 2004. These operations are subject to numerous Mozambican laws and regulations as well as World Bank requirements and best practice standards.

Environmental, health and safety regulations. The Ministry for the Coordination of Environmental Affairs (MICOA) was created in 1994 to coordinate environmental affairs in Mozambique. In 1995, the Ministry drew up a National Environmental Management Program, which is a policy document outlining the priorities for environmental management and sustainable development in Mozambique. This program contains a National Environmental Policy, a proposal for Framework Environmental Legislation and Environmental Legislation and an Environmental Strategy.

The Framework Environmental Law was enacted in July 1997. The aims of the Environmental Law are to provide a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Law is applicable to all public or private activities that may directly or indirectly influence the environment. It requires licensing of activities that are liable to cause significant environmental impacts. The granting of an environmental license is subject to the preparation and approval of an appropriate level of environmental impact study and management plan. Over the last year, new environmental legislation has been enacted, namely the Regulation on Environmental Quality and Effluent Emissions Standards (June 2004) and the Regulation on Environmental Impact Assessment Process (December 2004), the latter revoking the 1998 regulation. In terms of environmental protection and safety, the Petroleum Act No. 3/2001 requires that holders of exploration and production rights conduct petroleum operations in compliance with environmental and other applicable legislation.

In 2004 the Mozambican operations were certified in terms of ISO 14001 and ISO 9001. Sasol Petroleum Temane Limitada, our Mozambican subsidiary, received OHSAS 18001 certification during January 2006.

We are currently involved in de-mining and seismic activities inside the exploration area. These activities are governed by best practice environmental management approaches and periodic reports on environmental performance are submitted to MICOA. The seismic lines are aligned so that they avoid dwellings and no resettlement, temporary or permanent, is foreseen. Compensation due to affected community members as a result of these activities is being undertaken under the Resettlement and Compensation Procedures for the Natural Gas Project, approved by the Mozambican Ministerial Project Liaison Committee in early 2003.

During the year, we signed agreements with the Mozambican government for two off-shore blocks in the Indian Ocean. Seismic activities are due to start on these blocks following a detailed Environmental Impact Assessment (EIA) process. To ensure an open and transparent process, Sasol will promote wide and active public consultation and engagement with all identified stakeholders. This will be governed by the new EIA Regulations, as will the planned expansion aimed at the de-bottle necking of the gas processing and transporting facilities of the Natural Gas Project.

Mineral Rights. Petroleum activities are regulated by the provisions of the Law Regulating Petroleum Activities. The National Directorate of Coal and Hydrocarbons administers and regulates petroleum operations on behalf of the government. The Mozambique government encourages the exploration and development of the country's hydrocarbon potential within a certain defined project framework.

In accordance with the constitution of Mozambique, the land and the natural resources of the soil and the subsoil of the territorial waters and continental shelf are the property of the state, which determines the conditions for their development and use.

The Petroleum Law creates a state enterprise, Empresa Nacional de Hidrocarbonetos de Mozambique, which is appointed as the custodian of rights for the use, benefit, administration and disposal of hydrocarbons and may grant licenses to international investors to conduct exploration and production.

Other countries

In a number of other countries we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and wastes. In Qatar, the United Arab Emirates, Nigeria, Gabon, Equatorial Guinea and other countries, we are involved, or are in the process of being involved, in exploration, extraction, processing/or storage and transportation activities in connection with feedstock, products and waste relating to natural gas, petroleum and chemical substances. Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C Organizational Structure

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Limited, a company incorporated in the Republic of South Africa, holds our interests in companies incorporated outside South Africa. The following table presents each of Sasol's significant subsidiaries (including direct and indirect holdings), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2006.

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol Mining (Pty) Limited	Coal mining activities	100	South Africa
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases and chemical products and refining of tar acids	100	South Africa
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	100	South Africa
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans	100	South Africa
Sasol Investment Company (Pty) Limited	Holding company of the group's foreign investments	100	South Africa
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals and, fertilizers	100	South Africa
Sasol Gas Holdings (Pty) Limited	Holding company for the group's gas interests	100	South Africa
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	100 [1]	South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Limited	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	75 [2]	South Africa
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	100	South Africa
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	100	United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100	Hong Kong
Sasol-Chem Inc.	Marketing and distribution of chemical products	100	United States
Sasol Financing International plc	Management of cash resources, investment and procurement of loans	100	Isle of Man
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100	South Africa
Sasol Oil International Limited	Buying and selling of crude oil	100 [1]	Isle of Man
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gas	100	South Africa

Name	Nature of business	Percentage ownership	Country of incorporation
Sasol Polymers International Investments (Pty) Limited	Holding company for Sasol Polymers' foreign investments	100	South Africa
Sasol Synfuels International (Pty) Limited	Develop and implement international GTL and CTL ventures	100	South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax operations	100	Germany
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	100	Germany
Sasol Wax (SA) (Pty) Limited	Production, marketing and distribution of waxes and wax related products	100	South Africa
Tosas Beherend (Pty) Limited	Investment holding company	100	South Africa
National Petroleum Refiners of South Africa (Pty) Limited	Refining crude oil	64	South Africa
Sasol Chemie GmbH and Co. KG	Investment in Sasol Germany GmbH and Sasol Olefins and Surfactants GmbH	100	Germany
Sasol Germany GmbH	Production, marketing and distribution of olefin and surfactant products	100	Germany
Sasol Italy SpA	Manufacturing, trading and transportation of oil products, petrochemicals and chemical products and derivatives	100 [3]	Italy
Sasol North America Inc.	Manufacturing of commodity and speciality chemicals	100 [3]	United States

1. 25% interest in Sasol Oil (Pty) Limited was sold to Tshwarisano LFB Investment (Pty) Limited effective 1 July 2006.

2. CMG is finalizing its financing arrangements for the exercise of its option to acquire a 25% interest in ROMPCO.

3. Subsidiaries which form part of our discontinued operations.

4.D   Property, plants and equipment

Plants and facilities

We operate coal mines and a number of plants and facilities for the storage, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. For a detailed discussion regarding the use, capacity and products of these facilities provided for each business see "Item 4.B – Business overview".

Coal mining facilities

Our main coal mining facilities are located at the Secunda Mining Complex, consisting of underground mines (Bosjespruit, Brandspruit, Middelbult, Syferfontein and Twistdraai export mine) and the Sigma Mining Complex, consisting of underground mines (Mohlolo and Mooikraal) near Sasolburg.

Pages M–2 to M–4 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

Our Secunda facilities

Our main manufacturing facilities are located at Secunda and they are the base for numerous of our Synfuels operations and a range of our chemical industries operations, including explosives, fertilizers, monomers and polymers, solvents, alpha olefins and tar. The approximate size of this property is 82.5 square kilometers (km^2).

Our Sasolburg facilities

Our facilities at Sasolburg are the base for numerous of our chemical industries operations, including ammonia, explosives, mining chemicals, phenols, solvents, polymers, fertilizers, tars and waxes operations. The approximate total size of these properties is 51.4 km^2.

The size of the Natref refinery, also based in Sasolburg, is approximately 1.1 km^2.

Our Mozambican facilities

Our natural gas processing operations in Mozambique are operated by Sasol Petroleum Temane Limitada (a subsidiary of Sasol Petroleum International). These facilities, located some 700 km north of the Mozambican capital, Maputo, on a site of approximately 400,000 m^2, extract and process gas from the Temane gas field. The processed gas is supplied to the South African gas market, utilizing a newly installed high pressure pipeline, some 865 km in length owned by ROMPCO.

Our facilities in Germany

Various operations of Sasol Solvents are based at a number of locations in Germany, most significant of these facilities are at Marl (site size approximately 160,000 m^2; plant size 75,000 m^2) and Moers site (site size approximately 808,000 m^2; plant size 400,000 m^2). Sasol Wax facilities are based in Hamburg.

Various operations of Sasol Olefins & Surfactants are based at a number of locations in Germany. The most significant of these facilities are at Brunsbüttel (site size approximately 1.5 million m^2; plant size 500,000 m^2).

Our facilities in Italy

Various operations of Sasol Olefins & Surfactants are based at a number of locations in Italy. The primary facilities are at Augusta (site size approximately 1.35 million m^2; plant size 220,000 m^2) and Terranova (site size approximately 185,000 m^2; plant size 75,000 m^2).

Our facilities in the United States

Various operations of Sasol Olefins & Surfactants are based at a number of locations in the United States. The most significant of these facilities are located at Lake Charles, Louisiana (site size approximately 3 million m^2; plant size 540,000 m^2) and in Baltimore, Maryland (site size approximately 293,000 m^2; plant size 255,000 m^2).

Merisol also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

For more information regarding capital expenditure in respect of these properties and the related facilities and operations, see "Item 4.A – History and development of the company – Capital expenditure" for a description of our material plans to construct, expand and enhance our facilities.

Mining properties and operations

Mine systems and their production capacity

Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

Nominated capacity and production

Mine	Nominated capacity per year[1] (Mt)	2006 Actual production (Mt)
Bosjesspruit Mine (Secunda)	8.1	7.8
Brandspruit Mine (Secunda)	8.4	8.2
Middelbult Mine (Secunda)	8.2	9.3
Syferfontein Mine (Secunda)	8.7	8.8
Twistdraai Export Mine (Secunda)	10.6	10.5
Sigma Mine (Mohlolo and Mooikraal) (Sasolburg)	1.7	1.6

1. The 2006 nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

All mines employ the underground room and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was first established in 1950. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. In 1996, the Twistdraai Export Mine was commissioned. The mine boundaries are adjusted into new reserve areas with brownfield extensions, facilitated by satellite shaft systems, based on ongoing studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.

Processing operations

Export business – Secunda operations. The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 32.5 Mt of coal has been exported, beneficiated from 86.1 Mt at the Twistdraai Export Plant from 1996 through 2006. Coal is fed to the beneficiation plant from the existing Twistdraai Export Mine. The beneficiation plant produces primary export product with an ash content of approximately 10.3% as well as a secondary product for the Sasol Synfuels market.

The export beneficiation plant has a design throughput capacity of 10.5 Mt per year. In 2006, 10 Mt was processed. The plant consists of a primary and secondary stage. The primary stage comprises three modules with two feed streams each. The coal is fed at a rate of 550 tons per hour into two 800 millimeter (mm) diameter dense medium cyclones per feed stream. There are a total of 18 cyclones in the primary stage. The secondary stage consists of two modules with two 1,000 mm diameter dense medium cyclones.

The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai export mine. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal in KwaZulu-Natal.

The existing capacity at the Richards Bay Coal Terminal is 72 Mt per year. Sasol Mining has a 5% share in this terminal, which relates to an existing entitlement of 3.6 Mt per year. It is expected that the planned Richards Bay Coal Terminal expansion project will increase the total throughput capacity to 82 Mt.

Sasol Coal Supply – Secunda operations. Sasol Coal Supply operates the coal handling facility between Sasol Mining and Sasol Synfuels by stacking and blending coal on six stockpiles of 110,000 tons each.

The Sasol Coal Supply operation has a stockpile capacity of 660,000 tons, which is turned over approximately 1.5 times per week. In addition, there is a reserve stockpile capacity of more than 2.2 Mt. The objectives of this facility are:

- to homogenize the coal quality supplied to Sasol Synfuels;

- to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements;

- to maintain a buffer stockpile to ensure even supply; and

- to prevent fine coal generation.

The daily coal supply to Sasol Synfuels is approximately 110,000 tons to 118,000 tons.

Coal exploration techniques

Sasol Mining's geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities are taking place. As a result, Sasol Mining bases its geological modeling on sufficient and varied geological information. This approach is utilized in order to achieve a high level of support to the production environment.

Core recovery exploration drilling. This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Usually, the drilling depth ranges from 200m to 250m. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, which vary from 160m to 380m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilization. This information is used to compile geological models and forms the basis of geological interpretation.

Directional drilling (surface to in-seam). Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 2km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and steep dipping dolerite sills, as well as faults with displacements larger than the coal seam thickness.

Horizontal drilling. This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and steep dipping sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined out area. A drilling reach of up to 1km is possible, although the average length is usually 800m.

Aeromagnetic surveys. All exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate dolerite sills and dykes, as well as large-scale fault zones.

Airborne electro-magnetic surveys. Due to the occurrences of non-magnetic dolerite dykes and sills, it has been necessary to survey certain exploration areas electro-magnetically to pinpoint these structures to optimize mine deployment.

Geophysical wireline surveys of directional boreholes. Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This resulted in the availability of detailed information leading to increased confidence of the surface directional drilling results. This technique has also been applied in underground directional drilling with excellent results.

Secunda operations

The coal supplied to Sasol Synfuels is the raw coal mined on the tied mines and the secondary product from the export mine's beneficiation plant.

Extensive geological exploration has been done in the coal resource areas. Annually, additional exploration is undertaken to update and refine the geological models, which allows accurate forecasting of geological conditions and coal qualities, for the effective planning and utilization of the coal reserves.

Computation and storage of geological information

Geological information is stored in a Sequel Server database. Data validation and quality checking through several in-house methods is conducted regularly. Data modeling is conducted by manual interpretation and computer-derived geological models, using the Minex 5 edition of the SURPAC/MINEX software. Reserves and composite qualities are computed using established and recognized geo-statistical techniques.

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90.8% of the total proven and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

Characteristics of the Number 4 Lower Coal Seam. The Number 4 Lower Coal Seam is a bituminous hard coal, characterized by the following borehole statistics:

- The depth to the base of the seam ranges from 40m to 241m with an average depth of 135m below the surface topography. All the current mining done on this seam is underground.

- The floor of the seam dips gently from north to south at approximately 0.5 degrees.

- The thickness of the seam varies in a range up to 10.0m with a weighted average thickness of 3.30m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs.

- The inherent ash content (air dried basis) is an average 24.5%, which is in-line with the coal qualities supplied during the past 29 years to Sasol Synfuels.

- The volatile matter content is tightly clustered around a mean of 22.8% (air dried).

- The total sulfur content (air dried), which primarily consists of mineral sulfur in the form of pyrite and minor amounts of organic sulfur, averages 1.08% of the total mass of the coal.

The other potential coal seam is:

- The Number 2 Coal Seam, which provides an additional tonnage to the reserve in one area and is being evaluated in a number of other areas to provide supplemental reserve tonnage.

Mining parameters and assumptions used during reserve estimation

- **Minimum Mining Height (meters);** the minimum mining height used is 2.2m. The exception is Bosjespruit mine, where the height is 2.0m.

- **Maximum mining height (meters):** the maximum mining height used is 4.8m (Syferfontein).

- **Primary Safety factor.[1]:** the safety factor used in the mine planning, for primary development, in normal ground conditions is 1.8.

- **Secondary Safety factor.[1]:** the safety factor used in the mine planning, for secondary development, in normal ground conditions is 1.6.

- **Minimum dry ash free volatile matter content:** the dry ash free volatile matter content gives an indication of devolatilized coal. During estimations, areas with a dry, ash free volatile matter content of less than 28%, are excluded, and considered to be devolatilized coal areas.

- **Geological loss factor:** the geological loss factors vary in the respective blocks from 5.2% (Brandspruit) to 35% (Block 5 East). The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgment of the competent person involved.

- **Mine layout losses:** the mine layout loss factors, expressed as a percentage of the in situ coal reserves vary between 11% (Rooipoort) and 28% (Block 5 East). The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the minable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

- **Mine method losses:** the mine method loss factor, expressed as a percentage of the minable in situ coal reserves vary between 40.4% (Twistdraai) and 50.6% (Syferfontein). The mine method loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mine method loss factors applied are therefore a function of the mine method used and planned to be used, as well as the actual historical loss factors experienced.

- **Contamination factor:** the contamination factor expressed as a percentage of the extractable coal reserve, vary between 0% (Syferfontein) and 2.7% (Middelbult). The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced.

- **Superficial moisture factor:** the superficial moisture factor, expressed as a percentage of the extractable coal reserve, vary between 4.5% (Middelbult) and 3.1% (Brandspruit). The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

---

1. The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the bord width.

Reserve estimation (remaining reserves at 31 March 2006)

We have approximately 4.0 billion tons (Bt) of gross in situ proven and probable coal reserves in the Secunda Deposit and approximately 1.5 Bt of recoverable reserves. The coal reserve estimations are set out in the table 1 below. The different reserve areas are depicted on a map on page M–4, as well as whether the reserve areas are allocated or not.

Table 1.

Coal reserve estimations[1] in the Secunda area where Sasol Mining has interim statutory rights (old order mining rights), for which applications were submitted to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource[2] (Mt)[5]	Geological discount (Mt)[5]	Mine layout losses (Mt)[5]	Extraction rate (%)	Recoverable reserves[3] (Mt)[5]	Beneficiated yield (%)	Proven/ probable
Middelbult Mine	851	180	168	57	306	100	Proven
Bosjesspruit Mine	502	55	115	54	189	100	Proven
Twistdraai Mine	166	30	24	60	71	P40, S36[4]	Proven
Syferfontein Mine	508	40	56	49	212	100	Proven
Brandspruit Mine	169	9	36	53	69	100	Proven
Rooipoort Area	300	49	28	55	129	100[6]	Probable
Evander Town	30	6	6	58	11	100	Probable
Secunda Town	88	18	18	54	30	100	Probable
Block 2, Number 4 seam .	810	219	148	59	273	100	Probable
Block 2, Number 2 seam .	370	100	68	59	125	100	Probable
Block 5 East	184	64	34	51	47	100	Probable
Total Secunda Area	**3,978**				**1,462**		

---

1. The coal reserve estimations in this table were compiled under supervision of Mr. Phill Grobler Pr. Nat. Sci (Professional Natural Scientist). The "South African Code for Reporting of Minerals Resources and Minerals reserves, (The SAMREC Code)"dealing with competence and responsibility, paragraph 4.1, state: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions. Mr. JD Conradie, on behalf of Gemecs (Pty) Limited reviewed the correctness of the methodology and the assumptions used to obtain coal resource/reserve estimations in tables 1 and 2.

2. The gross in Situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.

3. The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilutants such as moisture and contamination.

4. The P% refers to the yield export product from the recoverable coal reserve and the S% refers to secondary product yield, which will be supplied to the Synfuels factory. The balance of this is discard material.

5. Mt refers to 1 million tons. Reference is made of tons, each of which equals 1,000 Kilograms, approximately 2,205 pounds or 1,102 short tons.

6. The Rooipoort area contains some coal which can be beneficiated for the export market. Investigations to prove the viability of beneficiation are underway.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2006)

In tables 2 and 3, additional information regarding coal qualities is provided.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Sasol Mining has interim statutory rights (old order mining rights), in the Secunda mining complex, for which applications were submitted to convert to mining rights, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Wet/dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (air dry basis) MJ/kg	Sulfur (air dry basis)
Middelbult Mine	Wet	4.3	4.5	Assigned	Steam	20.9	0.8
Bosjesspruit Mine	Wet	3.7	3.6	Assigned	Steam	22.1	1.4
Twistdraai Mine	Wet	3.8	4.1	Assigned	Steam	21.2	1.1
Syferfontein Mine	Wet	6.3	4.3	Assigned	Steam	22.4	0.7
Brandspruit Mine	Wet	4.1	3.5	Assigned	Steam	18.9	1.3
Rooipoort Area	Wet	3.8	3.1	Assigned	Steam	21.2	1.1
Evander Town	Wet	4.3	3.1	Unassigned	Steam	21.1	0.8
Secunda Town	Wet	3.8	3.1	Unassigned	Steam	21.6	1.0
Block 2, number 4 seam . .	Wet	4.3	4.5	Unassigned	Steam	21.5	0.9
Block 2, number 2 seam . .	Wet	3.9	4.5	Unassigned	Steam	19.6	0.7
Block 5 East	Wet	3.7	3.1	Unassigned	Steam	20.8	1.0

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has interim statutory rights (old order mining rights), in the Secunda mining complex, to convert to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Wet/dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulfur (as received basis)
Middelbult Mine	Wet	4.3	4.5	Assigned	Steam	20.3	0.8
Bosjesspruit Mine	Wet	3.7	3.6	Assigned	Steam	21.3	1.4
Twistdraai Mine	Wet	3.8	4.1	Assigned	Steam	20.6	1.1
Syferfontein Mine	Wet	6.3	4.3	Assigned	Steam	21.5	0.7
Brandspruit Mine	Wet	4.1	3.5	Assigned	Steam	18.2	1.3
Rooipoort Area	Wet	3.8	3.1	Assigned	Steam	20.5	1.1
Evander Town	Wet	4.3	3.1	Unassigned	Steam	21.1	0.8
Secunda Town	Wet	3.8	3.1	Unassigned	Steam	20.9	1.0
Block 2, number 4 seam . .	Wet	4.3	4.5	Unassigned	Steam	20.8	0.9
Block 2, number 2 seam . .	Wet	3.9	4.5	Unassigned	Steam	19.0	0.7
Block 5 East	Wet	3.7	3.1	Unassigned	Steam	20.3	1.0

Criteria for proven and probable

Over and above the definitions for coal reserves, probable coal reserves and proven coal reserves, set forth in Industry Guide 7, under the US Securities Act of 1933, as amended, which are included in our glossary, we consider the following criteria to be pertinent to the classification of the reserves.

Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than a proven coal reserve. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 meters, although in some areas it may extend to 880 meters. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

Proven reserves are those reserves for which the drill hole spacing is generally less than 350 meters, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

Mineral rights were substituted with interim statutory rights in accordance with the transitional provisions of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), which came into effect on 1 May 2004. Sasol, therefore, hold these interim statutory rights (old order mining rights), to mine more than 98% of the mineral rights previously owned in the Secunda area. Sasol holds four old order mining rights, (previously Section 9 mining authorizations under the repealed Minerals Act), consisting of 157,000 hectares of coal rights. In terms of the aforementioned transitional provisions, Sasol must convert these interim rights to mining rights by May 2009. Applications for the conversion of the four old order mining rights have been submitted to the Department of Minerals and Energy during April 2006. See also "Item 4.B Business Overview – Regulation of mining activities in South Africa".

Sasolburg operations

Exploration history

The Northern Free State area was first explored in the late 1930s. The exploration was conducted by drilling core recovery boreholes over the current Sasolburg area. Some boreholes were initially drilled by the South African government. The Sigma mine was established in 1950. Subsequent drilling by the General Mining and Finance Corporation in the 1960s identified more coal reserves in the southwest of the existing Sigma Mine as well as extensions to the south and east. Page M–3 includes a map showing the location of our Sasolburg coal operations.

Drilling conducted by Sasol Mining has continued to the present. All analytical work was initially done by the state laboratory, the Fuels Research Institute. More recently, it was conducted by the laboratories of the South African Bureau of Standards in Pretoria (now Coal and Mineral Technology).

Coal seam geology

There are two primary coal seams of importance, the Number 2 Coal Seam and the Number 3 Coal Seam. These coal seams are separated by a carbonaceous mudstone to siltstone parting and consist of a number of coal plies and carbonaceous mudstone interburdens. The individual coal plies are numbered from the base upwards and selected mining horizons are identified on the basis of the coal quality required. The major controlling factor on the coal development is the pre-Karoo basement.

Selective mining within coal seams implies that strict horizon control is exercised to maintain mining on the selected horizon. This has been done very successfully at the old Sigma underground operations and at the Mohlolo underground operation, which was closed during the year. The same principles will be applied at the Mooikraal Mine. In the visible coal seam a well-defined marker within the seam assists in the identification and verification of the pre-determined minable horizon underground, even in areas where the coal seam is displaced by faulting.

In general, the quality of the coal (the ash yield or the fixed carbon content) deteriorates from the base of the coal seam to the top of the coal seam.

In-seam occurrence of inorganic material is rare in the selected minable area and may consist of locally developed carbonaceous mudstone lenses. Inorganic material occurs mainly towards the top of the coal seam, but has been excluded from the selected minable horizon.

Sigma Mine has been active since 1950 and has completed total extraction of room and pillar and longwall mining on both the major coal seams. The operations at the Mohlolo underground mines, developed from the highwalls of the Wonderwater strip mine, was closed during 2006.

The development of the Mooikraal mine is on schedule and production has started from the mine. The current expected production (2007) is 1.6 Mt per year, where the number 3 B seam is mined.

Selected mining horizon

The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

Sasol Mining has 28 Mt proven recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

Coal reserve estimation[1] of proven and probable reserves, in areas where Sasol Mining has interim statutory rights (old order mining rights) in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Coal seam	Gross in situ coal resource[2] (Mt)[5]	Geological discount (Mt)[5]	Mine layout losses (Mt)[5]	Extraction rate (%)	Recoverable coal reserves[3&4] (Mt)[5]	Proven/ probable (%)
Mooikraal	3B	81	12	6	43	28	Proven
Mooikraal (Remainder) . . .	3B	19	3	1	43	7	Probable
Mooikraal South(devol)[6] . .	3B	110	16	8	43	38	Probable
Total Sasolburg area		**210**				**73**	

1. Mr. B Fourie compiled the coal reserve estimations in this table, under the supervision of Mr. Phill Grobler Pr.Nat.Sci., Divisional Manager, Strategic Capacity Management, Sasol Mining. The "South African Code for Reporting of Minerals Resources and Minerals reserves, (The SAMREC Code)"dealing with competence and responsibility, paragraph 4.1 states: Documentation detailing exploration results, mineral resources and mineral reserves estimates from which a public report on exploration results, mineral resources and mineral reserves is prepared, must be prepared by or under the direction of, and signed by, a competent person. Paragraph 4.3 states: A competent person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP).

2. The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal horizon, selected for mining, above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.

3. Recoverable coal reserve refers to the economically minable coal, inclusive of diluting and contaminating material, and allows for losses that may occur when material is mined.

4. At Sasolburg, no coal beneficiation is conducted with 100% of the recoverable coal supplied to the client.

5. Mt refers to 1 million tons. One tons equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

6. In the southern portion of the Mooikraal reserve area, the coal is overlain by a dolerite sill, which had an effect on the coal seam which is planned to be mined. The reserves in this area is therefore indicated as probable reserves. The reserves' minebility will be proven once mining is attempted in this area.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2006)

In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an Air Dry Basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights), in the Sasolburg mining complex, to be converted to mining rights in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (air dry basis) MJ/kg	Sulfur (air dry basis)
Mooikraal	Wet	4.8	3.2	Assign	Steam	19.5	0.2
Mooikraal (Remainder) . .	Wet	3.7	3.2	Assign	Steam	20.6	0.6
Mooikraal South (devol) . .	Wet	2.9	3.2	Assign	Steam	21.2	0.6

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has interim statutory rights (old order mining rights), in the Sasolburg mining complex, to be converted to mining rights pursuant to the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulfur (as received basis)
Mooikraal	Wet	4.8	3.2	Assigned	Steam	18.9	0.2
Mooikraal (Remainder) . .	Wet	3.7	3.2	Assigned	Steam	19.9	0.6
Mooikraal South (devol) . .	Wet	2.9	3.2	Assigned	Steam	20.5	0.6

Oil and gas production and exploration operations

SPI, our dedicated oil and gas exploration and production company, currently has reserves in two fields:

• In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during April 2006. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

• In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during April 2006. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. Development of the Pande field is planned to begin in 2007.

Reserve and production disclosure

See unaudited supplemental oil and gas information to "Item 18 – Financial statements" for further disclosures of oil and gas operations.

| | Crude Oil and Condensate | | | Natural Gas | |
| | Mozambique | Other areas | Total | Mozambique | Total |
	Millions of barrels			Billions of cubic feet	
Proved developed and undeveloped reserves					
First estimate	–	9.2	9.2	1,445.0	1,445.0
Production	–	(1.5)	(1.5)	(7.0)	(7.0)
Balance at 30 June 2004	–	7.7	7.7	1,438.0	1,438.0
Revisions	7.5	2.7	10.2	(24.9)	(24.9)
Extensions and discoveries	–	1.0	1.0	–	–
Production	(0.2)	(1.6)	(1.8)	(45.2)	(45.2)
Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	1,367.9
Revisions	**0.3**	**0.2**	**0.5**	**(6.7)**	**(6.7)**
Extensions and discoveries	**0.1**	**–**	**0.1**	**–**	**–**
Production	**(0.4)**	**(1.4)**	**(1.8)**	**(55.1)**	**(55.1)**
Balance at 30 June 2006	**7.3**	**8.6**	**15.9**	**1,306.1**	**1,306.1**
Proved developed reserves					
At 30 June 2004	–	4.3	4.3	375.0	375.0
At 30 June 2005	3.1	4.7	7.8	385.7	385.7
At 30 June 2006	**3.1**	**3.0**	**6.1**	**373.5**	**373.5**

The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

The oil and gas reserve estimations in this table were compiled by:

• Mr L Williams, Technical Manager (SPI), Bachelor of Science Petroleum and Natural Gas;

• Mr M Waterhouse, General Manager (SPI), Bachelor of Science Geology.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received more than 180 days before 30 June 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this section along with our consolidated financial statements for the years ended and as at 30 June 2006, 30 June 2005 and 30 June 2004, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been presented and prepared in accordance with US GAAP. The Segment review included below is based on our segment results which have been prepared and presented in accordance with IFRS and reconciled to US GAAP, as IFRS information is utilized by the company's chief operating decision maker in allocating resources and making investment decisions. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Item 3.D – Key information – Risk factors" for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A   Operating results

Company and business overview

Sasol is an integrated oil and gas company with complementary interests in coal, chemicals and the international development of synthetic-fuel ventures based on our proprietary Fischer-Tropsch technology. We mine coal in South Africa and through Sasol Synfuels, we convert this coal, along with Mozambican natural gas, into fuels and chemical feedstock utilizing our Fischer-Tropsch technology.

We have significant chemical manufacturing and marketing operations in South Africa, Europe, the United States and Asia. Our chemical portfolios include monomers, polymers, solvents, comonomers, waxes, phenolics, ammonia, fertilizers and commercial explosives.

In South Africa, we refine imported oil into liquid fuels and retail liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through Sasol convenience centres and Exel service stations. We also wholesale fuels in South Africa and export fuels to sub-Saharan Africa. We produce and sell oil in Gabon.

We produce gas in Mozambique for supply to customers and as feedstock for some of our South African fuel and chemical production. We shall start up our first international GTL plant in Qatar in 2007. A second GTL plant, under construction in Nigeria, is scheduled to be commissioned in 2009. These plants will use the Sasol Slurry Phase Distillate™ process.

Formed in 1950, we commenced Fischer-Tropsch-based production in 1955. We employ more than 31,000 people and remain one of South Africa's largest investors in capital projects and skills training.

In 2003, Sasol determined that it would continue to grow its chemical business conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Sasol Olefins & Surfactants business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits required. On 1 August 2005, Sasol announced that it was considering the divestment of its Sasol Olefins & Surfactants business excluding its activities in South Africa subject to fair value being obtained. At 30 June 2006, the sales process was sufficiently advanced such that management believe that the business will be sold, as a going concern, within the next financial year. With effect from 30 June 2006, the business has been classified as a disposal group held for sale and reported as discontinued operations.

The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and report these results as discontinued operations on a single line item under discontinued operations. The cash flow statement for all periods presented and the 2005 balance sheet include both continuing and discontinued operations. On classification as held for sale, the net assets of the business were written down by R3.1 billion (before tax) to the estimated fair value less costs to sell.

We divide our operations into the following segments:

Continuing operations

- Sasol Mining;

- Sasol Synfuels;

- Sasol Oil (previously Sasol LFB);

- Sasol Gas;

- Sasol Synfuels International;

- Sasol Polymers;

- Sasol Solvents; and

- Other – which consists of Sasol Wax, Sasol Nitro, Sasol Technology, Sasol Petroleum International, Sasol Financing, Sasol Infrachem, Merisol and the group's corporate head office.

Discontinued operations

- Sasol Olefins & Surfactants.

External factors and conditions

Our business, operating results, cash flow and financial condition are subject to the influence of a number of external factors and conditions. These include conditions in the markets in which we sell our products, including the effect of fluctuations in the currency markets, most notably in the exchange rate between the rand and the US dollar, fluctuations in the international price of crude oil, cyclicality in the prices of chemical products, the effect of coal prices on export coal operations and the effects of inflation on our costs. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products. See "Item 3.D – Key information – Risk factors".

Exchange rate fluctuations

The rand is the principal functional currency of our operations. However, a large part of our group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. A significant part of our turnover is also determined by the US dollar (approximately 90%), as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars. A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa.



After the significant weakening of the rand against the US dollar, in 2002 the rand has appreciated against the US dollar since 2003 to 2005. This appreciation had a negative impact on our operating results over this period. During 2006 we saw a marginal weakening of the rand against the US dollar, with the average exchange rate for 2006 of R6.41 per US dollar compared to R6.21 per US dollar in 2005. This weakening in the rand had a positive impact on our operating results in 2006. Similarly, the strengthening of the euro against the US dollar over the last two years has negatively impacted the profitability of our European operations where our costs are euro-based and a significant portion of our turnover is US-dollar based.

Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of the underlying value of the rand, due to the potential effect of, among other factors, exchange controls. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our acquisitions outside South Africa and the geographic distribution of our debt.
See "Item 10 – Additional information".

The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2007, for budgeting and forecasting purposes, we estimate that for every R0.10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R570 million as applicable.

We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Forward exchange contracts which result in exposure of R100 million or more require the pre-approval of our Group Executive Committee. We apply the following principal policies in order to protect ourselves against the effects (on our South African operations) of a volatile rand against other major currencies as well as an anticipated long-term trend of a devaluing rand:

- all major capital expenditure in foreign currency is hedged on commitment of expenditure or on approval of the project (also with South African Reserve Bank approval), by way of forward exchange contracts; and

- all imports in foreign currency in excess of an equivalent of US$50,000 per transaction are hedged on commitment by way of forward exchange contracts.

See "Item 11 – Quantitative and qualitative disclosure about market risk".

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

Through our equity participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synfuels operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP formula. A key factor in the BFP is the Mediterranean and Singapore (gasoline) or the Arab Gulf (diesel) spot price. See "Item 4.B – Business overview – Sasol Synfuels", "Sasol Oil" and "Sasol Petroleum International". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

Market prices for crude oil, natural gas and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by international cartels, which control the production of a significant proportion of the worldwide supply of crude oil, and by political developments, especially in the Middle East.

The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten calendar years and to 26 September in the 2006 calendar year:

| Calendar year | US dollars per barrel (US$/b) | | |
	Average[1]	High	Low
1996	20.64	25.40	16.23
1997	19.11	24.83	15.86
1998	12.76	16.28	9.10
1999	17.90	26.46	9.77
2000	28.66	37.43	21.05
2001	24.46	30.68	16.51
2002	24.99	32.02	18.17
2003	28.85	34.94	23.23
2004	38.26	52.28	29.02
2005	54.57	67.26	40.75
2006 (six months through 30 June)	65.61	74.45	56.78
July 2006	73.67	76.13	71.62
August 2006	73.23	78.26	67.01
September 2006	62.43	70.49	57.89

Source: Energy Information Administration (US Department of Energy)

---

1. The average price was calculated as an arithmetic average of the quoted daily spot price.



On 26 September 2006, the price of European Brent crude oil was US$58.53/b.

Significant changes in the price of crude oil, natural gas and petroleum products over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our turnover. Decreases in the price of crude oil and petroleum products can have a material adverse effect on our business, operating results, cash flows and financial condition.

Other factors which may influence the aggregate demand and hence affect the markets and prices for products we sell may include changes in economic conditions, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors. In recent years, prices for petroleum products have fluctuated widely.

We make use of derivative instruments, including commodity options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. While the use of these derivative instruments provides some protection against short-term volatility in crude oil prices, it does not protect against longer-term trends in crude oil prices.

As a result of the group's substantial capital investment programme and cash flow requirements, it was deemed necessary to protect the group's cash flow from fluctuations in crude oil prices by means of appropriate hedging strategies. For 2005, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45,000 bpd) by entering into a forward sale agreement. This resulted in a charge to the income statement of R1,147 million. After revising our hedging strategy, for 2006, we again hedged the equivalent of approximately 30% of Sasol Synfuels' production by entering into a zero cost collar pursuant to which the group was protected at crude oil prices below US$45.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow should average crude oil prices be above US$82.61/b. The crude oil price traded within the range of this collar throughout the hedging period and therefore the collar had no cash flow effect.

This revised strategy is believed to be more appropriate in the context of high but volatile crude oil prices and, as a result of our continued requirement to fund our extensive capital investment programme, we have again for 2007, hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels' production (45,000 bpd) by means of a zero cost collar. In respect of the hedged portion of production, the group is protected at average monthly crude oil prices below US$63.00/b and will incur a cash outflow should average crude oil prices exceed US$83.60/b during the period of the hedge. As a result of the significant increase in monthly crude oil prices

before 30 June 2006, after entering into the collar for 2007, the market value of the collar resulted in a charge of R93 million at year end. See "Item 11. – Quantitative and qualitative disclosure about market risk".

In 2007, for budgeting and forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately US$45 million (approximately R290 million) (excluding Sasol Olefins & Surfactants). Should the average annual crude oil price move outside the range of our zero cost collar hedging instrument, the effect of the hedge on operating profit will be approximately US$17 million (R110 million) for each US$1/b change in the average crude oil price above or below the range of the collar.

Cyclicality in petrochemical products prices

The demand for our chemical products is cyclical. Typically, higher demand during peaks in industry cycles leads producers to increase production capacity, at which point prices decrease. Most commodity chemical prices tend, over the longer term, to track the crude oil price. However, over the past years, in which significant increases in the crude oil price have been experienced, we have been unable to pass all of these increases in raw materials costs on to our customers. We saw a 3% and 18% increase in the polymer and ammonia product prices in 2006 compared to 2005 respectively and a 7% decrease in solvent product prices during 2006.

Although peaks in these cycles have in the past been characterized by increased market prices and higher operating margins, such peaks have prompted further world wide capital investment which has led to supply exceeding demand and a resultant reduction in selling prices and operating margins.

The group's strategic policy is to invest in downstream chemical activities which are backward integrated into the primary feed streams of those commodities. In times of high crude oil and related product prices (the primary feedstock of most commodity chemicals), the profit margin shifts towards the feedstock producer while in times of high chemical prices and lower feedstock prices, the profit margin shifts towards the downstream activities. Our decision to divest Sasol Olefins & Surfactants, as a result of it not having the required degree of backward integration into its feed streams evidences this strategy.

As a result of this backward integration, the group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.

Divestment of Sasol Olefins & Surfactants business

On 1 August 2005, we announced that we were considering the disposal of our Sasol Olefins & Surfactants business excluding its comonomers activities in South Africa subject to an acceptable price being obtained. Since August 2005 substantial work was undertaken to prepare the business for sale as a going concern including:

- the carve-out of the business from the group to enable it to operate independently;

- finalisation of various agreements for the formation of a stand-alone divestiture group;

- issuance of an Information Memorandum on 22 May 2006 to interested parties inviting them to participate in the auction process to acquire the business;

- completion of vendor due diligence regarding finance and tax, safety, health and environmental, human resources and market/ industry aspects of the business; and

- evaluation of indicative bids received on 16 June 2006 and inviting certain interested parties to participate in the next round of bidding.

At 30 June 2006, the disposal process was sufficiently advanced such that management believe that the business will be sold, as a going concern, within the next financial year. With effect from 30 June 2006, the business has been classified as a disposal group held for sale and reported as discontinued operations.

The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and report these results as a single line item. In the 2006 balance sheet the assets and liabilities of Sasol Olefins & Surfactants have been classified as held for sale. The cash flow statement for all periods and the 2005 and 2004 balance sheet includes both continuing and discontinued operations.

The significant changes in international crude oil prices necessitated a write-down of R3,110 million before tax of the assets of Sasol Olefins & Surfactants.

Since the start of the divestiture process in August 2005, international oil prices have increased significantly, which represent fundamental changes in energy costs and their related impact on oil derived feedstock prices. Irrespective of the negative impact of the increased feedstock costs on the Sasol Olefins & Surfactants business, the strategic rationale for considering the disposal of the business, as expressed in the initial announcement, remains relevant and valid. It is not backward integrated into the primary feed streams to Sasol's required standards and is also not adequately linked to our proprietary Fischer-Tropsch technology.

Our estimate of the fair value of the Sasol Olefins & Surfactants business as at 30 June 2006 is based on various assumptions, in particular long-term international oil prices and expected chemicals product prices. The estimated fair value may be affected by the negotiation process with potential bidders.

Coal prices

Approximately 12% of our coal production is sold to external markets (3.6 Mt sold to the export market, predominantly in Europe and 2.1 Mt sold to the South African market). External sales to these markets represented approximately 28% of the total turnover generated by Sasol Mining during 2006.

Export coal sales prices are compared to the published international coal price indices to track performance. Sasol Mining's policy is to sell partially based on an API index related basis, and partially on fixed prices. Sales at fixed prices are not extended beyond nine months forward. Internal coal sales are made to Sasol Synfuels and Infrachem. Coal sales prices into this market are negotiated on a five year contractual basis and are subject to periodic price adjustments. Transfer price negotiations are at arms length. Sasol Mining entered into a three year contract with Eskom during the 2004 financial year. Eskom uses the coal for the purposes of power generation.

The average free on board Richards Bay price index for the past six financial years:



Inflation

Whilst over recent years, inflation and interest rates have been at relatively low levels, the economy of South Africa, though currently well managed, at various times in the past has had high inflation and interest rates compared to the United States of America and Europe. Should these conditions recur, this would increase our South African-based costs. High interest rates could adversely affect our ability to ensure cost-effective debt financing in South Africa. Sasol expects the impact of changes in the inflation rates on our international operations to be less significant.

The history of the South African producer price index is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and the annual percentage change on a monthly basis in calendar year 2006:

Calendar year	Average
1996	7.0%
1997	7.0%
1998	3.6%
1999	5.8%
2000	9.2%
2001	8.4%
2002	14.2%
2003	1.7%
2004	0.6%
2005	3.1%
January 2006	5.5%
February 2006	5.5%
March 2006	5.4%
April 2006	5.5%
May 2006	5.9%
June 2006	7.5%
July 2006	8.1%
August 2006	9.6%

Source: Statistics South Africa

Our operations are subject to various laws and regulations in the countries in which we operate

The group operates in numerous countries throughout the world and is subject to various laws and regulations which may become more stringent. Our mining, gas and petroleum-related activities in South Africa are subject to, amongst others, the following laws or regulations:

- The Broad-based Black Economic Empowerment Act;

- The Gas Act;

- The Gas Regulator Levies Act;

- The Minerals Act;

- The Mineral and Petroleum Resources Development Act (MPRD Act);

- The Mineral and Petroleum Royalty Bill;

- The National Energy Regulator Act;

- The Petroleum Products Act and the Petroleum Products Amendment Act;

- The Petroleum Pipelines Act;

- The Petroleum Pipelines Levies Act; and

- The Restitution of Land Rights Act.

We are also subject to various local, national and regional safety, health and environmental laws and regulations. Our global operations are also impacted by international environmental conventions. See "Item 4. – Business overview" and "Item 3.D – Key information – Risk factors" for the details of the various laws and regulations which may impact on our operating results, cash flows and financial condition.

In South Africa our operations are required to comply with certain procurement, employment equity, ownership and other regulations which have been designed to address the country's specific transformation issues. These include the Mining Charter, the Liquid Fuels Charter, and the Broad-based Black Economic Empowerment Act along with the various Codes of Good Corporate Practice for broad-based Black Economic Empowerment, the MPRD Act and the Restitution of Land Rights Act. See "Item 4.B – Business overview".

We announced on 16 March 2006 the first phase implementation of Sasol Mining's broad-based empowerment strategy for compliance with the Mining Charter and the MPRD Act through the formation of Igoda Coal, a 65:35 BEE venture with Eyesizwe. Igoda Coal will comprise the full value chain of Sasol Mining's coal export business – the Twistdraai Colliery and beneficiation plant at Secunda in Mpumalanga Province, the marketing and logistics components of its coal export business, as well as Sasol Mining's interest in the Richards Bay Coal Terminal.

In compliance with the Liquid Fuels Charter we facilitated the R1.45 billion transaction with our BEE partner Tshwarisano. Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Limited with effect from 1 July 2006. We are providing considerable facilitation and support for Tshwarisano's financing requirements, of approximately R1.1 billion, which will significantly lower Tshwarisano's cost of borrowing. In addition, we are also establishing and funding trusts within Tshwarisano for the benefit of under-privileged communities.

The implementation of these or any future BEE ventures may require us to provide facilitation and support for the financing requirements of the transactions.

A task team appointed by the South African Minister of Finance during May 2006 investigated possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector, with particular reference to the synthetic fuel industry and a discussion document for public comment was released by the task team. During August 2006, we publicly released a comprehensive written submission in response to the discussion document and also presented our views in an oral presentation to the members of the task team. The task team handed their report containing its recommendation to the Minister of Finance on 22 September 2006. It is expected that an announcement on the decision will be made during 2007 by the Minister of Finance. We cannot predict whether this investigation will lead to amendments to the current fiscal regime.

Competition from products originating from countries with low production costs

Certain of our chemical production facilities (both from continuing and discontinued operations) are located in developed countries, including the United States of America and Europe. Economic and political conditions in these countries result in relatively high labor costs and, in some regions, inflexible labor markets, compared to others. Increasing competition from regions with lower labor costs and feedstock prices, for example the Middle East and China, exercises pressure on the competitiveness of our chemical products and, therefore, on our profit margins and may result in the withdrawal of particular products or closure of facilities.

Engineering contract costs

The increase worldwide in the sanctioning of large engineering contracts has resulted in a shortage of engineering resources and strains in that industry. These have impacted on some of our projects and have affected construction timing schedules and costs. Whilst higher international crude oil prices may boost post-commissioning income streams and compensate for construction delays higher capital costs, these strains in the engineering industry are nevertheless a cause for concern and may impact on our project plans and growth ambitions.

HIV/AIDS in sub-Saharan Africa

HIV/AIDS is a healthcare challenge faced by our South African and other sub-Saharan operations. Based on an actuarial study, which excludes the positive impact of any prevention and management intervention programs, we estimate that, while the percentage of infected employees may not rise significantly in the forthcoming years, there will be a significant increase in the number of AIDS-related fatalities. See "Item 6 – Directors, senior management and employees".

Based on the results of our voluntary counseling and testing program which had an 82% uptake amongst all levels of the organization, we estimate that 7% of our South African workforce may be currently infected, with the highest concentration of infections in our mining operations. This is less than the 10% to 15% initially estimated during 2004.

We incur costs relating to the medical treatment and loss of infected personnel, as well as the related loss of productivity. We also incur costs relating to the recruitment and training of new personnel. We are not in a position to accurately quantify these costs. Based on our actuarial models, we estimate that the impact of HIV/AIDS on our payroll expenses should be less than 1% of our current payroll for our South African employees by the year 2007. This calculation is based on the estimated financial impact on production resulting from the projected prevalence of HIV/AIDS among our workforce, but does not take into account indirect costs of productivity losses. We are investing human and financial resources to establish and maintain programs to address the HIV/AIDS pandemic. In September 2002, we launched SHARP, which is our initiative to respond to the HIV/AIDS pandemic, on which we have spent a total sum of approximately R22 million to June 2006. We are committed to the on-going funding of SHARP.

Significant accounting policies and estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported results of its operations. Some of our accounting policies require the application of significant judgments and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates.

Our significant accounting policies are described in more detail in note 2 to the consolidated financial statements. See "Item 18 – Financial statements". This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

Management believes the following significant accounting policies, among others, affect the more significant judgments and estimates used in the preparation of Sasol's consolidated financial statements and could potentially impact our financial results and future financial performance.

We evaluate our estimates, including those relating to trade receivables, inventories, investments, intangible assets, income taxes, pension and other post-retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgments about carrying values of assets and liabilities that are not readily available from other sources.

Share options and other share-based payments

The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in Sasol Limited over a prescribed period. The objective of the Scheme is the retention and reward of key employees.

Effective 1 July 2005, we adopted, under the modified retrospective basis, the provisions of SFAS 123(R), which establishes accounting for share-based awards exchanged for employee services. Under the provisions of the standard share-based payments expenditure is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. The application of the modified retrospective method provides that the financial results of prior periods are adjusted to reflect the fair value method of expensing share-based payments for all awards which had not vested as at 1 July 2000. The disclosure requirements of SFAS 123 were adopted by the group effective 1 July 2000 the first financial year that the group presented its financial results in terms of US GAAP.

The financial results for the prior periods presented have been restated to reflect the fair value method of expensing share-based payments, which was consistent with the pro-forma disclosures required for those periods by SFAS 123.

We recognized share-based payment expense for the years indicated:

	2006	2005	2004
Share-based payment expense (Rand in millions)	**169**	137	146
Weighted average grant-date fair value (Rand)	**58.74**	33.44	28.40

The total unrecognized share-based payment expenditure related to non-vested share options, expected to be recognized over a weighted average period of 5.6 years, amounted to R361 million at 30 June 2006.

The weighted average assumptions that were used for option grants in the respective periods are as follows:

	2006	2005	2004
Risk free interest rate (%)	**8.00**	9.25	10.75
Expected volatility (%)	**34**	34	37
Expected dividend yield (%)	**4.0**	4.3	4.3
Vesting period (years)	**2, 4 & 6**	2, 4 & 6	2, 4 & 6

The risk free interest rate for periods within the contractual term of the share options is based on South African government bonds in effect at the time of grant and the expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.

Estimation of oil and gas reserves

The estimation of oil and gas reserves under SEC rules requires "geological and engineering data (that) demonstrate with reasonable certainty (reserves) to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made." Refer to Table 4, "Proved reserve quantity information," on page G–4 for the estimates for the year ending 30 June 2006 and to Table 5, "Standardized measure of discounted future net cash flows", on page G–5 for our standardized discounted future net cash flow information in respect of proved reserves for year-end 30 June 2006, which were based on year-end prices at the time.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardized measure of discounted cash flows, depreciation and amortization charges and asset retirement obligations), that are based on proved reserves are also subject to change.

Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, and similar data in respect of other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to markets is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. See "Item 4.D – Information on the company – Property, plants and equipment".

Upward revisions in oil reserve estimates for 2005 were enabled by additional performance history resulting in increased confidence in reserve levels and the effect of higher crude prices in the extension of the production plateau. Additionally condensate volumes which were excluded from estimates prior to 2005 are now included based upon the recognition of a spot market and a history of sales. Revisions to our oil and gas reserves during 2006 and 2005 did not have a material impact on our financial position and results of operations.

Our exploration assets included under property, plant and equipment on the balance sheet largely consist of our 5% interest in the OPL249 license in deepwater Nigeria. The costs include acquisition costs and exploration costs for three wells. Current activities include unitization of one discovery in the license area with a neighboring field due to the field stretching across both license areas. Further exploration wells are planned to be drilled in the license area in the near future. The declaration of proved reserves is pending commencement of front end engineering and design and finalization of the development plan. This is expected to be completed in 2007.

Amortization of coal mining assets

We calculate amortization charges on coal mining assets using the units-of-production method, which is based on our proved and probable reserves. Proved and probable reserves used for the amortization of life-of-mine assets are the total proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilization of those assets. Inaccessible reserves are excluded from the calculation. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head. The lives of the mines are estimated by our geology department using interpretations of mineral reserves, as determined in accordance with Industry Guide 7 under the US Securities Act of 1933, as amended. The estimate of the total reserves of our mines could be materially different from the actual coal mined. The actual usage by the mines may be impacted by changes in the factors used in determining the economic value of our mineral reserves, such as the coal price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the mines would impact the amortization charge recorded in our consolidated financial statements, as well as our estimated asset retirement obligations. See "Item 4.D – Information on the company – Property, plants and equipment".

Fair value and useful life of intangible assets

In assessing the recoverability of goodwill (which requires the assessment of fair value of the reporting unit) and other intangible assets, we must make assumptions (including inflation, exchange rates and oil and chemicals product prices amongst others) regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their fair value assessments change in the future, we may need to record impairment charges for these assets. Identifiable intangible assets with definite useful lives, such as patents, trademarks and licenses, are currently amortized on a straight-line basis, over their estimated useful lives.

Useful life of long-lived assets

Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition.

In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilization pattern of the assets to determine the depreciation to be charged on a straight-line basis over the estimated useful lives of the assets. Annually, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary. The assessment of the useful lives takes the following factors into account:

- the expected usage of the asset by the business. Usage is assessed with reference to the asset's expected capacity or physical output;

- the expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used, the repair and maintenance program of the business and the care and maintenance of the asset while idle;

- technological obsolescence arising from changes or improvements in production or from a change in the market demand for the output of the asset;

- legal or similar limits on the use of the asset, such as expiry dates and related leases; and

- dependency or co-dependency on supply of raw materials.

The assessment performed during 2005 of the useful lives of certain items of property, plant and equipment resulted in a reduction in our depreciation charge of approximately R1.5 billion. The assessment was undertaken due to recent significant capital expenditure incurred, for example Project Turbo, primarily designed to enable our facilities to produce fuel which meets the new South African fuel specifications with effect from 1 January 2006 and to expand our polymers portfolio. As Sasol Synfuels is the primary downstream feedstock provider to a number of the chemical plants in the Secunda complex, the useful lives of these assets were also assessed. This resulted in a substantial increase in the expected remaining useful life of our assets in Secunda to a maximum remaining life of 25 years. In Sasolburg, the introduction of natural gas as the primary feedstock towards the end of 2004 and the replacement of coal resulted in a similar assessment of the useful lives of the assets in the Sasolburg region as well as the group's gas pipeline infrastructure. As part of this process the useful lives of the assets in our overseas facilities were also evaluated. There were no significant changes to the useful lives of our long-lived assets during 2006.

Impairment of long-lived assets

Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on an undiscounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's Weighted Average Cost of Capital (WACC) which, at 30 June 2006, was 11.75% for our South African operations and 7.25% for our operations in Europe and the United States. Refer to the discussions included below under the Segment Review for the financial impact of the impairment assessments performed during the current year.

Environmental and asset retirement obligations

We have significant obligations to remove plant and equipment, rehabilitate land in areas in which we conduct operations upon termination of such operations and incur expenditure relating to environmental contamination treatment and cleanup. Environmental and asset retirement obligations are primarily associated with our mining and petrochemical operations around the world.

An accrual for environmental matters is recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup is expensed. The estimated fair value of dismantling and removing these facilities is accrued for as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. Estimating the future asset removal expenditure is complex and requires management to make estimates and judgments because most of the removal obligations will be fulfilled in the future and contracts and regulations often have vague descriptions of what constitutes removal. Further, management is required to determine the discount rate to be used in calculating the obligation based on the amount of the credit risk of the group which varies depending on the underlying interest rate environment. Future asset removal costs are also influenced by changing removal technologies, political, environmental, safety, business relations and statutory considerations.

The actual liability for rehabilitation costs can vary significantly from our estimate and, as a result, the liabilities that we report can vary significantly if our assessment of the expenditures changes.

The group's environmental obligation for continuing operations accrued at 30 June 2006 was R2,262 million compared to R2,002 million in 2005 (R238 million and R158 million was accrued for 2006 and 2005, respectively, for our discontinued operations).

These obligations are discounted using a credit adjusted rate depending on the expected timing of the obligation and the currency in which the obligation will be settled, and the discount rates which fall within a range of between 4.2% to 8.1%. An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognized of approximately R426 million and a decrease of one percentage point would result in an increase of approximately R523 million.

Employee benefits

We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 21 to "Item 18 – Financial statements" and include, among others, the discount rate, the expected long-term rate of return on pension plan assets, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates. For example, a one percentage point increase in assumed healthcare cost trend rates would increase the accumulated post-retirement benefit obligation by R547 million.

The group includes the amortization of unrecognized gains and losses on the pension fund valuation as a component of net pension cost for the year if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of:

• 10% of the present value of the defined benefit obligation at that date; or

• 10% of the fair value of any plan assets at that date (the 10% corridor rule).

In respect of the post-retirement healthcare benefits valuation the group accounting policy requires the immediate recognition of net actuarial gains and losses.

While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense.

On 26 September 2006, the South African Financial Services Board approved the Sasol Pension Fund Surplus Apportionment Scheme. Had this approval been obtained prior to year end, the prepaid pension asset would have increased by R130 million.

Fair value estimations of financial instruments

We base fair values of financial instruments on listed market prices, where available. If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. See "Item 11—Quantitative and qualitative disclosures about market risk".

Deferred tax

We apply significant judgment in determining our provision for income taxes and our deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of our deferred tax assets being recoverable from future taxable income. We provide deferred tax at the tax rate applicable to undistributed earnings on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with generally accepted accounting principles. To the extent that we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance of R307 million (2005 – R671 million) has been established for certain deferred tax assets which we believe are not more likely than not to be recovered. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize our deferred tax assets in the future, a valuation allowance may be required which would reduce income in the period that such determination was made.

Secondary Taxation on Companies

In South Africa, we pay both income tax and Secondary Taxation on Companies (STC). STC is levied on companies at a rate of 12.5% of dividends distributed. In the case of liquidation STC is only payable on undistributed earnings earned after 1 April 1993. The tax becomes due and payable on declaration of a dividend. When dividends are received in the current year that can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognized to the extent of the future reduction in STC.

We do not provide for deferred tax at the tax rate applicable to distributed earnings. We believe that this is consistent with the accounting principle that allows the accrual of dividend payments after dividend declaration. If we were to provide for deferred taxes on the potential STC arising on our undistributed earnings, should these be declared as dividends, there would be the following effects on our reported results:

	2006	2005
	(Rand in millions)	
Balance sheet		
Net deferred tax liability as reported	**4,963**	5,541
Increase in the deferred tax liability	**6,275**	5,027
Net deferred tax liability based on the tax rate applicable to distributed earnings	**11,238**	10,568
Shareholders' equity as reported	**50,668**	40,945
Decrease in shareholders' equity	**(6,275)**	(5,027)
Shareholders' equity after the effect of providing for deferred tax using the tax rate applicable to distributed earnings	**44,393**	35,918

	2006	2005	2004
		(Rand in millions)	
Income statement			
Income tax as reported	**(6,452)**	(4,886)	(3,122)
Increase in income tax	**(732)**	(789)	(478)
Income tax after providing for deferred tax at the rate applicable to distributed earnings	**(7,184)**	(5,675)	(3,600)
Earnings attributable to shareholders as reported	**11,299**	9,719	5,237
Decrease in earnings attributable to shareholders	**(732)**	(789)	(478)
Earnings attributable to shareholders after providing for deferred tax at the rate applicable to distributed earnings	**10,567**	8,930	3,759

We expect that R1,877 million of undistributed earnings earned before 1 April 1993 of two dormant companies will be distributed without attracting STC of R209 million.

Commitments and contingencies

Management's current estimated range of liabilities relating to certain pending liabilities for claims, litigation, tax matters and environmental remediation is based on management's judgment and estimates of the amount of loss. The actual costs may vary significantly from estimates for a variety of reasons. A liability is recognized for these types of contingencies if management determines that the loss is both probable and estimable. We have recorded the estimated liability where such amount can be determined and the minimum liability related to those claims where there is a range of loss, and no amount within the range is more probable than the others. As additional information becomes available, we will assess the potential liability related to our pending litigation proceedings and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. See "Item 5.E – Off-balance sheet arrangements".

OUR RESULTS OF OPERATIONS

The financial results below are stated under US GAAP. Except where otherwise indicated, management's discussion and analysis focuses primarily on continuing operations.

Results of operations

	2006	2005	Change 2006/2005	Change 2006/2005 (%)	2004	Change 2005/2004	Change 2005/2004 (%)
	(Rand in millions)				(Rand in millions)		
Turnover	**61,857**	50,687	11,170	22	43,606	7,081	16
Other operating income	**205**	223	(18)	(8)	166	57	34
Net foreign exchange gains/(losses)	**189**	148	41	28	(1,260)	1,408	(112)
Operating costs and expenses .	**(41,563)**	(36,681)	4,882	13	(33,966)	2,715	8
Operating profit	**20,688**	**14,377**	**6,311**	44	**8,546**	**5,831**	68
Net other income/(expenses) . .	**67**	(85)	152	(179)	92	(177)	(192)
Income before tax, earnings/ (losses) of equity accounted investees and minority interest	**20,755**	**14,292**	**6,463**	45	**8,638**	**5,654**	65
Income tax	**(6,452)**	(4,886)	1,566	32	(3,122)	1,764	57
Income before earnings/ (losses) of equity accounted investees and minority interest	**14,303**	**9,406**	**4,897**	52	**5,516**	**3,890**	71
Earnings/(losses) of equity accounted investees	**13**	308	(295)	(96)	(48)	356	742
Minority interest	**(157)**	(103)	54	52	(92)	11	12
Income from continuing operations	**14,159**	**9,611**	**4,548**	47	**5,376**	**4,235**	79
Net (loss)/income from discontinued operations (including fair value write-down), net of tax . . .	**(2,860)**	108	(2,968)	–	(139)	247	178
Earnings attributable to shareholders	**11,299**	**9,719**	**1,580**	16	**5,237**	**4,482**	86

Overview

Higher average annual international oil prices (dated Brent US$62.45/b compared to US$46.17/b for 2005 and US$31.30/b in 2004) boosted operating profit in all three years. The benefit of higher oil prices was, however, mostly realized in the energy and fuel-related businesses and to a lesser extent in the group's chemical businesses which have been adversely impacted by the effect of higher crude oil prices on the cost of their feedstock. This benefit was further enhanced by the positive impact of the slightly weaker rand during 2006 (average rate R6.41 per US dollar for the 2006 year compared to R6.21per US dollar for the 2005 year and R6.88 per US dollar in the 2004 year). The benefit of the higher oil price was partly offset during 2005 by the adverse impact of the stronger rand during that year compared to 2004.

Turnover

Turnover consists of the following categories:

	2006	2005	Change 2006/2005	Change 2006/2005 (%)	2004	Change 2005/2004	Change 2005/2004 (%)
			(Rand in millions)			(Rand in millions)	
Sale of products	**60,639**	49,830	10,809	22	42,823	7,007	16
Services rendered	**776**	533	243	46	505	28	6
Commission and marketing income	**442**	324	118	36	278	46	17
Turnover	**61,857**	**50,687**	**11,170**	22	**43,606**	**7,081**	16

The primary factors contributing to these increases were:

	Change 2006/2005 (Rand in millions)	%	Change 2005/2004 (Rand in millions)	%
Turnover, 2005 and 2004, respectively	50,687		43,606	
Exchange rates effects positive/(negative)	1,194	2	(2,888)	(6)
Product prices increases	9,526	19	9,553	19
– *crude oil*	*5,902*	12	*6,349*	*13*
– *other products (including chemicals)*	*3,624*	7	*3,204*	*6*
Net volume increases	450	1	416	1
Turnover, 2006 and 2005, respectively	61,857		50,687	

Other operating income

Other operating income in 2006 amounted to R205 million, which represents a decrease of R18 million or 8%, compared to R223 million in 2005. Included in operating income for the 2006 year is a gain on hedging activities of R84 million, insurance proceeds of R40 million and R24 million in respect of income recognized relating to emission rights.

Other operating income in 2005 amounted to R223 million, which represents an increase of R57 million or 34%, compared to R166 million in 2004. Included in other operating income for 2005 is gain on hedging activities of R82 million and a profit recognized of R33 million on the sale of part of our participation rights in the second phase of the Qatar GTL project.

Net foreign exchange gains/(losses)

Net foreign exchange gains for 2006 and 2005 arising primarily from the translation of monetary assets and liabilities amounted to R189 million and R148 million respectively. A net foreign exchange loss of R1,260 million was recognized in 2004. The profit recognized in 2006 and 2005 is due to the weakening of the rand/US dollar exchange rate towards the end of the year closing at R7.17 per US dollar at 30 June 2006 compared to the closing exchange rate at 30 June 2005 of R6.67 per US dollar and as at 30 June 2004 of R6.21 per US dollar. Additionally the average exchange rate for 2006 was R6.41 per US dollar compared to R6.21 per US dollar for 2005 and R6.88 per US dollar for 2004. The closing rate is used to translate to rand all our monetary assets and liabilities denominated in a currency other than the rand at balance sheet date and as a result a net profit was recognized on these translations.

Operating costs and expenses

Operating costs and expenses consists of the following categories:

	2006	2005 (Rand in millions)	Change 2006/2005	Change 2006/2005 (%)	2004 (Rand in millions)	Change 2005/2004	Change 2005/2004 (%)
Cost of sales	**(28,970)**	(25,112)	3,858	15	(23,282)	1,830	8
Cost of services rendered . . .	**(666)**	(524)	142	27	(495)	29	6
Selling and distribution costs . .	**(3,895)**	(3,840)	55	1	(3,824)	16	0
Administrative expenses	**(4,051)**	(3,811)	240	6	(3,541)	270	8
Other operating expenses	**(3,981)**	(3,394)	587	17	(2,824)	570	20
Operating costs and expenses	**(41,563)**	**(36,681)**	**4,882**	13	**(33,966)**	**2,715**	8

The variances in operating costs and expenses are described in detail in each of the various reporting segments, included in the Segment Review below.

Cost of sales. The cost of sales in 2006 amounted to R28,970 million, an increase of R3,858 million or 15%, compared to R25,112 million in 2005 which increased by 8% from R23,282 million in 2004. The increase over the past two years is due to the increase in the crude oil price and other feedstock prices. Compared to turnover from the sale of products, the cost of sales was 48% in 2006, 50% in 2005 and 54% in 2004. This decrease was mainly due to the positive effects of the increase in crude oil prices on our energy related businesses which generate the majority of the group's operating profit.

Cost of services rendered. Cost of services rendered amounted to R666 million in 2006, an increase of R142 million or 27%, compared to R524 million in 2005 which increased by 6% from R495 million in 2004. Compared to turnover from services rendered, the cost of services rendered was 86% in 2006 and 98% in 2005 and 2004. The decrease is mainly due to the higher refinery margins attained by Natref which resulted in an increase in the turnover from services rendered.

Selling and distribution costs. These costs comprise marketing and distribution of products as well as advertising, salaries and expenses of marketing personnel, freight, railage and customs and excise duty. Selling and distribution costs in 2006 amounted to R3,895 million, R3,840 million in 2005 and R3,824 million in 2004. Compared to sales of products, selling and distribution costs represented 6% in 2006 compared to 8% in 2005 and 9% in 2004. The increase in these costs has been contained during the years under review.

Administrative expenses. These costs comprise expenditure of personnel and administrative functions, including accounting, information technology, human resources, legal and administration, pension, post-retirement healthcare benefits and Sasol Share Incentive Scheme costs. Administrative expenses in 2006 amounted to R4,051 million, an increase of R240 million or 6%, compared to R3,811 million in 2005 which increased by 8% from R3,541 million in 2004. Increased activity at SSI and SPI resulted in significant increases in their administrative expenses for 2006. The increase in our administrative expenses during 2005 was also due to costs incurred on our transaction to form the liquid fuels joint venture Uhambo Oil, and our readiness project undertaken with respect to our adoption of Sarbanes-Oxley Act, Section 404.

Other operating expenses. Other operating expenses in 2006 amounted to R3,981 million, an increase of R587 million or 17%, compared to R3,394 million in 2005 which increased by 20% from R2,824 million in 2004. This amount includes impairments of R119 million (2005 – R175 million and 2004 – R205 million), scrapping of assets of R264 million (2005 – R284 million and 2004 – R22 million) and net loss on the disposal of property, plant and equipment of R50 million (2005 – a net profit of R43 million and 2004 – a net profit of R122 million). Other operating expenses includes the effects of our crude oil hedging activities amounting to a loss of R93 million (2005 – a loss of R1.2 billion and 2004 – a profit of R36 million). Details of the impairments, scrapping of assets and profit/(loss) on disposals are detailed in the Segment review.

Included below are the impairments, scrapping of assets and (profit)/loss on disposal of property, plant and equipment recognized:

	2006	2005	2004
		(Rand in millions)	
Sasol Mining	**16**	(16)	(17)
– *impairments*	**–**	*16*	*–*
– *scrapping of assets*	**25**	*4*	*–*
– *profit on disposal of property, plant and equipment*	**(9)**	*(36)*	*(17)*
Sasol Synfuels	**187**	122	3
– *impairments*	**–**	*16*	*2*
– *scrapping of assets*	**205**	*123*	*17*
– *profit on disposal of property, plant and equipment*	**(18)**	*(17)*	*(16)*
Sasol Oil	**5**	57	–
– *impairments*	**2**	*47*	*–*
– *loss on disposal of property, plant and equipment*	**3**	*10*	*–*
Sasol Gas	**67**	–	–
– *impairments*	**67**	*–*	*–*
Sasol Polymers	**(2)**	12	(59)
– *impairments*	**4**	*5*	*–*
– *scrapping of assets*	**2**	*5*	*5*
– *(profit)/loss on disposal of property, plant and equipment*	**(8)**	*2*	*(64)*
Sasol Solvents	**19**	229	19
– *impairments*	**12**	*78*	*42*
– *scrapping of assets*	**7**	*151*	*–*
– *profit on disposal of property, plant and equipment*	**–**	*–*	*(23)*
Other divisions	**141**	12	159
– *impairments*	**34**	*13*	*161*
– *scrapping of assets*	**25**	*1*	*–*
– *loss/(profit) on disposal of property, plant and equipment*	**82**	*(2)*	*(2)*
	433	**416**	**105**

Operating profit

The main factors contributing to the increase in operating profit were:

	Change 2006/2005 (Rand in millions)	%	Change 2005/2004 (Rand in millions)	%
Operating profit, 2005 and 2004, respectively	14,377		8,546	
Exchange rates effects positive/(negative)[1]	1,331	9	(1,437)	(17)
Net product and feedstock price increases	6,625	46	7,420	85
– crude oil effects	4,536	32	5,062	58
– effect of the crude oil hedge	1,032	7	(1,147)	(13)
– other products (including chemicals)	1,057	7	3,505	40
Inflation on fixed costs	(1,294)	(9)	(525)	(6)
Net volume and productivity effects	(700)	(5)	(968)	(11)
Capital items effects[2]	187	1	311	4
Other effects[3]	162	1	1,030	12
Operating profit, 2006 and 2005, respectively	20,688		14,377	

1. This arises primarily from the effects of the average US dollar exchange rate during the year on both turnover and operating expenses.

2. Included in capital items is the impairment of long-lived assets and other capital items.

3. Included in other effects are R182 million relating to the capitalization of mining development costs during 2006 and the reduction in the depreciation charge in 2005 after a reassessment of the useful lives of various items of property, plant and equipment was performed. The effect on each business is discussed in detail in the "Segment review".

Net other income/(expenses)

Net other income/(expenses) consists of the following:

	2006	2005	Change 2006/2005 (Rand in millions)	Change 2006/2005 (%)	2004	Change 2005/2004 (Rand in millions)	Change 2005/2004 (%)
Dividends received	9	13	(4)	(31)	6	7	117
Interest received	261	82	179	218	142	(60)	(42)
Finance costs	(203)	(180)	23	13	(164)	16	10
– interest incurred	(1,152)	(1,208)	(56)	(5)	(1,235)	(27)	(2)
– interest capitalized	949	1,028	(79)	(8)	1,071	(43)	(4)
Gain arising from issuance of subsidiary's shares	–	–	–	–	108	(108)	(100)
Net other income/(expenses)	**67**	(85)	152	(179)	92	(177)	(192)

Interest received amounted to R261 million in 2006, compared to R82 million in 2005, and R142 million in 2004. The increase in the interest received during 2006 is attributable to the significant increase in cash and cash equivalents available to the group during 2006. The decrease in 2005 is mainly attributable to translation differences on interest income from investments in foreign countries due to the appreciation of the rand against the US dollar, as well as lower average cash balances and declining interest rates.

131

Interest incurred in 2006 amounted to R1,152 million, a decrease of 5% from 2005, of which R949 million was capitalized, compared to interest incurred of R1,208 million in 2005 and R1,235 million in 2004, of which R1,028 million and R1,071 million was capitalized for the respective years. The decrease in 2006 is mainly due to the 21% decrease in net debt from 2005. Further interest incurred decreased in 2006 and 2005 due to declining interest rates which was partially offset in 2005 as a result of increased net borrowings due to capital project requirements. The Eurobond raised during 2005 in the European capital markets is at a favorable interest rate compared to our other external borrowings. Capitalized interest decreased due to the lower interest incurred, partially offset by increased capital expenditure on property, plant and equipment in 2006 and 2005.

In 2004 our shareholding in Naledi Petroleum (Pty) Limited was diluted through the issuing of shares to minority shareholders which resulted in a gain of R108 million being realized.

Taxation

Income tax expense in 2006 amounted to R6,452 million, an increase of 32%, compared to R4,886 million in 2004 which increased by 57% from R3,122 million in 2004.

The income statement charge consists of the following:

	2006	2005	2004
		(Rand in millions)	
Current tax			
– South African normal tax	**(5,607)**	(3,325)	(2,842)
– Secondary Tax on Companies (STC)	**(551)**	(375)	(343)
– Foreign tax	**(386)**	(420)	(158)
Total current tax	**(6,544)**	(4,120)	(3,343)
Deferred tax			
– South African	**(123)**	(693)	202
– Foreign	**215**	(73)	19
Total deferred tax income/(expense)	**92**	(766)	221
Income tax expense for the year	**(6,452)**	(4,886)	(3,122)

The increase in taxation is broadly in line with the increase in net income before taxation. The effective tax rate was 31.1% in 2006, 34.2% in 2005 and 36.1% in 2004. The difference between the South African statutory tax rate of 29% in 2006 and 30% in 2005 and 2004 and the effective tax rate results mainly from STC which is levied at a rate of 12.5% on dividends paid, differences in foreign tax rates, disallowed expenditure and the effect of changes in tax rates. The decrease in average effective tax rate is due to the increase in the average rate of earnings to dividend distributions ratio from 2.1 times in 2004 to 2.9 times in 2005 and increased further to 3.1 times in 2006 (based on continuing operations) which reduces the effect of STC on the effective tax rate.

Earnings/(Losses) of equity accounted investees

Earnings of equity accounted investees amounted to R13 million in 2006 compared to R308 million in 2005 and loss of equity accounted investees of R48 million in 2004. The earnings in 2006 and 2005 comprise our attributable share of equity accounted investments held by our Sasol Polymers and Sasol Solvents businesses, offset in 2006 by losses mainly from equity accounted investments held by our SSI business. The loss incurred by our SSI business is due to increased activity in respect of developing our GTL projects by this business which does not currently generate significant turnover. The earnings generated by the equity accounted investments held by Sasol Polymers and Sasol Solvents are due to the increase in solvents and polymer chemical prices.

Net (loss)/income from discontinued operations (including fair value write-down)

With effect from 30 June 2006, the Sasol Olefins & Surfactants business has been classified as a disposal group held for sale and the results reported as discontinued operations. The income statement has been restated for all periods to exclude Sasol Olefins & Surfactants from continuing operations and reports these results as a single line item. Detail of the performance of the Sasol Olefins & Surfactants business is included in the Segment review.

Included below are the impairments, fair value write-down, scrapping of assets and loss on disposal of property, plant and equipment included in net loss/income from discontinued operations:

	2006	2005	2004
	(Rand in millions)		
– impairments	131	84	79
– fair value write-down	3,110	–	–
– scrapping of assets	–	16	4
– loss on disposal of property, plant and equipment	14	8	11
	3,255	108	94

The write-down of R3,110 million before tax of the assets of Sasol Olefins & Surfactants to their expected fair value less costs to sell was primarily due to significant changes in crude oil prices.

Minority interest

Minority interest in 2006 amounted to R157 million compared to R103 million in 2005 and R92 million in 2004. The increase is mainly attributable to the increase in profits earned from certain operations of Sasol Oil in which outside shareholders have an interest. This is due to the increase in the refining margin which was partially off-set by the appreciation of the rand in 2006.

Segment overview

The following is a discussion of our segment results. Segmental financial performance is measured on a management basis which is prepared in accordance with IFRS. This approach is based on the way in which the Group Executive Committee organizes segments within our group for making operating decisions and assessing performance. For more information on the reconciliation of segmental turnover and operating profit under IFRS to the corresponding amounts prepared under US GAAP, refer below "Reconciliation of segmental results to US GAAP" and Note 3 to our consolidated financial statements, see "Item 18. Financial statements".

Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. The segment information for 2005 and 2004 has been restated for the classification of Sasol Olefins & Surfactants as discontinued operations as well as the reclassification of the comonomers division from Sasol Olefins & Surfactants to Sasol Solvents.

Turnover per segment

2006	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Polymers	Sasol Solvents	Other	Total continuing operations
					(Rand in millions)				
External turnover	1,517	915	32,243	1,663	161	7,537	10,485	9,329	63,850
% of external turnover	2%	1%	51%	3%	–	12%	16%	15%	100%
Inter-segment turnover	3,949	24,734	544	1,546	–	102	1,181	4,242	36,298
% of inter-segment turnover	11%	69%	1%	4%	–	–	3%	12%	100%
Aggregated turnover	**5,466**	**25,649**	**32,787**	**3,209**	**161**	**7,639**	**11,666**	**13,571**	**100,148**

2005	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Polymers	Sasol Solvents	Other	Total continuing operations
					(Rand in millions)				
External turnover	1,471	820	23,525	1,408	–	7,199	9,361	8,713	52,497
% of external turnover	3%	1%	45%	3%	–	14%	18%	16%	100%
Inter-segment turnover	3,744	17,864	187	996	–	83	947	3,534	27,355
% of inter-segment turnover	14%	65%	1%	4%	–	–	3%	13%	100%
Aggregated turnover	**5,215**	**18,684**	**23,712**	**2,404**	**–**	**7,282**	**10,308**	**12,247**	**79,852**

2004	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Polymers	Sasol Solvents	Other	Total continuing operations
					(Rand in millions)				
External turnover	1,083	1,329	18,554	1,389	7	6,576	7,937	8,124	44,999
% of external turnover	2%	3%	41%	3%	–	15%	18%	18%	100%
Inter-segment turnover	4,161	14,664	297	133	–	86	748	3,609	23,698
% of inter-segment turnover	18%	62%	1%	1%	–	–	3%	15%	100%
Aggregated turnover	**5,244**	**15,993**	**18,851**	**1,522**	**7**	**6,662**	**8,685**	**11,733**	**68,697**

Operating profit/(loss) per segment

	Sasol Mining	Sasol Synfuels	Sasol Oil	Sasol Gas	Sasol Synfuels International	Sasol Polymers	Sasol Solvents	Other	Total continuing operations
					(Rand in millions)				
Operating profit/(loss) 2006	1,180	13,499	2,432	1,526	(642)	822	873	1,042	20,732
% of total continuing operations	6%	65%	12%	7%	(3%)	4%	4%	5%	100%
Operating profit/(loss) 2005	1,239	7,546	1,892	931	(201)	1,475	1,021	480	14,383
% of total continuing operations	9%	52%	13%	6%	(1%)	10%	7%	3%	100%
Operating profit/(loss) 2004	1,185	5,498	1,421	386	(140)	1,021	4	(239)	9,136
% of total continuing operations	13%	60%	16%	4%	(2%)	11%	–	(3%)	100%

Reconciliation of segment results to US GAAP

Our segments' financial performance is prepared, measured and presented in accordance with IFRS which is consistent with the basis that is used by the GEC to measure and manage the segments of our business. This basis differs from the presentation of our consolidated financial statements which are prepared under US GAAP. The differences between US GAAP and IFRS as they affect external turnover and operating profit are discussed below:

	Note	30 June 2006 Turnover (external)	30 June 2006 Operating profit	30 June 2005 Turnover (external)	30 June 2005 Operating profit	30 June 2004 Turnover (external)	30 June 2004 Operating profit
				(Rand in millions)			
Operating results per IFRS consolidated income statements		**63,850**	**20,732**	52,497	14,383	44,999	9,136
Reconciliation of IFRS to US GAAP:							
Equity accounting of incorporated joint ventures and reversal of proportionate consolidation . .	1	**(1,993)**	**(123)**	(1,810)	(180)	(1,659)	56
Entities previously not consolidated	2	**–**	**–**	–	–	266	106
Business combinations	3	**–**	**(15)**	–	77	–	(151)
Research and development	4	**–**	**(60)**	–	–	–	–
Derivative instruments	5	**–**	**(4)**	–	(1)	–	(12)
Foreign currency translation . . .	6	–	**–**	–	(3)	–	(253)
Impairment	7	**–**	**36**	–	375	–	83
Asset retirement obligations . . .	8	**–**	**134**	–	(94)	–	(23)
Gain arising from issuance of subsidiary's shares	9	**–**	**–**	–	–	–	(108)
Other	10	**–**	**(12)**	–	(180)	–	(288)
Results per US GAAP consolidated income statements		**61,857**	**20,688**	50,687	14,377	43,606	8,546

Turnover. The differences between IFRS and US GAAP comprise the following:

1. Decrease of R1,993 million (2005 – R1,810 million; 2004 – R1,659 million). Proportionate consolidation is applied with respect to incorporated joint ventures for IFRS reporting purposes. Under US GAAP, the equity method of accounting is applied.

2. Increase of Rnil (2005 – Rnil; 2004 – R266 million). From 1 January 2004, Naledi Petroleum Holdings (Pty) Limited (included in the Sasol Oil segment) was consolidated for both IFRS reporting purposes and for US GAAP.

Operating profit. The differences between IFRS and US GAAP comprise the following:

1. Decrease of R123 million (2005 – decrease of R180 million; 2004 – increase of R56 million). Proportionate consolidation is applied with respect to incorporated joint ventures for IFRS reporting purposes. Under US GAAP, the equity method of accounting is applied.

2. Increase of Rnil (2005 – Rnil; 2004 – R106 million). From 1 January 2004, Naledi Petroleum Holdings (Pty) Limited (included in the Sasol Oil segment) was consolidated for both IFRS reporting purposes and for US GAAP.

3. Decrease of R15 million (2005 – increase of R77 million; 2004 – decrease of R151 million). The timing and recording of certain fair value adjustments differs under US GAAP to those recorded for IFRS reporting purposes because the transactions were not accounted for at the same effective date. The difference will have a continuing impact on the depreciation of these items. Up to 30 June 2004, negative goodwill was recognized for IFRS reporting purposes and amortized over the remaining useful life of non-financial assets acquired. With effect from 1 July 2004, negative goodwill was written off against opening retained earnings and is no longer amortized. US GAAP requires that negative goodwill be allocated to reduce the amounts of any non-financial assets acquired and any excess amount remaining is recognized as an extraordinary gain in the period that it arises.

4. Decrease of R60 million (2005 – Rnil; 2004 – Rnil). For IFRS reporting purposes certain development costs are capitalized. US GAAP requires that these development costs be recognized in the income statement as incurred.

5. Decrease of R4 million (2005 – R1 million; 2004 – R12 million). Derivative contracts entered into subsequent to 1 July 2004 met the criteria for hedge accounting under both US GAAP and for IFRS reporting purposes. Certain derivative contracts entered into prior to 30 June 2002 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied. For IFRS reporting purposes cumulative gains/losses arising from hedge accounting are adjusted against the cost of the non-financial asset upon recognition of the forecasted transaction. Under US GAAP cumulative gains/losses are reclassified to earnings over the same period during which the forecasted transaction affects earnings.

6. Increase of Rnil million (2005 – decrease of R3 million; 2004—increase of R253 million). Only one entity was accounted for differently for IFRS reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of this entity were recognized in the income statement.

7. Increase of R36 million (2005 – R372 million; 2004 – R83 million). For IFRS reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an initial impairment review is required to be performed on an undiscounted basis.

8. Increase of R134 million (2005 – decrease of R94 million; 2004 – decrease of R23 million). For IFRS reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under US GAAP, a credit adjusted rate is used for the entire period and not reassessed. For IFRS reporting purposes, the accretion charge is recognized as an interest expense in the income statement in the year that it was incurred. Under US GAAP the accretion charge is recognized as an operating expense.

9. Decrease of R108 million in 2004 is due to the profit on sale of 2.04% shares in Sasol Oil (Pty) Limited which was not shown as operating profit for US GAAP and was shown as operating profit for IFRS reporting purposes.

10. The other decrease of R12 million (2005 – R118 million; 2004 – R176 million) relate to various non-significant adjustments that affect some of our segments. Other contains non-significant adjustments related to capitalization of finance leases, depreciation methods and pensions.

Segment review – Continuing operations

Sasol Mining – results of operations

	2006	2005[2]	Change 2006/2005	Change 2006/2005	2004[2]	Change 2005/2004	Change 2005/2004
		(Rand in millions)		(%)	(Rand in millions)		(%)
Turnover							
External	**1,517**	1,471	46	3	1,083	388	36
Inter-segment	**3,949**	3,744	205	5	4,161	(417)	(10)
Aggregated turnover	**5,466**	5,215	**251**	5	**5,244**	**(29)**	(1)
Operating costs and expenses[1] .	**(4,286)**	(3,976)	310	8	(4,059)	(83)	(2)
Operating profit	**1,180**	1,239	**(59)**	(5)	**1,185**	**54**	5
Operating margin . . . . . %	**22**	24			23		

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R8 million and R9 million for 2005 and 2004, respectively, has been recognized in operating costs and expenses.

Results of operations 2006 compared to 2005

Aggregated turnover increased by 5% from R5,215 million to R5,466 million. Sales volumes increased from 46.5 Mt to 47.7 Mt mainly because of higher short-term sales to Eskom of 1.7 Mt compared with 0.2 Mt in 2005. Contributing to the increased aggregated turnover was higher Eskom sales volumes and higher sales to Sasol Synfuels mainly because of a higher transfer price. Export sales volumes for 2006 and 2005 was 3.6 Mt for each year, however, the average free on board Richards Bay coal price decreased by 4% in rand terms.

Against the backdrop of reduced production volumes, operating costs and expenses increases were contained to 8%, including the higher price of coal purchases from Anglo Operations of 3.1 Mt during 2006.

The main factors contributing to the 5% decrease in operating profit were:

	Change 2006/2005	
	(Rand in millions)	%
Operating profit 2005	1,239	
Exchange rate effects	44	4
Net product price increases	16	1
Inflation on fixed costs	(157)	(13)
Net volume and productivity effects	77	6
Capital items effects	39	3
Operating profit 2006	1,180	

Results of operations 2005 compared to 2004

The increase in Sasol Mining's external turnover in 2005 of R388 million or 36% was mainly attributable to the increase in the US dollar price of coal which increased turnover by R470 million. This was partially negated by the effect of the appreciation of the rand against the US dollar.

The decrease in inter-segment turnover in 2005 of R417 million or 10% is due to inter-segment sales volumes to Infrachem and Sasol Synfuels decreasing by 4.6 Mt or 10% to 42.4 Mt in 2005, due to the introduction of natural gas at Infrachem and Sasol Synfuels.

Operating costs and expenses of Sasol Mining amounted to R3,976 million in 2005, compared to R4,059 million in 2004, a decrease of R83 million or 2%. The decrease was mainly attributable to lower sales volumes and cost saving initiatives.

Sasol Mining's property, plant and equipment is depreciated over its estimated remaining useful lives. These useful lives were reassessed during 2005. Due to the extension of the useful lives of certain items of property, plant and equipment, the depreciation charge was reduced by R29 million for 2005. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	–	(16)	–
Scrapping of property, plant and equipment	(25)	(4)	–
Profit on disposal of business	–	7	–
Profit on disposal of property, plant and equipment	9	36	17
Total	(16)	23	17

During 2006 numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off.

The Syferfontein opencast mine was sold on 1 April 2005 to Anglo Operations. Whilst a profit of R36 million was realized on the sale of mining assets, certain assets excluded from the disposal were impaired. An impairment of R16 million was recognized.

Sasol Synfuels – results of operations

	2006	2005[2]	Change 2006/2005	Change 2006/2005	2004[2]	Change 2005/2004	Change 2005/2004
		(Rand in millions)		(%)	(Rand in millions)		(%)
Turnover							
External	**915**	820	95	12	1,329	(509)	(38)
Inter-segment	**24,734**	17,864	6,870	38	14,664	3,200	22
Aggregated turnover	**25,649**	**18,684**	**6,965**	37	**15,993**	**2,691**	17
Operating costs and expenses[1] .	**(12,150)**	(11,138)	1,012	9	(10,495)	643	6
Operating profit	**13,499**	**7,546**	**5,953**	79	**5,498**	**2,048**	38
Operating margin . . . . . %	**53**	40			34		

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R14 million for both 2005 and 2004 has been recognized in operating costs and expenses.

Results of operations 2006 compared to 2005

Sasol Synfuels again benefited from a combination of higher oil prices, focused cost containment and an all-round effort to streamline operations and lift productivity, which resulted in a record operating profit. Aggregated turnover increased by 37% from R18,684 million to a record R25,649 million on the strength of higher product prices and marginally higher sales volumes. Overall production was below target due to instability in our support utilities. Despite this, we increased production by 1%. Our costs increased mainly because of higher coal and gas feedstock prices, as well as the unscheduled plant interruptions, including power outages.

The main factors contributing to the increase in operating profit were:

	Change 2006/2005	
	(Rand in millions)	%
Operating profit 2005	7,546	
Exchange rate effects	704	9
Net product and feedstock price increases/(decreases)	6,769	90
– crude oil effects	6,013	80
– effect of the crude oil hedge	1,032	14
– other products	(276)	(4)
Inflation on fixed costs	(728)	(10)
Net negative volume and productivity effects	(862)	(11)
Management interventions[1]	147	2
Capital items effects	(77)	(1)
Operating profit 2006	13,499	

1. Includes the net positive effects of the delay of the scheduled maintenance shutdown of the plant to 2007.

Results of operations 2005 compared to 2004

External turnover amounted to R820 million in 2005, compared to R1,329 million in 2004, a decrease of R509 million or 38%, mainly resulting from the suspension of the sale of certain products (e.g. metcoke). This decision was taken as a result of low profit margins earned on these products as well as lower sales volumes of ammonia, sulfur, krypton xenon and wood preservative product sales. The increase in Sasol Synfuels' aggregated turnover of R2,691 million was mainly due to higher crude oil prices of R5,614 million as well as higher other product prices of R201 million partly reduced by the negative effect of a strengthening of the rand against the US dollar of R2,278 million as well as lower production volumes of R846 million.

Operating costs and expenses of Sasol Synfuels amounted to R11,138 million in 2005, compared to R10,495 million in 2004, an increase of R643 million or 6 %. The increase includes a realized opportunity loss on our commodity derivative financial instruments of R1,147 million, offset by a small profit realized on other derivative instruments of R11 million, compared to the loss of R54 million in 2004. The other main reasons for the increase in our costs is due to feedstock price increases of R79 million and higher overhead costs of R337 million. This was partly reduced by the decrease in costs due to lower volumes produced of R309 million, due to three unplanned shut downs mentioned below.

Production volumes for 2005 decreased to 7.5 Mt, a decrease of 3% over 2004 production of 7.7 Mt, mainly due to three unplanned shutdowns, most significantly the flooding of the ash dams due to a rainstorm. Sales volumes for 2005 decreased to 7.4 Mt, a decrease of 6% over 2004 sales of 7.9 Mt resulting in a stock build up of intermediate products at year end.

Sasol Synfuels reassessed the useful lives of certain items of property, plant and equipment during 2005. The estimated useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R656 million for the 2005 year. These changes in estimates were accounted for prospectively with no adjustment made to prior years.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	–	(16)	(2)
Scrapping of property, plant and equipment	(205)	(111)	(17)
Profit on disposal of property, plant and equipment	18	17	16
Total	(187)	(110)	(3)

The capital items in 2006 include the scrapping of property, plant and equipment during the year of the remaining carrying value of costs capitalized as part of the C4 Skeletal Isomerisation scheme of R81 million, R79 million for items of property, plant and equipment which formed part of the sulfur recovery project and the remaining carrying value of R10 million on the CFB reactors were scrapped during the year.

The capital items in 2005 include:

• Impairment of property, plant and equipment—following a business decision to utilize an alternative kiln for processing low sulfur coke, the electrical kiln was idle for a period of eight months. Although potential uses for this asset are being investigated, there are presently no expected future cash flows to be derived from this asset and as a result an impairment of the carrying value of the asset was recognized; and

• Scrapping of property, plant & equipment—various items of property, plant and equipment were scrapped during the year. These consist mainly of development costs for certain projects as well as certain smaller assets which are no longer being used by Sasol Synfuels.

Sasol Oil – results of operations

	2006	2005[2]	Change 2006/2005	Change 2006/2005 (%)	2004[2]	Change 2005/2004	Change 2005/2004 (%)
		(Rand in millions)			(Rand in millions)		
Turnover							
External	**32,243**	23,525	8,718	37	18,554	4,971	27
Inter-segment	**544**	187	357	191	297	(110)	(37)
Aggregated turnover	**32,787**	**23,712**	**9,075**	38	**18,851**	**4,861**	26
Operating costs and expenses[1] .	**(30,355)**	(21,820)	8,535	39	(17,430)	4,390	25
Operating profit	**2,432**	**1,892**	**540**	29	**1,421**	**471**	33
Operating margin . . . . . %	**7**	8			8		

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R8 million for both 2005 and 2004 has been recognized in operating costs and expenditure.

Results of operations 2006 compared to 2005

At a time when the South African liquid-fuels sector is enjoying strong volume growth, we continue to increase our market share, mostly on the strength of vigorous marketing efforts and the continuing expansion of our retail network launched in January 2004. We increased our complement of Sasol Convenience Centres and Exel retail service stations in South Africa by 9% from 345 to 376.

The business increased aggregated turnover by 38% from R23,712 million to R32,787 million due to a 3% increase in refining margins during 2006 and the weakening of the rand against the US dollar. Operating profit rose by 29% from R1,892 million to R2,432 million, due mostly to the strength of better refining margins and greater efficiency. On the downside, a drop in production volumes from the Sasol Synfuels operations and the Natref refinery restrained profit growth. Operating costs and expenses increased by 39% as a result of higher feedstock, such as crude oil.

The main factors contributing to the increase in operating profit were:

	Change 2006/2005	
	(Rand in millions)	%
Operating profit 2005	1,892	
Exchange rate effects	139	7
Net product and feedstock price increases	608	32
Inflation on fixed costs	(52)	(3)
Net negative volume and productivity effects	(210)	(11)
Capital items effects	55	3
Operating profit 2006	2,432	

Results of operations 2005 compared to 2004

The net increase in Sasol Oil's aggregated turnover of R4,861 million was mainly due to higher product prices of R6,970 million (primarily as a result of higher refining margins) and higher sales volumes of R294 million, which was partially offset by the strengthening of the rand against the US dollar of R2,403 million.

Operating costs and expenses of Sasol Oil amounted to R21,820 million in 2005, compared to R17,430 million in 2004, an increase of R4,390 million or 25%. The increase of 25% is mainly due to increases in direct productions costs as a result of higher prices of feedstock, such as crude oil prices, of R6,108 million and increased costs as a result of higher production of R248 million reduced by the effects of the strengthening of the rand against the US dollar resulting in reduction in feedstock cost of R2,024 million. Other operating costs increased as a result of annual fixed cost escalations of R84 million, increased depreciation cost of R76 million due to commencement of the depreciation of additional items of property, plant and equipment capitalized, an increase in the provision for doubtful debts of R16 million and other smaller increases of R12 million, offset by lower foreign exchange translation losses of R154 million.

The useful lives of our property, plant and equipment were assessed during 2005. Due to the extension of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R39 million. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	**(4)**	(3)	–
Impairment of intangible assets	**(1)**	(8)	–
Impairment of equity accounted investee	**–**	(42)	–
Loss on disposal of property, plant and equipment	**(3)**	(10)	**–**
Total	**(8)**	(63)	–

The capital items in 2006 include:

- Impairment of property, plant and equipment – Due to worse than expected performance of the truckstop in Sasolburg it was necessary to recognize an impairment of R4 million; and

- Impairment of intangible assets – During the 2004 year Sasol acquired Exel Petroleum. The carrying value of intangible assets of R1 million for 6 commercial contracts established in the allocation of the purchase price was impaired during the year as these contracts were performing worse than expected.

The capital items in 2005 include:

- Impairment of intangible assets – Of the commercial contracts acquired through the acquisition of Exel Petroleum, fourteen were terminated during the current year. The carrying value of these contracts amounting to R8 million were impaired; and

- Impairment of equity accounted investee – As part of the acquisition of Exel Petroleum we acquired an investment in Black Top Holdings (Pty) Limited (BTH). It was anticipated that this investment would be sold in the near future and it was therefore valued at fair value. During 2005, business problems surfaced at BTH which resulted in the deterioration of the cash flow position of the company and it was unable to meet its obligations. Accordingly, the investment in BTH was impaired by R42 million to a zero carrying value.

143

Sasol Gas – results of operations

	2006	2005[2]	Change 2006/2005	Change 2006/2005 (%)	2004[2]	Change 2005/2004	Change 2005/2004 (%)
	(Rand in millions)				(Rand in millions)		
Turnover							
External	**1,663**	1,408	255	18	1,389	19	1
Inter-segment	**1,546**	996	550	55	133	863	649
Aggregated turnover	**3,209**	**2,404**	**805**	33	**1,522**	**882**	58
Operating costs and expenses [1] .	**(1,683)**	(1,473)	210	14	(1,136)	337	30
Operating profit	**1,526**	**931**	**595**	64	**386**	**545**	141
Operating margin . . . . . %	**48**	39			25		

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R1 million for both 2005 and 2004 has been recognized operating costs and expenses.

Results of operations 2006 compared to 2005

Sasol Gas experienced strong growth and delivered pleasing financial results on the strength of higher pipeline-gas sales and prices. The business completed its second full financial year as a supplier and marketer of natural gas, which is produced in Mozambique. Sasol Gas achieved a 22% increase in sales volumes from 87 MGJ to 106 MGJ. The increase was attributable to higher sales to the Sasol chemicals plant at Sasolburg, Sasol Synfuels at Secunda and to South African industrial and commercial customers, mostly in Gauteng, Mpumalanga and KwaZulu-Natal. The business again benefited from higher selling prices, which are based on indices linked to producer price inflation and alternative energy prices, specifically oil products. Operating costs and expenditure increased by 24% after the effects of the profit of R203 million recognized on the disposal of a 25% interest in ROMPCO to iGas and the impairment R67 million of the dedicated pipeline during 2006. The increase was maintained in line with the increased gas sales through continued cost containment.

The main factors contributing to the increase in operating profit were:

	Change 2006/2005	
	(Rand in millions)	%
Operating profit 2005	931	
Exchange rate effects	(3)	−
Net product price increases	201	22
Inflation on fixed costs	(10)	(1)
Net volume and productivity effects	269	29
Capital items effects	138	15
Operating profit 2006	1,526	

Results of operations 2005 compared to 2004

The net increase in Sasol Gas' aggregated turnover of R882 million was mainly due to increased sales volumes as a result of the introduction of natural gas from Mozambique to inter-segment operations. The natural gas was introduced in March 2004, therefore the 2005 year reflects a full-year production compared to four months in the 2004 year.

The increase in external turnover in 2005 of R19 million or 1% is attributable to higher sales prices being achieved as a result of higher inflation and alternate energy price variations and higher volumes to new customers partly offset by energy optimization strategies followed by some of our major existing customers.

The increase in inter-segment turnover for 2005 of R863 million or 649% is mainly attributable to the sale of natural gas to the Sasol plants at Infrachem (Sasolburg) and Sasol Synfuels (Secunda) for the full year as compared to a four month period (March 2004 to June 2004) in the 2004 year.

Operating costs and expenses of Sasol Gas amounted to R1,473 million in 2005, compared to R1,136 million in 2004, an increase of R337 million or 30%. This increase of 30% is mainly attributable to the higher cost of gas of R141 million and increased fixed costs of R69 million as a result of increased activity, additional depreciation of R222 million due to the fact that certain items of property, plant and equipment relating to the natural gas project were depreciated for a full year in 2005 compared to four months in the 2004 year, less other income of R5 million earned and customer plant conversion costs incurred by us of R50 million, all associated with the introduction of natural gas.

Additionally Sasol Gas reassessed the useful lives of certain items of property, plant and equipment during 2005. The useful lives of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property, plant and equipment the depreciation charge was reduced by R50 million in 2005. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	(67)	–	–
Profit on disposal of business	205	–	–
Total	138	–	–

The impairment in 2006 is a result of the fact that Sasol Gas was required to supply both hydrogen-rich and natural gas during the period of converting customers to natural gas. A dedicated pipeline was built from Sasolburg to continue to supply hydrogen-rich gas. Upon completion of the natural gas conversion project, this pipeline was intended to be utilized in a number of applications which have proved not to be feasible. A portion of the pipeline with no alternative use to Sasol Gas has been impaired.

Effective 1 July 2005 a 25% interest in the Republic of Mozambique Pipeline Investment Company (Pty) Limited was sold to iGas under the shareholders' agreement. A profit of R205 million was realized on this transaction.

Sasol Synfuels International – results of operations

	2006	2005[2]	Change 2006/2005	Change 2006/2005 (%)	2004[2]	Change 2005/2004	Change 2005/2004 (%)
	(Rand in millions)				(Rand in millions)		
Turnover							
External	**161**	–	161		7	(7)	
Inter-segment	**–**	–	–		–	–	
Aggregated turnover	**161**	**–**	**161**		**7**	**(7)**	
Operating costs and expenses [1] .	**(803)**	(201)	602	300	(147)	54	37
Operating loss	**(642)**	**(201)**	**(441)**	219	**(140)**	**(61)**	44

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R2 million for both 2005 and 2004 has been recognized in operating costs and expenses.

Results of operations 2006 compared to 2005

The aggregated turnover generated during 2006 relates to the external portion of sales of catalyst for our Oryx GTL plant. This business hosts the growth ambitions of the group relating to GTL and CTL ventures. Its costs are associated with establishing and advancing the various opportunities that Sasol has to commercialize its proprietary Fischer-Tropsch technology. An operating loss of R642 million was incurred in the year as a direct consequence of our increased activity in this respect.

Results of operations 2005 compared to 2004

No turnover was generated during 2005 by Sasol Synfuels International. The aggregated turnover in 2004 was derived from the external portion of recoveries from joint ventures. Operating costs and expenses of Sasol Synfuels International amounted to R201 million in 2005, compared to R147 million in 2004, an increase of R54 million or 37%. This increase is a direct consequence of these increased activities in advancing the various opportunities.

In 2005 Sasol Synfuels International sold business rights to Chevron Synfuels Limited, a subsidiary of Chevron to enable the joint venture to participate in the second phase of the Qatar GTL project. A profit of R33 million was realized on this sale.

Sasol Polymers – results of operations

Our polymer-related activities are managed in two separate entities, Sasol Polymers a division of Sasol Chemical Industries Limited and Sasol Polymers International Investments a subsidiary of the Sasol Investment Company.

	2006	2005[2]	Change 2006/2005	Change 2006/2005 (%)	2004[2]	Change 2005/2004	Change 2005/2004 (%)
		(Rand in millions)			(Rand in millions)		
Turnover							
External	**7,537**	7,199	338	5	6,576	623	9
Inter-segment	**102**	83	19	23	86	(3)	(4)
Aggregated turnover	**7,639**	7,282	**357**	5	**6 662**	**620**	9
Operating costs and expenses [1] .	**(6,817)**	(5,807)	1,010	17	(5,641)	166	3
Operating profit	**822**	1,475	**(653)**	(44)	**1,021**	**454**	44
Operating margin . . . . . %	**11**	20			15		

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R9 million for both 2005 and 2004 has been recognized in operating costs and expenses.

Results of operations 2006 compared to 2005

Sasol Polymers experienced tougher trading conditions, but retained focus on optimizing production, marketing and logistics with particular emphasis on improving safety, productivity and customer service. Harsher trading conditions were attributable mostly to higher oil-derived feedstock costs and relatively low international polymer prices. Polymer selling prices tend to move with oil prices, but during 2006 there was a significant squeeze on our operating margin. On average, international oil prices rose by almost 35%, but average international polymer selling prices increased by only 3%. Having reported an 11% drop in production volumes in the previous year, due primarily to the incident at the Secunda ethylene plant, we increased production volumes by 5% during 2006. A greater increase was targeted, but we had to contend with lower production mostly due to upstream feedstock constraints, the impact of Project Turbo work at Sasolburg and Secunda and unplanned power outages at Sasolburg. Sasol Polymers increased aggregated turnover by 5% on the basis of the increased sales volumes, however, the impact of a decrease in the operating margin, through increased feedstock prices, decreased operating profit by 44%.

The main factors contributing to the decrease in operating profit were:

	Change 2006/2005	
	(Rand in millions)	%
Operating profit 2005	1,475	
Exchange rate effects	153	10
Net product and feedstock price decreases	(851)	(58)
– *crude oil*	(764)	(52)
– *other products*	(87)	(6)
Inflation on fixed costs	(56)	(4)
Net volume and productivity effects	252	17
Other [1]	(146)	(10)
Capital items effects	(5)	–
Operating profit 2006	822	

1. Includes the effect of the insurance proceeds received during 2005.

Results of operations 2005 compared to 2004

The increase in Sasol Polymers' aggregated turnover of R620 million, was mainly due to US dollar product price increases of R1,764 million partially offset by the appreciation of the rand against the US dollar resulting in a negative financial impact of R567 million and decreased sales volumes of R577 million. Our sales volumes decreased by 9% as production was interrupted for a 90 day period due to an explosion at the ethylene plant at the Secunda site in September 2004.

Operating costs and expenses of Sasol Polymers amounted to R5,807 million in 2005, compared to R5,641 million in 2004, an increase of R166 million or 3%. This increase is due to higher input cost as a result of higher oil prices of R995 million and higher cost due to inflation of R38 million. This increase was partially offset by the appreciation of the rand against the US dollar resulting in a positive effect of R257 million and lower input costs of R207 million resulting from the decreased volumes. R304 million, net of excess payments, was received as insurance payments to cover the contribution losses sustained in an explosion. An increase of R3 million due to various other differences was offset by management initiated cost reduction exercises of R42 million compared to the previous year.

Additionally Sasol Polymers reassessed the useful lives of certain items of property, plant and equipment during the 2005 year. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R170 million for 2005. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	**(23)**	(5)	–
Scrapping of property, plant and equipment	**(2)**	(5)	(5)
Profit/(loss) on disposal of property, plant and equipment	**8**	(2)	64
Total	**(17)**	(12)	59

The impairment of property, plant and equipment is mainly due to DPI Holdings, in which Sasol has a 50% interest, which has been classified as a disposal group held for sale during 2006, after identifying a potential buyer and approval by the Sasol Polymers divisional board to divest. The classification of DPI Holdings as held for sale necessitated the impairment of the net assets to the fair value less costs to sell.

Sasol Solvents – results of operations

The 2005 and 2004 Sasol Solvents segment results have been restated for the reclassification of the comonomers operations from Sasol Olefins & Surfactants.

	2006	2005[2]	Change 2006/2005	Change 2006/2005 (%)	2004[2]	Change 2005/2004	Change 2005/2004 (%)
	(Rand in millions)				(Rand in millions)		
Turnover							
External	**10,485**	9,361	1,124	12	7,937	1,424	18
Inter-segment	**1,181**	947	234	25	748	199	27
Aggregated turnover	**11,666**	10,308	1,358	13	**8,685**	1,623	19
Operating costs and expenses[1] .	**(10,793)**	(9,287)	1,506	16	(8,681)	606	7
Operating profit	**873**	1,021	**(148)**	(15)	**4**	1,017	
Operating margin . . . . . %	**7**	10			2		

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R4 million and R5 million for 2005 and 2004, respectively, has been recognized in operating costs and expenses in operating costs and expenses.

Results of operations 2006 compared to 2005

Sasol Solvents performed well in general considering the previous year's exceptional performance. Demand for most of our product portfolios remained robust. Plants ran well mostly at or above design capacity; logistical and marketing operations were well coordinated. While demand remained largely buoyant in most regional markets, with some growth being achieved for certain portfolios, escalating oil and related commodity prices impacted on margins, with some products being more harshly affected. Mostly on the strength of higher sales volumes and some price increases, aggregated turnover increased by 13%, however, operating costs and expenses increased by 16% primarily because of increased feedstock prices, thus reducing operating margins, and the negative impact of increased expenditure on capital items. Total sales volumes increased from 1.38 Mt to 1.58 Mt.

The main factors contributing to the decrease in operating profit were:

	Change 2006/2005 (Rand in millions)	%
Operating profit 2005	1,021	
Exchange rate effects	60	6
Net product and feedstock price decreases	(761)	(75)
– *crude oil*	(864)	(85)
– *other products*	103	10
Inflation on fixed costs	(66)	(6)
Net volume and productivity effects	(79)	(8)
Capital items effects	698	68
Operating profit 2006	873	

Results of operations 2005 compared to 2004

Aggregated turnover	**2005**	**2004**	**Change 2005/2004**	**Change 2005/2004**
	(Rand in millions)			(%)
After the reclassification of comonomers	10,308	8,685	1,623	19
Reclassification of comonomers	(1,904)	(2,230)	326	(15)
Before the reclassification of comonomers	8,404	6,455	1,949	30

The increase in aggregated turnover in 2005 before the reclassification of the comonomers activities was R1,949 million. This increase was due to the increase in external turnover of R2,107 million, which was attributable to an increase in product prices of R2,026 million which was offset by the appreciation of the rand against the US dollar resulting in a negative effect of R538 million and by an increase in sales volumes of R619 million. The increased prices and volumes were due to customer demand outstripping supply, and it is believed that these price levels have reached unsustainable levels. The increase in external turnover was partially offset by the decrease in inter-segment turnover of R158 million, which was mainly attributable to a decrease in sales volumes of R187 million and increase in product prices which was partly offset by the appreciation of the rand against the US dollar resulting in a negative effect of R18 million, partly offset by price increases of R11 million.

Operating costs and expenses	**2005**	**2004**	**Change 2005/2004**	**Change 2005/2004**
	(Rand in millions)			(%)
After the reclassification of comonomers	(9,287)	(8,681)	606	7
Reclassification of comonomers	2,121	2,339	(218)	(9)
Before the reclassification of comonomers	(7,166)	(6,342)	824	13

Operating costs and expenses before the reclassification of the comonomers activities increased by R824 million or 13%. This net increase is mainly attributable to variable costs increases of R771 million as a result the following:

- higher prices of R734 million;

- increase in the cost of feedstock due to higher crude oil prices of R565 million;

- partly reduced through the appreciation of the rand against the US dollar of R492 million; and

- lower production volumes of R36 million.

In addition fixed costs increased by R7 million, due to the inflationary increases of R19 million as well as various other increases amounting to R18 million, which were offset by the appreciation of the rand against the US dollar of R30 million. Additionally profits incurred on translation of foreign exchange transactions were R367 million higher than in the previous year.

Other income amounted to R38 million compared to R49 million in 2004, a reduction of R11 million or 22%. Other income consists mainly of rebates and management fees received.

Depreciation on the Acrylates plant for a full year after commissioning was higher by R90 million while depreciation on other property, plant and equipment was lower by R61 million due to the extension of the useful life of certain items. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. These changes in estimate were accounted for prospectively with no adjustment made to prior years. Included in net operating costs and expenses in 2004 was the profits realized on the disposal of the Acrylates plant of R50 million and various other items of property, plant and equipment of R2 million.

Operating profit of comonomers increased from R109 million in 2004 to R217 million in 2005 primarily due to the increase in chemical product prices which was partially offset by increases in the cost of feedstock due to higher crude oil prices.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	–	(437)	(42)
Reversal of impairment of property, plant and equipment	140	–	–
Impairment of intangible assets	(26)	(5)	–
Scrapping of property, plant and equipment	(7)	(151)	–
Loss on disposal of business	(2)	–	–
Profit on disposal of property, plant and equipment	–	–	23
Total	105	(593)	(19)

The capital items in 2006 include:

- Reversal of a previously recognized impairment – During 2005 an impairment was recognized of R140 million for Octene train 3 project due to increases in the capital costs. This project was not impaired under US GAAP. The successful outcome of negotiations of the selling price of the product which were finalized during the last quarter of 2005, has resulted in the return (based on a discounted cash flow model) expected to be generated by this plant exceeding the expected cost of construction. As a result, due to the change in economic circumstances, the impairment has been reversed.

- Impairment of intangible assets – includes:

  1. Impairment of Acrylates train 2 technology license (South Africa) – An impairment of the technology license for the second train of R14 million was recognized due to uncertainty regarding the expected product mix that will be manufactured and the decision to postpone the project due to the current de-bottlenecking of train one.

  2. Impairment of emission rights (carbon credits) – The group accounts for emission rights granted by government as an indefinite life intangible asset. This intangible asset is recognized at the fair value of the allowance on the date it is granted. No amortization is provided and the intangible asset is tested for impairment at least annually. Due to the decrease in the market price of emission rights

during the year, from euro 26.00 to euro 16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R12 million.

The capital items in 2005 include:

- Impairment of property, plant and equipment – includes:

  1. Impairment of Octene train 3 (South Africa) – The economic evaluation of the project indicated that it will be substantially more expensive than the original approved amount. As a result the entire amount of capital expenditure (including interest capitalized of R8 million) of R140 million was impaired. The Octene train 3 was not impaired under US GAAP as the carrying value did not exceed the undiscounted future cash flows. On 9 September 2005 the Sasol Limited board of directors approved the continuation of the project at a substantially higher capital cost subject to successful renegotiations of the product selling price to recover the cost of the capital to be invested. This impairment relates to the comonomers activities which have been reclassified from Sasol Olefins & Surfactants;

  2. Impairment of ketones and alcohols plants (Germany) – Both the ketones and ethanol plants were evaluated for impairment during 2005. The impairment assessment resulted in an impairment of the ketones plant of R13 million and of the ethanol plant of R71 million including an impairment of R5 million of intangible assets; and

  3. Impairment of n-butanol plant (South Africa)—The lower than budgeted economic performance and final cost of the n-butanol plant both lead Solvents to perform an assessment of impairment on the n-butanol plant. The results of the impairment assessment yielded an impairment of R218 million which is primarily attributed to the interest capitalized on the construction of the n-butanol plant.

- Scrapping of property, plant and equipment (South Africa)—During the current year, as a result of decisions taken by the Solvents board, the following items of property, plant and equipment assets were scrapped:

  1. Crotonaldehyde plant – R16 million;

  2. Propylene oxide and glycol ethers plants – R47 million; and

  3. Acetic acid plant – R 2 million

Furthermore, certain study costs were evaluated by Sasol Technology during the course of the year and these costs (R83 million) written off. Other smaller items scrapped amounted to R3 million.

Other Businesses – results of operations

Other businesses include Sasol Financing, Sasol Technology, Sasol Petroleum International, Sasol Nitro, Sasol Wax, Sasol Infrachem, Merisol and various smaller chemical businesses.

	2006	2005[2]	Change 2006/2005	Change 2006/2005 (%)	2004[2]	Change 2005/2004	Change 2005/2004 (%)
	(Rand in millions)				(Rand in millions)		
Turnover							
External	**9,329**	8,713	616	7	8,124	589	7
Inter-segment	**4,242**	3,534	708	20	3,609	(75)	(2)
Aggregated turnover	**13,571**	**12,247**	**1,324**	11	**11,733**	**514**	4
Operating costs and expenses[1] .	**(12,529)**	(11,767)	762	6	(11,972)	(205)	(2)
Operating profit	**1,042**	**480**	**562**	117	**(239)**	**719**	(301)
Sasol Financing							
Operating profit	**101**	84	17	20	154	(70)	(45)
Sasol Petroleum International							
Aggregated turnover	**1,237**	841	396	47	312	529	170
Operating profit/(loss)	**600**	280	320	114	(119)	399	(335)
Sasol Nitro							
Aggregated turnover	**3,402**	3,485	(83)	(2)	3,226	259	8
Operating profit/(loss)	**466**	449	17	4	(157)	606	(386)
Sasol Wax							
Aggregated turnover	**4,584**	4,075	509	12	4,042	33	1
Operating profit	**276**	208	68	33	266	(58)	(22)
Infrachem							
Aggregated turnover	**2,270**	2,013	257	13	2,329	(316)	(14)
Operating (loss)/profit	**(297)**	(364)	67	(18)	89	(453)	(509)
Merisol							
Aggregated turnover	**556**	535	(21)	4	497	38	8
Operating (loss)/profit	**(11)**	27	(38)	(141)	17	10	59

1.   Operating costs and expenses net of other income.

2.   Restated for the adoption of IFRS 2, Share-based payment.

Results of operations 2006 compared to 2005

Sasol Financing provides financing and treasury services to our group and also acts as our in-house bank. Its operating profit amounted to R101 million in 2006, compared to operating profit of R84 million in 2005. Changes in Sasol Financing's operating profit are mainly attributable to movements in the rand against the US dollar.

Sasol Petroleum International, through our partnership with Mozambique's state-owned company, Empresa Naçional de Hidrocarbonetos de Moçambique and the International Finance Corporation produced and sold 94 MGJ of natural gas from the Temane field. Sasol Petroleum International's share of the sales was 66 MGJ, a 22% increase on the previous year's 54 MGJ. Our share of gas condensate sales doubled from 225,000 b to 450,000 b. Through our 27.75% stake in Gabon's Etame field, we sold for our own account 1.7 million b of crude oil. Higher oil and gas prices, the weakening of the rand against the US dollar and increased volumes enabled Sasol Petroleum International to increase aggregated turnover by 47% and to more than double

operating profit from R280 million to R600 million. A loss of R82 million was recognized on the disposal of a 30% interest in the Temane central processing facility to Companhia Moçambicana Hidrocarbonetos and the International Finance Corporation effective 1 April 2006 mainly due to the strengthening of the rand since the construction of the facility. Total exploration costs expensed against operating profit amounted to R123 million for 2006 compared to R121 million for 2005. A new onshore exploration, appraisal and development drilling campaign will commence in 2007 with a budget of US$195 million. Drilling will be concentrated in the Pande and Temane field areas and targeted at increasing annual gas production over the next few years beyond 120 MGJ.

Sasol Nitro, which comprises our South African ammonia, fertilizers and explosives portfolios, benefited from high ammonia prices and a strong performance from explosives being partially offset by a substantial decrease in fertilizer sales. Sales volumes for our combined nitrogen value chain decreased by 20% mostly as a result of lower fertilizer sales and the switch of our Phalaborwa phosphoric acid operation to toll manufacturing in September 2005. Capital items in the previous year included a R28 million profit on the sale of our US operation, whereas 2006 includes a net loss of R28 million mostly due to the disposal of our electronic detonator business. The average ammonia price was significantly higher than that of the previous year and benefited Sasol Nitro by making a higher contribution to operating profit, which was also boosted by higher margins and strong sales for our non-fertilizer products. The ammonia production volumes at Sasolburg also increased. Fertilizer sales were down substantially due to an estimated 44% decline in South African maize plantings.

Sasol Wax produces and markets wax and wax related products to commodity and specialty wax markets globally. Sasol Wax maintained steady production and increased sales with the advantage of achieving better margins than in the previous year. High oil prices, however, impacted on feedstock prices in South Africa, Europe and the US, with the effects being more dramatic in the latter two regions. To Sasol Wax's benefit, the second half of 2006 was characterized by a worldwide shortage of paraffin waxes due to an overall buoyant global market and, more so, because of strong growth in general demand for waxes and related products. Shortages drove sales prices up significantly for most wax grades, including those produced through Sasol's Fischer-Tropsch process. An impairment of R17 million was recognized for the Pass Christian plant in the US which was damaged by Hurricane Katrina.

Sasol Infrachem has settled into its new role as a dedicated producer of reformed gas derived from natural gas, which it produces at Sasolburg through two autothermal reformers operated on behalf of Sasol Gas. Reformed gas production was stable during the year and above the set target. Gas production increased by almost 46% from 25.9 MGJ to 37.7 MGJ. Greater gas production – along with the increased provision of onsite utilities and ongoing cost containment – enabled an increase in turnover by 13%.

Merisol, our 50:50 cresylic acids joint venture with Merichem Company, had a tough year because of feedstock constraints at Secunda in South Africa early in 2006 and the disruptive impact of Hurricane Rita on its US operations at Houston, Texas, which lowered production. The hurricane interrupted the supply of gas and process chemicals to our plants for an extended period. This necessitated plant idling and a subsequent interruption in our supply of products to customers. Sales volumes decreased by almost 5% from 103 kt to 99 kt. Turnover increased by 5% on the strength of higher prices necessitated by higher energy and feedstock prices. Variable costs increased by 20% because of higher utility and feedstock prices worldwide.

Results of operations 2005 compared to 2004

Sasol Financing's operating profit amounted to R84 million in 2005, compared to operating losses of R154 million in 2004. Changes in Sasol Financing's operating profit are mainly attributable to movements in the rand against the US dollar.

Sasol Petroleum International's aggregated turnover increased to R841 million in 2005 from R312 million in 2004, mainly as a result of increased oil production and higher oil prices from the Etame oil field in Gabon, and a full year of production from the Temane gas field in Mozambique. Operating profit

amounted to R280 million in 2005 compared to an operating loss of R119 million in 2004 largely as a result of the increase in turnover. Total exploration costs expensed against operating profit amounted to R121 million for 2005 compared to R223 million for 2004 mainly as a result of a temporary decline in exploration activity in Mozambique.

Sasol Nitro's aggregated turnover increased to R3,485 million in 2005 from R3,226 million in 2004, an increase of R259 million or 8%. This increase is mainly because of stronger selling prices, as well as higher explosives and accessories volumes, which was partially offset by the stronger rand, lower phosphoric acid sales and the disposal of our investment in Sasol Southwest Energy joint venture in the United States. Following an impairment charge recognized in 2004, the final disposal of the investment realized a profit for the group of R28 million. Operating costs were contained through cost savings initiatives and greater efficiency, as well as benefits arising from the repositioning of the electronic detonator business and the increased sales volumes from the Sasol Dyno Nobel joint venture. Sasol Nitro's contribution to group profit was R449 million compared to the loss of R157 million in 2004.

Sasol Wax's aggregated turnover increased 5% in euro. The rand equivalent increase was 1% up from R4,042 million to R4,075 million. Higher oil-based feedstock prices kept operating margins under pressure. Sales volumes of wax and associated paraffinic products increased by 5% from 779.9Kt to 821.6Kt primarily as a result of securing new business. Sasol Wax's contribution to group operating profit decreased by 22% from R266 million to R208 million.

The conversion of Sasol Infrachem from coal gasification to natural gas reforming at Sasolburg towards the end of 2004 went smoothly when the two new autothermal reformers were brought into commercial production. The reformers production during 2005 alternated between prolonged periods of stable operations in line with planned production and intermittent downtime to resolve post commissioning technical shortcomings that limited full reformer capability. As a result of these interruptions, turnover dropped by almost 14% from R2,329 million to R2,013 million. Gas production fell from 53.4 MGJ (coal-based) to 25.9 MGJ (natural gas-based) and 12.5 MGJ (coal-based), a total of 38.4 MGJ. Sasol Infrachem incurred a loss of R364 million, primarily due to the consequence of the one-off costs incurred during the commissioning of the natural gas-fed autothermal reformers that have replaced the coal-fired gasifiers in Sasolburg which could not be passed on to customers.

Merisol, performed well and increased turnover by 6% from R497 million to R528 million. The increase is largely due to the strength of higher prices and sustained good sales across the product portfolio. Higher oil prices drove up costs for Merisol products manufactured in South Africa, Japan and the US. Merisol was able to absorb cost increases through price increases. Feedstock constraints, however, reduced sales volumes to 103.3Kt.

During the year Sasol undertook a reassessment of the useful lives of certain items of property, plant and equipment. The useful life of certain assets was extended due to technological innovations, product life cycles and maintenance programs. Due to these extensions of the useful lives of certain items of property, plant and equipment owned by Sasol Nitro, Sasol Wax and Sasol Technology, the depreciation charge was reduced by R25 million. These changes in estimate were accounted for prospectively with no adjustment made to prior years.

Segment review – discontinued operations

Sasol Olefins & Surfactants – results of operations

We acquired Condea in March 2001 from German-based RWE DEA AG for euro 1.3 billion (R8.3 billion). Most of this business was subsequently hosted in Sasol Olefins & Surfactants with production facilities mainly in the US, Europe and South Africa. In 2003, it was determined that we would continue to grow our chemical businesses conditional upon projects leveraging our technology or securing integrated and highly cost-competitive feedstock positions. We announced in August 2005 that we are considering the divestment of the Sasol Olefins & Surfactants business excluding our comonomers activities in South Africa. The Sasol Olefins & Surfactants business is not vertically integrated to our required standards; is not adequately linked to our proprietary Fischer-Tropsch technology process and has not adequately provided the integration benefits which we require. The financial impact of changes in the input costs of the business – together with current market-place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements. After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the business to its fair value. By 30 June 2006, we had completed most of the activities required to prepare this business for sale as a going concern and are presently in negotiations with potential buyers. It is envisaged that the disposal of the Sasol Olefins & Surfactants business will be completed within the next 12 months, subject to obtaining the relevant regulatory and other approvals. Until the business is sold, we remain committed to the strategic and operational goals of Sasol Olefins & Surfactants and will continue to provide the business with the support necessary to uphold its effectiveness and success.

	2006	2005[2 & 3]	Change 2006/2005	Change 2006/2005	2004[2 & 3]	Change 2005/2004	Change 2005/2004
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover							
External	18,545	16,742	1,803	11	15,152	1,590	10
Inter-segment	550	354	196	55	265	89	34
Aggregated turnover	**19,095**	**17,096**	**1,999**	12	**15,417**	**1,679**	11
Operating costs and expenses[1] .	(22,662)	(17,110)	5,552	32	(15,385)	1,725	11
Operating (loss)/profit	**(3,567)**	**(14)**	**(3,553)**		**32**	46	(144)

1. Operating costs and expenses net of other income.

2. Restated for the adoption of IFRS 2, Share-based payment. A share-based payment expense of R10 million for both 2005 and 2004 has been recognized in operating costs and expenses.

3. Restated for the reclassification of the comonomers operations to Sasol Solvents.

Results of operations 2006 compared to 2005

Sasol Olefins & Surfactants continued to build on its groundwork of the last three years, with emphasis on reducing fixed costs in a sustainable manner, improving customer relations, lifting productivity and optimizing its portfolio of surfactants, surfactant intermediates and speciality inorganic chemicals in the face of tougher market conditions. Despite ongoing optimization, the business was again severely hampered by largely unfavorable market conditions which impacted more harshly on some businesses. Most markets remain highly competitive due to continuing and, in some cases, increasing oversupply. Further substantial increases in oil prices and related feedstock prices, as well as natural gas and utility prices, could not be fully accommodated in higher selling prices. This led to sustained margin pressure and, in some instances, severe margin erosion. Aggregated turnover increased by 12% due mostly to higher sales prices. This benefit was fully absorbed by the higher feedstock and energy costs. Our global sales volumes were largely unchanged and, in general, the markets we sell into remained stable to stronger with the dominating characteristic being the oversupply of many products.

The financial impact of changes in the input costs of the business – together with current market-place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements.

The main factors contributing to the increase in operating loss were:

	Change 2006/2005	
	(Rand in millions)	%
Operating loss 2005	(14)	
Exchange rates effects	(4)	–
Net product and feedstock prices (decreases)/increases	280	27
– *crude oil*	(674)	(66)
– *other products*	954	93
Inflation on fixed costs	(24)	(2)
Net volume and productivity effects	(234)	(23)
Capital items effects	(375)	(37)
Fair value write down	(3,196)	(313)
Operating loss 2006	(3,567)	

Results of operations 2005 compared to 2004

Turnover	2005	2004	Change 2005/2004	Change 2005/2004
		(Rand in millions)		(%)
After the reclassification of comonomers	17,096	15,417	1,679	11
Reclassification of comonomers	1,298	1,965	(667)	(34)
Before the reclassification of comonomers	18,394	17,382	1,012	6

The net increase in Sasol Olefins & Surfactants' aggregated turnover of R1,012 million was mainly due to higher product prices. This increase was partially offset by a decrease in sales volumes and the appreciation of the rand against the euro and the US dollar.

Operating costs	2005	2004	Change 2005/2004	Change 2005/2004
		(Rand in millions)		(%)
After the reclassification of comonomers	(17,110)	(15,385)	1,725	11
Reclassification of comonomers	(1,505)	(2,064)	559	(27)
Before the reclassification of comonomers	(18,615)	(17,449)	1,166	7

Operating costs and expenses of Sasol Olefins & Surfactants amounted to R18,615 million in 2005, compared to R17,449 million in 2004, an increase of R1,166 million or 7%. This increase was mainly due to higher chemical feedstock and crude oil related costs of R2,134 million, offset by the appreciation of the rand against the euro and the US dollar which resulted in a positive effect of R1,229 million. The useful lives of certain items of property, plant and equipment were assessed during the 2005 year. Due to the extension of the useful lives of certain items of property plant and equipment the depreciation charge was reduced by R517 million for the current year. These changes in estimate were accounted for prospectively with no adjustment made to prior years. Additionally the costs were reduced through our restructuring initiatives in North America and Italy and a reduction of certain of our environmental obligations of approximately R127 million.

Capital items for the years under review

During the years under review operating costs and expenses includes the effect of the following capital items:

	2006	2005	2004
	(Rand in millions)		
Impairment of property, plant and equipment	(804)	(313)	(54)
Impairment of intangible assets	(104)	–	–
Impairment of goodwill	(4)	(209)	–
Scrapping of property, plant and equipment	(21)	(16)	(4)
(Loss)/Profit on disposal of business	–	(11)	52
Loss on disposal of property, plant and equipment	(14)	(23)	(14)
	(947)	(572)	(20)
Fair value write down	(3,196)	–	–
Total	(4,143)	(572)	(20)

The capital items in 2006 include:

- Impairment of property, plant and equipment – includes:

  1. Impairment of the organics business unit (Italy) – The organics business unit of Sasol Italy comprises the Augusta alkylates and alcohols plants, the Sardinian alkylates plant and the Terranova surfactant plants. Based on current market conditions (i.e. high oil derived feedstock prices, pressure on sales prices due to over supply in the market, amongst other) the assets of the cash generating unit have been impaired by R791 million to their estimated recoverable amount based on the value in use. This cash generating unit has not been impaired under US GAAP as the carrying value did not exceed the undiscounted future cash flows;

  2. Impairment of Sasol Gulf assets (United Arab Emirates) – A significant increase in the production capacity in the Middle East and the Gulf has increased the competitiveness of the surfactants market. After the performance of an impairment review, based on value in use, the entire carrying value of the assets of R22 million was impaired.

  3. Impairment of inorganic specialities plant (Italy) – In the previous year, the carrying value of this plant was impaired. During the current year, in order to support the business requirements of the global Sasol Olefins & Surfactants business unit, further capital expenditure was incurred on continuing operation of this plant. This expenditure, while meeting the requirements for capitalization in order to continue operating the plant, was reviewed for impairment. The plant continues to incur losses and therefore all additional expenditure of R16 million on this asset has been impaired.

- Impairment of intangible assets – The group accounts for emission rights (carbon credits) granted by government as an indefinite life intangible asset. This intangible asset is recognized at the fair value of the allowance on the date it is granted. No amortization is provided and the intangible asset is tested for impairment at least annually. Due to the decrease in the market price of emission rights during the year, from euro 26.00 to euro 16.00 per right (one right unit entitles the holder the right to emit one ton of carbon dioxide per year), the carrying value of the intangible asset at year-end was impaired by R83 million.

- After a review of valuations and bids received from interested parties, which confirmed our valuation, it was necessary to write-down the net asset value of the business to its fair value less costs to sell. This resulted in a reduction of net asset value and a charge to the income statement of R3.2 billion (R2.8 billion after tax).

The capital items in 2005 include:

- Impairment of property, plant and equipment and goodwill – includes:

    1. Impairment of the alkylates plant (North America) – The alkylates cash generating unit comprises the assets of the Baltimore and Lake Charles alkylate plants and the Lake Charles paraffin and solvents plants. An impairment was recognized of R288 million which is allocated first to goodwill (R79 million) and then to the underlying property, plant and equipment (R209 million). This cash generating unit has not been impaired under US GAAP as the carrying value did not exceed the undiscounted future cash flows;

    2. Impairment of inorganic specialties plant (Italy) – Due to prolonged losses being incurred by the inorganic business unit in Sasol Italy the long-lived assets were assessed for impairment. The net present value of estimated future cash flows is less than the carrying value of the asset and accordingly an impairment of R103 million was recognized under IFRS and US GAAP;

    3. Goodwill of R130 million in Sasol Italy was impaired as a result of the losses incurred in this business.

- Scrapping of property, plant and equipment – In Sasol North America miscellaneous assets with a carrying value of R16 million were scrapped.

- Loss on disposal of assets – A loss on disposal of various items of property, plant and equipment of R23 million was incurred.

- Loss on disposal of business – The final purchase price for the disposal of Sasol Servo to Elementis in 2004 was finalized. A reduction in the settlement proceeds and the profit on disposal realized in 2004 of R11million was recognized during the current year.

On the adoption of IFRS 3 – Business combinations we have derecognized the carrying value of the negative goodwill of R610 million at the beginning of the 2005 financial year, with a corresponding adjustment to our opening retained earnings. As a result our net operating costs as internally reported in 2005 are higher due to the fact that we have not amortized the goodwill during the current year and therefore excluded the amortization of R162 million, which was included in the 2004 year.

RECENT ACCOUNTING PRONOUNCEMENTS

The following recent accounting pronouncements which are applicable to the group have been issued by the FASB and have been adopted by the group during 2006:

Statement of Financial Accounting Standards No. 123R, Share-based payment (SFAS 123(R)), FSP FAS 123(R)-1, FSP FAS 123(R)-2, FSP FAS 123(R)-3 and FSP FAS 123(R)-4

The standard requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the reward.

The group adopted SFAS 123(R) and the related FASB Staff Positions retrospectively from 1 July 2005 for all periods presented. The impact of adopting this standard is set out in the accounting policies, see "Item 18 – Financial statements".

Statement of Financial Accounting Standards No. 151, Inventory costs, an amendment of ARB No. 43, Chapter 4 (SFAS 151)

In November 2004, the FASB issued SFAS 151 which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

The group adopted SFAS 151 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity.

Statement of Financial Accounting Standards No. 153, Exchanges of nonmonetary assets, an amendment to APB Opinion No. 29 (SFAS 153)

SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard requires nonmonetary exchanges to be accounted for at fair value of the assets exchanged, with gains and losses recognized, if the fair value is determinable and the transaction has commercial substance.

The group adopted SFAS 153 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity.

FASB Interpretation No. 47, Accounting for conditional asset retirement obligations, an interpretation of FASB Statement No. 143 (FIN 47)

In March 2005, the FASB issued FIN 47, which is effective for the group from 1 July 2005. FIN 47 clarifies that the phrase "conditional asset retirement obligation," as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. It is acknowledged in SFAS143 that in certain cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

There were no additional asset retirement obligations requiring recognition by the group as a result of the initial adoption of FIN 47 with effect from 1 July 2005.

EITF Issue 06-3, How taxes collected from customers and remitted to governmental authorities should be presented in the income statement (that is, gross versus net presentation) (EITF 06-3)

During its meeting in March 2006, the EITF reached tentative conclusion on how taxes, assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and collected from customers and remitted to governmental authorities, should be presented in the income statement. Taxes within EITF 06-3 can be presented either on a gross (included in revenues and costs) or a net (excluded from revenues) basis as provided in the entities accounting policy. For taxes that are reported on a gross basis disclosure should be provided of the amount of those taxes for each period for which an income statement is presented if those amounts are significant.

The group has adopted the guidance of EITF 06-3 and presents taxes within the scope on a net basis (excluded from revenue). The adoption of this guidance had no impact on the group's accounting policies.

EITF Issue 04-6, Accounting for stripping costs incurred during production in the mining industry (EITF 04-6)

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred.

The group adopted EITF 04-6 effective from 1 July 2005. The adoption of this standard did not a material impact on the group's results of operations, financial position or liquidity or the group's accounting policies.

EITF Issue No. 04-13, Accounting for purchases and sales of inventory with the same counterparty (EITF 04-13)

The EITF reached consensus on EITF 04-13 at its September 2005 meeting. This issue addresses when it is appropriate to measure purchases and sales of inventory at fair value and record the effect of this transaction in cost of sales and turnover and when these transactions should be recorded as exchanges measured at the carrying value of the item sold. It was concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the carrying value of the items sold.

The group adopted EITF 04-13 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity.

EITF Issue No. 03-13, Applying the conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the impairment or disposal of long-lived assets, in determining whether to report discontinued operations (EITF 03-13)

In November 2004, the EITF of the FASB reached a consensus on EITF 03-13 on evaluating whether the criteria in paragraph 42 of Statement of Financial Accounting Standards No. 144, *Accounting for the impairment or disposal of long-lived assets*, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.

The group adopted EITF 04-13 effective from 1 July 2005. The EITF was considered in the presentation of the group financial statements.

The following recent accounting pronouncements which are applicable to the group but not yet effective have been issued and have not been adopted by the group:

Staff Accounting Bulletin No. 108, Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements (SAB 108)

In September 2006, the SEC issued SAB 108. SAB 108 provides interactive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after 15 November 2006, with earlier adoption encouraged. The group is currently in the process of assessing the impact the adoption of SAB 108 will have on its financial statements.

Statement of Financial Accounting Standards No. 158, Employers' accounting for defined benefit and other postretirement plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158)

On 29 September 2006, the FASB issued SFAS 158 which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 requires a company to initially

recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the year ending after 15 December 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for years ending after 15 December 2008.

The group is in the process of evaluating the impact of this pronouncement on our results of operations, financial position or liquidity.

FASB Interpretation No. 48, Accounting for uncertainty in income taxes—an interpretation of FASB Statement No. 109 (FIN 48)

In July 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to recognize in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after 15 December 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.

The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FAS 13-1, Accounting for rental costs incurred during a construction period (FSP No. 13-1)

In October 2005, the FASB issued FSP FAS 13-1 which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The guidance requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The rental costs shall be included in income from continuing operations. FSP FAS 13-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended 30 June 2007.

The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FAS 115-1 and FAS 124-1, The meaning of other-than-temporary impairment and its application to certain investments (FSP FAS 115-1 and FAS 124-1)

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 providing guidance for the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended 30 June 2007.

The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FIN 46(R)-6, Determining the variability to be considered in applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6)

In April 2006, the FASB issued FSP FIN 46(R)-6 to address how to determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46(R)). The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity considering the nature of the risks in the entity, determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after 15 June 2006.

The group is evaluating the impact of this statement and believes that it will not have a material impact on our results of operations, financial position or liquidity.

5.B   Liquidity and capital resources

Liquidity

Management believes that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our reasonably foreseeable working capital and debt requirements. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowings to fund specific projects.

The following table provides a summary of our cash flows for each of the three years ended 30 June:

	2006	2005	2004
	(Rand in millions)		
Net cash generated by operating activities	**18,875**	14,097	9,686
Net cash utilized in investing activities	**(11,766)**	(11,732)	(9,677)
Net cash utilized in financing activities	**(6,214)**	(1,465)	(1,729)

The cash generated from our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The remaining cash is applied primarily to invest in our capital investment program.

The cash flows generated/(utilized) by discontinued operations has been combined with continuing operations in the presentation of the cash flow statement. The following table provides a summary of the cash flows of our discontinued operation (Sasol Olefins & Surfactants) for each of the three years ended 30 June:

	2006	2005	2004
	(Rand in millions)		
Net cash generated by operating activities	**1,275**	596	1,256
Net cash utilized in investing activities	**(980)**	(554)	(732)
Net cash utilized in financing activities	**(17)**	(1,265)	(1,219)

The absence of cash flows generated/(utilized) by Sasol Olefins & Surfactants, are not expected to have a significant impact on the liquidity of the group. Strong expected cash flows from continuing operations and the anticipated proceeds from the disposal of Sasol Olefins & Surfactants will have a positive impact on liquidity.

Operating activities

Net cash generated by operating activities has increased for the past three years in succession to R18,875 million in 2006 from R14,097 million in 2005 and R9,686 million in 2004. Cash flows generated by operating activities include the following significant cash flows:

	2006	2005	Change 2006/2005	Change 2006/2005	2004	Change 2005/2004	Change 2005/2004
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated from operating activities	**24,215**	17,868	6,347	36	13,839	4,029	29
Income tax paid	**(5,484)**	(3,616)	1,865	52	(4,005)	(389)	(10)

In 2006 we saw a further increase in the average dated Brent crude oil price to US$62.45/b from the average of US$ 46.17/b in 2005 and US$31.30/b in 2004. This increase in the crude oil price has had a positive impact on our operating profit and cash generated by operating activities. Cash generated by operating activities has increased by 36% to R24,215 million in 2006 and by 29% to R17,868 million in 2005. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels. The increase in tax paid during the year is due to the increase in taxable profit as discussed under the operating results above.

Investing activities

In line with our capital investment program cash utilized in investing activities has increased over the past three years from R9,677 million in 2004 to R11,732 million in 2005 and R11,766 million in 2006. Cash flows utilized in investing activities include the following significant cash flows:

	2006	2005	Change 2006/2005	Change 2006/2005	2004	Change 2005/2004	Change 2005/2004
	(Rand in millions)			(%)	(Rand in millions)		(%)
Purchases of property, plant and equipment	**(9,703)**	(10,157)	(454)	(4)	(8,671)	1,486	17
Investments in equity accounted investees	**(1,831)**	(768)	1,063	138	(376)	392	104

The increase in purchases of property, plant and equipment and investments in equity accounted joint ventures is primarily due to an increase in capital expenditure on projects to expand our operations which includes the following key projects:

Projects and investments[1]	Business categories	2006	2005	2004
			(Rand millions)	
Project Turbo – polymers projects low-density polyethylene and polypropylene	Sasol Polymers	**2,608**	3,321	936
Sasol Oil distribution network . . .	Sasol Oil	**191**	294	114
2nd and 3rd Octene trains	Sasol Solvents	**714**	288	519
Mozambique Natural Gas	Sasol Gas and Sasol Petroleum International	**38**	244	2,077
Clean Fuels Project	Sasol Oil	**–**	215	–
Acrylic acid and acrylates	Sasol Solvents	**–**	–	740
15th Oxygen train	Sasol Synfuels	**–**	–	104
Capital projects of equity accounted investees				
Oryx GTL and Escravos GTL . . .	Sasol Synfuels International	**1,734**	1,245	1,235
Arya Sasol Polymer (Iran)	Sasol Polymers International Investments	**1,590**	823	295

1. The amounts include business development costs and our group's share of capital expenditure of equity accounted joint ventures.

In addition we invested R5,331 million, R5,163 million and R3,363 million on property, plant and equipment in 2006, 2005 and 2004, respectively, to enhance existing operations.

Financing activities

The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities and the commercial paper program. Long-term capital expansion projects and acquisitions of businesses are financed by a combination of floating and fixed rate debt. This debt is usually in the measurement currency of the project or acquisition being financed and repayment terms match the expected cash flow to be generated by the asset or business acquired.

Net cash effect of financing activities was R6,214 million, R1,465 million and R1,729 million in 2006, 2005 and 2004 respectively. The following significant cash flows are included in financing activities:

	2006	2005	Change 2006/2005	Change 2006/2005 (%)	2004	Change 2005/2004	Change 2005/2004 (%)
	(Rand in millions)				(Rand in millions)		
Dividends paid to shareholders	**(3,660)**	(2,856)	804	28	(2,748)	108	4
Repayment of debt	**(5,035)**	(4,957)	78	2	(10,789)	(5,832)	(54)
Proceeds from borrowings . . .	**1,840**	5,911	(4,071)	(69)	11,932	(6,021)	(50)

Dividends paid amounted to R3,660 million in 2006 compared to R2,856 million in 2005 and R2,748 million in 2004. Our dividend distribution policy is to distribute increasing dividends on a regular basis, to the extent permitted by our earnings. In particular, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.7 times. Our dividend cover for 2006 of 2.3 is outside the target range, however, when measured against earnings from continuing operations is 3.1, which is within the target range.

During 2005 a Eurobond of 300 million euro (R2.4 billion) was raised. The proceeds of the Eurobond were used to reduce our short-term borrowings in South Africa and assist in diversifying and extending the average tenure of our portfolio. In addition we replaced specific asset based financing used to acquire Condea with group debt. This debt has reduced the value of assets pledged as security, as well as the negotiation of better interest rates and less onerous covenants.

Capital resources

Sasol Financing and Sasol Financing International act as our group financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing and Sasol Financing International.

Our long-term capital expansion projects are financed by means of a combination of floating and fixed-rate long-term debt. This debt is normally financed in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

Our debt comprises the following:

	2006	2005
	(Rand in millions)	
Long-term debt, including current portion	**11,211**	10,747
Short-term debt	**1,606**	4,546
Bank overdraft	**442**	266
Total debt	**13,259**	15,559
Less cash and cash equivalents	**(2,808)**	(2,350)
Net debt	**10,451**	13,209

Our debt profile has moved significantly toward a longer-term bias which is a reflection of both our capital investment program and the excellent results generated by existing operations over the last three years. This operating performance has reduced our dependency on short-term borrowing facilities.

The group has borrowing facilities with major financial institutions of approximately R34,689 million (2005 – R34,219 million). Of these facilities R13,259 million (2005 – R15,559 million) has been utilized at year end.

There were no events of default for the years ended 30 June 2006 and 30 June 2005.

Our major funding facilities at 30 June 2006 are set out below.

	Expiry Date	Currency	Facilities (Rand in millions)	Utilization
Uncommitted facilities				
Commercial banking facilities	Various (short-term)	Rand	12,880	1,102
International commercial paper program	Various (short-term)	Euro	151	–
Commercial paper program	None	Rand	6,000	–
Committed facilities				
Revolving credit facility (syndicated)	May 2008	Euro	1,834	–
Revolving credit facility	May 2008	Euro	1,834	487
Debt arrangements				
RSA Bond	August 2007	Rand	2,000	2,000
Japan Bank for International Co-operation	June 2013	US dollar	419	419
Eurobond	June 2010	Euro	2,750	2,750
Natref [1]	Various	Rand	1,230	1,078
Asset based finance				
The Republic of Mozambique Pipeline Investment Company (Pty) Limited[1]	December 2017	Rand	2,502	2,502
Sasol Petroleum Temane Limitada[1]	June 2015	Euro and Rand	1,202	1,202
Property finance leases				
Sasol Oil [1]	Various	Rand	687	687
Other banking facilities and debt arrangements . .	Various	Various	1,200	1,032
			34,689	**13,259**

Comprising	
Long-term debt, including current portion	11,211
Short-term debt	1,606
Bank overdraft	442
	13,259

1. Facilities held by these subsidiaries.

Excluded from the above analysis are borrowing facilities held by the group's joint ventures:

	Facilities (Rand in millions)	Utilization
Oryx GTL Limited	2,459	2,329
Arya Sasol Polymer Company	1,911	1,795
Sasol Dia Acrylates (South Africa) (Pty) Limited	1,179	712
Other	130	89
	5,679	**4,925**

Besides our normal commercial banking facilities, the majority of which is in South Africa, another facility to fund short-term funding requirements in South Africa is our commercial paper program of R6 billion, normally at fixed interest rates. We had no exposure on the program at 30 June 2006.

We manage our short-term debt interest rate exposure by making use of a combination of commercial banking facilities with variable interest rates and commercial paper issues at fixed interest rates.

Debt profile

We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues.

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
			(Rand in millions)		
Maturity profile long-term debt	571	2,682	4,569	3,389	11,211

We endeavor to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, net asset value, amongst other. There were no events of default in the year ended 30 June 2006.

The covenant terms above are defined contractually in each of the agreements for the above facilities using definitions agreed to between the parties derived from amounts published in the financial statements of Sasol prepared in terms of IFRS for any year and adjusted in terms of the agreed definitions.

Moody's assigned Sasol Aa3.za long-term and Prime-1.za short-term South African national scale credit ratings and a global Baa1 rating. Standard and Poor's affirmed the long-term foreign-currency rating as BBB+ equivalent to Moody's global Baa1 rating.

For information regarding our material commitments for capital expenditure see "Item 4.D – Property, plants and equipment".

5.C Research and development, patents and licenses

Research and development

Our research and development function consists of a central research and development division in South Africa, which focuses on fundamental research while our decentralized divisions focus on applications. The central research function has a full suite of state-of-the-art pilot plants to support both current and future technology being developed.

Our application research and development capabilities are focused around four areas:

- technical service;
- analytical service;
- plant support; and
- new applications, products and processes.

Total expenditure on research and development in years 2006, 2005 and 2004 was R277 million, R188 million and R358 million respectively.

For further information regarding our research and development activities, see "Item 4.B – Business overview – Sasol Technology".

5.D Trend information

Our financial results since the end of 2006 have been principally affected by fluctuations in dated Brent crude oil prices and a further weakening of the rand to US dollar.

In recent months, the derived European Brent crude oil spot price has declined from the year-end level of US$71.10/b to US$58.53/b on 22 September 2006 with a high of US$78.26/b and a low of US$57.89/b during that period. Given the current uncertain political environment the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

The rand to US dollar exchange rate was R7.17 at 30 June 2006. After trading in a range of between R6.72 and R7.23 to the US dollar during July and August 2006, the rand weakened further reaching R7.76 per US dollar at 29 September 2006 with a high of R7.76 per US dollar and a low of R6.72 per US dollar during that period. Whilst the exchange rate during the current year has been relatively less volatile than in previous years we are unable to forecast whether this will continue in the foreseeable future.

5.E Off-balance sheet items

We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, special purpose entities or unconsolidated affiliates.

Guarantees

The group has issued the following guarantees for which the liabilities have not been included in the balance sheet.

	Note	2006 Maximum potential amount (Rand in millions)	2006 Guarantee included in the balance sheet (Rand in millions)
In respect of GTL ventures	1	8,301	109
In respect of joint venture commitments	2	1,360	–
Guarantees issued in respect of letter of credit	3	1,172	–
Performance guarantees	4	1,035	238
Other guarantees and claims	5	313	24
To RWE-DEA AG	6	276	–
Customs and excise	7	111	–
In respect of the natural gas project		70	–
Subsidiaries financial obligations		18	–
		12,656	371
– continuing operations		12,001	371
– discontinued operations		655	–

1. Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including inter alia:

   • A completion guarantee has been issued for Sasol's portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,459 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during the fourth quarter of the 2006 calendar year.

- A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (approximately R884 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during the fourth quarter of the 2006 calendar year.

- A guarantee has been issued for the obligation of a wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol's equity contribution is estimated at US$160 million (R1,147 million). It is expected that the project will be commissioned during the fourth quarter of the 2006 calendar year.

- A guarantee in respect of the performance of the Oryx GTL plant has been issued to the joint venture partners, amounting to approximately US$31million (R225 million). An amount of R109 million has been accrued in respect of this guarantee. The inter-company guarantee and liability has been eliminated on consolidation.

- A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL Limited to an amount of US$250 million (R1,793 million).

- A performance guarantee for the obligations of subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million (R1,793 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation.

All guarantees listed above are issued in the normal course of business.

2. Guarantees issued to various financial institutions in respect of debt obligations of joint venture companies accounted for using the equity method. The total liability included on the balance sheet of the joint venture is R848 million.

3. Various guarantees issued in respect of letters of credit issued by subsidiaries.

4. Various performance guarantees issued by subsidiaries. An accrual of R238 million was recognized in respect of certain guarantees.

5. Included in other guarantees are environmental guarantees of R123 million.

6. Various performance guarantees issued in favor of RWE-DEA AG.

7. Various guarantees were issued in respect of the group's customs and excise obligations.

Product warranties

The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated group financial statements.

5.F   Tabular disclosure of contractual obligations

Contractual obligations/commitments. The following significant contractual obligations existed at 30 June 2006:

Contractual obligations (excluding capital expenditure)	Total amount	Amount finance charges	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
					(Rand in millions)			
Operating leases	2,372	–	261	225	206	181	173	1,326
External long-term debt .	11,211	(3,851)	1,424	3,369	1,133	3,768	912	4,456
External short-term debt .	1,606	(49)	1,655	–	–	–	–	–
Bank overdraft	442	(10)	452	–	–	–	–	–
Purchase commitments .	273	–	94	86	73	20	–	–
Capital leases	958	(824)	165	156	158	145	143	1,015
Total	**16,862**	**(4,734)**	**4,051**	**3,836**	**1,570**	**4,114**	**1,228**	**6,797**

Capital commitments. Commitments are budgeted, approved and reported in accordance with our management policy for segmental reporting.

The following table sets forth our authorized capital expenditure as of 30 June:

Capital expenditure	2006 (Rand in millions)
Authorized and contracted for	**28,060**
Authorized but not yet contracted for	**6,306**
Authorized capital expenditure	**34,366**
Less expenditure to date	**(20,500)**
Unspent capital commitments (continuing operations)	**13,866**
Discontinued operations	**762**
Total operations	**14,628**

For more information regarding our planned capital expenditure see "4.A History and development of the company – Capital expenditure".

It is estimated that the expenditure will be incurred as follows:

Contractual commitments	Total amount	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years
			(Rand in millions)		
Capital commitments	13,866	8,786	3,506	1,530	44

The above amounts are as reported to our Board. They exclude capitalized interest but include business development costs and our group's share of capital expenditure of equity accounted investees.

We make use of forward exchange contracts and cross currency swaps to hedge all our major capital expenditure in foreign currency (i.e. contracts contracted in a currency other than the rand) immediately upon commitment of expenditure or upon approval of the project. See "Item 11 – Quantitative and qualitative disclosure about market risk".

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A   Directors and senior management

We are managed by our Board of Directors (Board), the Group Executive Committee (GEC) and the chief executive. Corporate governance structures and processes are continuously reviewed to reflect national and international best practice.

We comply with the JSE Listings Requirements and the applicable US corporate governance requirements of the SEC, the NYSE and legislation such as the Sarbanes-Oxley Act. In addition we have compared our corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and have confirmed to the NYSE that we comply in all significant respects with such NYSE corporate governance standards, except as disclosed in our annual report and on our website (www.sasol.com). We endorse the principles of the South African Code of Corporate Practices and Conduct (SA Code) as recommended in the King II report.

The board of directors

As at 16 October 2006 our Board comprised sixteen directors, of which eleven were non-executive and five were executive directors. During the reporting year all the non-executive directors, with the exception of Messrs. Pieter Cox, Anshu Jain, Dr. Mandla Gantsho and Ms Hixonia Nyasulu, were considered to be independent in accordance with the SA Code and the rules of the NYSE. However, the Board is of the view that all our non-executive directors bring independent judgment to bear on material decisions of the company.

The offices of chairman and chief executive are separate and the office of the chairman is filled by a non-executive director. With effect from 1 January 2006 Mr. Pieter Cox became the chairman in place of Mr. Paul Kruger. Mr. Pat Davies took over the role of chief executive from Mr. Pieter Cox on 1 July 2005.

Our Board currently comprises the following:

Name	Position	Age	Member since	Current term expires[1]
Pieter Vogel Cox	Non-executive chairman	63	January 1996	November 2006
Lawrence Patrick Adrian Davies	Chief executive	55	August 1997	November 2006
Trevor Stewart Munday	Deputy chief executive	57	May 2001	November 2006
Elisabeth le Roux Bradley	Independent non-executive director	67	February 1998	November 2006
Warren Alexander Morten Clewlow	Independent non-executive director	70	July 1992	November 2006
Brian Patrick Connellan	Independent non-executive director	66	November 1997	November 2006
Hendrik George Dijkgraaf	Independent non-executive director	59	October 2006	November 2006
Victoria Nolitha Fakude	Executive director	41	October 2005	November 2007
Mandla Sizwe Vulindlela Gantsho	Non-executive director	44	June 2003	November 2006
Anshuman Jain	Non-executive director	43	July 2003	November 2007
Imogen Nonhlanhla Mkhize	Independent non-executive director	43	January 2005	November 2007
Anthony Madimetja Mokaba	Executive director	45	May 2006	November 2006

Name	Position	Age	Member since	Current term expires[1]
Sam Montsi	Independent non-executive director	61	March 1997	November 2007
Thembalihle Hixonia Nyasulu	Non-executive director	52	June 2006	November 2006
Kandimathie Christine Ramon	Executive director	39	May 2006	November 2006
Jürgen E Schrempp	Independent non-executive director	62	November 1997	November 2006

1. Under our Articles of Association, one-third of the serving directors shall retire at the annual general meeting of the company or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The number of directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance.

Pieter Cox has been our non-executive chairman since January 2006. He joined the group in 1971 and became our director in 1996. From 1997 to 2005, he served as chief executive of our group. He is also a director of a number of major companies in the group. In 1993, he was appointed managing director and chief executive of Polifin Limited. In May 1996, he became chief operating officer of Sasol Limited and served in this role prior to assuming the position of chief executive of Sasol. He received a Bachelor of Science Engineering (Metallurgy) degree in 1966 and a Bachelor of Science Engineering (Mining) degree in 1968 from the University of the Witwatersrand, South Africa. He attended the Executive Program at Stanford Business School in the United States in 1990. He received honorary doctorates from the University of the Free State, South Africa and the University of St Andrews, Scotland in 2006.

Pat Davies became our chief executive on 1 July 2005 and has been our director since 1997. He is also a director of several other companies in the group. He joined the group in 1975 and has been responsible for various portfolios, the most recent of which was the oil, gas and liquid fuels businesses, including Sasol Synfuels, Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, Sasol Gas and Sasol Technology. He was also responsible for the globalization of Sasol's GTL technology. He received a Bachelor of Science Engineering (Mechanical) from the University of Natal, South Africa in 1975 and attended the Management Program at Harvard Business School in the United States in 1986.

Trevor Munday has been our director since 2001. He was appointed deputy chief executive with effect from 1 July 2005 and was chief financial officer until he relinquished the position on 1 May 2006. He will retire from our Board at the end of December 2006. He joined the group in 1996 and has been responsible for investor relations, planning, corporate affairs, brand management and Sasol's chemical businesses. He will remain responsible for our chemical businesses until 31 December 2006. He served as the managing director of Polifin Limited from 1996 to 2001 prior to its acquisition by us. He received a Bachelor of Commerce from Natal University, South Africa in 1970.

Elisabeth Bradley has been our director since 1998. She is currently chairman of Toyota SA (Pty) Limited, Wesco Investments Limited, Metair Investments Limited and the Winkler Hotel. She is also a director of several other companies, including Standard Bank Group Limited, the Tongaat-Hulett Group Limited and Anglogold Ashanti Limited. She is deputy chairman of the South African Institute of International Affairs and chairman of the Centre for Development and Enterprise. She received her Bachelor of Science from the University of the Free State, South Africa in 1961 and a Master of Science from the University of London in 1964.

Warren Clewlow has been our director since 1992. He is currently chairman of Barloworld Limited and Pretoria Portland Cement Company Limited. He is past chairman of the State President's Advisory Council and was awarded the Order of Meritorious Service, Gold Class, for service to South Africa. He became a chartered accountant in 1959 and was awarded an honorary doctorate by the University of Natal in 1990.

Brian Connellan has been our director since 1997. From 1990 to 2000, he served as executive chairman of Nampak Limited and from 2000 to 2001 as non-executive chairman of Nampak. He was a director of Nampak until September 2005. He is also a director of several other companies, including Tiger Brands Limited, ABSA Group Limited, Reunert Limited, Illovo Sugar Limited and Oceana Group Limited. He is past councilor of the South African Foundation, The Corporate Forum and The Institute of Directors and a contributor to both King Reports on Corporate Governance in South Africa. He received his Certificate in Theory of Accountancy from Witwatersrand University, South Africa in 1961 and became a chartered accountant in 1963.

Henk Dijkgraaf became our director on 16 October 2006. He is the former chief executive officer of Gasunie Trade and Supply BV and held various positions in the Royal Dutch Shell group between 1972 and 2003 in the Netherlands, Malaysia, Gabon, Syria and the United Kingdom including the positions of President, Shell Nederland BV, Director, Shell Exploration and Production and Chief Executive, Gas, Power and Coal. He is a member of the Board of the Royal Tropical Institute KIT and deputy chairman of the Netherlands Institute for the Near East NINO. He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Program at the Massachusetts Institute of Technology in the United States in 1987.

Nolitha Fakude became our director on 1 October 2005. She is responsible for the world-wide Human Resources for the group as well as stakeholder relationships and transformation. She is also a director of several other companies in the group. Before joining Sasol, she was a member of the Group Executive Committee at Nedbank Group Limited. She is also a non-executive director of BMF Investments (Pty) Limited, the majority shareholder of the Black Management Forum, of which she is the president. She holds Bachelor of Arts and Honors degrees in Psychology from the University of Fort Hare and attended the Senior Executive Program at Harvard Business School in the United States in 1999.

Mandla Gantsho has been our director since 2003. He is the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank, prior to which he was chief executive officer and managing director of the Development Bank of Southern Africa. Between 1999 and 2000 he was seconded as advisor to a vice-president of the International Finance Corporation in Washington. He obtained a Bachelor of Commerce from the University of Transkei in 1983 and a Certificate in Accountancy Theory and a Bachelor of Commerce (with Honors) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He became a chartered accountant in 1987. He also obtained a Masters in Science from The George Washington University in 2002 and a PhD from the University of Pretoria, South Africa in 2006.

Anshu Jain has been our director since 2003. He has been a member of the General Executive Committee of Deutsche Bank AG since 2002. He is currently the managing director and head of global markets at Deutsche Bank. Prior to this appointment he was a managing director of Merrill Lynch in New York. He obtained a Bachelor of Arts (with Honors) in economics from Delhi University in 1983 and a Master of Business Administration in Finance from the University of Massachusetts in 1985.

Imogen Mkhize has been our director since 1 January 2005. She is a director of Murray & Roberts Holdings Limited, Illovo Sugar Limited, Datacentrix Holdings Limited, Allan Gray South Africa Limited and Vodafone Investments (SA) and serves on the Financial Markets Advisory Board. She was the chief executive officer of the 18th World Petroleum Congress from June 2003 to July 2006. Previously, she was the executive chairman of the Zitek Group and the managing director of Lucent Technologies South Africa. In 2001, the World Economic Forum recognized her as a Global Leader for Tomorrow. She obtained a Bachelor in Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

Benny Mokaba became our director on 1 May 2006. He is responsible for the South African energy cluster including Sasol Mining, Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Secunda Shared Services. He is also a director of several other companies in the group. Before joining Sasol, he was the executive chairman and regional vice president of Shell Southern Africa. He also worked for, among others, the Development Bank of

Southern Africa. He was acting director general in the national department of welfare, headed Steinmüller Africa (which was subsequently acquired by Deutsche Babcock) and was chairman of Siemens Southern Africa. He obtained a Masters in Social Work from Fort Hare University, South Africa in 1988 and completed a doctorate in Public Policy and Economics on a Fulbright Scholarship at Brandeis University in Waltham, Massachusetts in the United States in 1993. He completed the Advanced Executive Programme at the University of South Africa in 1997.

Sam Montsi has been our director since 1997. He is chairman of Montsi Investments (Pty) Limited. He is a director of Independent News and Media (SA) (Pty) Limited, Business Arts South Africa and all companies in which Montsi Investments has invested. He received a Bachelor of Arts in Development Economics from the University of Botswana, Lesotho and Swaziland in 1970 and a Masters in Development Economics from Williams College in Massachusetts in the United States in 1973.

Hixonia Nyasulu became our director on 1 June 2006. She is the executive chairman of Ayavuna Women's Investments (Pty) Limited. She is also a director of Anglo Platinum Limited, Defy (Pty) Limited, the Tongaat-Hulett Group Limited and chairperson of the Development Fund of the Development Bank of Southern Africa. She has a Bachelor of Arts in Social Work and a Bachelor of Arts (Honors) degree in Psychology. She also holds an Executive Leadership Development Programme certificate from the Arthur D Little Management Education Institute (Cambridge, Massachusetts) and attended the International Programme for Board Members at the Institute of Management Development in Lausanne, Switzerland in 1997.

Christine Ramon became our director on 1 May 2006. She is the chief financial officer and a director of several other companies in the group. Before joining Sasol, she was the chief executive of Johnnic Holdings Limited, prior to which she held several senior positions including acting chief operating officer and financial director. She started her career with Coopers & Lybrand and progressed to audit manager at their offices in South Africa and Italy. During this time she was, amongst other things, seconded to the Independent Electoral Commission as deputy finance director. She is also a director of Transnet Limited. She obtained a Bachelor of Accounting Science and Honors degree from the University of South Africa in 1988 and 1989 respectively and became a chartered accountant in 1990. She attended the Senior Executive Program at Harvard Business School in the United States in 1999.

Jürgen Schrempp has been our director since 1997. He is the former chairman of the board of management of DaimlerChrysler AG and a director of Vodafone Group, Compagnie Financière Richemont SA and non-executive chairman of Daimler Chrysler South Africa. He is founding chairman of the Southern Africa Initiative of German Business (SAFRI), and a member of the South African President's International Investment Council. He is chairman emeritus of the Global Business Coalition on HIV/AIDS and Honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

Chief executive

Our chief executive, who is appointed by the Board, is responsible for the day-to-day management and the strategic direction of the company. Our Board may from time to time confer upon our chief executive any of their powers as they deem fit, and may confer, recall, revoke, vary or alter these powers.

Senior management

The following is a list of our senior executive officers as of 1 October 2006, as well as members of our GEC, whose current areas of responsibility we set out below:

Name	Position and areas of responsibility
Lawrence Patrick Adrian Davies	Chief executive.
Trevor Stewart Munday	Deputy chief executive.
Kandimathie Christine Ramon	Chief financial officer.
Johannes Albertus Botha	Group general manager, responsible for Sasol Technology.
Abraham de Klerk	Group general manager, responsible for operations excellence, including health, safety and the environment, integration across business units and skills development.
Victoria Nolitha Fakude	Executive director responsible for group human resources, key stakeholder relationships and transformation.
Nereus Louis Joubert	Group general manager and company secretary, responsible for legal, procurement and supply, insurance, risk management and internal audit functions.
Anthony Madimetja Mokaba	Executive director responsible for the energy businesses in South Africa, including Sasol Mining, Sasol Synfuels, Sasol Oil, Sasol Gas and Sasol Secunda Shared Services.
Max Vuyisile Sisulu	Group general manager currently handing over responsibility for government relations to Ms Fakude in anticipation of his retirement at the end of December 2006.
Giullean Johann Strauss	Group general manager responsible for Sasol Petroleum International, Sasol Synfuels International and Sasol Chevron.
Jan Adrian van der Westhuizen	Group general manager responsible for Sasol Mining, the establishment of an organizational approach suitable for Sasol's future, Sasol Secunda Shared Services, and group information management.
Rynhardt van Rooyen	Group general manager, responsible for strategic projects such as our future black economic empowerment (BEE) equity ownership strategy and our future joint venture business and partnership model, particularly for our envisaged offshore CTL and GTL ventures.

Hannes Botha has been our group general manager since 2003. He has been responsible for Sasol Technology since August 2006, prior to which he was responsible for Sasol's liquid fuel business, gas business and Sasol Synfuels. He joined Sasol in 1981 as a divisional manager and after acting as general manager responsible for manufacturing facilities and engineering activities of various plants, was promoted to managing director of Sasol Synfuels in 1993 and the managing director of Sasol Oil in 1998. He is a director of several companies in the group. He obtained his Bachelor of Science (Electrical Engineering) in 1970 from the University of Pretoria, South Africa and in 1980 his Master of Business Leadership from the University of South Africa.

Bram de Klerk became our group general manager in 2003. He has been responsible for operations excellence, including health, safety and the environment, integration and skills development since August 2006. Prior to that he was responsible for Sasol Technology and safety, health and the environment. He was the managing director of Sasol Synfuels from 1998 until 2003 and was appointed a director of Sasol Technology in September 2003. He joined Sasol in 1973 as an assistant design engineer and became managing director of

National Petroleum Refiners of SA (Pty) Limited in 1993. He is a director of several companies in the Sasol group. He received a Bachelor of Science (Mechanical Engineering) from the University of Pretoria, South Africa in 1973 and a Master of Business Administration from the University of Potchefstroom, South Africa in 1978.

Nereus Joubert has been our company secretary since joining Sasol in 1994 and a group general manager since 2003. Currently he is responsible for the group company secretarial, legal, procurement and supply, insurance, risk management and internal audit functions and serves on the boards of several of the companies of the Sasol group. He obtained a Bachelor of Laws degree, a post-graduate Bachelor of Laws degree and a Doctor of Laws degree from Rand Afrikaans University, South Africa (now the University of Johannesburg) in 1978, 1980 and 1985 respectively and attended the Advanced Management Program at Harvard Business School in the United States in 2000. He also conducted post doctoral research at the University of Saarland, Germany as an Alexander Von Humboldt scholar during 1989 and 1993. Prior to joining the company, he was a professor of law and vice dean of the faculty of law of the Rand Afrikaans University, South Africa (now the University of Johannesburg).

Max Sisulu joined Sasol as our group general manager in 2003. He is currently handing over responsibility for government relations to Ms. Fakude in anticipation of his retirement at the end of December 2006. He is a council member of the Human Sciences Research Council and a member of the recently established National Environment Advisory Forum of the Department of Environmental Affairs and Tourism. He is a non-executive director of African Rainbow Minerals Limited, Imperial Holdings Limited and the Resolve Group, non-executive chairman of Ukhamba Holdings as well as a director of several companies in the Sasol group. He obtained a Master of Arts in Political Economy from the Plekhanov Institute in Moscow in 1969 and a Masters of Arts in Public Administration from the Kennedy School for Government at Harvard University in the United States in 1993. He was the recipient of the Govan Mbeki Fellowship at the University of Amsterdam, Netherlands, where he completed and published an extended research paper on the micro-electronics industry in South Africa from 1984 to 1985.

Lean Strauss became our group general manager in August 2005, responsible for Sasol Synfuels International, Sasol Petroleum International and Sasol Chevron. He joined Sasol in 1982 as an investment officer of the Sasol Pension Fund. He spent most of his career with Sasol Oil and held the positions of general manager, manufacturing and supply as well as general manager, marketing. He was appointed general manager of Sasol Gas in 1997 and managing director of Sasol Nitro in 2002. He is also a director of several companies in the Sasol group. He obtained Bachelor of Commerce and Honors degrees from the University of Stellenbosch prior to joining Sasol and a Masters of Commerce degree in Business Management from the Rand Afrikaans University (now the University of Johannesburg) in 1986.

Jannie van der Westhuizen has been our group general manager since 2003, responsible for the mining division, the establishment of an organizational approach suitable for Sasol's future, Sasol Secunda Shared Services, and group information management, previous to which he was the general manager responsible for group human resources and mining. He joined Sasol Mining in 1986 and was the general manager of Brandspruit Colliery, Sasol Mining when he left in 1993 to join Eskom as Fuel and Water Manager. In 1996, he joined Organization Development International as the Director and Head of Mining Practice and in April 1997 rejoined Sasol as managing director, Sasol Mining. He is a director of several companies in the group. He obtained his Bachelor of Science (Industrial Engineering) in 1972, a Master of Business Administration in 1975 and in 1979 a Post Graduate Diploma in Mining (Cum Laude) from the University of Pretoria, South Africa. He attended the Executive Management Program in 1991 at the Pennsylvania State University, United States and in 2002, attended the Stanford Executive Program at Stanford University, United States.

Rynhardt van Rooyen is our group general manager responsible for strategic projects such as our future black economic empowerment (BEE) equity ownership strategy and our future joint venture business and partnership model, particularly for our envisaged offshore CTL and GTL ventures. Prior to this he was responsible for the group financial function. He joined Sasol in 1977 as a senior accounting officer. He is a director of several companies in the group. He obtained a Bachelor of Commerce from the University of the Orange Free State, South Africa in 1971 and a Bachelor of Accounting Science and Honors degree from the

University of South Africa in 1975. He became a chartered accountant in 1976 and is registered with the South African Institute of Chartered Accountants. In 1986, he attended the Executive Management Program and in 1994, the Strategic Purchasing Management Program at the Pennsylvania State University in the United States.

See above for biographies of our executive directors.

6.B   Compensation

Compensation of senior management under the JSE Listings Requirements. We are not required to, and do not otherwise, disclose compensation paid to individual senior managers.

For details on the shares and shares options held by our Board named in Item 6.A see "Item 6.E – Share ownership".

The following tables summarize the compensation received by our executive and non-executive directors in the year 2006.

Compensation

Executive directors' remuneration for the year were as follows:

Executive directors	Salary R'000	Annual incentives[1] R'000	Retirement funding R'000	Other benefits R'000	Total 2006 R'000	Total 2005 R'000
Pat Davies	4,515	2,085	820	388	**7,808**	4,640
Nolitha Fakude	1,727	365	354	246	**2,692**	–
Benny Mokaba	441	400	90	48	**979**	–
Trevor Munday	3,796	1,940	758	400	**6,894**	4,316
Christine Ramon	383	n/a	79	48	**510**	–
Pieter Cox	1,323	4,169	–	238	**5,730**	9,227
Jan Fourie	n/a	n/a	n/a	n/a	**n/a**	743
Total	12,185	8,959	2,101	1 368	**24,613**	18,926

1. Refers to incentives awarded, based on the group results for the 2005 financial year and includes the once-off sign-on bonus received by Ms Fakude and Dr Mokaba.

Other benefits disclosed in the table above include:

Executive directors	Vehicle benefits R'000	Medical benefits R'000	Vehicle insurance fringe benefits R'000	Security benefits R'000	Other benefits R'000	Total other benefits R'000
Pat Davies	337	21	3	27	–	**388**
Nolitha Fakude	223	14	–	9	–	**246**
Benny Mokaba	45	3	–	–	–	**48**
Trevor Munday	337	18	3	42	–	**400**
Christine Ramon	45	3	–	–	–	**48**
Pieter Cox	–	4	–	16	218[1]	**238**

1. Included under other benefits are travel benefits (R98,585), leave encashment on retirement (R117,962) and retirement funding in compliance to retirement fund rules up to actual retirement date (R1,300), in respect of the period during which Mr. Cox was an executive director.

The group executive committee's remuneration (excluding the executive directors disclosed separately above who are members of the group executive committee) for the year was as follows:

Group executive committee	Salary R'000	Annual incentives[1] R'000	Retirement funding R'000	Other benefits R'000	Total 2006 R'000	Total 2005 R'000
Total	13,336	5,741	2,452	1,827	23,356	15,674
Number of members					8	6

1. Refers to incentives awarded, based on the company results for the 2005 financial year.

Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board meeting fees R'000	Paid by subsidiaries R'000	Committee fees R'000	Share incentive trustee fees R'000	Total 2006 R'000	Total 2005 R'000
Elisabeth Bradley	243	–	145	20	408	369
Warren Clewlow	243	–	266	–	509	513
Brian Connellan	243	–	388	20	651	542
Pieter Cox (chairman)[1]	333	1,819	327	–	2,479	–
Mandla Gantsho	243	–	121	–	364	300
Anshu Jain[2]	519	–	–	–	519	495
Imogen Mkhize	243	–	73	–	316	139
Sam Montsi	243	–	290	20	553	426
Hixonia Nyasulu[3]	20	–	6	–	26	–
Jürgen Schrempp[2]	601	–	–	–	601	509
Paul Kruger[4]	243	1,289	181	–	1,713	3,263
Conrad Strauss[5]	121	40	97	–	258	416
Jan Fourie[6]	n/a	n/a	n/a	n/a	n/a	462
Steven Pfeiffer[7]	n/a	n/a	n/a	n/a	n/a	182
Total	3,295	3,148	1,894	60	8,397	7,616

1. Deputy chairman of the board, thereafter appointed chairman from 1 January 2006

2. Fees paid in US dollars. Rand equivalent of US$82,500 at actual exchange rates.

3. Appointed as a non-executive director of Sasol Limited with effect from 1 June 2006.

4. Retired as a non-executive director of Sasol Limited with effect from 1 January 2006.

5. Retired as a non-executive director of Sasol Limited with effect from 2 December 2005.

6. Mr. Fourie retired as non-executive director of Sasol Limited with effect from 1 January 2005.

7. Mr. Pfeiffer resigned as non-executive director of Sasol Limited with effect from 31 October 2004.

Directors' service contracts

There are no fixed-term service contracts for executive and non-executive directors. Executive directors have standard employee service agreements with notice periods ranging between 30 and 90 days.

An executive director is required to retire from the board at the age of 60, unless requested by the board to extend his or her term. A non-executive director is required to retire from the board at the end of the year in which the director turns 70, unless the board, subject to the articles of association and by unanimous resolution on a year-to-year basis, extends the director's term of office until the year in which he or she turns 73.

6.C   Board practices

The board of directors

Refer to item 6.A Directors and senior management for the composition of our board of directors.

Appointment, retirement and re-election of directors

Our directors are elected by our shareholders at the annual general meeting. The Board may appoint any person as a director, either to fill a vacancy or as an addition to the Board, provided that the total number of directors does not at any time exceed the maximum of 16 directors of which a maximum of five may be executive directors. Directors appointed by the Board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in the Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

At the annual general meeting of the company, one-third of the serving directors shall retire or, if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

A director who was appointed for the first time at an annual general meeting or by the Board after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders if they were re-appointed after retirement by either the Board or the shareholders.

Board procedures and matters

The Board has adopted a Board Charter of which a copy is available on our website (www.sasol.com). It provides a concise overview of:

- the demarcation of the roles, functions, responsibilities and powers of the Board, the shareholders, individual directors, officers and executives of the company;

- the terms of reference of the various board committees;

- matters reserved for final decision-making or pre-approval by the Board; and

- the policies and practices of the Board in respect of matters such as corporate governance, trading by directors in the securities of the company, declarations of conflicts of interest, Board meeting documentation and procedures and the nomination, appointment, induction, training and performance evaluation of directors and members of Board committees.

A quorum for a Board resolution comprises five directors, three of whom must be non-executive. The Board meets at least four times a year. It approves the strategic direction of the company defined by the chief executive, maintains full and effective control over the company and monitors the executive management through a structured approach to reporting and accountability. However, the company adopts a decentralized approach to the day-to-day running of the businesses of the group.

The independent non-executive directors are chosen for their experience, business skills and acumen and bring independent, experienced judgment to bear on issues of strategy, performance and resources, including key appointments, standards of conduct, protection of stakeholders' interests and the setting of company policy. Considerations of gender and racial diversity, as well as diversity in respect of business, geographic and academic backgrounds, are taken into account when appointments to the Board are considered.

Newly appointed directors are inducted in the company, board matters and their duties as directors in accordance with their specific needs.

The effectiveness and performance of the Board, its committees and the individual directors and members of the Board and its committees are reviewed annually by the Nomination and Governance Committee.

Our Board is supported by the advice and services of the company secretary, who is appointed in accordance with the South African Companies Act, and who is responsible to the Board for ensuring the proper administration of Board proceedings. The company secretary also provides guidance to the directors in connection with their legal duties and responsibilities and the manner in which such duties and responsibilities, including not dealing in the company's securities during restricted periods, should be discharged. A report on directors' dealings in the company's securities is tabled at each Board meeting and publicly disclosed in accordance with the applicable JSE and NYSE listings requirements.

The directors are entitled to seek independent professional advice at the company's expense about the company's affairs and have access to any information they may require in discharging their duties as directors.

Board committees

To assist our Board in discharging its responsibilities, we have established several committees, which are accountable to the Board and operate on the basis of specific charters. The charters of the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the Risk and Safety, Health and Environment Committee (Risk and SHE Committee) form part of the Board Charter and are available on our website (www.sasol.com).

Our subsidiaries, as well as their operating businesses, have also established board and committee structures to ensure the maintenance of high standards and best practice with respect to corporate governance and internal control. We retain decision-making involvement in respect of a defined list of material matters in respect of the businesses of our subsidiaries. This list includes matters such as the appointment of directors, strategy charters, large capital expenditure and mergers, acquisitions and disposals. The boards of our main subsidiaries and divisions are constituted in such a way that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division.

The Chairman of our Board and members of the GEC serve on the Boards of all the main Sasol businesses. The attendance of the Chairman at our main subsidiary board meetings provides an essential link between our businesses and the non-executive directors of our Board.

The Compensation Committee

The Compensation Committee was established in 1989 and as of January 2006 comprises five members, four of whom are independent non-executive directors. As of 30 June 2006, its members were Pieter Cox (chairman), Elisabeth Bradley, Warren Clewlow, Brian Connellan and Sam Montsi. The Compensation Committee meets at least twice a year to discuss and determine the group's remuneration policy and strategy.

The functions of the Compensation Committee are to:

- assist the Board in exercising its function of ensuring that affordable, fair and effective compensation practices are implemented in our group;
- determine the compensation of group management members;
- make recommendations to the board in respect of directors' fees and the compensation and service conditions of the executive directors, including the chief executive; and
- provide a channel of communication between the board of directors and management on compensation matters.

The Compensation Committee has determined our remuneration philosophy, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for us to achieve our business goals and to base remuneration on personal and company performance in accordance with competitive market practices.

The Nomination and Governance Committee

The Nomination and Governance Committee was formed during 2002 and as of 1 June 2006 is comprised of five directors, three of whom are independent non-executive directors. The members of this committee are Pieter Cox (chairman), Elisabeth Bradley, Warren Clewlow, Sam Montsi and Hixonia Nyasulu. The Nomination and Governance Committee meets at least twice a year.

The functions of the Nomination and Governance Committee include reviewing and making recommendations to the Board on the general corporate governance framework of the group, the composition and performance of the Board, its committees, individual directors and committee members, legal compliance and the company's ethics policy and programs.

The Audit Committee

The Audit Committee was established in 1988 and is an important element of the Board's system of monitoring and control. The Audit Committee meets at least three times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. They are Brian Connellan (chairman), Warren Clewlow and Jürgen Schrempp. Mr. Warren Clewlow has been determined by the Board as the Audit Committee financial expert within the meaning of the Sarbanes-Oxley Act.

The Audit Committee has been established primarily to assist the board in overseeing:

- the quality and integrity of the company's financial statements and public disclosures in respect thereof;
- the scope and effectiveness of the external audit function; and
- the effectiveness of the company's internal controls and internal audit function.

The board has delegated extensive powers in accordance with King II and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee and which may be approved by a designated member of the Audit Committee.

The Audit Committee meets regularly with the group's external and internal auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors' engagement letter on the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the Audit Committee. Interim and annual results of the group and trading statements of the company are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the board are satisfied that there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised.

The Risk and Safety, Health and Environment Committee

The Risk and SHE Committee was formed during 2002. It is comprised of five executive and four non-executive directors, Pat Davies, Nolitha Fakude, Benny Mokaba, Trevor Munday, Christine Ramon, Sam Montsi (chairman), Brian Connellan, Pieter Cox and Imogen Mkhize. The committee meets at least twice a year. The functions of the committee include reviewing and assessing the integrity of our risk management process including effective management of risk policies and strategies in respect of safety, health and environmental matters.

The GEC

Our Board has delegated a wide range of matters relating to the management of our group to the GEC, including financial, strategic, operational, governance, risk and functional issues. Its focus is on the formulation of our group strategy and policy and the alignment of group initiatives and activities. The GEC meets weekly and reports directly to our Board.

For the members of the GEC see "Item 6.A – Directors and senior management".

The committee of managing directors (CMD)

During the year, the GEC's functioning was supported by the committee of managing directors, which replaced the Southern African Executive Committee and International Executive Committee with effect from 17 August 2005. The committee of managing directors consists of the managing directors of Sasol's most significant businesses. The focus of the committee is on common material issues pertaining to Sasol's businesses. The committee's main functions include alignment of Sasol's businesses with the group mission, vision, strategies, targets and policies and consideration of material business, strategic, financial and functional issues. The committee meets once a month and reports to the GEC.

Internal control and risk management

Internal controls

Our directors are ultimately responsible for our company's system of internal control, which is designed to provide reasonable assurance against material misstatement. The group maintains systems of internal financial controls that are designed to provide assurance regarding the maintenance of proper accounting records and the reliability of financial information used within the group and for publication. These systems contain self-monitoring mechanisms and controls, and actions are taken to correct deficiencies as they are identified. The internal control systems include:

- a documented organizational structure and reasonable division of responsibility;

- established policies and procedures which are communicated throughout the group, including a code of conduct to foster a strong ethical climate; and

- established mechanisms and systems to ensure compliance with relevant legislation.

As required by the SEC rules, the general disclosure controls and procedures of our company have been formalized and are assessed periodically by management and our Board for effectiveness. For more information on disclosure controls and internal controls over financial reporting see "Item 15. – Controls and procedures". With effect from 1 July 2006, we are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We have concluded our project to comprehensively document and test the internal control environment to conform to the Section 404 requirements. During 2006 a limited scope review of our testing and reporting process was performed by our external auditors. Both our testing process and the review by our external auditors indicate that our internal financial reporting controls are operating effectively. Although some aspects of internal control were identified for improvement, we do not believe that any of these represent a significant risk to our business. We expect all these internal control weaknesses to be remediated before the end of the 2006 calendar year.

Internal audit function

We have an internal audit function covering our global operations. Our internal audit function is responsible for the following:

- assisting the board and management in monitoring the effectiveness of our risk management process; and

- assisting the board and management in maintaining effective controls by evaluating those controls on an ongoing basis to determine their efficiency and effectiveness and developing recommendations for improvement.

The controls subject to evaluation include the following:

- the information management environment;

- the reliability and integrity of financial and operating information;

- the safeguarding of assets; and

- the effective and efficient use of the company's resources.

Audit plans are based on an assessment of risk areas, as well as on issues highlighted by the Audit Committee and management. Audit plans are updated as appropriate to ensure that they are responsive to changes in the business. Comprehensive findings are reported to the Risk and SHE Committee and the Audit Committee at each of their scheduled meetings.

Follow-up audits are conducted in areas where internal control weaknesses are found or were previously experienced.

Corporate governance best practice requires that the internal audit function report directly to the Audit Committee. Such a direct reporting requirement is ensured by the Audit Committee mandate and practice to:

- evaluate the effectiveness of internal audit;

- review and approve the internal audit charter, internal audit plans and internal audit conclusions in respect of internal control;

- review significant internal audit findings and the adequacy of corrective action taken in response to significant internal audit findings;

- assess the performance of the internal audit function and the adequacy of available internal audit resources;

- review significant differences of opinion between management and the internal audit function;

- consider the appointment, dismissal or reassignment of the head of internal audit.

The Charter of the Internal Audit Department provides that the head of internal audit has direct access to the chief executive and the chairman of the Audit Committee.

The head of internal audit reports administratively to the Group General Manager responsible for the company secretarial, legal, risk management and insurance departments.

Risk management

The Board is responsible for governing risk management processes in the group in accordance with corporate governance requirements.

184

The establishment of a more formalized enterprise-wide risk management process was initiated during the 2002 year with the following principal objectives:

- providing the Board with assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels in order to achieve an optimal risk-reward balance; and

- making risk identification and risk management an integral part of the daily activities of everyone in the organization.

Substantial progress has been made to date in achieving the above objectives. There are still certain components of the process which need to be further developed and embedded and programs are in place to address these.

Our enterprise-wide risk management approach is guided by the following key principles:

- a clear assignment of responsibilities and accountabilities;

- a common enterprise-wide risk management framework and process;

- the identification of uncertain future events that may influence the achievement of business plans and strategic objectives; and

- the integration of risk management activities within the company and across its value chains.

Significant group risks are reviewed at least annually and each risk is assigned to a GEC member that is responsible for the management of the particular risk.

Our insurance department, with the assistance of external insurance consultants, undertakes regular risk control audits of all our plants and operations using recognized international procedures and standards. We participate in an international insurance program that provides, at competitive costs, insurance cover for losses above tolerable levels.

Disaster recovery plans for critical information management systems are continually reviewed. Certain of these plans are subject to regular testing and, in other cases, are subjected to ongoing tests to ensure their robustness and reliability.

For more information on the main risks facing our group see "Item 3.D – Risk factors".

Sustainability reporting

We currently report on all aspects of the group's social, transformational, ethical, safety, health and environmental policies and practices to the Board and, from time to time, to the group's stakeholders. A comprehensive sustainability report is published annually and is available on our website (*www.sasol.com*).

6.D   Employees

We have developed and implemented six values group-wide in order to support our vision, culture and strategic goals. The six Sasol values – *customer focus, winning with people, safety, excellence in all we do, continuous improvement and integrity* have been rolled out to all of our employees. We continue to focus to fully integrate behavior in accordance with our values in our performance management system.

Our human resources strategy

We refined our group human resources (HR) development and management strategy to ensure its alignment with, and more effective support of, our business strategy. This is part of a wider commitment to make Sasol an employer of choice while pursuing growth opportunities. Because of our strong presence in South Africa, we remain sensitive to national socioeconomic transformation issues and continue to progress our employment equity (EE) and workplace transformation initiatives.

Workforce Composition[1 & 2]

Region	2006	2005	2004
South Africa	25,728	24,737	24,888
Europe	1,303	1,196	1,474
North America	208	112	153
Other	694	555	551
Total	**27,933**	**26,600**	**27,066**

Business	2006	2005	2004
Continuing operations:			
Sasol Mining	7,084	7,115	7,642
Sasol Synfuels	6,135	6,098	5,792
Sasol Oil	1,718	1,778	1,777
Sasol Gas	194	174	153
Sasol Synfuels International	363	161	70
Sasol Polymers	2,392	2,467	2,682
Sasol Solvents	1,472	1,339	1,335
Other	8,575	7,468	7,615
Total	**27,933**	**26,600**	**27,066**

1. Includes the workforce of our incorporated joint ventures accounted for under the equity method for US GAAP.

2. Excludes the workforce of Sasol Olefins & Surfactants of approximately 3,337 at 30 June 2006.

Maintaining a skilled and stable workforce

Our vision to become a respected global enterprise and our rapid growth over the last decade necessitates the application of accelerated development programs for our employees. In South Africa we invested more than R113 million in employee training and development. This investment includes in-house technical training, and self-learning centres. An additional R25 million was invested in 400 undergraduate and 60 postgraduate bursaries, with emphasis on developing scientific, engineering and technological skills.

To ensure effective talent management planning, we have finalized ten-year HR development plans for all businesses. We approved an enhanced strategy aimed at attracting and retaining top talent. This integrated approach allows us to identify and develop high-caliber leadership, and fill critical and new positions quickly and with confidence. Our strategic approach to planning HR allows us to anticipate future talent needs and to develop talent pools of sufficient depth and experience to meet those needs. We were recently rated among the ten best companies to work for in South Africa.

We have also provided training to 211 Nigerians for our Escravos GTL plant. This training commenced in August 2005 and is expected to extend for between 26 and 31 months, depending on the disciplines trained.

Promoting workplace equity and diversity

We continued to increase the percentage of employees drawn from historically disadvantaged groups in line with South Africa's Employment Equity Act. People from designated groups – Africans, Coloreds and Indians, women and people with disabilities – comprise 64.9% of our South African workforce. At year end, people from designated groups held 43% of Sasol managerial, professional and supervisory posts. This is an improvement on the 39% reported a year ago. We are targeting to increase this figure to 47% by 2007 and 50% by 2008.

All our South African businesses maintain employment equity forums to ensure we stay focused on achieving targets. We endeavor to nurture workplaces that are open, transparent and free from all forms of discrimination. We also promote employee equity and diversity in all the countries in which we operate in harmony with global best practices.

Encouraging positive labor relations

We enjoy constructive relationships with representative trade unions throughout the company. About 57% of our employees in South Africa belong to unions. We experienced industrial action at only one operation, at Secunda, which led to 900 lost employee days over three working days.

Joint forums between trade unions and management remain active as part of our willingness to sustain constructive dialogue. These forums discuss wages, conditions of employment, health and safety, training and development, community care and HIV/Aids, among other important issues. All representative unions and pensioners are represented on our medical scheme board and senior employees serve on the boards of union retirement funds.

Promoting employee well-being

Sasol's employee assistance programme (EAP) plays an increasingly important role in developing and maintaining a healthy workforce. Focusing on the psycho-social risks of our employees and their dependants, the EAP provides confidential, professional consultation on any personal problem at no cost to employees. Employee satisfaction is tracked every two years through an independent external attitude survey of employees and management. The results of the survey are benchmarked against similar global companies.

HIV/Aids challenge in our South African operations

Recognizing the significant challenge of managing South Africa's HIV/Aids pandemic, we launched the Sasol HIV/Aids Response Programme (SHARP) in September 2002. This initiative – which involved input from business, trade union, community representatives and independent experts – is an integrated approach focused on reducing the rate of infection throughout the group, and extending the quality of life of infected employees through the provision of managed healthcare. In developing SHARP, an intensive group-wide risk assessment was undertaken to understand the impact of HIV/Aids on our operations and communities.

SHARP is co-ordinated at group level by a steering committee, chaired by a GEC member. All steering committee program reviews are tabled at Sasol board meetings. Our chief executive serves as the group champion, with the managing directors of each business unit acting as business unit champions. Each Sasol business site has a dedicated SHARP task team responsible for implementing and sustaining a site-specific response team.

Through the SHARP initiative we are:

• implementing measures to eliminate discrimination on the basis of a person's HIV/Aids status;

• encouraging a behavioral change though our HIV/Aids education and awareness programs;

• providing access to free and confidential voluntary counseling and testing (VCT);

• providing treatment of opportunistic illnesses such as tuberculosis, as well as treatment of sexually transmitted infections;

• providing managed healthcare, including antiretroviral treatment (ART) for employees;

• reducing and managing the total cost to Sasol of the business impact and response to HIV/Aids.

A principal focus of SHARP is the provision of VCT, an essential first step in facilitating appropriate access to healthcare options and a critical component of promoting behavioral change. As a result of our collaborative approach, we have had one of the highest uptakes for VCT in South Africa: 82% by year end for our South African operations. This compares with a rate of between 50% and 60% that is typical among most corporate programs. To date, about 7% of our tested South African employees have tested HIV-positive, which is well below our estimated actuarial prevalence rate of 19%.

An important focus over the last year has been on providing comprehensive workplace education and training programs in our South African businesses. In the year ahead we will be extending our activities to cover our service providers and our franchise network of fuel retailers. Through this initiative we will provide training and awareness programs, as well as a referral network for VCT and health care services, to 300 franchisees and 5,000 forecourt employees. We are also working with the Government of Mpumalanga Province and a non governmental organization (NGO) to identify opportunities to improve the level of service at one of the provincial hospitals that provides services to many of our employees.

Through our corporate social investment (CSI) department we have partnered with numerous community-based organizations to increase awareness and improve access to care in the communities in which we operate.

Occupational health and safety

Three contractors and one employee were fatally injured in workplace incidents in 2006. This compares with seventeen fatalities in 2005 and nine in our 2004 financial year. Our goal remains zero fatalities. Our fatal accident rate (calculated as the number of employees and service providers per 100 million working hours) was 2.57 compared with 11.31 in 2005. The steady reduction in our fatal accident rate is mainly attributable to the intensified focus on the implementation of our safety improvement plan, which was developed in response to the series of incidents in 2004. In early 2006, DuPont undertook a comprehensive follow-up review of the implementation of safety measures in selected South African operations.

Important safety initiatives were undertaken as part of our comprehensive change management program aimed at ensuring safety remains our first priority and a core value. The effectiveness of our safety improvement plan was demonstrated by the improvement in our safety record. By 30 June 2006, we achieved a RCR of 0.68. This compares with 1.23 in 2005 and 1.08 in 2004. Although this is an improvement, we did not reach the 0.5 group target we set for achievement by July 2006.

6.E   Share ownership

Shareholdings of directors and officers

The following table presents the beneficial shareholdings of our directors as of 30 June:

Beneficial shareholdings	2006 Number of shares	2006 Number of share options[1]	2006 Total beneficial shareholding	2005 Number of shares	2005 Number of share options[1]	2005 Total beneficial shareholding
Executive directors						
Pat Davies	200	111,100	111,300	194	98,900	99,094
Trevor Munday	–	127,000	127,000	–	112,800	112,800
Non-executive directors						
Elisabeth Bradley	298,000	–	298,000	298,000	–	298,000
Warren Clewlow	13,195	25,000	38,195	13,195	25,000	38,195
Brian Connellan	10,500	–	10,500	10,500	–	10,500
Pieter Cox	235,409	202,700	438,109	59,772	138,300	198,072
Paul Kruger	n/a	n/a	n/a	231,700	–	231,700
Conrad Strauss	n/a	n/a	n/a	45,250	–	45,250
Total	**557,304**	**465,800**	**1,023,104**	658,611	375,000	1,033,611

1.   Including share options which have vested or which vest within sixty days of 30 June.

Beneficial shareholdings	2006 Number of shares	2006 Number of share options[1]	2006 Total beneficial shareholding	2005 Number of shares	2005 Number of share options[1]	2005 Total beneficial shareholding
Group executive committee[1] . .	**39,461**	**160,600**	**200,061**	47,625	142,200	189,825

1.   Excluding the executive directors disclosed separately in the table.

Share ownership of senior managers under the JSE Listings Requirements

Each of our directors and senior managers named under "Item 6.B – Compensation" beneficially own less than 1% of the outstanding share capital of the company. We are not required to disclose share ownership of individual senior managers in the share capital of the company.

Our Share Incentive Scheme

We have implemented our Share Incentive Scheme, the objective of which is to retain and reward our key employees, including executive directors. Non-executive directors received a once-off allocation of share options in 2000. The non-executive directors at the time were granted 25,000 shares each, 12,500 vesting after two years and 12,500 vesting after four years from the date of the grant. The scheme is offered to approximately 1,200 of our most senior employees and includes an option to buy our shares at a price equal to their closing price on the most recent trading day on the JSE prior to the grant date. The value of the shares offered to each employee is based on a multiple of the employee's total cash remuneration and occupation level. Should an employee accept the offer, he will be entitled to take up a maximum of one-third of the shares after two years, two-thirds of the shares after four years and the full allocation after six years from acceptance. A share option shall lapse, if, among other reasons:

- the share option is not exercised by the ninth anniversary of the offer;
- the participant ceases to be an employee for reasons other than death, retirement, incapacity or ill-health; or
- the participant may not exercise the option for other legal reasons.

On retirement the options vest immediately and the nine year expiry period remains unchanged. On resignation, share options which have not yet vested will lapse unless the board decides otherwise and share options which have vested may be taken up before the last day of service.

The Sasol Share Trust allocates share options to employees, annually, at the instruction of our Board and our Compensation Committee.

The following tables provide the number of share options granted to our executive directors and GEC through our Share Incentive Scheme:

Share options granted – directors

	Balance at beginning of year (number)	Granted on 8 July 2005 (number)	Average offer price per share (Rand)	Granted on 14 September 2005 (number)	Average offer price per share (Rand)	Share options exercised* (number)	Balance at end of year (number)
Executive directors							
Pat Davies	304,300	390,000	193.25	47,200	232.38	49,900	**691,600**
Nolitha Fakude	–	121,900[1]	219.50	–		–	**121,900**
Trevor Munday	276,100	280,000	193.25	33,700	232.38	43,900	**545,900**
Non-executive directors							
Warren Clewlow	25,000	–		–		–	**25,000**
Pieter Cox[2]	574,200	–		–		371,500	**202,700**
Sam Montsi	25,000	–		–		25,000	–
Total	1,204,600	791,900		80,900		490,300	**1,587100**

* Exercise in the context of this table means the implementation of the share option.

1, As approved by the Sasol Limited board share options were granted on 19 October 2005.

2. The share options indicated were granted to Mr. Cox when he was still an executive director.

Share options granted – group executive committee

	Balance at beginning of year (number)	Granted on 8 July 2005 (number)	Average offer price per share (Rand)	Granted on 14 September 2005 (number)	Average offer price per share (Rand)	Share options exercised* (number)	Balance at end of year (number)
Group executive committee[1 & 2]	768,900	218,000	213.16	73,500	232.38	177,300	883,100

* Exercise in the context of this table means the implementation of the share option.

1. Excluding the executive directors disclosed separately in the table above.

2. Includes share options issued to individuals during the years before they became members of the group executive committee.

*Share options exercised * – directors*

This table presents information regarding share options exercised during the period 1 July 2005 through 29 September 2006

	Exercise dates	Share options exercised (number)	Average offer price per share (Rand)	Market price per share (Rand)	Gain on exercise of share options	
					2006 R'000	2005 R'000
Executive directors						
Pat Davies					**7,670**	2,717
	4 April 2006	14,000	78.70	235.00	**2,188**	
	4 April 2006	7,200	89.50	235.00	**1,048**	
	18 April 2006	11,000	57.50	251.50	**2,134**	
	28 September 2005	13,700	117.00	240.82	**1,696**	
	28 September 2005	4,000	89.50	240.55	**604**	
Trevor Munday					**8,069**	2,413
	19 April 2006	8,400	50.90	253.00	**1,698**	
	15 September 2005	22,000	50.90	226.45	**3,862**	
	27 September 2005	6,200	50.90	245.01	**1,203**	
	19 December 2005	7,300	50.90	229.78	**1,306**	
Non-executive directors						
Elisabeth Bradley		–			–	766
Brian Connellan		–			–	2,640
Pieter Cox[1]					**64,272**	6,430
	14 September 2005	96,000	78.70	220.11	**13,575**	
	3 October 2005[2]	20,000	57.50	250.40	**3,858**	
	3 October 2005[2]	40,300	25.10	250.40	**9,080**	
	3 October 2005[2]	31,100	42.30	250.40	**6,472**	
	3 October 2005[2]	84,100	54.00	250.40	**16,517**	
	6 April 2006[2]	48,100	78.70	232.00	**7,374**	
	6 April 2006[2]	51,900	89.50	232.00	**7,396**	
Jan Fourie		–			–	12,618
Paul Kruger		–			–	1,166
Sam Montsi	22 September 2005[2]	25,000	53.80	230.15	**4,409**	–
Jürgen Schrempp		–			–	1,505
Conrad Strauss		–			–	2,333
Total		490,300			**84,420**	32,588

---

*   Exercise in the context of this table means the implementation of the share option.

1.   The share options implemented were granted to Mr. Cox when he was an executive director.

2.   The shares were retained by the director after the implementation of the share option. The gain on the implementation of these shares options was determined using the closing share price on the date of implementation. These holdings have been disclosed in the beneficial shareholding table.

191

Share options exercised * – group executive committee

	Share options exercised (number)	Gain on exercise of share options 2006 R'000	Gain on exercise of share options 2005 R'000
Group executive committee[1 & 2]	177,300	**29,223**	14,120

* Exercise in the context of this table means the implementation of the share option.

1. Excluding the executive directors disclosed separately in the table above.

2. Included in the total share options implemented are the gains on the implementation of 35,800 share options on which the shares have been retained by the member. A gain of R5,782,467 on the implementation of these share options was determined using the closing share price on the date of implementation.

Share options outstanding at the end of the year vest during the following periods:

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
			(number)			
Executive directors						
Pat Davies	111,100	61,300	160,700	181,300	130,000	**644,400**
Nolitha Fakude	–	–	40,600	40,600	40,700	**121,900**
Trevor Munday	127,000	50,200	102,900	138,700	93,400	**512,200**
Non-executive directors						
Warren Clewlow	25,000	–	–	–	–	**25,000**
Pieter Cox[1]	202,700	–	–	–	–	**202,700**
Total	465,800	111,500	304,200	360,600	264,100	**1,506,200**

1. The share options were granted to Mr. P V Cox when he was an executive director.

	Already vested	Within 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
			(number)			
Group executive committee[1]	160,600	257,200	137,300	197,300	72,400	**824,800**

1. Excluding the executive directors disclosed separately in the table above.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A   Major shareholders

As of 25 August 2006 the issued share capital of Sasol Limited consisted of 683,065,125 ordinary shares including treasury shares of 60,111,477 with no par value. At a general meeting held on 3 October 2006, shareholders approved that we acquire 60,111,477 Sasol Limited shares held by our subsidiary, Sasol Investment Company (Pty) Limited. These shares were cancelled on 10 October 2006. Except for the related transaction costs, the repurchase and cancellation of these shares had no effect on the consolidated financial position of the group. To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. Our management believes that no single person or entity holds a controlling interest in our share capital.

In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings exceeding 5% in the aggregate were disclosed or established from inquiries as of 25 August 2006:

	Number of shares	% of shares
Public Investment Corporation Limited	94,158,063	13.8
Sasol Investment Company (Pty) Limited[1]	60,111,477	8.8
Industrial Development Corporation of South Africa	53,266,887	7.8

1. A wholly owned subsidiary of Sasol Limited. As a result of our share repurchase program, Sasol Investment Company (Pty) Limited held the shares as treasury stock on which no dividends are paid outside the group and no voting rights are exercised. These shares were repurchased by Sasol Limited and cancelled on 10 October 2006.

Furthermore the directors have ascertained that some of the shares registered in the names of the nominee holders are managed by various fund managers and that, as at 25 August 2006, the following funds managers were responsible for managing 2% or more of the share capital of Sasol Limited.

	Number of shares	% of shares
PIC Equities[2]	73,863,090	10.8
Old Mutual Asset Managers	55,240,823	8.1
Stanlib Limited	30,254,886	4.4
Capital International Inc	29,307,800	4.3
Investec Asset Management	22,069,854	3.2
Allan Gray Investment Council	19,662,255	2.9
Coronation Fund Managers	16,478,199	2.4
RMB Asset Management	13,749,745	2.0

2. The Public Investment Corporation Limited is the beneficial owner of the shares held by PIC Equities and this nominee shareholding is included in the 94,158,063 shares held by the Public Investment Corporation Limited reflected in the table of beneficial shareholdings in excess of 5%.

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 25 August 2006, 59,169,349 shares, or approximately 8,7% of our share capital, were held in the form of ADRs. On the same date, 378 record holders in the United States held approximately 22% of our issued share capital in the form of either shares or ADRs.

7.B   Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any executive or independent director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore,

during our three most recent years, there has been no, and at 30 June 2006 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During the year group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

Material related party transactions, stated on a management reporting basis, were as follows:

	30 June 2006	30 June 2005 (Rand in millions)	30 June 2004
Sales and services rendered to related parties			
– Third parties	250	204	60
– Joint ventures	1,446	1,067	419
– Associates	424	379	453
Total	**2,120**	**1,650**	**932**
Purchases from related parties			
– Third parties	600	282	266
– Joint ventures	131	240	137
– Associates	360	530	752
Total	**1,091**	**1,052**	**1,155**

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective balance sheet line items. See "Item 18 – Financial statements".

7.C   Interests of experts and counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A   Consolidated statements and other financial information

See "Item—18. Financial statements" for a list of our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

Our total export and foreign sales, being sales exported from South Africa or made outside South Africa in 2006 amounted to R37.8 billion, representing 47% of our total group turnover, compared to R33.1 billion or 49% and R30.1 billion or 51% in 2005 and 2004, respectively.

Our dividend distribution policy is to distribute increased dividends on a regular basis to the extent permitted by our earnings. More specifically, we intend to distribute dividends, provided our annual attributable earnings represent a range of 2.5 to 3.5 times the amount distributed in the form of dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2.7 times. Our dividend cover for 2006 of 2.3 is outside the target range; however, when measured against earnings from continuing operations, our dividend cover is 3.1 times, which is within the target range. We distribute dividends twice a year. On the declaration of a dividend, the company includes the 12.5% in respect of secondary tax on companies on this dividend in its computation of the income tax expense for the corresponding period.

For information regarding our legal proceedings see "Item 4.B – Business overview – Legal proceedings".

8.B   Significant changes

The following developments have occurred subsequent to 30 June 2006:

On 30 June 2006, we announced that the R1.45 billion Tshwarisano broad-based BEE transaction was successfully concluded. Pursuant to our agreement, Tshwarisano has, with effect from 1 July 2006, acquired a 25% shareholding in Sasol Oil (Pty) Limited. We are providing considerable facilitation and support for Tshwarisano's approximately R1.1 billion financing requirements, which will significantly lower Tshwarisano's cost of borrowing.

The disposal of DPI Holdings (Pty) Limited was approved, and an agreement was signed for the sale of our 50% share to Dawn Limited for a consideration of R51 million. The transaction was approved by the South African Competition Tribunal and became effective during October 2006.

Our acquisition of the remaining 40% shareholding of Sasol Dyno Nobel (Pty) Limited not owned by us was approved, and an agreement for the acquisition has been signed for a consideration of US$ 31 million. Approval from the South African Competition Tribunal was obtained on 30 August 2006. The transaction became effective from 7 September 2006.

A discussion document was released during July 2006 by a task team appointed by the South African Minister of Finance to assess possible reforms to the fiscal regime applicable to windfall profits in South Africa's Liquid Fuel Energy Sector, with particular reference to the synthetic fuel industry. We submitted to the task team a written response to its document on 10 August 2006 assessing possible reforms to the fiscal regime. We participated in the task team's public hearings held during August 2006. The task team handed their report containing its recommendations to the Minister of Finance on 26 September 2006. It is expected that an announcement on the decision made by the Minister of Finance will be made during 2007.

At the general meeting held on 3 October 2006, shareholders approved that Sasol Limited acquire 60,111,477 Sasol Limited shares held by its subsidiary, Sasol Investment Company (Pty) Limited. Once repurchased, these shares will be cancelled. Except for the related transaction costs, the repurchase and cancellation of these shares will have no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that Sasol be granted the authority to acquire Sasol Limited shares by way of a general repurchase. Both of these special resolutions were registered by the South African Registrar of Companies on 5 October 2005.

On 26 September 2006, the South African Financial Services Board approved the Sasol Pension Fund Surplus Apportionment Scheme. Had this approval been obtained prior to year end, the prepaid pension asset would have increased by R130 million.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the JSE and of our ADRs on the NYSE from 9 April 2003 and of the ADRs on the NASDAQ prior to the delisting of our ADRs on 8 April 2003 from NASDAQ.

Period	Shares (Price per share in rand)		ADRs (Price per ADR in US$)	
	High	Low	High	Low
2002	135.20	62.50	12.00	7.95
2003	121.55	75.50	12.78	8.34
2004	111.50	75.10	16.50	10.40
2005	192.12	66.23	28.96	15.61
First quarter	125.90	66.23	19.40	15.61
Second quarter	131.50	107.40	22.00	18.70
Third quarter	155.00	116.50	26.10	19.95
Fourth quarter	192.12	138.95	28.96	22.55
2006	283.00	180.00	46.31	26.99
First quarter	248.00	180.00	38.99	26.99
Second quarter	258.00	201.25	39.37	30.70
Third quarter	269.00	193.00	43.33	31.43
Fourth quarter	283.00	217.21	46.31	31.17
April	257.99	225.00	42.74	37.68
May	283.00	238.00	46.31	36.13
June	283.00	217.21	39.50	31.17
July	280.00	242.01	39.25	34.05
August	263.00	246.55	38.86	34.84
September	260.00	228.80	35.66	29.54

9.B Plan of distribution

Not applicable.

9.C Markets

The principal trading market for our shares is currently the JSE. Our American Depositary Shares, or ADSs, have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A   Share capital

Not applicable.

10.B   Memorandum and articles of association

Sasol Limited is incorporated in South Africa as a public company under the Companies Act of South Africa and is registered with the South African Registrar of Companies under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa. According to our Memorandum, our company's main business includes, among other things, to act as an investment holding company, an investment company and a management company and, whether on its own and/or in collaboration with other agencies:

- to prospect for coal, oil, petroleum and related substances;

- to acquire mineral and other rights;

- to acquire, exploit and mine coal, oil, petroleum and related substances and beneficiate and refine them into gaseous, liquid and solid fuels, petrochemicals and other products;

- to convert, process and beneficiate any product with or without the addition of other products in any other way whatsoever; and

- to market these products.

Our board of directors

Appointment, retirement and re-election of directors.   Our directors are elected by our shareholders at the annual general meeting. The board of directors may appoint any person qualifying as a director in terms of the South African Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of 16 directors. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. There is no requirement in our Articles of Association that directors must hold qualifying shares. If the number of persons nominated as directors does not exceed the number of vacancies available, then the nominated directors are deemed to have been duly elected.

At the annual general meeting of the company, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third.

A director who has been appointed for the first time at an annual general meeting or by the board of directors after 27 October 1997 shall retire five years after his initial appointment. Directors who have retired in this manner are eligible for automatic re-election by the shareholders, if they have been nominated for re-appointment after retirement by either the board or the shareholders.

Any director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles of Association, the board may, by unanimous resolution on a year-to-year basis, extend a director's term of office until the end of the year in which the director turns 73.

Remuneration.   In accordance with our Articles of Association, the board of directors has the authority to determine directors' remuneration and has delegated this authority to the Compensation Committee. The South African Code furthermore requires that proposed fees as recommended by the board should be submitted to the shareholders in general meeting for approval prior to implementation and payment. The Companies Act prohibits loans or any form of credit or guarantee to be provided by us to any member of our board. Our Compensation Committee determines the Group's human resources policy and the remuneration of directors and senior management. See "Item 6.C Board Practices – Board committees – The compensation committee".

Interested transactions.   A director in his capacity as a member of the board or one of its committees can participate in and vote on all decisions put before a meeting of the board or the respective committee. Nothing contained in our Articles of Association prohibits a director from voting on any decisions put before a meeting of the board or one of its committees, whether or not a director has a personal interest or is in any manner involved in the matter. However, directors are required to declare in the manner prescribed by the Companies Act any interest, whether direct or indirect, material or otherwise, in any other company, partnership or corporate body, of which a director of ours is a director or shareholder, or any contract or transaction in which they have an interest in any manner.

Managing Director   Under our Articles of Association, the directors may appoint one or more of their number to the office of managing director or managing directors, or may appoint employees of the company in any other capacity, and may remove or dismiss them from office and appoint others in their place. Such an appointment is made by an independent quorum of directors and for a period not exceeding five years per appointment.

Disclosure of interests in shares

The Companies Act requires disclosure of beneficial ownership interests in a company's securities. Pursuant to Section 140A of the Companies Act, where the securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interests in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, the issuer of securities may, by notice in writing, require a person who is a registered shareholder and whom the issuer knows, or has reasonable cause to believe, to have a beneficial interest in a security issued by the issuer, to confirm or deny whether it holds that beneficial interest and, if the security is held for another person, to disclose the identity of the person on whose behalf a security is held.

The addressee of the notice will also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of disclosures of interests in their securities as described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer, together with the extent of those beneficial interests.

Rights of holders of our securities

Dividend rights.   The board may declare a dividend to be paid to the registered holders of shares. All shares have equal rights to dividends. The directors may also pay to the shareholders such interim dividend as they consider justified from the profit of the company. No dividends shall be paid except out of the profits or accumulated distributable reserves of the company and no dividends bear interest against the company.

Dividends may be declared, either free of, or subject to, the deduction of any income tax and any other tax or duty which may be chargeable. Dividends are declared payable to shareholders registered at a date subsequent to the date of the declaration of the dividend as determined by the rules of the JSE Limited (the JSE). The dates applicable to the dividend payment are determined in accordance with the JSE listing requirements.

Dividends which remain unclaimed after a period of 12 years may be declared forfeited by the board and revert to our company. All unclaimed dividends may be invested or otherwise utilized by the directors for the benefit of the company until claimed.

Any dividend may be paid and satisfied, either in whole or in part, by the distribution of specific assets and, in particular, of shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may, at the time of the declaration of the dividend, determine and direct. Any dividend or other sum payable in cash to a shareholder may be paid by check, warrant, coupon or otherwise as the directors may decide.

It is our policy to declare dividends in rand and the board may at the time of declaring a dividend make such regulations as they may deem appropriate with regard to the payment in any currency and the rate of exchange, subject to the approval of the SARB. For further information on our dividend policy, see "Item 8.A Consolidated Statements and Other Financial Information".

Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the Deposit Agreement. Cash dividends will be paid by the Depositary to holders of ADRs in accordance with the Deposit Agreement.

Voting rights. Every shareholder, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents, unless a poll is demanded. On a poll, a shareholder is entitled to one vote per ordinary share held.

Shareholders are entitled to appoint a proxy to attend, speak and vote on a poll at any meeting on their behalf. Proxies need not be shareholders. Cumulative voting is not permitted.

Rights of non-South African shareholders. There are no limitations imposed by South African law or our Articles of Association on the rights of non-South African shareholders to hold or vote our shares. Acquisitions of shares in South African companies are not generally subject to review by the SARB. However, its approval may be required in certain cases where share acquisition is financed by South African lenders.

Rights of minority shareholders. Majority shareholders of South African companies have no fiduciary duties under South African common law to minority shareholders. However, shareholders may, under the Companies Act, seek court relief upon establishing that they have been unfairly prejudiced by the company.

General meeting of shareholders

In accordance with our Articles of Association, our annual general meeting is required to be held each year within six months from the end of our financial year, and within 15 months after the date of our last preceding annual general meeting.

Notices. We are required by law and our Articles of Association to provide at least 21 days' notice of any annual general meeting and any meeting at which special resolutions are proposed, and at least 14 days' notice of all other meetings. Meetings of shareholders may be attended by shareholders on record in our share register or by their proxies who need not be registered shareholders. Annual general meetings shall be described as such in the notice convening the meeting. All other meetings shall be called general meetings and shall also be described as such in the respective notice.

Notice under our Articles of Association must be in writing and must be given or served on any shareholder, either by delivery or by post, properly addressed, to a shareholder at his or her address shown in the register of shareholders. Any notice to shareholders must simultaneously be communicated to the JSE.

We are required, upon request by at least 100 shareholders or shareholders holding not less that 5% of our total share capital, to give notice to our shareholders of any resolution that may be duly proposed and any resolution intended to be proposed at a general meeting or annual general meeting.

Attendance at meetings. Beneficial shareholders whose shares are not registered in their own name, or beneficial owners who have dematerialized their shares, are required to contact the registered shareholder or their Central Securities Depository Participant (CSDP), as the case may be, for assistance to attend and vote at meetings.

Quorum. No business may be transacted at any general meeting unless the requisite quorum is present at the commencement of proceedings. The quorum for the approval of special resolutions is shareholders holding in the aggregate not less than one-fourth of the total votes of all shareholders entitled to vote at the meeting, present in person or by proxy. In all other cases, the quorum is three shareholders present in person or by proxy and entitled to vote or, if a shareholder is a corporate body, represented by a proxy.

In case the required quorum of shareholders is not present within ten minutes from the time appointed for the meeting, the meeting will stand adjourned to take place on a day determined by the shareholders present, which may be no earlier than seven days and no later than 21 days after the date of the meeting, at the same time and venue, or if such venue is not available, another venue appointed by the directors present. If no shareholders are present, the day and the venue of the adjourned meeting shall be determined by the directors. If no quorum is present within ten minutes from the time appointed for the adjourned meeting, those shareholders who are present in person shall form a quorum. If the meeting at which a quorum is not present is convened upon the request of shareholders, this meeting will be dissolved.

There is no quorum requirement when an ordinary general meeting is reconvened, but only those topics which were on the agenda of the adjourned general meeting may be discussed and voted upon.

Manner of voting. At a general meeting, a resolution put to vote will be decided by a show of hands, unless a poll is demanded by:

- the chairman;

- not less than five shareholders having the right to vote at such meeting;

- a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

- shareholders entitled to vote at the meeting and holding in total not less than one-tenth of the issued share capital of the company.

A special resolution is required in connection with the following, amongst other matters:

- liquidation or winding up of the company;

- all increases or decreases in our share capital and shares;

- change of company name or conversion from one company type into another;

- amendments to our Memorandum and Articles of Association;

- acquisitions of our own shares; and

- amendment of any rights attached to our shares.

For the approval of special resolutions, three-quarters of shareholders present in person or by proxy must vote in favor of the resolution on a show of hands or on a poll.

Unless otherwise specified by applicable law or in our Articles of Association, resolutions will be approved by a majority of the votes recorded at the meeting either by show of hands or by proxy. In the event of a tie, the chairman will have a casting vote.

Changes in share capital and preemptive rights

We may, by special resolution in general meeting, increase our share capital by a sum divided into shares of a number, or increase our shares without par value to a number, as we may deem appropriate. We may also increase our share capital consisting of shares without par value by transferring reserves or profits to our stated capital, with or without a distribution of shares. New shares are issued to persons, on terms and conditions and with the rights and privileges attached thereto, as may be determined in general meeting.

Subject to any authority given to our directors in our Articles of Association, we may, prior to the issue of new shares, direct that they be offered in the first instance, either at par or at a premium or at a stated value in the case of shares without par value, to all our shareholders in proportion to the amount of capital held by them, or take any other measure with regard to the issue and allotment of the new shares.

We may also, by special resolution, cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce the amount of our share capital by the amount of the shares so cancelled.

Unissued shares placed under the control of directors. Subject to the provisions of the Companies Act and the listing requirements of the JSE, we may, in a general meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorization to allot, and issue such shares at such prices and upon such terms and conditions as they deem fit, provided that no such issue of such shares will be made which could effectively transfer the control of the company without prior approval of the shareholders in a general meeting.

Trading in our own shares

We may resolve by special resolution to buy back any of our issued shares in accordance with the provisions of the Company laws of South Africa and any other applicable rule of law or regulation. Such resolution may grant a general approval or a specific approval for a particular acquisition.

Regulation of repurchases of own shares. The South African Companies Act authorizes a company to repurchase its own issued shares, provided its articles of association permit doing so. The approval must be in the form of a special resolution, either as a general or a specific approval for a specific repurchase. If the approval is a general approval, it only remains valid until the next general meeting of the company following the grant of such general approval. A company may only repurchase its own shares provided that certain solvency and liquidity requirements are met immediately subsequent to the repurchase. A company may not repurchase its own shares if this would result in there being no shares left in issue other than convertible or redeemable shares. Any shares repurchased by the company will be cancelled as issued shares and treated as authorized shares.

Subsidiary companies may, in accordance with the principles stated above, acquire shares in their holding company up to a total maximum of 10% of the issued shares of the holding company. A subsidiary may not exercise voting rights in respect of its shares in its holding company, unless the subsidiary is acting in a representative capacity or as a trustee.

The JSE listing requirements provide that a company may only conduct a specific repurchase subject to the following conditions, among others:

- in the case of an offer to all shareholders, that the offer be *pro rata* to their existing holdings, or from shareholders specifically named; and

- that authorization be given in terms of a special resolution of the company by the shareholders, excluding controlling shareholders, their associates, any party acting in concert and any shareholder that is participating in the repurchase and is not regarded as being public.

In accordance with the JSE listing requirements, the repurchase by a company of its own shares may not exceed 20% of the company's issued share capital of that class in any one financial year. Companies may only conduct a general repurchase of their securities on the JSE and the repurchase price may not be greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected.

Rights on liquidation

Should the company be wound up, the assets remaining after payment of the debts and liabilities of the company and the costs of liquidation shall be distributed among the shareholders in proportion to the number of shares respectively held by each of them.

Upon winding up, any part of our assets, including any shares or securities of other companies, may, with the sanction of a special resolution of our shareholders, be divided in specie among our shareholders or may, with the same sanction, be vested in trustees for the benefit of such shareholders, and the liquidation of the company may be finalized and the company dissolved.

Form and transfer of shares

In accordance with the Share Transactions Totally Electronic (STRATE) settlement system of the JSE, Sasol ordinary shares were dematerialized as of 19 November 2001. STRATE introduced the dematerialization of share certificates in a central securities depository and contractual rolling and electronic settlement. Shares traded electronically in STRATE are settled five days after trade.

The dematerialization of shares has not been mandatory and, although the majority of our share capital has been dematerialized, shareholders who have elected to do so have still retained their share certificates. Transfer of shares in certificated form is effected by means of a deed.

10.C   Material contracts

Not applicable.

10.D   Exchange controls

The following is a general outline of South African exchange controls. This outline may not apply to former residents of South Africa. Investors should consult a professional advisor as to the exchange control implications of their particular investments.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, which comprises South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia. The exchange control regulations, which are administered by the Exchange Control Department of the SARB, are applied throughout the Common Monetary Area and regulate transactions involving South African residents, including natural persons and legal entities.

The Government has from time to time stated its intention to relax South Africa's exchange control regulations when economic conditions permit such action. In recent years, the Government has incrementally relaxed aspects of exchange control for financial institutions and individuals. In October 2004 the SARB announced further relaxation of the exchange control regulations, which include the following:

- abolition of exchange control limits on new foreign investments by a South African companies, although it is still required to submit an application to the SARB and comply with certain criteria as determined by SARB; and

- a South African company is allowed to retain foreign dividend income abroad without the permission of the SARB and profits earned abroad may be used abroad for any lawful purpose. Any foreign dividends repatriated to South Africa after 26 October 2004 may be transferred abroad at any time for any purpose without specific application to SARB.

It is, however, impossible to predict with any certainty when the government will remove exchange controls in their entirety.

The comments below relate to exchange controls in force at the date of this annual report. These controls are subject to change at any time without notice.

Overseas financing and investments

Overseas debt.   We, and our South African subsidiaries, need SARB approval to receive debt from and repay debt to non-residents of the Common Monetary Area, mainly in respect of the interest rate and terms of

repayment applicable to such loans. Repayment of principal and interest on these loans is usually approved and is limited to the amount borrowed and a market-related rate of interest.

Funds raised outside the Common Monetary Area by our non-South African subsidiaries are not restricted under South African exchange control regulations and can be used for overseas investment, subject to any conditions imposed by the SARB in connection with such overseas investment. We, and our South African subsidiaries, would, however, require SARB approval in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the Common Monetary Area.

Debt raised outside the Common Monetary Area by our non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Without SARB approval, we cannot use cash we earn in South Africa to repay or service such foreign debts. As a result of the recent amendments to the exchange control regulations set out above, we are permitted to use foreign dividend income to finance the operations of another foreign subsidiary without specific SARB approval.

Raising capital overseas.   A listing by a South African company on any stock exchange other than the JSE in connection with raising capital requires permission from the SARB. If a foreign listing were to result in a South African company being redomiciled, it would also need the approval of the Minister of Finance.

Under South African exchange control regulations, we must obtain approval from the SARB regarding any capital raising activity involving a currency other than the rand. In granting its approval, the SARB may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further SARB approval prior to applying any of these funds to any specific use. Any limitations imposed by the SARB on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments.

Overseas investments.   Under current exchange control regulations, we, and our South African subsidiaries, can invest overseas only if the investment meets certain criteria including one of national interest, as determined by the SARB. In accordance with the latest amendments to the South African exchange control regulations there is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for the purchase of shares in offshore entities or for the purchase of foreign assets subject to meeting these criteria. The SARB may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

The SARB also requires us to provide annual financial statements of our foreign subsidiaries.

Investment in South African companies

Inward investment.   A foreign investor may invest freely in shares in a South African company. Foreign investors may also sell shares in a South African company and transfer the proceeds out of South Africa without restriction. Acquisitions of shares or assets of South African companies by non-South African purchasers are not generally subject to review by the SARB when the consideration is in cash, but may require SARB review in certain circumstances, including when the consideration is equity in a non South African company or when the acquisition is financed by a loan from a South African lender.

Dividends.   There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the Common Monetary Area.

Transfer of shares and ADSs.   Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the Common Monetary Area. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. SARB may also require review to establish that the shares have been sold at market value

and arm's length. Any share certificates held by non-resident shareholders will be endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADSs held by non-resident shareholders.

10.E   Taxation

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention between the governments of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed 17 February 1997 ("the Treaty"). In addition, this summary is based in part upon representations of the Depositary, and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

The following summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities or who is not the beneficial recipient of the dividends or returns or, in the case of an individual who performs independent personal services, who has a fixed base situated therein or the source of the transaction is deemed to be in South Africa, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. For the purposes of the Treaty and South African tax law, a United States resident that owns Sasol ADSs will be treated as the owner of Sasol shares represented by such ADSs. Holders are strongly urged to consult their own tax advisors as to the consequences under South African, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies ("STC") at the rate of 12.5% on the distribution of earnings in the form of dividends on the company declaring the dividend. STC is a recognized form of tax in terms of the Treaty, but is not a withholding tax on dividends. South Africa does not impose any withholding tax or any other form of tax on dividends paid to US holders with respect to shares or ADSs.

Should South Africa decide in the future to impose a withholding tax on dividends paid to a US holder with respect to shares or ADSs, the Treaty would limit the rate of this tax to 5% of the gross amount of the dividends, if a US corporate holder holds directly at least 10% of the voting stock of Sasol and 15% of the gross amount of the dividends in all other cases.

Taxation of gains on sale or other disposition

Prior to 1 October 2001, in the absence of a capital gains tax, gains realized on the sale or other disposition of shares held by a US holder as a capital asset were not subject to taxation in South Africa. From 1 October 2001, South Africa has introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 ("the Act") and by the Treaty. In the event of conflict the Treaty would prevail. In terms of the Act and the Treaty, a US holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless such securities constitute the assets linked to a permanent establishment in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US holder will not be subject to income tax unless the US holder carries on business in South Africa through a permanent establishment situated therein. In

such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a share repurchase resulting in the purchase price being seen to be a dividend.

Stamp duty and uncertified securities tax

Stamp duty and uncertified securities tax on the issue of securities was abolished with effect from 1 January 2006.

On a subsequent registration or transfer of shares, stamp duty is generally payable for shares not sold through the JSE, the exchange conducted by JSE and uncertified securities tax, or UST, is generally payable for on-market transactions (shares sold through the JSE in dematerialized form), each at 0.25% of the market value of the shares concerned. Stamp duty is payable in South Africa regardless of whether the transfer is executed within or outside South Africa. A transfer of a dematerialized share can only occur in South Africa.

There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside of South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act of 1968. Although technically under the terms of current legislation it could be interpreted that transfers of ADSs between non-residents of South Africa could attract either stamp duty or UST, such transfers have not to date attracted either stamp duty or UST. However, if securities are withdrawn from the deposit facility or the relevant deposit agreement is terminated, either stamp duty or UST will be payable on the subsequent transfer of the shares. An acquisition of shares from the Depositary in exchange for ADSs representing the relevant underlying securities will also render an investor liable to pay South African stamp duty or UST in South Africa at the same rate as stamp duty or UST on a subsequent transfer of shares, upon the registration of the investor as the holder of the applicable shares on the company's register.

Investigation of possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector

A discussion document was released during July 2006 by the task team appointed by the Minister of Finance to assess possible reforms to the fiscal regime applicable to windfall profits in South Africa's Liquid Fuel Energy Sector, with particular reference to the synthetic fuel industry.

During August 2006, we publicly released a comprehensive written submission in response to the discussion document and also presented our views in an oral presentation to the members of the task team.

We believe that we do not meet the criteria formulated by the task team for the imposition of a windfall profits tax and do not believe that such a tax would support government's policy objectives of rewarding beneficiation and providing energy security. Further, we do not believe that a windfall tax would benefit the consumer by achieving lower fuel prices. The task team handed their report containing its recommendations to the Minister of Finance on 26 September 2006. It is expected that an announcement on the decision will be made by the Minister of Finance during 2007.

United States Federal Income Taxation

The following is a general summary of certain material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended ("the Code"), Treasury regulations, rulings, judicial decisions, administrative pronouncements, South African tax laws, and the Treaty, all as currently in effect as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organizations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax, securities-broker dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that actually or constructively own 10% or more of the share capital or voting stock of Sasol, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term "US holder" means a beneficial owner of shares or ADSs that is

(a) a citizen or individual resident of the United States for US federal income tax purposes;

(b) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof;

(c) an estate whose income is subject to US federal income taxation regardless of its source; or

(d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust.

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADS is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

US holders should consult their own tax advisors regarding the specific South African and US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For US federal income tax purposes, a US holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies equally to US holders of shares and US holders of ADSs. Furthermore, deposits or withdrawals of shares by a US holder for ADSs or ADSs for shares will not be subject to US federal income tax or South African income tax.

Taxation of dividends

The gross amount of any distributions, including the amount of any withholding tax thereon, paid to a US holder by Sasol will be taxable as dividend income to the US holder for US federal income tax purposes, based on the US dollar value of the distribution calculated by reference to the spot rate in effect on the date the distribution is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs. For foreign tax credit limitation purposes, dividends paid by Sasol generally will constitute foreign source "passive income" or, for some holders, foreign source "financial services income". Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. At present, South Africa does not impose a withholding tax on dividends.

The amount of any distribution paid in foreign currency will be included in the gross income of a US holder of shares in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt.

206

Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as US source ordinary income or loss. In the case of a US holder of ADSs, the amount of any distribution paid in a foreign currency ordinarily will be converted into US dollars by the Depositary upon its receipt. Accordingly, a US holder of ADSs generally will not be required to recognized foreign currency gain or loss in respect of the distribution.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of "qualified dividend income" received in taxable years beginning before 1 January 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either:

(i) the shares or the ADSs with respect to which the dividend has been paid are readily tradable on an established securities market in the United States; or

(ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information.

Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes and Sasol anticipates that its dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.

The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the analysis of the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Taxation of capital gains

If a US holder is a resident of the United States for purposes of the Treaty, such holder generally will not be subject to South African tax on any capital gain or loss if it sells or exchanges its shares or ADSs. Special rules apply to individuals who are potentially residents of more than one country. Refer to "South African Taxation – Taxation of gains on sale or other disposition" above.

Upon a sale, exchange or other disposition of shares or ADSs, a US holder generally will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds 1 year at the time of disposition. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met.

Passive foreign investment company considerations

Sasol believes that it will not be classified as a Passive Foreign Investment Company ("PFIC") for US federal income tax purposes for the taxable year ended 30 June 2006. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realized upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the shares or ADSs.

207

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the IRS. US federal backup withholding generally is imposed at a current rate of 28% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F   Dividends and Paying Agents

Not applicable.

10.G   Statement by Experts

Not applicable.

10.H   Documents on Display

All reports and other information that we file with the SEC may be obtained, upon written request, from the Bank of New York, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. These reports may also be accessed via the SEC's website (*www.sec.gov).* Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

10.I   Subsidiary Information

Not applicable. For a list of our subsidiaries see Exhibit 8.1 to this annual report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a group, we are exposed to various market risks associated with our underlying assets, liabilities and anticipated transactions. We continuously monitor these exposures and enter into derivative financial instruments to reduce these risks. We do not enter into derivative transactions on a speculative basis. All fair values, with the exception of the sensitivity analysis, have been determined using current market pricing models.

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

- foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to rand;

- commodity prices, mainly crude oil prices; and

- interest rates on debt and cash deposits.

Foreign exchange risk

Our operations are denominated in various foreign currencies and consequently, we are exposed to exchange rate fluctuations that have an impact on our cash flows and financing activities. We manage our foreign exchange risks through our group financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. We use foreign exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Hedging of local exports is evaluated on a case-by-case basis.

All forward exchange contracts and cross currency swaps are supported by underlying commitments or receivables.

The following tables present maturity analysis of our forward exchange contracts, cross currency options and cross currency swaps at 30 June 2006 for continuing operations:

Forward Exchange Contracts

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value loss at 30 June 2006	30 June 2005
						(Rand equivalent in millions)			
US$ – contract amount	2,062	1	–	–	–	–	2,063	90	(3)
Average contractual exchange rate	7.04								
Euro–contract amount	362	–	–	–	–	–	362	46	(14)
Average contractual exchange rate	9.13								
GBP–contract amount	68	–	–	–	–	–	68	1	(1)
Average contractual exchange rate	13.21								
Other currencies–contract amount	–	–	–	–	–	–	–	–	(1)
	2,492	**1**	**–**	**–**	**–**	**–**	**2,493**	**137**	**(19)**
Discontinued operations	465	–	–	–	–	–	465	–	
Total	**2,957**	**1**	**–**	**–**	**–**	**–**	**2,956**	**137**	**(19)**

Cross-currency swaps

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value loss at 30 June 2006	30 June 2005
					Expected maturity date				
			(Rand equivalent in millions – notional amounts)						
Euro to US$ swaps	5,099	–	–	–	–	–	5,099	(385)	(609)
Euro to Rand swaps	1,371	–	1,209	–	–	–	2,580	143	–
Other	–	–	–	–	–	375	375	76	14

Commodity price risk

We make use of derivative instruments, including commodity swaps, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. In effecting these transactions, the group entities concerned operate within procedures and policies designed to ensure that risks including those relating to the default of counter parties are minimized.

The hedging transactions are linked to underlying current and future physical transactions and there are no significant losses or profits on these transactions, except for a loss of R93 million accounted for at 30 June 2006 regarding the zero cost collar held at that date.

The following hedging instruments were in place in respect of crude oil futures and other raw materials at 30 June 2006 for continuing operations:

	2007	2008	2009	2010	2011	Thereafter	Total	Fair value gain/(loss) at 30 June 2006	30 June 2005
					Expected maturity date				
				(Rand equivalent in millions)					
Future contracts									
Oil futures (US$).	428		–	–	–	–	428	(3)	(2)
Swaps									
Fuel oil (US$)	–		–	–	–	–	–	–	22
Zero cost collar								(93)	11
Call options sold (US$)	10,024	–	–	–	–	–	10,024		
Put options bought (US$) . . .	7,552	–	–	–	–	–	7,552		
Options sold									
Call options sold (US$)	–	–	–	–	–	–	–	–	(2)
Put options sold (US$)	–	–	–	–	–	–	–	–	8
Other	3	–	–	–	–	–	3	3	–

Interest rate risk

We monitor exposure to interest rate risk on borrowings and cash deposits on a continuous basis. At 30 June 2006, we had approximately R13.3 billion of total debt arrangements outstanding.

The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for continuing operations.

Liabilities–notional	2007	2008	2009	2010	2011	Thereafter	Total
				(Rand in millions)			
Fixed rate (Rand)	1,147	2,073	79	70	70	542	3,981
Average interest rate	10.6%	10.9%	10.8%	10.6%	10.4%	10.7%	
Variable rate (Rand)	492	417	502	506	506	2,314	4,737
Average interest rate	9.8%	9.8%	9.9%	9.9%	9.9%	10.9%	
Variable rate (US$)	68	–	4	–	–	420	492
Average interest rate	5.6%	–	5.6%	–	–	5.6%	
Fixed rate (euro)	68	19	1	2,751	–	–	2,839
Average interest rate	3.4%	3.4%	3.4%	3.4%	–	–	
Variable rate (euro)	844	27	27	27	26	113	1,064
Average interest rate	5.6%	6.1%	6.1%	6.1%	6.1%	6.1%	
Variable rate (other currencies)	–	146	–	–	–	–	146
Average interest rate	–	10.0%	–	–	–	–	
	2,619	2,682	613	3,354	602	3,389	13,259
Discontinued operations	16	7	6	–	–	–	29
Total	2,635	2,689	619	3,354	602	3,389	13,288

We enter into interest rate derivatives, particularly "interest rate swaps" to mitigate interest rate exposures and to achieve improved predictability of cash flows on a project-by-project basis.

The following interest rate derivative contracts were outstanding at 30 June 2006 for continuing operations:

	Expected maturity date							Fair value gain/(loss) at 30 June 2006
	2007	2008	2009	2010	2011	Thereafter	Total	
	(Rand equivalent, in millions – notional amounts)							
Fixed to receive floating (Rand)	125	625	812	–	–	–	1,562	32
Cap	500	–	–	–	–	–	500	(4)
Total	625	625	812	–	–	–	2,062	28

Our South African operations are vulnerable to adverse changes in short-term domestic interest rates, as a result of the emerging market status of the South African financial markets.

At 30 June 2006, we were exposed to changes in interest rates on R4,877 million. A change in interest rates of 100 basis points per annum would therefore have an effect of R48.8 million on our incurred interest expense.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

The Company's Chief Executive and Chief Financial Officer, based on the evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective.

(b) Not applicable.

(c) Not applicable.

(d) Changes in internal control over financial reporting.

There were no significant changes in the group's internal controls over financial reporting that occurred in the year ended 30 June 2006 that have materially affected, or are reasonably likely to affect, the group's internal control over financial reporting.

ITEM 16.

Item 16A.   Audit committee financial expert

Mr. Warren Clewlow, an independent member of the audit committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16B.   Code of ethics

Our code of ethics consists of four fundamental ethical principles – responsibility, honesty, fairness and respect – and 15 ethical standards. These ethical standards cover such issues as bribery and corruption, fraud, insider trading, human rights and discrimination and include a commitment to conduct our business with due regard for the interests of all our stakeholders and the environment. The code embodies the highest standards of compliance with all applicable laws and regulations. An ethics forum has been established to monitor and report on ethics, best practice and compliance requirements, and to recommend amendments to the code as required. Employee performance compared against our values, which incorporate the code of ethics, is assessed as part of our performance appraisal system. Any amendment or waiver of the code as it relates to our chief executive or chief financial officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

The principles contained in the code have been communicated throughout the group and are available on our internet website. Our website address is *www.sasol.com* and the code is located on the investor relations sub-directory.

An ethics hotline operated by an independent service provider has been in operation since 2002. The hotline provides an independent facility for stakeholders of our company, including our employees, suppliers and customers, to report anonymously fraud, statutory malpractice and other crimes, deviations from the procurement policy, financial and accounting reporting irregularities and other irregularities.

Item 16C.   Principal accountant fees and services

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (KPMG Inc.) for each of the 2006 and 2005 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total[1]
			(rand millions)		
2006	33	2	4	25	64
2005	36	26	4	1	67

1.   In respect of our audit committee approval process, all of the non-audit and audit fees paid to KPMG Inc. have been approved by the audit committee.

Audit fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the company's financial statements that are services that only an external auditor can reasonably provide.

Audit-related fees consist of the review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, due diligence related to acquisitions and employee benefit plan audits. Audit-related fees include fees billed by KPMG Inc. in respect of the assistance provided on our Sarbanes-Oxley Act Section 404 readiness project of approximately R2 million and R22 million for 2006 and 2005, respectively. This project includes assistance relating to the documentation of internal control policies and procedures.

Tax fees include fees billed for tax compliance services, including assistance in the preparation of original and amended tax returns; tax consultations, such as assistance in connection with tax audits and appeals; tax advice relating to acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; and tax planning services and expatriate tax compliance, consultation and planning services.

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees. Specifically included in other fees for 2006 is R23 million in respect of the vendor due diligence performed for the proposed divestiture of the Sasol Olefins & Surfactants business.

Audit committee approval policy

In accordance with our audit committee approval policy, all audit and non-audit services performed for us by our independent accountants have been approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The approval policy provides for categorical approval of permissible non-audit services and requires the specific pre-approval by the audit committee, prior to engagement, of such services, other than audit services covered by the annual audit engagement letter, provided that all such fees must be less than 20% of the total audit fees for Sasol's annual audit engagement, unless otherwise directed by the audit committee. During the current year this 20% was exceeded due to the fees relating to the vendor due diligence performed for the proposed divestiture of the Sasol Olefins & Surfactants business and in 2005 due to the Sarbanes-Oxley Act Section 404 readiness project. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent accountants and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent accountants.

The audit committee has delegated the approval authority to the chairman of the Audit Committee, Mr. Brian Connellan (and if he is unavailable, any audit committee member), provided the fee so approved is less than R1 million per service and the cumulative amount approved per annum does not exceed the guideline of 20% of the budgeted audit fees for the year. Mr. Connellan shall notify the Audit Committee of any such approvals at its next scheduled meeting. The audit committee does not delegate to management its responsibilities to approve services to be performed by the independent accountants.

No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2006.

Item 16D.   Exemptions from the listing standard for audit committees

Not applicable.

Item 16E.   Purchases of equity securities by the issuer and affiliated purchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum number of shares that may yet be purchased under the programs
For the year ended 30 June 2006				
2005-07-01 to 2005-07-31	–	–	60,111,477	7,263,266
2005-08-01 to 2005-08-31	–	–	60,111,477	7,263,266
2005-09-01 to 2005-09-30	–	–	60,111,477	7,263,266
2005-10-01 to 2005-10-31	–	–	60,111,477	7,263,266
2005-11-01 to 2005-11-30	–	–	60,111,477	7,263,266
2005-12-01 to 2005-12-05	–	–	60,111,477	7,263,266
2005-12-06 to 2005-12-31	–	–	60,111,477	–
2006-01-01 to 2006-01-31	–	–	60,111,477	–
2006-02-01 to 2006-02-28	–	–	60,111,477	–
2006-03-01 to 2006-03-31	–	–	60,111,477	–
2006-04-01 to 2006-04-30	–	–	60,111,477	–
2006-05-01 to 2006-05-31	–	–	60,111,477	–
2006-06-01 to 2006-06-30	–	–	60,111,477	–

a.   At each annual general meeting since 25 October 1999 until the meeting on 24 November 2004 the shareholders have authorized the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted. For more information on the general requirements for trading in own shares refer to "Item 10.B – Memorandum and Articles of Association".

b.   Any acquisition must not be made at a price more than 10% above the weighted average of the market value of the securities for the 5 business days immediately preceding the date of such acquisition.

c.   The authority granted to the directors to acquire the company's issued securities was valid only until the company's next annual general meeting which was held on 2 December 2005.

d.   The authorization given to the directors to undertake a repurchase of issued securities on 24 November 2004 limited to a maximum of 10% of the company's issued securities at the time that the authority was granted, expired on 2 December 2005. In terms of the South African Companies Act, 1973, the authorization is only valid until the next annual general meeting following the grant of such a general approval.

e.   No program was terminated prior to the expiration date.

ITEM 17.   FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

    The following consolidated financial statements, together with the auditor's report of KPMG Inc. are filed as part of this annual report on Form 20-F:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2006, 30 JUNE 2005 AND 30 JUNE 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited:

We have audited the accompanying consolidated balance sheets of Sasol Limited and its subsidiaries (Group) as of 30 June 2006 and 30 June 2005, and the related consolidated income statements, statements of comprehensive income and changes in shareholders' equity and cash flows for each of the years in the three-year period ended 30 June 2006. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2006 and 30 June 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 June 2006, in conformity with US generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, Sasol Limited changed its method of accounting for share-based payments.

/s/**KPMG Inc.**
Registered Accountants and Auditors

Johannesburg, South Africa

27 October 2006

Sasol Limited and its subsidiaries
Consolidated Income Statements
for the years ended

	Note	30 June 2006 (US$ in millions)* (Unaudited)	30 June 2006 (Rand in millions)	30 June 2005 Restated	30 June 2004 Restated
Continuing operations					
Sale of products		**7,816**	**60,639**	49,830	42,823
Services rendered		**100**	**776**	533	505
Commission and marketing income		**57**	**442**	324	278
Turnover		**7,973**	**61,857**	50,687	43,606
Other operating income		**26**	**205**	223	166
Net foreign exchange gains/(losses)		**24**	**189**	148	(1,260)
Cost of sales		**(3,734)**	**(28,970)**	(25,112)	(23,282)
Cost of services rendered		**(86)**	**(666)**	(524)	(495)
Selling and distribution costs		**(502)**	**(3,895)**	(3,840)	(3,824)
Administrative expenses		**(522)**	**(4,051)**	(3,811)	(3,541)
Other operating expenses		**(513)**	**(3,981)**	(3,394)	(2,824)
Operating costs and expenses		**(5,357)**	**(41,563)**	(36,681)	(33,966)
Operating profit	5	**2,666**	**20,688**	14,377	8,546
Other income/(expenses)					
Dividends received		**1**	**9**	13	6
Interest received		**34**	**261**	82	142
Finance costs	6	**(26)**	**(203)**	(180)	(164)
Gain arising from issuance of subsidiary's shares	4	**–**	**–**	–	108
Income before tax, earnings/(losses) of equity accounted investees and minority interests		**2,675**	**20,755**	14,292	8,638
Income tax	7	**(832)**	**(6,452)**	(4,886)	(3,122)
Income before earnings/(losses) of equity accounted investees and minority interests		**1,843**	**14,303**	9,406	5,516
Earnings/(losses) of equity accounted investees		**2**	**13**	308	(48)
Minority interest		**(20)**	**(157)**	(103)	(92)
Income from continuing operations		**1,825**	**14,159**	9,611	5,376
Discontinued operations					
Net (loss)/income from discontinued operations (including fair value write-down), net of tax	12	**(369)**	**(2,860)**	108	(139)
Earnings attributable to shareholders		**1,456**	**11,299**	9,719	5,237
		US$	Rand	Rand	Rand
Basic earnings/(loss) per share		**2.35**	**18.22**	15.83	8.58
from continuing operations	8	**2.94**	**22.83**	15.66	8.81
from discontinued operations		**(0.59)**	**(4.61)**	0.17	(0.23)
Diluted earnings/(loss) per share		**2.31**	**17.93**	15.65	8.54
from continuing operations		**2.90**	**22.47**	15.48	8.77
from discontinued operations		**(0.59)**	**(4.54)**	0.17	(0.23)

* US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.

Sasol Limited and its subsidiaries
Consolidated Balance Sheets
at

	Note	30 June 2006 (US$ in millions)* (Unaudited)	30 June 2006 (Rand in millions)	30 June 2005 (Rand in millions) Restated
Assets				
Current assets				
Cash and cash equivalents	9	362	2,808	2,350
Cash restricted for use	9	35	271	331
Trade receivables, other receivables and prepaid expenses	10	1,451	11,260	11,763
Short-term investment		9	72	–
Inventories	11	990	7,678	9,650
Assets held for sale	12	1,505	11,679	–
Deferred tax	7	34	267	154
Total current assets		4,386	34,035	24,248
Non-current assets				
Investment in securities	13	51	392	395
Investments in equity accounted investees	14	1,058	8,207	5,431
Prepaid pension asset	21	62	485	618
Long-term receivables		100	773	616
Long-term prepaid expenses		7	58	107
Long-term financial assets		30	234	–
Goodwill and intangible assets	15	113	881	1,126
Property, plant and equipment	16	6,180	47,954	47,463
Deferred tax	7	112	869	424
Total non-current assets		7,713	59,853	56,180
Total assets		12,099	93,888	80,428
Liabilities and shareholders' equity				
Current liabilities				
Bank overdraft		56	442	266
Trade payables		604	4,685	5,181
Accrued expenses and other obligations	17	695	5,391	5,216
Short-term debt	18	281	2,177	5,355
Income tax payable		238	1,844	686
Liabilities in disposal group held for sale	12	691	5,364	–
Deferred tax	7	35	270	196
Total current liabilities		2,600	20,173	16,900
Non-current liabilities				
Long-term obligations, net of current portion	19	329	2,556	2,452
Long-term debt, net of current portion	20	1,371	10,640	9,938
Post-retirement healthcare benefits	21	369	2,862	2,771
Pension liability	21	111	863	1,262
Deferred tax	7	752	5,829	5,923
Total non-current liabilities		2,932	22,750	22,346
Total liabilities		5,532	42,923	39,246
Minority interests in consolidated subsidiaries		38	297	237
Shareholders' equity				
Stated share capital – 1,175,000,000 authorised ordinary shares of no par value. 682,978,425 shares (2005 – 676,877,125 shares) in issue and outstanding	23	569	4,414	3,814
Treasury shares – 60,111,477 shares (2005 – 60,111,477 shares)	23	(470)	(3,647)	(3,647)
Retained earnings		6,597	51,192	43,553
Accumulated other comprehensive loss	24	(167)	(1,291)	(2,775)
Total shareholders' equity		6,529	50,668	40,945
Total liabilities and shareholders' equity		12,099	93,888	80,428

Commitments and contingencies – refer note 22

* US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statement of Changes in Shareholders' Equity
for the years ended 30 June 2006, 30 June 2005 and 30 June 2004

| | Common Stock | | | | | | Total shareholders' equity (US$ in millions)* (Unaudited) |
	Number of ordinary shares issued	Stated share capital	Treasury shares	Retained earnings	Accumulated other comprehensive (loss)/income	Total shareholders' equity	
				(Rand in millions)			
Balance as of 30 June 2003	**668,798,425**	**2,842**	**(3,614)**	**34,470**	**(905)**	**32,793**	**32,793**
Share-based payments – prior year adjustment	–	269	–	(269)	–	–	–
Balance as of 30 June 2003, as restated	**668,798,425**	**3,111**	**(3,614)**	**34,201**	**(905)**	**32,793**	**32,793**
Earnings attributable to shareholders	–	–	–	5,237	–	5,237	5,237
Foreign currency translation adjustments, net of tax	–	–	–	–	(1,084)	(1,084)	(1,084)
Realized and unrealized holding losses from cash flow hedging activities, net of tax	–	–	–	–	(1,086)	(1,086)	(1,086)
Minimum pension liability adjustment, net of tax	–	–	–	–	335	335	335
Cash dividend payments	–	–	–	(2,748)	–	(2,748)	(2,748)
Share options exercised	2,473,000	109	–	–	–	109	109
Share-based payments	–	146	–	–	–	146	146
Acquisition of treasury shares	–	–	(33)	–	–	(33)	(33)
Balance as of 30 June 2004, as restated	**671,271,425**	**3,366**	**(3,647)**	**36,690**	**(2,740)**	**33,669**	
Earnings attributable to shareholders	–	–	–	9,719	–	9,719	
Foreign currency translation adjustments, net of tax	–	–	–	–	28	28	
Realized and unrealized holding losses from cash flow hedging activities, net of tax	–	–	–	–	1	1	
Minimum pension liability adjustment, net of tax	–	–	–	–	(64)	(64)	
Cash dividend payments	–	–	–	(2,856)	–	(2,856)	
Share options exercised	5,605,700	311	–	–	–	311	
Share-based payments	–	137	–	–	–	137	
Balance as of 30 June 2005, as restated	**676,877,125**	**3,814**	**(3,647)**	**43,553**	**(2,775)**	**40,945**	**5,276**
Earnings attributable to shareholders	–	–	–	11,299	–	11,299	1,456
Foreign currency translation adjustments, net of tax	–	–	–	–	1,392	1,392	179
Realized and unrealized holding losses from cash flow hedging activities, net of tax	–	–	–	–	65	65	8
Minimum pension liability adjustment, net of tax	–	–	–	–	27	27	4
Cash dividend payments	–	–	–	(3,660)	–	(3,660)	(472)
Share options exercised	6,101,300	431	–	–	–	431	56
Share-based payments	–	169	–	–	–	169	22
Balance as of 30 June 2006	**682,978,425**	**4,414**	**(3,647)**	**51,192**	**(1,291)**	**50,668**	**6,529**

* US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statements of Cash Flows
for the years ended

	Note	30 June 2006 (US$ millions)* (Unaudited)	30 June 2006 (Rand in millions)	30 June 2005 Restated	30 June 2004 Restated
Cash receipts from customers		**10,093**	**78,324**	66,597	58,382
Cash paid to suppliers and employees		**(6,973)**	**(54,109)**	(48,729)	(44,543)
Net cash flow from operations	26	**3,120**	**24,215**	17,868	13,839
Interest received		**38**	**294**	116	183
Dividends received	27	**21**	**161**	61	37
Finance costs paid		**(40)**	**(311)**	(332)	(368)
Income tax paid		**(707)**	**(5,484)**	(3,616)	(4,005)
Net cash generated by operating activities	26	**2,432**	**18,875**	14,097	9,686
Purchase of property, plant and equipment		**(1,251)**	**(9,703)**	(10,157)	(8,671)
Purchase of intangible assets		**(10)**	**(79)**	(83)	(208)
Investments in equity accounted investees		**(236)**	**(1,831)**	(768)	(376)
Interest capitalized		**(122)**	**(949)**	(1,038)	(1,082)
Non-current assets sold		**81**	**629**	418	747
Acquisition of businesses, net of cash acquired	28.1	**(33)**	**(259)**	–	(247)
Disposal of businesses, net of cash disposed	28.2	**76**	**587**	(46)	254
Proceeds from insurance		**5**	**40**	159	–
(Increase)/decrease in investments		**(14)**	**(108)**	(19)	7
Increase in long-term receivables		**(12)**	**(93)**	(198)	(101)
Net cash utilized in investing activities		**(1,516)**	**(11,766)**	(11,732)	(9,677)
Share capital issued on exercising of share options		**56**	**431**	311	109
Acquistion of treasury stock		**–**	**–**	–	(33)
Dividends paid to minority shareholders		**(9)**	**(73)**	(60)	(200)
Dividends paid to shareholders	27	**(472)**	**(3,660)**	(2,856)	(2,748)
Contributions from minority shareholders		**–**	**–**	–	75
Proceeds from borrowings		**237**	**1,840**	5,911	11,932
Repayment of debt		**(649)**	**(5,035)**	(4,957)	(10,789)
Movement in bank overdraft		**36**	**283**	186	(75)
Net cash utilized in financing activities		**(801)**	**(6,214)**	(1,465)	(1,729)
Translation effects on cash and cash equivalents of foreign entities		**(7)**	**(53)**	40	(77)
Net increase/(decrease) in cash and cash equivalents		**108**	**842**	940	(1,797)
Cash and cash equivalents at beginning of year		**303**	**2,350**	1,410	3,207
Cash in disposal group held for sale		**(49)**	**(384)**	–	–
Cash and cash equivalents at end of year		**362**	**2,808**	2,350	1,410

---

* US dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.

The accompanying notes form an integral part of these consolidated financial statements.

Sasol Limited and its subsidiaries
Consolidated Statements of Comprehensive Income
for the years ended

	30 June 2006	30 June 2006	30 June 2005	30 June 2004
	(US$ in millions)*	(Rand in millions)		
	(Unaudited)			
Comprehensive income				
Earnings attributable to shareholders	**1,456**	**11,299**	9,719	5,237
Other comprehensive income/(loss) for the year				
Translation of foreign operations with a functional currency other than rand, net of tax of negative R2 million (2005 – negative R1 million, 2004 – R5 million)	**179**	**1,392**	28	(1,084)
Realised and unrealised holding losses from cash flow hedging activities, net of tax of negative R70 million (2004 – negative R38 million, 2004 – R164 million)	**8**	**65**	1	(1,086)
Minimum pension liability adjustment, net of tax of negative R15 million (2005 – R38 million, 2004 – negative R168 million)	**4**	**27**	(64)	335
Net movement per statements of changes in shareholders' equity	**191**	**1,484**	(35)	(1,835)
Comprehensive income	**1,647**	**12,783**	9,684	3,402

---

* US Dollar information has been presented for the year ended 30 June 2006 on an unaudited basis solely for the convenience of the reader and is computed at the noon buying rate for customs purposes of R7.76/US dollar, as reported by the Federal Reserve Bank of New York on 29 September 2006.

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of business and organisation

Sasol is an integrated oil and gas company with complementary interests in coal, chemicals and the international development of synthetic-fuel ventures based on our proprietary Fischer-Tropsch (FT) technology. We mine coal in South Africa and through Sasol Synfuels, we convert this coal, along with Mozambican natural gas, into fuels and chemical feedstock through our FT technology.

We have significant chemical manufacturing and marketing operations in South Africa, Europe, the United States and Asia. Our chemical portfolios include monomers, polymers, solvents, co-monomers, waxes, phenolics, ammonia, fertilisers and commercial explosives.

In South Africa, we refine imported oil into liquid fuels and retail liquid fuels and lubricants produced in our refinery and by Sasol Synfuels through Sasol convenience centres and Exel service stations. We also wholesale fuels in South Africa and export fuels to sub-Saharan Africa. We produce oil in Gabon.

We produce gas in Mozambique for supply to customers and as feedstock for some of our South African fuel and chemical production.

Formed in 1950, we commenced FT-based production in 1955. We employ more than 31,000 people and remain one of South Africa's largest investors in capital projects and skills training.

In 2003, Sasol determined that it would continue to grow its chemical business conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The Sasol Olefins & Surfactants (O&S) business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits required. On 1 August 2005, Sasol announced that it was considering the divestment from its O&S business excluding its activities in comonomers subject to fair value being obtained. At 30 June 2006, the sales process was sufficiently advanced such that management believe that the business will be sold, as a going concern, within the next financial year.

With effect from 30 June 2006, the business has been classified as a disposal group held for sale and the results reported as discontinued operations.

The income statement has been restated for all periods to exclude O&S from continuing operations and report these results as a single line item. In the 2006 balance sheet the assets and liabilities of O&S have been classified as held for sale. The cash flow statement and 2005 balance sheet include both continuing and discontinued operations. On classification as held for sale, the net assets of the business were written down by R3,1 billion to the estimated fair value less costs to sell.

Further detail is provided in note 12 of the financial statements.

2. Significant accounting policies

The following accounting policies were applied by the group in the preparation of its consolidated financial statements at and for the financial years ended 30 June 2006, 30 June 2005 and 30 June 2004.

Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis of consolidation

The group's consolidated financial statements include the financial statements of the company, its subsidiaries and its investments in associates and joint ventures.

2. Significant accounting policies (Continued)

Subsidiaries

Companies in which (i) the group is the primary beneficiary of a variable interest entity or (ii) owns more than 50% of the voting rights in an entity that is not a variable interest entity, except where minority shareholders retain substantive participating rights, are classified as subsidiaries. Entities, other than variable interest entities, in which the group owns more than 50% of the voting rights, but minority shareholders retain substantive participating rights, are accounted for according to the equity method of accounting. The results of any subsidiary acquired or disposed of during the year are consolidated from the acquisition date or up to the disposal date.

Inter-company transactions and balances are eliminated on consolidation.

Sasol Italy SpA, a wholly owned and consolidated subsidiary (forming part of the O&S divesture group), has a statutory year end of 31 May and is included in the consolidated accounts up to that date. An adjustment to the Sasol Italy SpA financial statements to 30 June, the group's year end, would not result in a material effect on reported balance sheets and income statements.

Investments in equity investees (associates and incorporated joint ventures)

Investments in associates

An associate is an entity other than a subsidiary in which the group has a material long-term interest and in respect of which the group has the ability to exercise significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity.

Investments in incorporated joint ventures

A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more external joint venture partners in terms of a contractual arrangement.

Investments in associates and joint ventures are accounted for using the equity method. Subsequent to the acquisition date, the group's share of profits or losses of associates and joint ventures is recognized in the income statement as equity accounted earnings and its share of movements in equity reserves is recognized directly in the statement of changes in shareholders' equity. All cumulative post-acquisition movements in the equity of associates and joint ventures are adjusted against the cost of the investment.

Goodwill relating to associates and joint ventures is included in the carrying value of the group's investment in those entities. The total carrying value of equity accounted investments in associates and joint ventures, including goodwill, is evaluated for impairment when conditions indicate that a decline in fair value below the carrying amount is other than temporary or at least annually on 31 March. When impaired, the carrying value of the group's investment in those entities is written down to its fair value. The group's share of results of equity accounted investees, that have financial years within three months of the fiscal year-end of the group, is included in the consolidated financial statements based on the results reported by those investees for their financial years. There were no significant adjustments required to be made in respect of equity accounted investees which have financial years that are different to those of the group.

2. Significant accounting policies (Continued)

Foreign currency

The reporting currency of the group is rand.

The exchange rates used in preparation of the consolidated financial statements were as follows:

	Rate	30 June 2006	30 June 2005	30 June 2004
Rand/US dollar exchange rate	Closing	7.17	6.67	6.21
	Average	6.41	6.21	6.88
Rand/euro exchange rate	Closing	9.17	8.06	7.57
	Average	7.80	7.89	8.19

Foreign currency translation

Foreign operations with a functional currency other than rand

In respect of foreign operations with a functional currency other than rand, assets and liabilities, which include fair value adjustments arising on acquisition, are translated into rand at the closing rate of exchange ruling at the balance sheet date. Results of operations are translated at the average rate of exchange for the year. Exchange differences arising on translation are classified as foreign currency translation adjustments in shareholders' equity and included in determining other comprehensive income.

On sale or partial disposal of an investment in a foreign operation, the related cumulative foreign currency translation included in other comprehensive income is recognized in the income statement.

Translation of foreign currency transactions

Transactions in foreign currencies are translated into the functional currency of the entity at the rate of exchange ruling at the transaction date.

Monetary assets and liabilities in foreign currencies are translated into the functional currency of the entity at the closing rate of exchange ruling at the balance sheet date.

Foreign exchange differences arising from the translation of monetary assets and liabilities are recognized in the income statement in the year in which they arise.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term liquid investments with a maturity period of three months or less at the date of purchase. Cash and cash equivalents are stated at cost, which approximates fair value. Cash subject to restrictions has been classified separately on the face of the balance sheet.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and impairment. Land is not depreciated.

Property, plant and equipment other than mineral and exploration assets is depreciated on the straight-line method over their estimated useful lives. A review of the useful lives of property, plant and equipment is performed at least annually. The depreciation rates applied are described in Note 16.

2.   Significant accounting policies (Continued)

The cost of self-constructed assets includes expenditure on materials, direct labor and an appropriate portion of project overheads. Expenditure incurred to replace or modify a significant component of plant is capitalized and any remaining book value of the component replaced is written off immediately. All other expenditure on plant renewal is expensed as incurred.

Asset retirement expenditure are recognized as liabilities and a corresponding amount is added to the carrying value of the asset and depreciated on a straight-line basis over the estimated useful lives of the assets. Where asset retirement costs relate to mineral or exploration assets, the carrying amount is depreciated using the units-of-production method.

Assets leased under capital lease agreements are capitalized as property, plant and equipment with the equivalent amount being shown as a capital lease liability. The amount capitalized is the lower of the fair value of the leased asset and the present value of the minimum lease payments at the inception of the lease. Lease payments are allocated between capital repayments and interest payments. Interest is recognized in the income statement using the effective interest rate method. Capitalized leased assets are depreciated over the shorter of the lease period or the estimated useful life of the leased asset.

Mineral and exploration assets

Coal mining: Coal mining exploration expenditure is expensed as incurred until completion of a feasibility study that has determined that a commercially minable deposit exists. Mining exploration expenditure incurred subsequent to proved and probable reserves being identified are capitalized.

Exploration and development expenditure in respect of producing mines or development properties is capitalized only when excavation or drilling has occurred to extend reserves or further delineate a reserve formation that has already been the subject of a feasibility study that has determined that a commercially minable deposit exists prior to these exploration expenditure being incurred. Exploration expenditure incurred to explore outside or around the commercially minable deposit for additional reserves are expensed.

Amortization of capitalized exploration and development expenditure is based on the units-of-production method using estimated proved and probable coal reserves. A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and been transported by conveyor over the scale at the shaft head. Proved and probable reserves used for the amortization of life-of-mine assets are the total proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefit from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.

Oil and gas: The successful efforts method is used to account for oil and gas exploration activities.

Geological and geophysical expenditure relating to dry exploratory wells and the costs of carrying and retaining undeveloped properties are recognized in the income statement as incurred.

On completion of drilling, the group will be able to determine if an exploratory well may have found oil and gas reserves. The classification of these reserves as proved depends on whether major capital expenditure to develop the property can be justified as a result of sufficient quantities of additional reserves being identified.

Oil and gas reserves are classified as proved when, upon analysis of geologic and engineering data, it appears with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

2. Significant accounting policies (Continued)

The cost of drilling exploratory wells is capitalized as an asset. The costs remain capitalized pending the determination of whether proved reserves have been found. The following conditions should be met for these costs to remain capitalized:

- sufficient quantity of reserves to justify the capital expenditure required for the completion of the well as a producing well;

- drilling of additional exploratory wells is under way or firmly planned for the near future; and

- sufficient progress is being made in assessing the reserves and the economic and operating viability of the project.

Progress in this regard is assessed to ensure sufficient justification for carrying these costs as an asset. If the above conditions are not met or if information is obtained that raises doubt about the economic or operating viability of the project, the costs would be recognized in the income statement.

Expenditure incurred to drill and equip development wells on proved properties are capitalized.

Amortization of capitalized exploration and development is based on the units-of-production method using estimated proved developed oil and gas reserves, on a field-by-field basis. Depletion, depreciation and amortization of property acquisition costs is determined using the units-of-production method over proved reserves, on a field-by-field basis.

Capitalization of interest costs

Interest costs are capitalized during the construction period of qualifying assets (an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) and on the group's investments in equity accounted investee's while the investee has activities in progress necessary to commence its planned principal operations, provided that the equity accounted investee's activities include the use of funds to construct qualifying assets for its operations. All other interest costs are expensed as incurred.

Goodwill and intangible assets

Goodwill

Goodwill is stated at cost and is not subject to amortization. Goodwill is tested for impairment at the reporting unit level on an annual basis on 31 March, or more frequently if the group believes indicators of impairment exist. The performance of the test involves a two step process. The first step of the impairment test involves comparing the fair value of the reporting unit with the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is determined based on estimated future discounted cash flows. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of the impairment necessary. The second step of the goodwill impairment test involves comparing the implied fair value of our reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the income statement.

2. Significant accounting policies (Continued)

Intangible assets

Amortizable intangible assets are stated at cost and are amortized over their respective estimated useful lives on a straight-line basis. Amortization rates are described in Note 15.

Intangible assets with an indefinite life are reviewed for impairment at least annually on 31 March or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of an asset or group of assets to the estimated future undiscounted net cash flows of the asset or group of assets. If an asset or asset group is considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

Further details relating to the impairment assessment of intangible assets are provided in the accounting policy on impairment of long-lived assets.

Patents and trademarks

Purchased patents and trademarks are capitalized and amortized on a straight-line basis over their estimated useful lives. Expenditure incurred to extend the life of patents or trademarks is capitalized and amortized over the remaining estimated useful life of the assets. All other expenditure is recognized in the income statement as incurred

Capitalized software

Purchased software and the direct costs associated with the customization and installation thereof are capitalized and amortized on a straight-line basis from the date of commissioning over its expected useful life.

Software development costs not qualifying for capitalization are recognized in the income statement as incurred.

Emission rights

Emission rights allowances granted by government or a government agency are recorded at fair value at the time of issue. Purchased emission rights are recorded at acquisition cost. The emission rights allowances are capitalized as indefinite life intangible assets.

Environmental and asset retirement obligations

An accrual for environmental remediation is recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Expenditure related to environmental contamination treatment and cleanup is expensed.

Environmental expenditure is capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset, following Statement of Financial Accounting Standards No. 143, *Accounting for asset retirement obligations* (SFAS 143). The fair value of obligations relating to dismantling and restoring production sites, in accordance with regulatory requirements, is accrued as the obligation arises, if estimable, concurrent with the recognition of an increase in the related asset's carrying value. The increase in the related asset's carrying value is depreciated over the asset's estimated useful life. Fair value is determined by discounting estimated future cash flows at a discount rate at the time of initial

2. Significant accounting policies (Continued)

recognition, which reflects the terms of the obligation adjusted for the entity's credit risk. The discount associated with the liability is accreted as a charge to income over the period leading up to the expected timing of the cash flow. The dismantling and restoration costs will be recognized in the income statement over the life of the related assets and will be adjusted for changes resulting from the passage of time (accretion expense) and revisions to either the timing or amount of the original present value estimate.

The environmental and asset retirement obligations are based on best estimates of future expenditure using currently available technology and applying current regulations.

Business combinations

Acquisitions made by the group are accounted for using the purchase method, in terms of which assets acquired and liabilities assumed are recorded at fair value, reflecting their condition at the acquisition date. The excess of the cost of an acquisition over the fair value of the group's interest in the net identifiable tangible and intangible assets of an entity acquired at the acquisition date is recognized as goodwill.

Issue of shares by a subsidiary

When a subsidiary issues additional shares to external parties and the issue price per share is more or less than the group's average carrying amount per share, a gain or loss is recognized in the income statement in the period that the change of interest transaction occurs, as long as the transaction does not form part of a broader corporate re-organization of the group.

Investments in securities

Investments in marketable equity and debt securities are classified into one of three categories, namely held-to-maturity, available-for-sale, or trading securities.

Investments in debt securities that the group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost in the balance sheet.

Marketable equity or debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and stated at fair value, with changes in fair value, net of related taxes, included in other comprehensive income. If the investment is disposed of, the cumulative change in fair value in respect of that investment is recognized in the income statement. Unrealized losses, to the extent they arise from a decline in fair value that is assessed to be other than temporary, are recognized in the income statement.

Unlisted investments that are classified as available-for-sale securities, other than those accounted for under the equity method, are carried at cost.

The group had no trading securities at 30 June 2006 and 30 June 2005.

Purchases and sales of investments in securities are recorded on trade date. Realized gains and losses on disposal of investments in securities, other than trading securities are recognized in the income statement as incurred.

2. Significant accounting policies (Continued)

Impairment of long-lived assets

Long-lived assets, other than goodwill and intangible assets, including capitalized software, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group is assessed by comparing the carrying amount of the asset or group of assets to the estimated future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the discounted future cash flows expected to be derived from that asset or group of assets.

When the group decides to exit or sell a long-lived asset or group of assets and the asset or group of assets meets the requirements to be classified as assets held-for-sale, the carrying value of these assets is adjusted downward, if necessary, to the estimated sales price, less costs to sell and the long-lived asset or group of assets are reclassified as held-for-sale.

Inventories

Inventories are valued at the lower of cost and market value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress.	Material costs incurred and allocation of direct labor and overheads
Manufactured products	Manufacturing cost using FIFO
Consignment inventory	Manufacturing cost using FIFO

Trade and other receivables

Trade and other receivables are stated at cost less provision for doubtful debts. Bad debts are recognized in the income statement during the year in which they are identified.

Contingent obligations

An estimated loss arising from a contingent obligation is accrued as a liability when information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Trade and other payables

Trade and other payables are stated at cost.

Comprehensive income

Comprehensive income represents changes in shareholders' equity, net of tax, excluding investments by and distributions to shareholders. The group's comprehensive income comprises attributable earnings, foreign currency translation adjustments, changes in the fair value of derivative instruments designated as cash flow hedges and minimum pension liability adjustments.

2. Significant accounting policies (Continued)

Dividends payable

Dividends payable are recognized as a liability when declared.

Income tax

Deferred income taxes

Income taxes are determined by applying the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realized.

Secondary Taxation on Companies (STC)

STC is a tax levied by the South African Revenue Service on dividends declared and becomes payable on declaration of a dividend by a South African entity. STC is recognized in the income statement when the related dividends are declared.

When dividends received in the current year can be offset against future dividend payments to reduce the STC liability, a deferred tax asset is recognized to the extent of the future reduction in STC.

Turnover

Turnover is realized and earned when title and the risks and rewards of ownership have been transferred to the buyer and all of the following criteria have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. These transactions are combined and accounted for as a single exchange transaction. The exchange is recognized at the carrying amount of the inventory transferred.

Taxes assessed by a governmental authority that are directly imposed on our revenue-producing transactions which are collected from customers and remitted to the governmental authority are presented on a net basis (excluded from turnover) in the income statement.

Further descriptions of the recognition of turnover for the various reporting segments are included in Note 3 – Segmental analysis.

2.   **Significant accounting policies (Continued)**

Shipping and handling fees

Shipping and handling fees are included in cost of sales and the related amounts charged to customers are included in turnover.

Operating leases

Lease payments under an operating lease are expensed on a straight-line basis over the lease term.

Research and development expenditure

The costs of research and development expenditure are expensed as incurred.

Derivative instruments

All derivative instruments are stated as assets or liabilities on the balance sheet at fair value, regardless of the purpose or intent for holding them.

Derivative instruments are financial instruments and other contracts:

- which have one or more underlying variable (i.e. a specified interest rate, commodity price, foreign exchange rate or similar variable) and either one or more notional amounts (i.e. a number of currency units, shares or other units) or payment provisions or both;

- that require little or no initial net investment; and

- whose payment terms require or permit net settlement.

The group uses derivative instruments to reduce its exposure to fluctuations in foreign currencies, interest rates, and commodity prices. The group does not deal in speculative trading of derivative instruments. The group designates certain foreign currency related derivative financial instruments which hedge exposure to variability in cash flows that are either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction, as cash flow hedges when such derivative instruments effectively meet pre-determined criteria. In instances where a derivative instrument is designated as a cash flow hedge, the effective part of any change in fair value of the derivative instrument is recognized in other comprehensive income in the statement of changes in shareholders' equity. It is subsequently recognized in the income statement over the same period as the hedged item is recognized in the income statement. The ineffective part of any change in fair value is immediately recognized in the income statement.

All other derivative instruments are measured at fair value at each reporting date with the resulting change in fair value immediately recognized in the income statement. Further information on the group's financial instruments is included in Note 25.

Employee benefits

Pension plans

The group operates defined benefit and defined contribution pension plans for its employees.

Contributions to defined contribution pension plans and pension expenses are recognized in the income statement as incurred.

2.   Significant accounting policies (Continued)

Defined benefit plan pension expenses are calculated and recognized in the income statement in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, *Employers' accounting for pension*s (SFAS 87).

The projected unit credit method is used to determine the accrued benefit obligations based on completed service and to value the plans' assets at fair value.

Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses, that emerge when individual plans' performance differs from the assumptions made, are accumulated and amortized, over the future service lives of employees or the remaining life expectancy of inactive participants, if they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets of the associated plan at the beginning of the year. Prior service costs or credits that arise from plan amendments are amortized by assigning an equal amount to each future period of service of each employee active at the date of the amendment who is expected to receive benefits under the plan. Where all or almost all of the plans' participants are inactive, the costs of retroactive plan amendments are amortized based on the remaining life expectancy of those participants.

The amount recorded in the balance sheet is the accumulated difference between the pension expense and the contributions paid in respect of that plan. The balance sheet provision or prepayment will differ from the funded status of the plan to the extent that there are unamortized actuarial gains or losses or unamortized prior service costs or credits.

The group records a non-cash charge to accumulated other comprehensive income to recognize any additional minimum pension liability in accordance with SFAS 87, which requires that a liability be recognized at year end in an amount equal to the amount by which the Accumulated Benefit Obligation (ABO) exceeds the fair value of the defined benefit pension plan assets. The additional minimum pension liability is recorded by recognizing an intangible asset to the extent of any unrecognized prior service costs and unrecognized transition obligations.

Post-retirement healthcare

Post-retirement healthcare expenses are calculated and recognized in the income statement in accordance with Statement of Financial Accounting Standards No. 106, *Employers' accounting for post-retirement benefits other than pensions* (SFAS 106). The projected unit credit method is used to determine the accrued benefit obligations based on completed service. The post-retirement healthcare plans are unfunded.

Independent actuarial valuations are prepared annually using a market-related discount rate and an individual best-estimate approach for the other assumptions that are pertinent to valuing the accrued obligations. The actuarial gains and losses that emerge when the plans' experience differs from the assumptions made are recognized in the period in which they arise, as permitted by SFAS 106. Prior service costs or credits that arise from plan amendments are amortized by assigning an equal amount to each future period of service of each employee active at the date of the amendment that is expected to receive benefits under the plan.

The amount stated in the balance sheet will differ from the Accumulated Projected Benefit Obligation (APBO) to the extent that there are unamortized prior service costs or credits.

2. Significant accounting policies (Continued)

Share-based payments

The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

Effective 1 July 2005 the provisions of Statement of Financial Accounting Standards No. 123R, *Share-based payment* (SFAS 123(R)), were adopted under the modified retrospective transition method for the Sasol Share Incentive Scheme. The group applied the modified retrospective transition method of SFAS 123(R) by adjusting the financial results of prior periods to reflect the fair value method of expensing share-based payments for all awards which had not vested as at 1 July 2000, on a basis which is consistent with the pro-forma disclosures required for those periods in terms of SFAS 123. The group adopted the disclosure requirement of SFAS 123 effective from 1 July 2000, upon listing on the NYSE and filing of its registration statement on 6 March 2003.

The group previously applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for stock issued to employees* (APB 25), and related interpretations and disclosure requirements established by SFAS 123, *Accounting for stock-based compensation,* and SFAS 148, *Accounting for stock-based compensation–transition and disclosure–an amendment of FASB Statement No. 123.*

Under the provisions of SFAS 123(R), share-based payments are measured at the grant date, based on the calculated fair value of the award, and recognized as an expense over the employee requisite service period (generally the vesting period of the equity grant).

A description of the group share-based payment plan, information related to options granted under the plan and additional information on the adoption of SFAS 123(R) is provided in Note 23.

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

2. Significant accounting policies (Continued)

The table below presents a reconciliation of retained earnings, stated share capital, earnings attributable to shareholders, cost of sales, net (loss)/income from discontinued operations and earnings per share to the restated results for the years ended:

	Years ended	
	30 June 2005	30 June 2004
	(Rand in millions)	
Retained earnings as previously reported	44,011	37,080
Effect of change in method of accounting for share-based payment plan	(458)	(390)
Retained earnings, as restated	**43,553**	**36,690**
Stated share capital as previously reported	**3,356**	**2,976**
Effect of change in method of accounting for share-based payment plan	458	390
Stated share capital, as restated	**3,814**	**3,366**
Earnings attributable to shareholders as previously reported	**9,787**	**5,358**
Add: Share-based payment expense as prescribed under APB25	69	25
Deduct: Share-based payment expense as prescribed under SFAS 123 (R)	(137)	(146)
Earnings attribuatble to shareholders, as restated	**9,719**	**5,237**
Cost of sales before effect of change in accounting principle	**(25,053)**	**(23,170)**
Add: Share-based payment expense as prescribed under APB25.	69	25
Deduct: Share-based payment expense as prescribed under SFAS 123 (R)	(128)	(137)
Cost of sales, as restated	**(25,112)**	**(23,282)**
Net (loss)/income from discontinued operations before effect of change in accounting principle	**117**	**(130)**
Effect of change in method of accounting for share-based payment plan	(9)	(9)
Net (loss)/income from discontinued operations, as restated	**108**	**(139)**

	30 June 2005 Rand	30 June 2004 Rand
Earnings per share		
Basic earnings per share		
Earnings per share as previously reported	**15.94**	**8.78**
Effect of change in method of accounting for share-based payment plan	(0.11)	(0.20)
Earnings per share, as restated	**15.83**	**8.58**
Diluted earnings per share		
Diluted earnings pe share as previously reported	**15.76**	**8.74**
Effect of change in mnethod of accounting for share-based payment plan.	(0.11)	(0.20)
Diluted earnings per share, as restated	**15.65**	**8.54**

There was no income tax recognised as a consequence of the share based payment plan.

2.   Significant accounting policies (Continued)

Treasury shares

When Sasol Limited's shares are repurchased the amount paid is recorded as a deduction from total shareholders' equity in the statement of changes in shareholders' equity.

Comparative information

Certain prior year balances have been reclassified to conform with the current year's presentation.

Use of estimates

The group has prepared the financial statements in conformity with accounting principles generally accepted in the United States of America. Preparation of these financial statements require group management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

Segmental reporting

The group's primary reporting segments are:

• Sasol Mining

• Sasol Synfuels

• Sasol Oil (previously Sasol Liquid Fuels Business)

• Sasol Gas

• Sasol Synfuels International

• Sasol Polymers

• Sasol Solvents

• Sasol Olefins & Surfactants (discontinued operations)

• Classified as "Other Businesses" in the segment report:
  • Sasol Wax
  • Sasol Nitro
  • Sasol Technology
  • Sasol Petroleum International
  • Sasol Financing
  • Sasol Infrachem
  • Merisol
  • and the group's corporate head office

2. Significant accounting policies (Continued)

Segmental analysis is reported on a reporting segment basis using a management approach. This approach is based on the way management organizes segments within the group for making operating decisions and assessing performance. Additional geographical disclosure is provided. Segment results have been reported for the years presented and are described in Note 3.

Convenience translation to United States dollars

The functional currency of Sasol Limited and the reporting currency of the group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group. Solely for the convenience of the reader, US dollar information has been presented on an unaudited basis for the 2006 Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Cash Flow, and Consolidated Statement of Comprehensive Income. The convenience translation should not be construed as a representation that the rand amounts have been, could have been, or could in the future be, converted into US dollars at the noon buying rate for custom purposes as reported by the Federal Reserve Bank of New York.

Recent accounting pronouncements

The following recent accounting pronouncements which are applicable to the group have been issued by the FASB and have been adopted by the group during 2006:

Statement of Financial Accounting Standards No. 123R, Share-based payment (SFAS 123(R)), FSP FAS 123(R)-1, FSP FAS 123(R)-2, FSP FAS 123(R)-3 and FSP FAS 123(R)-4

The standard requires the measurement of the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which the employees are required to provide service in exchange for the reward.

The group adopted SFAS 123(R) and the related FASB Staff Positions retrospectively from 1 July 2005 for all periods presented. The impact of adopting this standard is set out in these accounting policies.

Statement of Financial Accounting Standards No. 151, Inventory costs, an amendment of ARB No. 43, Chapter 4 (SFAS 151)

In November 2004, the FASB issued SFAS 151 which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

The group adopted SFAS 151 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity.

2. Significant accounting policies (Continued)

Statement of Financial Accounting Standards No. 153, Exchanges of nonmonetary assets, an amendment to APB Opinion No. 29 (SFAS 153)

SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard requires nonmonetary exchanges to be accounted for at fair value of the assets exchanged, with gains and losses recognized, if the fair value is determinable and the transaction has commercial substance.

The group adopted SFAS 153 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity.

FASB Interpretation No. 47, Accounting for conditional asset retirement obligations, an interpretation of FASB Statement No. 143 (FIN 47)

In March 2005, the FASB issued FIN 47, which is effective for the group from 1 July 2005. FIN 47 clarifies that the phrase "conditional asset retirement obligation," as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and /or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. It is acknowledged in SFAS143 that in certain cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

There were no additional asset retirement obligations requiring recognition by the group as a result of the initial adoption of FIN 47 with effect from 1 July 2005.

EITF Issue 06-3, How taxes collected from customers and remitted to governmental authorities should be presented in the income statement (that is, gross versus net presentation) (EITF 06-3)

During its meeting in March 2006 the EITF reached tentative conclusion on how taxes, assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and collected from customers and remitted to governmental authorities, should be presented in the income statement. Taxes within EITF 06-3 can be presented either on a gross (included in revenues and costs) or a net (excluded from revenues) basis as provided in the entities accounting policy. For taxes that are reported on a gross basis disclosure should be provided of the amount of those taxes for each period for which an income statement is presented if those amounts are significant.

The group has adopted the guidance of EITF 06-3 and presents taxes within the scope on a net basis (excluded from revenue). The EITF was considered in the presentation of the group financial statements. The adoption of this guidance had no impact on the group's accounting policies.

2.   Significant accounting policies (Continued)

EITF Issue 04-6, Accounting for stripping costs incurred during production in the mining industry (EITF 04-6)

During 2004, a committee of the EITF began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the FASB) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred.

The group adopted EITF 04-6 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity or the group's accounting policies.

EITF Issue No. 04-13, Accounting for purchases and sales of inventory with the same counterparty (EITF 04-13)

The EITF reached consensus on EITF 04-13 at its September 2005 meeting. This issue addresses when it is appropriate to measure purchases and sales of inventory at fair value and record the effect of this transaction in cost of sales and turnover and when these transactions should be recorded as exchanges measured at book value of the item sold. It was concluded that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at book value of the items sold.

The group adopted EITF 04-13 effective from 1 July 2005. The adoption of this standard did not have a material impact on the group's results of operations, financial position or liquidity.

EITF Issue No. 03-13, Applying the conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the impairment or disposal of long-lived assets, in determining whether to report discontinued operations (EITF 03-13)

In November 2004, the EITF reached a consensus on EITF 03-13 on evaluating whether the criteria in paragraph 42 of Statement of Financial Accounting Standards No. 144, *Accounting for the impairment or disposal of long-lived assets*, have been met for the purposes of classifying the results of operations of an entity that either has been disposed or classified as held for sale as discontinued operations.

The group adopted EITF 03-13 effective from 1 July 2005. The EITF was considered in the presentation of the group financial statements.

The following recent accounting pronouncements which are applicable to the group but not yet effective have been issued by the FASB and have not been adopted by the group:

FASB Interpretation No. 48, Accounting for uncertainty in income taxes–an interpretation of FASB Statement No. 109 (FIN 48)

In July 2006, the FASB issued FIN 48 which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this interpretation firstly requires the determination whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position and secondly the position is measured to determine the amount of benefit to be recognized in the financial statements. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after 15 December 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings.

2.   Significant accounting policies (Continued)

The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FAS 13-1, Accounting for rental costs incurred during a construction period (FSP No. 13-1)

In October 2005, the FASB issued FSP FAS 13-1 which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The guidance requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The rental costs shall be included in income from continuing operations. FSP FAS 13-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended 30 June 2007.

The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FAS 115-1 and FAS 124-1, The meaning of other-than-temporary impairment and its application to certain investments (FSP FAS 115-1 and FAS 124-1)

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 providing guidance for the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005 and will be adopted by the group in the year ended 30 June 2007.

The group is in the process of evaluating the impact of this pronouncement and it is believed that it will not have a material impact on our results of operations, financial position or liquidity.

FASB Staff Position No. FIN 46(R)-6, Determining the variability to be considered in applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6)

In April 2006, the FASB issued FSP FIN 46(R)-6 to address how to determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46(R)). The variability to be considered in applying FIN 46(R) is based on an analysis of the design of the entity considering the nature of the risks in the entity, determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. FSP FIN 46(R)-6 is effective the first day of the first reporting period beginning after 15 June 2006.

The group is evaluating the impact of this statement and believes that it will not have a material impact on our results of operations, financial position or liquidity.

2. Significant accounting policies (Continued)

Statement of Financial Accounting Standards No. 158, Employers' accounting for defined benefit and other postretirement plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R) (SFAS 158)

On 29 September 2006, the FASB issued SFAS 158 which improves financial reporting by requiring an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 requires a company to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the year ending after 15 December 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for years ending after 15 December 2008.

The group is in the process of evaluating the impact of this pronouncement on our results of operations, financial position or liquidity.

Staff Accounting Bulletin No. 108, Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements (SAB108)

In September 2006, the SEC issued SAB 108. SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the curent year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evalute whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior errors that have been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after 15 November 2006, with earlier adoption encouraged. The group is currently in the process of assessing the impact the adoption of SAB 108 will have on its financial statements.

3. Segmental analysis

Reporting segments

The group has eight main reportable segments that comprise the structure used by the Group Executive Committee (GEC) to make key operating decisions and assess performance as noted in our significant accounting policies.

As a result of the intended sale of Sasol O&S, the chief operating decision maker (CODM) has elected to transfer the comonomers business, which does not form part of the divestiture group, to the solvents business unit. Comparative information has been restated accordingly.

The group's reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. They are managed separately because each business utilizes different technology, manufacturing and marketing strategies.

The group evaluates the performance of its reportable segments based on operating profit. The group accounts for inter-segment sales and transfers as if the sales and transfers were entered into under the same terms and conditions as would have been entered into in a market related transaction.

3.   Segmental analysis (Continued)

The financial information of the group's reportable segments is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. The measurements of reportable segments' profitability and assets are reconciled to the amounts reported in the group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

The group has formed significant joint ventures to promote Sasol technology and products internationally. The group is promoting and marketing its gas-to-liquids (GTL) technology for converting remote or flared natural gas into new-generation, low-emission GTL diesel, GTL naphtha and other products. It is envisaged that Sasol Synfuels International (SSI) through the recent development of the GTL plants in Qatar and Nigeria would contribute significantly to the group results and will contribute to the growing of a global GTL business in the future. Consequently the chief operating decision maker has chosen to include SSI as a reportable operating segment. SSI did not meet any of the quantitative thresholds but has been considered reportable and has been separately disclosed in terms of SFAS 131, *Disclosures about segments of an enterprise and related information*, as the chief operating decision maker believes that the information about SSI would be useful to readers of the financial statements.

The financial information presented to our chief operating decision maker, including the financial information of the group's reportable segments, is presented in accordance with International Financial Reporting Standards (IFRS). Since the IFRS financial information is the basis on which segmental financial decisions are based, resources are allocated and performance is assessed, this is the accounting basis for segment reporting that is required to be disclosed.

The IFRS segment reporting information is reconciled to the amounts reported in the group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America for all years presented.

Sasol Mining

Sasol Mining's activities include the mining and supply of coal to other segments including Sasol Synfuels, other group companies and to third parties.

Sasol Mining sells coal under both long-term and short-term contracts at a price determinable from the agreements. Turnover is recognized upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer, prices are fixed or determinable and collectibility is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the product.

The related costs of sales are recognized in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Sasol Synfuels

Sasol Synfuels' activities include the production of synthesis gas from coal, supplied by Sasol Mining, using in-house technology to convert this into a wide range of liquid fuels intermediates and petrochemicals. Sasol Synfuels also provides chemical feedstock to, amongst others, Sasol Olefins & Surfactants, Sasol Polymers and Sasol Solvents.

3. **Segmental analysis (Continued)**

Sasol Synfuels sells synfuels, chemical feedstock and industrial pipeline gas under contracts at prices determinable from the agreements. Turnover is recognized for the liquid fuel intermediates and petrochemicals when the title and risks and rewards of ownership pass to the customer, which is when the product has passed over the appropriate weigh bridge or flow meter, prices are fixed or determinable and collectibility is reasonably assured.

Sasol Oil

Sasol Oil is responsible for the group's crude oil refining activities and for blending and marketing of all liquid fuels and lubricants.

Sasol Oil sells liquid fuels products under both short-term and long-term agreements for both retail sales and commercial sales including sales to other oil companies. The prices are regulated and fixed by South African law for retail sales, and the prices are fixed and determinable according to the specific contract with periodic price adjustments for commercial sales and sales to other oil companies. Laboratory tests of the fuel specifications and content are performed prior to delivery. Turnover is recognized under the following arrangements:

- Commercial sales transactions and sales to other oil companies: when product is delivered to the customer site, which is the point where the risks and rewards of ownership and title of the product transfer to the customer, and collectibility is reasonably assured.

- Dealer-owned supply agreements and franchise agreements: upon delivery of the product to the customer, which is the point where the risks and rewards of ownership of the product transfer to the customer. Title under these contracts is retained to enable recovery of the goods in the event of customer default on payment. The title to the goods does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers' tanks.

Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the turnover.

Sasol Gas

Sasol Gas' activities include the marketing of clean-burning pipeline gas sourced from Sasol Synfuels and natural gas from the Mozambican gas fields.

Sasol Gas sells gas under long-term contracts at a price determinable from the agreements. Turnover is recognized at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership passes to the customer, and where prices are determinable and collectibility is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognized in the same period as the turnover.

3.   Segmental analysis (Continued)

Sasol Synfuels International

Sasol Synfuels International (SSI) is responsible for developing, implementing and managing international business ventures based on Sasol's Fischer-Tropsch synthesis technology. SSI is also involved in the development of GTL fuels and production of other chemical products from GTL derived feedstock. SSI is currently involved in the establishment of two GTL production facilities in Qatar and Nigeria and is conducting feasibility studies at various other locations around the world.

Turnover is derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Sasol Polymers

Sasol Polymers focuses on the production of monomers, polypropylene, polyethylene, vinyls and other chemical products through its respective businesses.

Sasol Solvents

Sasol Solvents primarily manufactures and markets globally a range of oxygenated solvents and chemical intermediates to various industries.

Sasol Olefins & Surfactants (discontinued operations)

Sasol Olefins & Surfactants manufactures and markets globally a diverse range of surfactants, surfactant intermediates, alcohols, monomers and inorganic speciality chemicals.

3. Segmental analysis (Continued)

The above chemical industry segments (Sasol Polymers, Sasol Solvents and Sasol Olefins & Surfactants) sell much of their products under contracts at prices determinable from such agreements. Turnover is recognized upon delivery to the customer which in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer, prices are determinable and collectibility is reasonably assured. Turnover on consignment sales is recognized on consumption by the customer, when title and the risks and rewards of ownership pass to the customer, prices are determinable and collectibility is reasonably assured. Product quality is safeguarded through quality assurance programs. The date of delivery is determined in accordance with the contractual agreements entered into with customers which are briefly summarized as follows:

Delivery terms	Title and risks and rewards of ownership pass to the customer
Ex-Tank sales	When products are loaded into the customer's vehicle or unloaded from the seller's storage tanks.
Carriage Paid To (CPT)	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board (FOB)	When products are loaded into the transport vehicle – customer is responsible for shipping and handling costs.
Cost Insurance Freight (CIF) and Cost Freight Railage (CFR)	When products are loaded into the transport vehicle – seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery (POD)	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Other Businesses

Other businesses include the group's treasury, upstream exploration and production activities, production and marketing of wax and wax related products, manufacturing of ammonia and its derivatives, research and development activities, synthesis gas, manufacturing of phenolics and cresylics and central administration activities.

3. Segmental analysis (Continued)

The results of the reporting segments were as follows:

	Note	Year ended 30 June 2006			Year ended 30 June 2005			Year ended 30 June 2004		
		External turnover	Inter-segment turnover	Total turnover	External turnover	Inter-segment turnover	Total turnover	External turnover	Inter-segment turnover	Total turnover
					(Rand in millions)					
Sasol Mining		**1,517**	**3,949**	**5,466**	1,471	3,744	5,215	1,083	4,161	5,244
Sasol Synfuels		**915**	**24,734**	**25,649**	820	17,864	18,684	1,329	14,664	15,993
Sasol Oil		**32,243**	**544**	**32,787**	23,525	187	23,712	18,554	297	18,851
Sasol Gas		**1,663**	**1,546**	**3,209**	1,408	996	2,404	1,389	133	1,522
Sasol Synfuels International . .		**161**	**–**	**161**	–	–	–	7	–	7
Sasol Polymers		**7,537**	**102**	**7,639**	7,199	83	7,282	6,576	86	6,662
Sasol Solvents		**10,485**	**1,181**	**11,666**	9,361	947	10,308	7,937	748	8,685
Other business		**9,329**	**4,242**	**13,571**	8,713	3,534	12,247	8,124	3,609	11,733
Total Segments – Continuing operations		**63,850**	**36,298**	**100,148**	52,497	27,355	79,852	44,999	23,698	68,697
Elimination of intersegment turnover				**(36,298)**			(27,355)			(23,698)
Total turnover				**63,850**			52,497			44,999

Reconciliation of segment information to consolidated financial statements
Adjustments:

	Note									
Equity accounting and reversal of proportionate consolidation	1	**(1,993)**			(1,810)			(1,659)		
Entities previously not consolidated	2	**–**			–			266		
As reported in consolidated income statements		**61,857**			50,687			43,606		

3. Segmental analysis (Continued)

The results of the reporting segments were as follows (continued):

	Note	Year ended 30 June 2006 Operating profit/(loss)	Year ended 30 June 2005 Operating profit/(loss) (Rand in millions)	Year ended 30 June 2004 Operating profit/(loss)
Sasol Mining		**1,180**	1,239	1,185
Sasol Synfuels		**13,499**	7,546	5,498
Sasol Oil		**2,432**	1,892	1,421
Sasol Gas		**1,526**	931	386
Sasol Synfuels International		**(642)**	(201)	(140)
Sasol Polymers		**822**	1,475	1,021
Sasol Solvents		**873**	1,021	4
Other businesses		**1,042**	480	(239)
Total segments – Continuing operations		**20,732**	14,383	9,136
Reconciliation of segment information to consolidated financial statements				
Adjustments:				
Equity accounting and reversal of proportionate consolidation	1	**(123)**	(180)	56
Entities previously not consolidated	2	**–**	–	106
Business combinations	3	**(15)**	77	(151)
Research and development expensed	4	**(60)**	–	–
Derivative instruments	5	**(4)**	(1)	(12)
Foreign currency translation	6	**–**	(3)	(253)
Impairment	7	**36**	375	83
Asset retirement obligations	8	**134**	(94)	(23)
Gain arising from issuance of subsidiary's shares	10	**–**	–	(108)
Other		**(12)**	(180)	(288)
As reported in consolidated income statements		**20,688**	14,377	8,546

3. Segmental analysis (Continued)

The results of the reporting segments were as follows (continued):

	Note	Year ended 30 June 2006 Cash flow information		Year ended 30 June 2005 Cash flow information		Year ended 30 June 2004 Cash flow information	
		Additions to PPE*	Depreciation and amortisation	Additions to PPE*	Depreciation and amortisation	Additions to PPE*	Depreciation and amortisation
				(Rand in millions)			
Sasol Mining		**624**	**(546)**	615	(506)	358	(567)
Sasol Synfuels		**2,800**	**(661)**	3,248	(560)	1,867	(1,154)
Sasol Oil		**724**	**(463)**	1,011	(399)	588	(369)
Sasol Gas		**138**	**(258)**	204	(222)	1,544	(78)
Sasol Synfuels International		**1,735**	**(17)**	1,246	(1)	1,690	(1)
Sasol Polymers		**4,364**	**(404)**	4,423	(284)	1,703	(485)
Sasol Solvents		**1,037**	**(395)**	493	(385)	1,336	(351)
Other businesses		**612**	**(656)**	602	(820)	1,436	(720)
Continuing operations		**12,034**	**(3,400)**	11,842	(3,177)	10,522	(3,725)
Discontinued operations – Sasol Olefins & Surfactants . . .		**992**	**(768)**	578	(832)	632	(1,296)
Total segments		**13,026**	**(4,168)**	12,420	(4,009)	11,154	(5,021)
Reconciliation of segment information to consolidated financial statements							
Adjustments:							
Equity accounting and reversal of proportionate consolidation . . .	1	**(3,707)**	**169**	(2,599)	174	(2,295)	141
Entities previously not consolidated .	2	**–**	**–**	–	–	179	(5)
Business combinations	3	**–**	**80**	–	102	–	30
Research and development expensed	4	**(61)**	**37**	(25)	(38)	(42)	(3)
Derivative instruments	5	**292**	**21**	(205)	3	(66)	32
Impairment	7	**–**	**(3)**	–	–	–	(4)
Asset retirement obligations	8	**(26)**	**15**	46	6	(11)	20
Capital leases	11	**(56)**	**10**	–	20	(8)	(19)
Other		**235**	**(83)**	520	(6)	(240)	(36)
Discontinued operations		**–**	**669**	–	693	–	1,187
As reported in consolidated financial statements		**9,703**	**(3,253)**	10,157	(3,055)	8,671	(3,678)

*Property, plant and equipment

3. Segmental analysis (Continued)

The assets and capital commitments of the reporting segments were as follows:

	Note	Year ended 30 June 2006		Year ended 30 June 2005		Year ended 30 June 2004	
		Total assets	Capital commitments	Total assets	Capital commitments	Total assets	Capital commitments
		(Rand in millions)					
Sasol Mining		**4,176**	**682**	3,862	822	3,829	730
Sasol Synfuels		**14,832**	**2,703**	12,340	2,909	9,314	6,381
Sasol Oil		**13,129**	**460**	10,023	662	8,818	962
Sasol Gas		**5,722**	**212**	5,842	212	5,824	425
Sasol Synfuels International		**9,320**	**4,110**	6,076	5,990	2,955	5,482
Sasol Polymers		**18,700**	**2,212**	13,383	5,696	8,104	8,299
Sasol Solvents		**12,625**	**1,411**	11,285	1,304	7,062	1,754
Other businesses		**11,723**	**2,076**	11,089	1,041	11,057	514
Continuing operations		**90,227**	**13,866**	73,900	18,636	56,963	24,547
Discontinued operations –							
Sasol Olefins & Surfactants . . .		**11,836**	**762**	13,560	533	16,077	233
Total segments		**102,063**	**14,628**	87,460	19,169	73,040	24,780
Reconciliation of segment information to consolidated financial statements							
Adjustments:							
Equity accounting and reversal of proportionate consolidation . . .	1	**(8,984)**	**–**	(7,356)	–	(3,460)	–
Entities previously not consolidated .	2	**–**	**–**	–	–	–	–
Business combinations	3	**(1,248)**	**–**	(1,263)	–	(633)	–
Research and development expensed	4	**(372)**	**–**	(311)	–	(341)	–
Derivative instruments	5	**(732)**	**–**	(201)	–	(791)	–
Impairment	7	**981**	**–**	945	–	72	–
Pension asset	9	**406**	**–**	315	–	357	–
Capital leases	11	**285**	**–**	254	–	218	–
Deferred tax asset classificaton . . .	12	**1,136**	**–**	578	–	267	–
Assets held for sale	13	**(205)**	**–**	–	–	–	–
Unamortized borrowing costs	14	**129**	**–**	120	–	140	–
Other		**429**	**–**	(113)	–	(104)	–
As reported in consolidated financial statements		**93,888**	**14,628**	80,428	19,169	68,765	24,780

3. Segmental analysis (Continued)

Notes on the reconciliation of segment information to the consolidated financial statements

1. *Equity accounting and reversal of proportionate consolidation*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, proportionate consolidation is applied with respect to incorporated joint ventures for IFRS reporting purposes. Under US GAAP, the equity method of accounting is applied.

2. *Entities previously not consolidated*

From 1 January 2004, Naledi Petroleum Holdings (Pty) Limited (NPH) was consolidated for both IFRS reporting purposes and for US GAAP. (See Note 4 Acquisitions for details relating to the acquisition of the remaining 75.63% of NPH).

3. *Business combinations*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, the timing of recording of certain fair value adjustments differs under US GAAP to those recorded for IFRS reporting purposes because transactions were not accounted for at the same effective date. This will have a continuing impact on depreciation of these items.

Also, for the year ended 30 June 2004, negative goodwill was recognized for IFRS reporting purposes and amortized over the remaining useful life of non-financial assets acquired. With effect from 1 July 2004, negative goodwill was written off against opening retained earnings. US GAAP requires that negative goodwill be allocated to reduce the amounts of certain non-financial assets acquired and any excess amount remaining is recognized as an extraordinary gain in the period that it arises.

4. *Research and development expensed*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, research costs are recognized in the income statement while certain development costs on capital projects are capitalized. US GAAP requires that certain of these development costs be recognized in the income statement as incurred.

5. *Derivative instruments*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, all new derivative contracts entered into met the criteria for hedge accounting under both US GAAP and for IFRS reporting purposes.

All contracts entered into prior to 30 June 2002 (open forward exchange contracts) which still existed at 30 June 2006, 30 June 2005 and 30 June 2004 did not meet the hedge accounting criteria under US GAAP and as such hedge accounting was not applied.

For IFRS purposes, foreign currency exchange differences arising on cash flow hedge accounting are capitalized to property, plant and equipment. Under US GAAP, the translation gains and losses arising on cash flow hedge accounting are recognized in equity, and are amortized over the useful life of the underlying asset.

6. *Foreign currency translation*

For the years ended 30 June 2005 and 30 June 2004, only one entity was accounted for differently for IFRS reporting purposes and under US GAAP. As a result the translation gains and losses arising on translation of monetary assets and liabilities of this entity were recognized in the income statement.

3. Segmental analysis (Continued)

7. *Impairment*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, the cumulative effect of impairment recognized for IFRS reporting purposes is reversed under US GAAP. For IFRS reporting purposes, property, plant and equipment is considered to be impaired when its carrying value exceeds the discounted estimated future cash flows, whereas under US GAAP an initial impairment review is required to be performed on an undiscounted basis.

8. *Asset retirement obligations*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes asset retirement obligations are discounted at a risk free discount rate which is reassessed annually, whereas under US GAAP, a credit adjusted rate is used for the entire period and not reassessed. Also, for IFRS reporting purposes, the accretion charge is recognized as an interest expense in the income statement in the year that it was incurred. Under US GAAP the accretion charge is recognized as an operating expense.

9. *Pension asset*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, any unamortized prior service cost is recognized in the income statement in the year that the obligation arose. Under US GAAP, the unamortized prior service cost is recognized over the expected remaining working life of participants, or where almost all of the plans' participants are inactive, the unamortized prior service cost is recognized over the remaining life expectancy of those participants.

10. *Gain arising from issuance of subsidiary's shares*

For the year ended 30 June 2004, for IFRS reporting purposes, the gain arising from issuance of a subsidiary's shares was reflected in operating income. Under US GAAP this gain has been reflected as non-operating income.

11. *Capital leases*

Certain leases classified as operating leases for IFRS reporting purposes were classified as capital leases under US GAAP as they met the requirements for capitalization.

12. *Deferred tax asset classification*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, total segment assets exclude deferred tax assets.

In addition, other reconciling differences arise as a result of the tax impact of certain other differences between amounts reported for IFRS reporting purposes and those under US GAAP.

13. *Assets held for sale*

For the year ended 30 June 2006, the asset values relating to the discontinued operation are different for IFRS and US GAAP due to fair value adjustments made at acquisition date and different impairment values being recorded.

14. *Unamortized borrowing costs*

For the years ended 30 June 2006, 30 June 2005 and 30 June 2004, for IFRS reporting purposes, the costs associated with the arrangement of long-term debt financing are set-off against long-term debt. Under US GAAP, these costs are reflected as prepaid expenses.

3.   **Segmental analysis (Continued)**

Geographic information

In terms of geographic analysis, turnover, the related costs of inventory sold and trade receivables are reported by location of customer and other assets and expenditure by the location of the operating activities. The principal geographic markets and operating activities are in Europe, Asia, North America and South Africa. Within the principal geographic market of Europe, the majority of assets are located in and turnover and operating profit mainly derived from Germany and Italy. Within the principal geographic market of North America, the majority of assets are located in and external turnover and operating profit are derived from the United States of America.

2006	Income statement		Balance sheet		
	Turnover (external)	Operating profit/(loss)	Aditions to PPE*	Total assets	Capital commitments
	(Rand in millions)				
Germany	2,614	13	108	6,752	71
Italy	544	(83)	–	1,981	–
The Netherlands	1,211	152	–	655	31
Rest of Europe	3,911	501	5	3,785	–
Europe	**8,280**	**583**	**113**	**13,173**	**102**
Iran	86	24	1,590	4,124	1,190
Qatar	59	(104)	449	3,847	501
Rest of the Middle East and India	1,228	141	–	534	–
Middle East and India	**1,373**	**61**	**2,039**	**8,505**	**1,691**
Far East	**1,491**	**10**	**–**	**1,110**	**–**
United States of America	2,861	16	22	5,546	9
Rest of North America	171	4	–	206	–
North America	**3,032**	**20**	**22**	**5,752**	**9**
South America	**504**	**30**	**–**	**223**	**–**
Southeast Asia and Australasia	**1,334**	**174**	**3**	**1,344**	**–**
Mozambique	174	483	85	3,381	1,384
Nigeria	190	(6)	1,290	5,096	3,783
Other African Countries	4,627	788	102	920	107
Rest of Africa	**4,991**	**1,265**	**1,477**	**9,397**	**5,274**
Republic of South Africa	**42,845**	**18,589**	**8,380**	**62,559**	**6,790**
Total segments	**63,850**	**20,732**	**12,034**	**102,063**	**13,866**

* Property, plant and equipment

2005	Income statement		Balance sheet		
	Turnover (external)	Operating profit/(loss)	Aditions to PPE*	Total assets	Capital commitments
	(Rand in millions)				
Germany	2,423	252	89	5,848	69
Italy	584	177	–	3,861	–
The Netherlands	1,056	165	48	440	–
Rest of Europe	4,134	547	11	2,662	–
Europe	8,197	1,141	148	12,811	69
Iran	69	(19)	823	1,823	2,427
Qatar	41	127	872	2,633	1,503
Rest of the Middle East and India	987	139	–	482	–
Middle East and India	1,097	247	1,695	4,938	3,480
Far East	1,619	78	–	859	–
United States of America	2,089	84	13	6,665	14
Rest of North America	76	7	–	153	–
North America	2,165	91	13	6,818	14
South America	371	8	–	249	–
Southeast Asia and Australasia	1,294	85	3	1,456	–
Mozambique	44	75	87	3,970	427
Nigeria	116	29	460	1,964	5,076
Other African Countries	2,282	439	68	888	145
Rest of Africa	2,442	543	615	6,822	5,648
Republic of South Africa	35,312	12,190	9,368	53,507	9,425
Total segments	52,497	14,383	11,842	87,460	18,636

* Property, plant and equipment

2004	Income statement		Balance sheet		
	Turnover (external)	Operating profit/(loss)	Aditions to PPE*	Total assets	Capital commitments
	(Rand in millions)				
Germany	4,646	81	97	5,108	34
Italy	–	6	–	3,302	–
The Netherlands	–	62	170	634	–
Rest of Europe	2,641	115	3	2,076	4
Europe	**7,287**	**264**	**270**	**11,120**	**38**
Iran	93	2	474	711	2,819
Qatar	47	–	1,085	1,510	2,010
Rest of Middle East and India	993	96	1	358	–
Middle East and India	**1,133**	**98**	**1,560**	**2,579**	**4,829**
Far East	**1,248**	**142**	**–**	**674**	**–**
United States of America	1,628	17	9	5,944	15
Rest of North America	442	2	–	118	–
North America	**2,070**	**19**	**9**	**6,062**	**15**
South America	**340**	**1**	**–**	**161**	**–**
Southeast Asia and Australasia	**1,093**	**42**	**34**	**1,456**	**–**
Mozambique	32	(207)	1,021	4,220	305
Nigeria	155	28	593	844	3,472
Other African Countries	2,759	387	74	484	25
Rest of Africa	**2,946**	**208**	**1,688**	**5,548**	**3,802**
Republic of South Africa	**28,882**	**8,362**	**6,961**	**45,440**	**15,863**
Total segments	**44,999**	**9,136**	**10,522**	**73,040**	**24,547**

* Property, plant and equipment

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements (Continued)

4.   Acquisitions and disposals of businesses

Acquisitions

2006 Acquisitions

In November 2005, Sasol Limited acquired the remaining share capital (2%) in Sasol Oil (Pty) Limited previously owned by minority shareholders through the Sizanani Trust for a consideration of R146 million.

In terms of a loan and security agreement concluded with Lux International Corporation during 2005, Sasol Wax International AG obtained effective control of the business and therefore consolidated the entity from January 2006.

The net effect at the dates of acquisition on the cash flow statement is a R147 million reduction in cash.

2005 Acquisitions

There were no significant acquisitions for the year ended 30 June 2005.

2004 Acquisitions

Naledi Petroleum Holdings (Pty) Limited

With effect from 1 January 2004 the group acquired the remaining 75.63% of Naledi Petroleum Holdings (Pty) Limited (NPH) for a total consideration of R369 million of which R223 million was settled in cash and R146 million by the issue of Sasol Oil (Pty) Limited shares. In terms of the transaction, 22 shares in Sasol Oil (Pty) Limited (representing 2% of the issued shares of the company) were issued to some of the previous shareholders of NPH. The issue of these shares had the effect of diluting Sasol's interest in Sasol Oil (Pty) Limited by 2.04%. The effect of the dilution of the group's interest in Sasol Oil (Pty) Limited resulted in a gain of R108 million being realized. NPH through its Excel brand supplies fuel and lubricants to retail and commercial markets.

	Book value at acquisition	Fair value adjustments	Total fair value	% acquired 75.63%
	(Rand in millions)			
Cash and cash equivalents	142	–	142	107
Accounts receivable, net of allowance for doubtful accounts	305	–	305	231
Inventory	1	–	1	1
Current assets	448	–	448	339
Property, plant and equipment	91	162	253	191
Intangible assets	–	558	558	422
Investments	40	9	49	37
Long-term receivables	24	–	24	18
Deferred tax	7	–	7	5
Non-current assets	162	729	891	673
Total assets acquired	610	729	1,339	1,012
Current liabilities	(544)	–	(544)	(411)
Deferred tax	–	(167)	(167)	(127)
Long-term obligations	–	(162)	(162)	(123)
Total liabilities assumed	(544)	(329)	(873)	(661)
Net assets acquired	66	400	466	351
Goodwill				18
Consideration paid				369

Other smaller acquisitions which were accounted for in accordance with the purchase method of accounting during the year ended 30 June 2004, were as follows:

With effect from 1 July 2003 Sasol Italy SpA (part of the Sasol Olefins & Surfactants divesture group) acquired the remaining 48,05% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf for a cash consideration of US$ 2.7 million (R17 million).

In December 2003, Sasol Chemical Industries Limited acquired the remaining 58% shares in ChemCity (Pty) Limited for a consideration of R22 million, net of cash acquired of R16 million.

Disposals

2006 Disposals

On 1 July 2005, a 25% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited was sold to iGas Limited for a consideration of R595 million. The group recorded a profit on disposal of R269 million.

Other smaller disposals relating to liquidations of dormant companies amounting to R7 million loss on disposal, was also recognized during the year ended 30 June 2006.

2005 Disposals

On 1 March 2005, Sasol Wax International AG underwent a restructuring whereby the entity disposed of its investment in Euro Schumann Sasol Wax GmbH and simultaneously acquired a 100% investment in Sasol Wax Danmark APS and a 31.25% direct interest in Paramelt RMC BV.

Prior to the transaction Sasol Wax International AG held an effective 31.875% interest in Paramelt, hence resulting in a 0.625% dilution of their shareholding in Paramelt and net cash disposed of R47 million.

The restructuring was a non-monetary fair value transaction and was accounted for as a share-for-share exchange, hence there was no gain or loss recognized.

With effect from 1 March 2005, Paramelt RMC BV was equity accounted and Sasol Wax Danmark was consolidated.

Other smaller disposals amounting to R35 million less cash disposed of, of R34 million, were also recognized during the year ended 30 June 2005.

2004 Disposals

The group made the following disposals:

Sasol Servo BV (Sasol Servo)

During 2004, Sasol Chemie GmbH sold its 100 % shareholder interest in Sasol Servo to UK-listed Elementis Plc for Euro 27 million (R204 million) in cash. The group recorded a profit on disposal of Euro 3.7 million (R28 million).

Sasol Servo is a speciality chemicals manufacturer based in the Netherlands which was acquired by Sasol as part of the Condea acquisition in 2001. Sasol Servo had an annual turnover of approximately Euro 120 million, and consists of four divisions: coating additives, oilfield chemicals, chemicals and speciality surfactants, and pulp and paper chemicals.

This transaction is consistent with Sasol's stated commitment to divest of any non-core chemical assets at values that benefit the interests of its shareholders.

Energy Storage Technologies Inc. (EST)

During 2004, Sasol Wax International AG disposed of its 50% interest in EST for a nominal amount. The group recorded a profit on disposal of approximately Euro 5.9 million (R50 million).

EST's activities included providing temperature control products and services based on the use of phase change materials and vacuum insulation.

This transaction is consistent with Sasol's stated commitment to divest of any non-core assets at values that benefit the interests of its shareholders.

5. Operating profit

Operating profit is stated after taking into account:

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Amortization of intangible assets	263	300	430
Depreciation of property, plant and equipment (including capitalized leases)	2,990	2,755	3,248
– Mineral assets	770	562	464
– Buildings	98	85	81
– Plant, equipment and vehicles	2,122	2,108	2,703
Exploration costs written off	124	121	223
Effect of the crude oil hedging	93	1,158	(36)
– effect of crude oil swap	–	1,147	–
– revaluation of crude oil derivative instruments	93	11	(36)
Loss/(gain) on disposal of non-current assets	50	(7)	(202)
Loss on scrapping of property, plant and equipment	264	250	22
Gain on disposal of businesses	(262)	(9)	(50)
(Gain)/loss on disposal of equity accounted investees	–	(31)	27
Impairment of			
– Investment in Black Top Holdings (Pty) Limited	–	35	–
– Property, plant and equipment	98	134	174
– Goodwill and intangible assets	21	13	26
– Investment in securities	–	2	5
Operating lease rentals			
– Equipment	208	107	81
– Buildings	62	75	43
Research and development expenditure	277	188	358
Restructuring charges	–	12	–
Technical fees	311	285	237
Write down of inventory to market value	119	33	60

6. Finance costs

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Interest costs incurred	1,152	1,208	1,235
Less: amounts capitalized	(949)	(1,028)	(1,071)
	203	180	164
Amounts capitalized to:			
Property, plant and equipment	(587)	(592)	(739)
Equity accounted investees	(362)	(436)	(332)
	(949)	(1,028)	(1,071)

7. Income tax

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Income/(loss) before tax			
South Africa	**19,396**	13,432	9,721
Foreign	**1,359**	860	(1,083)
	20,755	14,292	8,638
Income tax expense from continuing operations			
Current tax			
– South African normal tax	**(5,607)**	(3,325)	(2,842)
– Secondary tax on companies (STC)	**(551)**	(375)	(343)
– Foreign	**(386)**	(420)	(158)
Total current tax	**(6,544)**	(4,120)	(3,343)
Deferred tax			
– South African	**(123)**	(693)	202
– Foreign	**215**	(73)	19
Total deferred tax income/(expense)	**92**	(766)	221
Income tax expense for the year	**(6,452)**	(4,886)	(3,122)

Total income tax expense differs from the amount computed by applying the South African normal tax rate to income from continuing operations before tax. The reasons for these differences are as follows:

	30 June 2006	30 June 2005	30 June 2004
Reconciliation of tax rate	**%**	**%**	**%**
South African normal tax rate	**29.0**	30.0	30.0
Increase in rate of tax due to:			
– STC	**2.6**	2.6	4.0
– Different foreign tax rates	**–**	0.1	–
– Prior year adjustments	**0.2**	0.6	–
– Disallowed expenditure	**1.7**	2.6	3.6
	33.5	35.9	37.6
Decrease in rate of tax due to:			
– Prior year adjustments	**–**	–	(0.8)
– Different foreign tax rates	**(0.2)**	–	–
– Exempt income	**(0.9)**	(1.4)	(0.7)
– Investment incentive allowance	**–**	(0.3)	–
– Change in tax rate	**(1.3)**	–	–
Effective tax rate	**31.1**	34.2	36.1

The tax effects of temporary differences comprising the net deferred tax liability are as follows:

	30 June 2006	30 June 2005
	(Rand in millions)	
Deferred tax assets		
Current assets	284	187
Goodwill and intangible assets	51	142
Property, plant and equipment	94	89
Long-term obligations	1,830	1,730
Long-term debt	101	104
Calculated tax losses carried forward	1,290	1,724
Other	354	144
	4,004	4,120
Less: valuation allowance	(307)	(671)
Total deferred tax assets	3,697	3,449
Deferred tax liabilities		
Current assets	(428)	(755)
Investments in securities	(390)	(76)
Goodwill and intangible assets	(115)	(157)
Property, plant and equipment	(7,470)	(7,781)
Other	(257)	(221)
Total deferred tax liabilities	(8,660)	(8,990)
Net deferred tax liability	(4,963)	(5,541)

The net deferred tax liability has been classified in the consolidated balance sheet as follows:

	30 June 2006	30 June 2005
	(Rand in millions)	
Current deferred tax asset	267	154
Non-current deferred tax asset	869	424
Current deferred tax liability	(270)	(196)
Non-current deferred tax liability	(5,829)	(5,923)
	(4,963)	(5,541)
South Africa	(4,660)	(4,804)
Germany	439	(360)
Italy	6	13
United States of America	(460)	(441)
Rest of the world	(288)	51
	(4,963)	(5,541)

At 30 June 2006, the group had unutilized calculated tax losses carried forward of approximately R5,690 million, of which R32 million will expire in 2013, R135 million between 2020 and 2026, and R5,523 million can be carried forward indefinitely. A portion of the calculated tax losses carried forward may be subject to various statutory limitations as to its usage in the event of significant changes in ownership or change in principal operating activity of the entity.

Unutilized calculated tax losses carried forward relating to the discontinued operation as at 30 June 2006 amounted to R1,736 million.

Due to the uncertainty surrounding the realisation and timing of realisation of the deferred tax assets per jurisdictional area, the group has recorded a valuation allowance from continuing operations of R307 million (2005 – R671 million, 2004 – R414 million). R433 million of the valuation allowance relating to O&S was transferred to discontinued operations. The net change in the total valuation allowance for continuing operations during 2006 was an increase of R69 million. In 2005 and 2004, the net change in the valuation allowance was R257 million and R65 million respectively.

At 30 June 2006, management believes it is more likely than not that the deferred tax assets, net of existing valuation allowances will be realized.

If tax benefits are recognized in the future through a reduction of the valuation allowance, Rnil million (2005 – R57 million, 2004 – R59 million) of such benefits will reduce intangible assets.

Unremitted earnings of foreign subsidiaries and foreign corporate joint ventures

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will be permanently reinvested in these foreign entities. The distribution of these undistributed earnings of R3,787 million (2005 – R1,539 million, 2004 – R1,010 million) by these entities would result in income and foreign withholding taxes of approximately R51 million (2005 – R80 million, 2004 – R55 million).

Secondary taxation on companies (STC)

STC is a tax levied on South African companies at a rate of 12.5% of dividends distributed. However, in the case of companies liquidated, STC is only payable on undistributed earnings earned after 1 April 1993.

STC is not included in the computation of deferred tax or the South African normal tax charge.

On declaration of a dividend, the company includes the tax of 12.5% on this dividend in its computation of the income tax expense in the period of such declaration.

If the group distributed all of its undistributed retained earnings, of which R45,226 million (2005 – R45,240 million, 2004 – R38,163 million) would be subject to STC, the group would have to pay additional taxes of R6,275 million (2005 – R5,027 million, 2004 – R4,240 million). If all the earnings attributable to shareholders for the year ended 30 June 2006 were distributed, the additional estimated STC charge would be R732 million (2005 – R789 million, 2004 – R478 million). The group expects that R1,877 million undistributed earnings earned before 1 April 1993 of two dormant companies could be distributed without being subject to STC of R209 million.

At 30 June 2006, the group had R851 million STC credits available for set-off against future dividends declared (2005 – R67 million, 2004 – R76 million).

Change in South African Tax Rate

On 8 July 2005, the State President signed the Taxation Laws Amendment Act of 2005 with the effect that all of our South African registered companies will be assessed at a tax rate of 29% for the year ended 30 June 2005 and all years thereafter.

Had the income tax expense been calculated at 29% for the 2005 financial year, the impact on our reported results would have been as follows:

	Year ended 30 June 2005		
	As reported	As adjusted	Change
		(Rand in millions)	
Balance sheet			
Income tax payable	(686)	(574)	(112)
Net deferred tax liability	(5,541)	(5,380)	(161)
Income statement			
Income tax	(4,886)	(4,615)	(271)
Earnings of equity accounted investees	308	313	(5)
Minority interest	(103)	(107)	4
Earnings attributable to shareholders	9,719	9,991	(272)
Earnings per share		(Rands)	
Basic	15.83	16.27	(0.44)
Diluted	15.65	16.08	(0.43)

8. Earnings per share

Basic earnings per share is computed by dividing earnings attributable to shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if all of the group's outstanding share options, to the extent that the effect would be dilutive, were exercised.

No adjustments were made to reported earnings attributable to shareholders in the computation of earnings per share.

The following table reconciles the weighted average number of ordinary shares used in calculating basic earnings per share to the diluted weighted average number of shares used in the calculation of diluted earnings per share:

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Earnings attributable to shareholders			
Income from continuing operations	**14,159**	9,611	5,376
Discontinued operations	**(2,860)**	108	(139)
Earnings attributable to shareholders	**11,299**	9,719	5,237
Weighted average number of shares:	(Number of shares)		
Net weighted average number of shares (in millions)	**620.0**	613.8	610.0
Potential dilutive effect of share options (in millions)	**10.2**	7.1	3.0
Diluted weighted average number of ordinary shares (in millions)	**630.2**	620.9	613.0

9.   **Cash and cash equivalents and cash restricted for use**

Cash and cash equivalents

	30 June 2006	30 June 2005
	(Rand in millions)	
Cash on hand and in bank	2,237	1,978
Short-term deposits	259	347
Foreign currency accounts	311	20
Other	1	5
	2,808	2,350

Cash restricted for use

	30 June 2006	30 June 2005
Customer foreign currency accounts to be used for designated reactor supply projects	129	–
Cell captive insurance companies	119	135
Collateral for bank guarantees	–	119
Cash held in trust	17	51
Other	6	26
	271	331

Included in cash restricted for use are:

• Customer foreign currency accounts to be used for the construction of reactors where the contractor pays in advance. The cash can only be utilized for these designated reactor supply projects;

• Cell captive insurance companies funds of R119 million (2005 – R135 million) to which the group has restricted title. The funds are restricted solely to be utilized for insurance purposes;

• Cash deposits of R nil million (2005 – R119 million) serving as collateral for bank guarantees; and

• Cash held in trust of R17 million (2005 – R51 million) is restricted for use and is being held in escrow to fund statutory obligations for mining rehabilitation which is to take place during the year ending 30 June 2007.

10. Trade receivables, other receivables and prepaid expenses

	30 June 2006	30 June 2005
	(Rand in millions)	
Trade receivables	7,036	8,285
Less: provision for doubtful debts	(147)	(200)
Net trade receivables	6,889	8,085
Duty at source debtors*	1,729	1,234
Value added tax	766	638
Amounts due from related parties	780	558
Insurance related receivables	192	282
Short-term receivables under derivative financial instruments	142	174
Prepaid expenses	109	126
Short-term portion of long-term receivables	25	38
Capital project related debtors	82	41
Other receivables	546	587
	11,260	11,763

Roll forward of provision for doubtful debts

Balance at beginning of year	200	210
Charge for the year	33	88
Utilized during the year	(90)	(102)
Foreign currency translation	5	4
Disposal of businesses	9	–
Transferred to discontinued operations	(10)	–
Balance at end of year	147	200

* Duty at source debtors represents the amounts recoverable from customers as soon as the excise dutiable materials are moved from the refineries. The recoverable amounts are only recorded to the extent that the risks and rewards of ownership of the materials have been transferred.

11. Inventories

	30 June 2006	30 June 2005
	(Rand in millions)	
Crude oil and other raw materials	1,565	2,356
Process material	316	358
Maintenance and other materials	1,013	878
Work in process	181	151
Manufactured products	4,548	5,823
Consignment inventory	55	84
	7,678	9,650
Roll forward of provision for inventory obsolescence		
Balance at beginning of year	195	170
Charge for the year	70	71
Utilized during the year	(18)	(48)
Foreign currency translation	11	2
Acquisition of business	8	–
Transferred to discontinued operations	(94)	–
Balance at end of year	172	195

There were no inventories pledged as security for long-term debt at 30 June 2006 or 30 June 2005.

12. Discontinued operations

In 2003, Sasol determined that it would grow its chemical business conditional upon projects leveraging its technology or securing integrated and highly competitive feedstock positions. The Sasol Olefins & Surfactants (O&S) business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits required.

On 1 August 2005, Sasol announced that it was considering the divestment from its O&S business excluding its activities in South Africa.

Management expects that the sale of the business will be completed before the end of the next financial year. An information memorandum was released during May 2006 and indicative bids received during June 2006. The bids received on 31 August 2006 confirmed the valuation performed by management and the business was accordingly written down by R3,110 million before tax to its fair value less costs to sell.

The disposal group includes the following asssets and liabilities	30 June 2006 (Rand in millions)
Cash and cash equivalents	384
Cash restricted for use	116
Trade receivables, other receivables and prepaid expenses	3,524
Inventories	3,953
Investments in equity accounted investees	83
Prepaid pension asset	181
Long-term receivables	41
Goodwill and intangible assets	269
Property, plant and equipment	3,128
Assets held for sale	**11,679**
Bank overdraft	53
Trade payables	1,999
Accrued expenses and other obligations	1,163
Short-term debt	16
Income tax payable	1
Long-term obligations, net of current portion	438
Long-term debt, net of current portion	13
Long-term deferred income	28
Post-retirement healthcare benefits	384
Pension liability	630
Deferred tax	639
Liabilities in disposal group held for sale	**5,364**

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
The results of operations of the O&S business were as follows			
Sale of products	**18,563**	16,677	15,150
Services rendered	**10**	10	12
Commission and marketing income	**36**	53	40
Turnover	**18,609**	16,740	15,202
Other operating income	**317**	185	166
Net foreign exchange losses	**(11)**	(2)	(6
Cost of sales	**(17,228)**	(15,085)	(14,127)
Cost of services rendered	**(5)**	(6)	(7)
Operating expenses	**(4,459)**	(1,344)	(1,156)
Operating costs and expenses	**(21,692)**	(16,435)	(15,290)
Operating (loss)/profit	**(2,777)**	488	72
Other income/(expenses)			
Dividends received	**–**	10	8
Interest received	**24**	34	41
Finance costs	**(108)**	(152)	(204)
(Loss)/income before tax, losses of equity accounted investees	**(2,861)**	380	(83)
Income tax	**2**	(271)	(55)
(Loss)/income before losses of equity accounted investees	**(2,859)**	109	(138)
Losses of equity accounted investees	**(1)**	(1)	(1)
Net (loss) /income from discontinued operations (including fair value write-down)	**(2,860)**	108	(139)
Included in the operating expenses of the O&S business are the following capital items			
Impairment of assets	**(131)**	(84)	(79)
Loss on disposal and scrapping of assets	**(14)**	(24)	(15)
Fair value write-down allocated to	**(3,110)**	–	–
– Property, plant and equipment	**(2,991)**		
– Goodwill	**(6)**		
– Intangible assets	**(113)**		
	(3,255)	(108)	(94)
The cash flows attributable to O&S were as follows			
Cash generated by operating activities	**1,275**	596	1,256
Cash utilized in investing activities	**(980)**	(554)	(732)
Cash utilized in financing activities	**(17)**	(1,265)	(1,219)

13.   Investments in securities

Marketable equity and debt securities

Held-to-maturity investments at 30 June 2006 and 30 June 2005 consist of debt securities. There were no available-for-sale or trading securities at 30 June 2006 or 30 June 2005.

Held-to-maturity investments are held at amortized cost and all have maturity dates in excess of five years.

There were no changes in the classification of held to maturity investments from the time of purchase to 30 June 2006.

	30 June 2006		30 June 2005	
	Amortised cost	**Fair value**	Amortised cost	Fair value
		(Rand in millions)		
Held-to-maturity investments	**240**	**240**	194	194

There were no unrealized gains/(losses) recognized for the year ended 30 June 2006 and 30 June 2005.

These investments are legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining.

Unlisted equity securities

The unlisted investments represent strategic investments of the group and are long-term in nature.

		30 June		30 June	
	Holding %	**2006 (Rand in millions)**		Holding %	2005 (Rand in millions)
sEnergy Insurance Limited	6%	**–**	*	6%	67
Aetylen Rohrleitungsgesellschaft mbH & Co KG	17%	**139**		17%	122
Other – not considered significant in aggregate		**13**			12
Unlisted investments		**152**			201
Held-to-maturity investments		**240**			194
Total investments		**392**			395

* With effect from 15 May 2006, sEnergy Insurance Limited suspended its underwriting activities and is currently in the process of discharging its liabilities and settling all claims in full. The company will be liquidated. It is expected that Sasol's initial investment in the company will be repaid within the next year, once this process has been completed. The amount has been classified as a short-term investment.

There were no impairments relating to investments for the year ended 30 June 2006.

For the year ended 30 June 2005, the group assessed the recoverability of its investments and determined that there was an impairment charge of R37 million of which R35 million is directly attributable to Black Top Holdings (Pty) Limited.

14. Investments in equity accounted investees

At 30 June 2006, the group's significant equity accounted investees and the group's ownership interest in those equity accounted investees based on outstanding shares and the total carrying value were as follows:

| | | 30 June 2006 | | 30 June 2005 | |
		Ownership %	Carrying value (Rand in millions)	Ownership %	Carrying value (Rand in millions)
Operational	*				
Sasol Dia Acrylates South Africa (Pty) Limited and Sasol Dia Acrylates (Pty) Limited		**50%-75%**	**1,168**	50%-75%	1,182
Sasol – Huntsman GmbH and Co KG .		**50%**	**530**	50%	107
Optimal Olefins Malaysia Sdn.Bhd . . .		**12%**	**424**	12%	388
Petlin (Malaysia) Sdn. Bhn		**40%**	**397**	40%	271
Merisol LP		**50%**	**321**	50%	341
Paramelt RMC B.V.		**31%**	**106**	31%	92
Wesco China Limited		**40%**	**99**	40%	82
Tosas Holdings (Pty) Limited		**70%**	**66**	70%	52
Sasol Chevron Holdings Limited		**50%**	**50**	50%	122
FFS Refiners (Pty) Limited		**49%**	**43**	49%	41
Sasol Petroleum Mocambique Limitada (Petromoc)		**49%**	**10**	49%	9
Developing	**				
Arya Sasol Polymer Company		**50%**	**1,985**	50%	1,005
Escravos Gas-to-Liquids joint venture .		**37.5%**	**1,741**	37.5%	772
Oryx Gas-to-Liquids Limited		**49%**	**1,218**	49%	849
Other – not considered signficant in aggregate			**49**		118
			8,207		5,431

* Operational equity accounted investees refer to entities that have commenced their planned principal operations.

** Developing equity accounted investees are investments where the investees still have activities in progress that are necessary to commence their planned principal operations.

None of the group's investments in equity accounted investees are publicly traded and therefore no quoted market prices are available to be disclosed.

During the year interest charges of R362 million (2005 – R436 million) were capitalized to the group's investments in developing equity accounted investees while the investee had activities in progress necessary to commence its planned principal operations. The investees' activities included the use of funds to construct qualifying assets for its operations.

The group's share of undistributed retained gains of equity accounted investees approximates R69 million (2005 – R345 million). The movement was primarily attributable to the Petlin, Optimal, and Sasol-Huntsman joint ventures. Included in the carrying value of equity accounted investees is goodwill of R213 million (2005 – R196 million).

Sasol entered into shareholder agreements with the minority shareholders in Tosas Holdings (Pty) Limited that restricts Sasol's ability to exercise control over the operations or assets due to certain approval or veto rights granted to those minority shareholders. The shareholder agreements entered into by Sasol provide the minority shareholders with substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.

Having limited control over the above equity accounted investee results in Sasol only being able to realize its gains by selling the investments. Although unlikely and contrary to Sasol's strategy, such disposal would result in an insignificant amount of capital gains tax on recognized gains.

Both Sasol Dia Acrylates South Africa (Pty) Limited and Sasol Dia Acrylates (Pty) Limited are structured so that substantially none of their activities either involve or are conducted on behalf of the reporting enterprise and its related parties as specified in FIN 46 (R). Hence Sasol has no ability to control these entities and does not substantially benefit from the shareholding, as the sales to Sasol are less than 30%. The shareholder agreements entered into by Sasol provide the other shareholder with equal substantive participating interests in the operations of this investee such that Sasol is precluded from exercising control.

Aggregated summarized financial information in respect of our GTL joint ventures (Escravos GTL and Oryx GTL):

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Current assets	1,054	240	–
Non-current assets	15,586	8,934	–
Total assets	16,640	9,174	–
Current liabilities	1,018	2,005	–
Non-current liabilities	10,068	5,756	–
Total liabilities	11,086	7,761	–
Turnover	–	–	–
Operating profit	–	–	–
Earnings attributable to shareholders	36	79	–

15. Goodwill and intangible assets

	Goodwill	Patents and trademarks	Emission rights	Capitalised software	Other intangibles	Total
			(Rand in millions)			
Cost						
Balance at 30 June 2004	363	384	–	1,089	422	2,258
Additions	–	3	–	35	45	83
Transferred from property, plant and equipment	–	2	–	53	67	122
Disposal of businesses	(99)	–	–	(5)	–	(104)
Disposals	–	(2)	–	(42)	(20)	(64)
Impairment	–	(3)	–	(1)	(9)	(13)
Foreign currency translation	13	43	–	6	–	62
Balance at 30 June 2005	**277**	**427**	**–**	**1,135**	**505**	**2,344**
Additions	**–**	**4**	**305**	**10**	**65**	**384**
Transferred from/(to) property, plant and equipment	**–**	**16**	**–**	**74**	**(91)**	**(1)**
Acquisition of businesses	**6**	**–**	**–**	**–**	**–**	**6**
Disposals	**–**	**(4)**	**–**	**(5)**	**(16)**	**(25)**
Impairment	**(9)**	**(3)**	**(101)**	**–**	**–**	**(113)**
from continuing operations	**(3)**	**–**	**(18)**	**–**	**–**	**(21)**
from discontinued operations	**(6)**	**(3)**	**(83)**	**–**	**–**	**(92)**
Fair value write-down	**(6)**	**(113)**	**–**	**–**	**–**	**(119)**
Transferred to discontinued operations	**–**	**(289)**	**(162)**	**(194)**	**(57)**	**(702)**
Foreign currency translation	**5**	**80**	**–**	**15**	**131**	**231**
Balance at 30 June 2006	**273**	**118**	**42**	**1,035**	**537**	**2,005**

	Goodwill	Patents and trademarks	Emission rights	Capitalised software	Other intangibles	Total
			(Rand in millions)			
Amortization						
Balance at 30 June 2004	78	191	–	608	55	932
Current year charge	–	23	–	185	119	327
from continuing operations	–	11	–	170	119	300
from discontinued operations	–	12	–	15	–	27
Transferred from property, plant and equipment	–	–	–	18	20	38
Disposals	(88)	(2)	–	(42)	(2)	(134)
Foreign currency translation	10	41	–	4	–	55
Balance at 30 June 2005	–	**253**	–	**773**	**192**	**1,218**
Current year charge	–	**28**	–	**185**	**82**	**295**
from continuing operations	–	**10**	–	**171**	**82**	**263**
from discontinued operations . .	–	**18**	–	**14**	–	**32**
Transferred from property, plant and equipment	–	–	–	**4**	**1**	**5**
Disposals	–	**(2)**	–	**(4)**	**(16)**	**(22)**
Transferred to discontinued operations	–	**(274)**	–	**(155)**	**(4)**	**(433)**
Foreign currency translation		**51**	–	**10**	–	**61**
Balance at 30 June 2006	–	**56**	–	**813**	**255**	**1,124**
Net book value 2006	**273**	**62**	**42**	**222**	**282**	**881**
Net book value 2005	277	174	–	362	313	1,126

The amortization rates of intangible assets, using the straight-line basis, are as follows:

	Rates
Goodwill	not subject to amortization
Patents and trademarks	10-20%
Emission rights	not subject to amortization
Capitalized software	33%
Long-term customer contracts (included in other intangibles)	25%

For intangible assets subject to amortization, the estimated future aggregate amortization expense per annum is as follows:

	30 June 2006	30 June 2005
	(Rand in millions)	
For the year ended 30 June		
Within 1 year	197	284
1 – 2 years	126	254
2 – 3 years	85	119
3 – 4 years	55	80
4 – 5 years	43	54
More than 5 years	60	58
	566	849

The realizability of intangible assets is evaluated at least annually to assess the recoverability of carrying amounts. The valuation is based on various analyzes including cash flow and profitability projections. The valuation necessarily involves significant management judgment.

As a result of the group's assessment of recoverability of its intangible assets at 30 June 2006, the group has determined that the net carrying value of certain of its intangible assets at 30 June 2006 has been impaired. The impairment of R21 million from continuing operations recorded in the current year relates mainly to the decrease in the market price of emission rights compared to the price at which they were originally issued. The recoverable amount of the emission rights reviewed for impairment is based on the current market value as listed on an international exchange.

Impairment relating to discontinued operations amounted to R92 million as at 30 June 2006, relating primarily to emission rights, mainly due to the decrease in the market price of emission rights compared to the price at which they were originally issued.

In June 2005, the impairment of R13 million related to intangible assets of which approximately R8 million is attributable to the Sasol Oil reporting segment for the impairment of certain service contracts.

16. Property, plant and equipment

	30 June 2006	30 June 2005
	(Rand in millions)	
Land, buildings and improvements	**2,873**	3,143
Plant, equipment and vehicles	**51,616**	47,581
Mineral assets	**8,644**	7,871
Capital work in progress	**10,760**	11,367
Exploration assets	**106**	88
	73,999	70,050
Less: accumulated depreciation	**26,045**	22,587
	47,954	47,463

The depreciation rates applied are:

Buildings and improvements	2 – 5% straight line method
Plant, equipment and vehicles	4 – 33% straight line method
Mineral assets	Units of production method based on life of related reserve base

Land, exploration assets and capital work in process are not depreciated.

Assets with a carrying value of R839 million (2005 – R836 million) were held under capital leases and were included in plant, equipment and vehicles above. The cost of these assets amounted to R1,165 million and the accumulated depreciation thereon was R326 million as at 30 June 2006.

Included in the cost of property, plant and equipment are asset retirement costs capitalized of approximately R314 million (2005 – R209 million). These costs are capitalized to the cost of the asset and depreciated over its estimated useful life.

During the year, interest of R587 million (2005 – R592 million) was capitalized to property, plant and equipment. Included in the depreciation charge for the year is amortization relating to the capitalized interest of R225 million (2005 – R190 million).

The carrying value of property, plant and equipment pledged as security for liabilities amounted to R4,985 million (2005 – R4,978 million). As at 30 June 2006, the carrying value of the secured debt, was R3,441 million (2005 – R3,713 million).

Assets with an original cost of R4,870 million were fully depreciated as at 30 June 2006 (2005 – 7,724 million) but are still in use by the company and are included in plant, equipment and vehicles above. The group did not have any idle facilities as at 30 June 2006.

During the year ended 30 June 2005, the group reviewed the useful lives of its assets. This resulted in a reduction in the depreciation charge for continuing and discontinued operations when compared to the expected charge had no review been performed, of R1,547 million before tax. The tax effect amounted to R494 million with a resulting increase in earnings attributable to shareholders of R1,053 million or R1.69 per share.

Some of the significant impairments included in the impairment charge of R98 million for the year ended 30 June 2006 (2005 – R134 million) are impairments in the following business segments:

Sasol Gas – R67 million

Egoli Pipeline – (South Africa) – In terms of a gas supply agreement with a supplier, a dedicated pipeline was built to supply hydrogen rich gas during a conversion project. Upon completion of the project, the pipeline had no strategic or commercial value; hence an impairment of R67 million has been recognized.

Sasol Wax – R17 million

Pass Christian Plant – (United States of America) – The Pass Christian plant in the USA was damaged by Hurricane Katrina. Management does not intend to rebuild the facility and current plans are being made to sell the plant which was initiated before 31 March 2006. Accordingly an impairment charge of R17 million has been recognized.

17. Accrued expenses and other obligations

	30 June 2006	30 June 2005
	(Rand in millions)	
Employee related liabilities	1,233	1,213
Duty at source creditors	1,093	787
Short-term payables under derivative financial instruments	510	784
Insurance loss accrual	478	201
Amounts due to capital project related creditors	472	571
Short-term portion of long-term obligations (refer note 19)	427	450
Short-term obligations	413	287
Amounts due to related parties	243	156
Value added tax	238	132
Provision for bond interest	69	69
Amount due to RWE-DEA *	–	121
Audit fees	15	17
Short-term portion of post-retirement healthcare benefits (refer note 21)	–	31
Short-term portion of accrued pension liabilities (refer note 21)	5	16
Other payables	195	381
	5,391	5,216

* Amount represents tax refund received by Sasol and due to RWE-DEA under the Asset and Share purchase agreement with RWE-DEA for the acquistion in 2001 of Condea.

18. Short-term debt

	30 June 2006	30 June 2005
	(Rand in millions)	
Commercial banking facilities	1,102	2,328
Commercial paper program	–	1,521
Revolving credit facility	487	663
Other	17	34
	1,606	4,546
Short-term portion of long-term debt (refer note 20)	571	809
	2,177	5,355

The weighted average interest rate of short-term debt for the year was approximately 6.1% (2005 – 7.9%).

19.   Long-term obligations

2006	Environmental and asset retirement obligations	Other	Total
	(Rand in millions)		
Balance at 1 July 2005	**2,161**	**741**	**2,902**
Charge for year	**176**	**628**	**804**
Utilized during year	**(113)**	**(173)**	**(286)**
Capitalized to property, plant and equipment	**105**	**117**	**222**
Reversal of unused amounts	**(46)**	**(122)**	**(168)**
Accretion	**185**	**37**	**222**
Effect of change in estimated future cash flows	**(15)**	**–**	**(15)**
Transferred to discontinued operation	**(238)**	**(603)**	**(841)**
Foreign currency translation	**53**	**90**	**143**
Balance at 30 June 2006	**2,268**	**715**	**2,983**
Less: **short-term portion**	**275**	**152**	**427**
Long-term obligations	**1,993**	**563**	**2,556**

2005	Environmental and asset retirement obligations	Other	Total
	(Rand in millions)		
Balance at 1 July 2004	2,003	585	2,588
Charge for year	308	410	718
Utilized during year	(182)	(280)	(462)
Capitalized to property, plant and equipment	84	–	84
Reversal of unused amounts	(232)	(22)	(254)
Accretion	184	–	184
Effect of change in estimated future cash flows	(26)	–	(26)
Foreign currency translation	22	48	70
Balance at 30 June 2005	2,161	741	2,902
Less: short-term portion	261	189	450
Long-term obligations	1,900	552	2,452

In accordance with SFAS 143, an asset retirement obligation is recognized when the obligation arises. The asset retirement obligation includes estimated costs for the rehabilitation of coal mining, gas and petrochemical sites.

The estimated value of dismantling and future asset removal costs is based on the remaining useful lives of the assets. During the year ended 30 June 2005, the group reviewed the useful lives of its assets. The effect of the increase in the useful lives during June 2005 had resulted in a decrease in the value of the obligation and has been accounted for as a reversal of unused amounts of R628 million.

The environmental and asset retirement obligations include an estimated cost for the rehabilitation of soil and groundwater contamination. Included in the environmental and asset retirement obligation is an amount accrued of approximately R395 million in respect of the costs of remediation of the contamination and similar environmental costs. The rehabilitation is usually only required when the site is vacated unless the contamination is likely to threaten the surrounding areas. In this case, any rehabilitation required to prevent such a threat to the surrounding area is initiated in collaboration with the relevant authorities.

There is an ABSA Bank fixed deposit of R240 million (2005 – R194 million) included in Investments in securities (refer note 13) which is legally restricted for the purposes of the rehabilitation requirements incurred by Sasol Mining. The fair value of the investment is R240 million (2005 – R194 million). The carrying value of the obligation as at 30 June 2006 is R316 million (2005 – R303 million).

The group believes that, based on the current information available, any additional liability for the environmental and asset retirement obligations in excess of the amounts provided will not have a material adverse effect on its financial condition, liquidity or cash flow.

Other long-term obligations include liabilities in respect of long-term insurance related obligations, provisions against guarantees and long-term supply obligations.

20. Long-term debt

Repayment terms	Collateral	Interest rate	30 June 2006	30 June 2005
			(Rand in millions)	
Collateralised loans				
Repayable in semi-annual instalments ending between June 2015 and December 2017	A pipeline asset with a carrying value of R3,152 milllion (2005 – R3,409 million)	Jibar +(0.4%-3%)	2,202	2,362
Repayable in monthly instalments until June 2015	Plant and equipment with a carrying value of R1,721 million (2005 – R1,463 million)	Jibar +(1.6%-3%)	1,202	1,302
Repayable in equal semi-annual instalments ending 31 March 2008	Mortgage over foreign plant with a book value of R112 million (2005 – R106 million)	4.3%-5.0% Fixed	37	31
Settled during the financial year			–	18
Capital lease liabilities				
Repayable in monthly instalments over 20 to 30 years ending 2035	Plant and equipment with a book value of R687 million (2005 – R590 million)	Variable	687	590
Repayable in equal monthly instalments until June 2017	Building with a book value of R131 million (2005 – R144 million)	10.6%	207	205
Half yearly payments until April 2009	Building and equipment with a book value of R17 million (2005 – R52 million)	20.8%	39	52
Repayable in equal monthly instalments until December 2015	Various	Various	9	20
Repayable in equal monthly instalments until April 2007	Computer equipment with a book value of R4 million (2005 – R57 million)	7%-14%	10	63
Repayable in equal monthly instalments until January 2008	Computer equipment with a book value of R4 million (2005 – R9 million)	12.2%-14%	5	10
Redeemable preference shares of subsidiariy				
Settled during the financial year	Secured in terms of a put option against the shareholders of National Petroleum Refiners of South Africa (Pty) Limited	6.8%-8.8%	–	117

Repayment terms	Interest rate	30 June 2006	30 June 2005
		(Rand in millions)	
Unsecured guaranteed registered notes			
Repayable on maturity in June 2010	3.4% Fixed	**2,750**	2,419
Repayable on 1 September 2007, interest is paid semi-annually in arrears on 1 March and 1 September each year	10.5% Fixed	**2,000**	1,993
Unsecured loans			
Repayable in semi-annual instalments ending December 2015	8,0% – 8,9% Variable	**777**	603
Repayable in June 2013	Libor +0.13%	**419**	390
Loan from iGas (minority shareholder) in Republic of Mozambique Pipeline Investments Company (Pty) Limited. No fixed repayment terms.	–	**300**	–
Repayable in semi-annual instalments ending January 2014	11,55% Fixed	**272**	262
Repayable in May 2008	Namibian prime rate	**146**	146
No fixed terms of repayment	8% Fixed	**79**	63
Repayable in four equal annual instalments until December 2006	2.2%	**22**	57
Repayable in December 2011	8.74% variable	**19**	28
Other	Various	**29**	16
Total debt		**11,211**	10,747
Less: **short-term portion**		**571**	809
Long-term debt		**10,640**	9,938

The redeemable preference shares were issued by a subsidiary to finance specific projects. These preference shares were redeemed during the year. The redemption of these preference shares did not result in a change in control of the subsidiary and even if called upon the guarantees would have been redeemed in proportion to the existing shareholding. These preference shares did not result in the issue of shares of the holding company and as a result are classified as long-term debt instruments and the preference dividends are included in finance costs in the income statement.

The aggregate maturities of total long-term debt (including short-term portion) subsequent to 30 June 2006 and 30 June 2005, are as follows:

	30 June 2006	30 June 2005
	(Rand in millions)	
Within 1 year	**571**	809
1 – 2 years	**2,682**	639
2 – 3 years	**613**	2,706
3 – 4 years	**3,354**	597
4 – 5 years	**602**	3,011
More than 5 years	**3,389**	2,985
Total debt	**11,211**	10,747

21.   Pension and other post-retirement healthcare benefits

	Notes	Years ended 30 June 2006 (Rand in millions)	30 June 2005
Post-retirement healthcare benefits	21.1	**2,862**	2,802
Less: short-term portion		**–**	(31)
		2,862	2,771
Pension liability		**868**	1,278
– funded	21.2.1	**–**	7
– unfunded	21.2.2	**868**	1,271
Less: short-term portion		**(5)**	(16)
		863	1,262
Prepaid pension assets	21.2.1	**485**	618
Accrued pension liability	21.2.1	**–**	(7)
		485	611

21.1   Post-retirement healthcare benefits

South Africa

The post-retirement benefit plan provides certain healthcare benefits to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund. Generally, healthcare coverage provides for a specified percentage of most healthcare expenses, subject to preset rules and maximum amounts. The cost of providing these benefits is shared with the retirees. The plan is unfunded.

North America

Certain other healthcare benefits are provided for employees hired in the United States of America. Generally, healthcare coverage pays a specified percentage of most healthcare expenses, subject to preset maxima and reduced for payments made by Medicare. The cost of providing these benefits is shared with the retirees. The plan is also unfunded.

	2006 South Africa	**2006 North America**
Last actuarial valuation	**31 March 2006**	**30 June 2006**
Full/interim valuation	**Full**	**Full**
Valuation method adopted	**Projected unit credit**	**Projected unit credit**

The weighted average assumptions used in calculating actuarial valuations:

	South Africa		North America	
	30 June 2006	**30 June 2005**	**30 June 2006**	**30 June 2005**
Weighted average assumptions				
Discount rate	**8.0%**	8.5%	**6.0%**	5.3%
Expected future salary increases	**6.0%**	5.5%	**3.8%**	3.8%
Expected future medical inflation				
Initial	**6.5%**	6.5%	**8.0%**	9.0%
Ultimate	**6.5%**	6.5%	**5.5%**	5.5%

South Africa

The assumed discount rate of 8.0% for the year ended 30 June 2006 represents a 50 basis point decrease from the 8.5% for the year ended 30 June 2005. This discount rate assumption is based on the discount yield on government stock which had a 7.3% yield for short duration and 7.5% yield at longer durations at the measurement rate.

North America

The assumed discount rate of 6.0% for the year ended 30 June 2006 represents a 70 basis point increase from the 5.3% for the year ended 30 June 2005. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

		Post retirement healthcare			
	South Africa		North America		Total	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005	30 June 2006	30 June 2005
	(Rand in millions)					
Amounts recognised in balance sheet consist of						
Long-term portion	**2,862**	2,389	**–**	413	**2,862**	2,802
Short-term portion	**–**	–	**–**	(31)	**–**	(31)
Net liability recognised	**2,862**	2,389	**–**	382	**2,862**	2,771
Change in projected benefit obligation						
Projected benefit obligation at beginning of year	**2,389**	2,124	**413**	347	**2,802**	2,471
Service cost	**74**	62	**5**	3	**79**	65
Interest cost	**200**	188	**18**	22	**218**	210
Net actuarial losses/(gains)	**266**	75	**(26)**	–	**240**	75
Benefits paid	**(67)**	(60)	**(23)**	(29)	**(90)**	(89)
Remeasurement	**–**	–	**4**	42	**4**	42
Foreign currency translation	**–**	–	**19**	28	**19**	28
Transferred to discontinued operations	**–**	–	**(410)**	–	**(410)**	–
Projected benefit obligation at end of year . .	**2,862**	2,389	**–**	413	**2,862**	2,802

The net periodic post-retirement healthcare cost for the years ended 30 June 2006, 30 June 2005 and 30 June 2004 were as follows:

	Post retirement healthcare								
	South Africa			North America			Total		
	30 June 2006	30 June 2005	30 June 2004	30 June 2006	30 June 2005	30 June 2004	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)								
Components of net post retirement benefits cost									
Service cost	**74**	62	58	**5**	3	5	**79**	65	63
Interest cost	**200**	188	182	**18**	22	22	**218**	210	204
Net actuarial loss/(gains)	**266**	75	38	**(26)**	–	–	**240**	75	38
Periodic benefit cost . .	**540**	325	278	**(3)**	25	27	**537**	350	305
Remeasurement	**–**	–	216	**4**	42	(4)	**4**	42	212
Net periodic benefit cost	**540**	325	494	**1**	67	23	**541**	392	517
Continuing operations .	**540**	325	494	**–**	–	–	**540**	325	494
Discontinued operations	**–**	–	–	**1**	67	23	**1**	67	23

The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2006 and include estimated future employee service.

	South Africa (Rand in millions)
Within 1 year	71
1 – 2 years	79
2 – 3 years	87
3 – 4 years	97
4 – 5 years	108
More than 5 years	761
	1,203

Sensitivity analysis

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare benefits. A one percentage-point change in assumed healthcare cost trend rates could have the following effect:

	Post-retirement healthcare benefits			
	South Africa		Foreign	
	% Point increase	%Point decrease	% Point increase	%Point decrease
	(Rand in millions)			
2006				
Effect on total service and interest cost components	**68**	**(53)**	**–**	**–**
Effect on accumulated post-retirement benefit obligations .	**547**	**(434)**	**–**	**–**
2005				
Effect on total service and interest cost components	59	(46)	4	(3)
Effect on accumulated post-retirement benefit obligations ...	451	(357)	41	(30)
2004				
Effect on total service and interest cost components	55	(42)	4	(3)
Effect on accumulated post-retirement benefit obligations ...	403	(319)	44	(35)

21.2   Pension liability

Sasol Limited has defined benefit pension funds and defined contribution funds.

Contributions by the group, and in some cases the employees, are made for funds set up in South Africa and the United States of America, whilst no contributions are made by employees for plans established in other geographic areas.

Details of the principal defined benefit funds are set out below.

South African operations

Background

Sasol contributes to a pension fund which provides defined retirement and death benefits based on final pensionable salary. Prior to 1 April 1994 this fund was open to all employees of Sasol in South Africa. In 1994 all members were given the choice to voluntarily move to the newly established defined contribution section of the fund, and approximately 99% of contributing members chose to do so. At that date, the calculated actuarial surplus of approximately R1,250 million was apportioned to pensioners and members transferring to the defined contribution section, and a R200 million balance was transferred to Sasol.

Contributions

Members of the defined benefit section are required to contribute to the fund at the rate of 7.5% of pensionable salary. Sasol (South African operations) meets the balance of the cost of providing benefits. Company contributions are based on the results of the actuarial valuation of the fund in terms of South African legislation and are agreed to by Sasol Limited and the fund trustees.

Contributions for the defined contributions section are paid by the members and Sasol at fixed rates.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the Fund assets are 2,369,708 Sasol Limited shares valued at R652 million at year end (2005 – 2,369,708 shares at R428 million) purchased in terms of an approved investment strategy. The Fund received dividends on Sasol Limited shares of R14 million (2005 – R11 million) during the year.

The pension charge for the year is determined in consultation with the fund's independent actuary and is calculated using the same assumptions as those used at the last actuarial valuation of the fund. The fund assets have been valued at fair value.

Prepaid pension asset

In December 2001 the Pension Funds Second Amendment Act was promulgated. The Act generally provides for:

(i) the payment of enhanced benefits to former members and minimum pension increases for pensioners; and

(ii) the apportionment of any actuarial surplus existing in the Fund, at the apportionment date, in an equitable manner between existing members including pensioners, former members and the employer in such proportions as the Trustees of the Fund shall determine.

In determining the prepayment asset of the Fund at 30 June 2002, management, in consultation with the Fund's independent actuary, calculated the potential cost of the payment of enhanced benefits to former members and minimum pension increases for pensioners. This resulted in a R478 million increase in the projected benefit obligation, which was disclosed as a plan amendment. The remaining unrecognized prior service cost related to the plan amendment has been included in the prepaid pension asset of the Fund at 30 June 2006.

Although the Sasol Pension Fund has a surplus, in terms of the final scheme apportionment that has been submitted to the South African Financial Services Board for their approval, the prepaid pension asset recognized has been limited. Only once approval has been obtained from the Financial Services Board will finality be achieved regarding the surplus that may be allocated to Sasol in terms of the scheme.

Other

A significant number of the employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefitsis not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Foreign operations

Pension coverage for employees of Sasol's international operations is provided through separate plans. The group systematically provides for obligations under such plans as services are rendered by qualifying employees by depositing funds with Trustees for those plans operating in the United States of America, or by creation of accounting obligations for other plans.

21.2.1   FUNDED PLANS

Valuation

The funding details of the individual funds based on the latest actuarial valuations were

	2006 South Africa	2006 North America
Last actuarial valuation	**31 March 2006**	**30 June 2006**
Full/interim valuation	**Full**	**Full**
Market value of assets	**R4,640 million**	**R703 million**
Valuation method adopted	**Projected unit credit**	**Projected unit credit**
Value of fund assets/accrued benefits	**1.3 times**	**1.1 times**

Investment

Each of the pension fund assets are invested in a diversified range of equities, bonds, property and cash. The broad proportions in each asset class at the measurement date was as follows

Asset classes	South Africa	North America	South Africa	North America
	2006		**2005**	
Equities	**%**	**%**	*%*	*%*
– local	**60**	**50**	61	57
– foreign	**8**	**16**	7	8
Fixed interest	**11**	**30**	8	30
Property	**15**	**–**	16	–
Other	**6**	**4**	8	5
Total	**100**	**100**	100	100

Investment strategy

The investment objectives of the group's pension plans are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan's members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The pension plans seek to achieve total returns both sufficient to meet expected future obligations as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation.

In evaluating the strategic asset allocation choices, an emphasis is placed on the long-term characteristics of each individual asset class, and the benefits of diversification among multiple asset classes. Consideration is also given to the proper long-term level of risk for the plan, particularly with respect to the long-term nature of the plan's liabilities, the impact of asset allocation on investment results, and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plan's recognition of investment experience.

The group targets the plan's asset allocation within the following ranges within each asset class

Asset classes	South Africa Ranges		North America Ranges	
	Minimum	**Maximum**	**Minimum**	**Maximum**
Equities				
– local	52%	60%	50%	75%
– foreign	–	15%	0%	20%
Fixed interest	12%	15%	20%	40%
Property	10%	20%	–	–
Other	–	8%	–	10%

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Principal actuarial assumptions

The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were

	Pension Benefits			
	South Africa		North America	
	30 June 2006	**30 June 2005**	**30 June 2006**	**30 June 2005**
Discount rate	**8.0%**	8.5%	**6.0%**	5.3%
Expected return on plan assets	**8.5%**	8.5%	**7.5%**	8.0%
Expected future salary increases	**6.0%**	5.5%	**3.8%**	3.8%

South Africa

The assumed discount rate of 8.0% for the year ended 30 June 2006 represents a 50 basis point decrease from the 8.5% for the year ended 30 June 2005. This discount rate assumption is based on the discount yield on government stock which had a 7.3% yield at short durations and 7.5% yield at longer durations at the measurement date.

The expected long-term rate of return on assets assumption remained consistent at 8.5% for the year ended 30 June 2006. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated make up of investments. In excess of 60% of the assets are invested in equities and the balance in lower yielding investments.

North America

The assumed discount rate of 6.0% for the year ended 30 June 2006 represents an increase from the 5.3% for the year ended 30 June 2005. This discount rate assumption was determined by matching future pension benefit payments with expected future AA bond yields for the same periods.

The expected long-term rate of return on assets declined by 50 basis points to 7.5% for the year ended 30 June 2006. The assumption was supported by an analysis performed of the weighted average yield expected to be achieved with the anticipated make up of investments. The investment makeup is heavily weighted towards equities.

Contributions

Funding is based on actuarial determined contributions. The following table sets forth our projected voluntary pension contributions for the fiscal year 2007:

	South Africa	North America
	Projected	
	(Rand in millions)	
Pension contributions	7	51

The accumulated benefit obligations for the year ended 30 June 2006 are:

	South Africa 30 June 2006	North America 30 June 2006	Total 30 June 2006
	(Rand in millions)		
Accumulated benefit obligation	3,501	525	4,026

Funding

Reconciliation of the funded status to amounts recognised in the consolidated balance sheets:

Pension Benefits

	South Africa		North America		Total	
	30 June 2006	30 June 2005	**30 June 2006**	30 June 2005	**30 June 2006**	30 June 2005
			(Rand in millions)			
Funded status liability	**1,058**	721	**–**	(59)	**1,058**	662
– Projected benefit obligation	**(3,582)**	(2,519)	**–**	(649)	**(3,582)**	(3,168)
– Fair value of plan assets	**4,640**	3,240	**–**	590	**4,640**	3,830
Unrecognised actuarial losses/(gains)	**(797)**	(560)	**–**	227	**(797)**	(333)
Unrecognised prior service cost	**224**	282	**–**	–	**224**	282
Net asset/(liability) recognised	**485**	443	**–**	168	**485**	611
Amounts recognised in balance sheet consist of:						
Prepaid pension asset	**485**	443	**–**	175	**485**	618
Accrued pension liability	**–**	–	**–**	(7)	**–**	(7)
Net (asset)/liability recognised	**485**	443	**–**	168	**485**	611

Reconciliation of the funded status to amounts recognised in the consolidated balance sheets.

	South Africa		Pension liability North America		Total	
	30 June 2006	30 June 2005	**30 June 2006**	30 June 2005	**30 June 2006**	30 June 2005
			(Rand in millions)			
Change in projected benefit obligation						
Projected benefit obligation at beginning of year	**2,519**	2,328	**649**	555	**3,168**	2,883
Service cost	**5**	5	**28**	21	**33**	26
Interest cost	**206**	202	**48**	40	**254**	242
Member contributions	**2**	2	**–**	–	**2**	2
Actuarial losses/(gains)	**746**	(271)	**(65)**	109	**681**	(162)
Benefits paid	**(209)**	(187)	**(48)**	(50)	**(257)**	(237)
Foreign currency translation	**–**	–	**44**	41	**44**	41
Settlements	**–**	–	**–**	(15)	**–**	(15)
Transfer from Defined Contribution Plan ^	**313**	440	**–**	–	**313**	440
Disposal*	**–**	–	**–**	(52)	**–**	(52)
Transferred to discontinued operations	**–**	**–**	**(656)**	–	**(656)**	–
Projected benefit obligation at end of year	**3,582**	2,519	**–**	649	**3,582**	3,168
Change in fair value of plan assets						
Fair value of plan assets at beginning of year	**3,240**	2,279	**590**	514	**3,830**	2,793
Actual return on plan assets	**1,290**	702	**71**	31	**1,361**	733
Employer contributions	**4**	4	**38**	94	**42**	98
Plan participant contributions	**2**	2	**–**	–	**2**	2
Benefits paid	**(209)**	(187)	**(48)**	(50)	**(257)**	(237)
Foreign currency translation	**–**	–	**52**	38	**52**	38
Settlements	**–**	–	**–**	(15)	**–**	(15)
Transfer from Defined Contribution Plan ^	**313**	440	**–**	–	**313**	440
Disposal *	**–**	–	**–**	(22)	**–**	(22)
Transferred to discontinued operations	**–**	**–**	**(703)**	–	**(703)**	–
Fair value of plan assets at end of year	**4,640**	3,240	**–**	590	**4,640**	3,830

^ Amount represents retired employees who on retirement have elected to participate in the Defined Benefit Plan by purchasing a Defined Benefit Pension.

* During the year ended 30 June 2005, the Group restructured certain of its shareholdings in Sasol Wax International's underling subsidiaries, thereby resulting in a dilution of its interest in Paramelt RMC B.V.

The entity is now equity accounted, hence the Funded Plan has been accounted for on the disposal line.

The net periodic pension cost for the years ended 30 June 2006, 30 June 2005 and 30 June 2004 were as follows:

					Pension Benefits				
	South Africa			**North America**			**Total**		
	30 June 2006	30 June 2005	30 June 2004	**30 June 2006**	30 June 2005	30 June 2004	**30 June 2006**	30 June 2005	30 June 2004
					(Rand in millions)				
Components of net periodic pension cost									
Service cost	**5**	5	3	**28**	21	26	**33**	26	29
Interest cost	**206**	202	231	**48**	40	39	**254**	242	270
Expected return on plan assets	**(278)**	(224)	(193)	**(42)**	(42)	(38)	**(320)**	(266)	(231)
Settlement or curtailment cost	**–**	–	–	**–**	5	27	**–**	5	27
Amortisation of:									
– Unrecognised prior service cost	**60**	60	60	**–**	–	–	**60**	60	60
– Unrecognised net loss	**(30)**	–	39	**17**	5	12	**(13)**	5	51
Net periodic pension cost	**(37)**	43	140	**51**	29	66	**14**	72	206
Continuing operations	**(37)**	43	140	**–**	–	–	**(37)**	43	140
Discontinued operations	**–**	–	–	**51**	29	66	**51**	29	66

The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2006 and include estimated future employee service:

	South Africa (Rand in millions)
Within 1 year	246
1 – 2 years	276
2 – 3 years	291
3 – 4 years	307
4 – 5 years	326
More than 5 years	1,954
	3,400

21.2.2   UNFUNDED PLANS

Valuation

Last actuarial valuation	**30 June 2006**
Full/interim valuation	**Full**
Valuation method adopted	**Projected unit credit**

Actuarial assumptions

The weighted average assumptions used in calculating actuarial valuations of the principal pension plans were:

	Europe	
	30 June 2006	30 June 2005
Discount rate	**4.5%**	4.2%
Expected future salary increases	**2.5%**	2.0%

The assumed discount rate of 4.5% for the year ended 30 June 2006 represents a 30 basis point increase from 4.2% for the year ended 30 June 2005. This discount rate assumption is based on annuity insurance tariffs from a group of leading German insurers.

Funding

	Europe	
	30 June 2006	30 June 2005
	(Rand in millions)	
Projected benefit obligation	**1,055**	1,489
Unrecognised actuarial losses	**(223)**	(320)
Unrecognised prior service cost	**(4)**	–
Minimum pension liability	**40**	102
Net liability recognized	**868**	1,271

Amounts recognised in balance sheet consist of

Accrued pension liabilities

Long-term portion	**863**	1,261
Short-term portion	**5**	10
Net liability recognized	**868**	1,271

Change in projected benefit obligation

Projected benefit obligation at beginning of year	**1,489**	1,103
Service cost	**49**	39
Interest cost	**58**	62
Actuarial (gains)/losses	**12**	236
Benefits paid	**(35)**	(32)
Foreign currency translation	**206**	86
Plan amendment	**7**	(5)
Transferred to discontinued operations	**(731)**	–
Projected benefit obligation at end of year	**1,055**	1,489

	30 June 2006	30 June 2005	30 June 2004
		(Rand in millions)	
Components of net periodic pension cost			
Service cost	**49**	39	41
Interest cost	**58**	62	59
Amortisation of unrecognized actuarial loss	**13**	–	–
Net periodic pension cost	**120**	101	100
Continuing operations	**68**	14	57
Discontinued operations	**52**	87	43

The group expects the following benefit payments to be paid out of the plans for the years indicated. The expected benefits are based on the same assumptions used to measure the group's benefit obligation as at 30 June 2006 and include estimated future employee service.

	Europe 2006 (Rand in millions)
Within 1 year	**36**
1 – 2 years	**39**
2 – 3 years	**41**
3 – 4 years	**44**
4 – 5 years	**47**
More than 5 years	**251**
	458

22. Commitments and contingencies

Lease and purchase commitments

The company and its subsidiaries occupy certain premises under leases which are classified as capital leases which expire at various dates until 2034. Olefins & Surfactants (discontinued operations) had various outstanding purchase commitments primarily for feedstock purchases. The commitments arise mainly from take-or-pay agreements. In general such commitments are at prices not in excess of current market prices.

The group's future minimum capital, operating lease payments and purchase commitments are as follows:

2006	Capital	Operating	Purchase commitments
		(Rand in millions)	
Within 1 year	165	261	94
1 – 2 years	156	225	86
2 – 3 years	158	206	73
3 – 4 years	145	181	20
4 – 5 years	143	173	–
More than 5 years	1,015	1,326	–
Total minimum lease/purchase commitments	1,782	2,372	273
Less: amounts representing interest	(824)	–	–
From continuing operations	958	2,372	273
Discontinued operations	11	493	16,802
Total operations	969	2,865	17,075

Operating lease expense incurred from continuing operations amounted to R270 million (2005– R182 million, 2004 – R124 million).

Operating lease expense incurred from discontinued operations amounted to R249 million (2005– R231 million, 2004 – R180 million).

Capital commitments

Commitments are budgeted, approved and reported in terms of the management approach used for segmental reporting.

Contracted and authorized capital expenditure for property, plant and equipment and intangible assets for the group and its joint ventures are summarised below:

	30 June 2006	30 June 2005
	(Rand in millions)	
Capital expenditure		
Authorized and contracted for	28,060	26,679
Authorized but not yet contracted for	6,306	7,740
Authorized capital expenditure	34,366	34,419
Less: expenditure to date	(20,500)	(15,250)
Continuing operations	13,866	19,169
Discontinued operations	762	
	14,628	

As of 30 June 2006, the group had authorized approximately R34 billion of group capital expenditure of which we had spent R20 billion up to 30 June 2006. Of the unspent capital commitments of R14 billion, we expect to spend R9 billion in 2007 and R5 billion in 2008 and thereafter.

Significant projects, each in excess of R150 million, in progress with a total amount approved at 30 June 2006 of approximately R34 billion include:

Project	Business unit	30 June 2006	30 June 2005
		(Rand in millions)	
Escravos GTL [(1)]	Synfuels International	**3,574**	4,937
3rd Octene train	Solvents	**1,209**	1,132
Arya Sasol Polymers	Polymers	**1,190**	2,457
Project Turbo	Polymers	**913**	3,152
Mozambique development	Petroleum International	**1,229**	–
Oryx GTL	Synfuels International	**471**	1,063
Sulphuric acid plant	Synfuels	**608**	–
Process automation and control	Synfuels	**240**	–
Project Turbo	Synfuels	**236**	1,900
Replacement of Honeywell infrastructure	Synfuels	**163**	–
Other smaller projects	Various	**4,795**	4,528
		14,628	19,169

(1) Sasol provides risk-based financing for 50% of the capital expenditure on the EGTL joint venture. The project cost is under review. Sasol's portion is not expected to exceed US$ 1.45 billion. Due to concurrent increases in commodity values, this development is not expected to materially affect the returns of this project.

Guarantees

The group has issued the following guarantees for which the liabilities have not been included in the balance sheet:

	Notes	30 June 2006 Maximum potential amount	30 June 2006 Guarantee included in the balance sheet
		(Rand in millions)	
Guarantees in respect of GTL ventures	i	8,301	109
Guarantees in respect of joint venture commitments	ii	1,360	–
Letters of credit	iii	1,172	–
Performance guarantees	iv	1,035	238
Other guarantees and claims	v	313	24
Guarantee to RWE-DEA	vi	276	–
Customs and excise	vii	111	–
Guarantees in respect of natural gas pipeline		70	–
Subsidiaries' external obligations		18	–
		12,656	371
Continuing operations		12,001	371
Discontinued operations		655	–
		12,656	371

Notes:

i. Sasol has issued the following significant guarantees for the obligations of several of its subsidiaries in respect of the GTL ventures. These guarantees relate to the construction and funding of Oryx GTL Limited in Qatar and Escravos GTL in Nigeria, including, *inter alia:*

• A completion guarantee has been issued for Sasol's portion of the project debt of Oryx GTL Limited capped at US$343 million (R2,459 million) plus interest and costs subject to the project demonstrating a minimum level of sustained production over a continuous period of ninety days and catalyst deactivation within acceptable parameters for at least two hundred and seventy days, after commissioning. It is estimated that the project will be commissioned during the fourth quarter of 2006 calendar year.

• A guarantee for the take-or-pay obligations of a wholly owned subsidiary has been issued under the gas sale and purchase agreement (GSPA) entered into between Oryx GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in Oryx GTL Limited. Sasol's exposure is limited to the amount of US$123 million (R884 million). In terms of the GSPA, Oryx GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should Oryx GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take-or-pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. It is estimated that the project will be commissioned during the fourth quarter of 2006 calendar year.

• A guarantee has been issued for the obligation of a wholly owned subsidiary to contribute 49% of the required equity in respect of the investment in Oryx GTL Limited. Sasol's equity contribution is estimated at US$160 million (R1,147 million). It is expected that the project will be commissioned during the fourth quarter of 2006 calendar year.

• A guarantee of US$31 million (R225 million) in respect of the performance of the Oryx GTL plant has been issued. An amount of R109 million has been accrued in respect of this guarantee.

- A performance guarantee for the obligations of subsidiaries has been issued in respect of the construction of Escravos GTL in Nigeria for the duration of the investment in Escravos GTL limited to an amount of US$250 million (R1,793 million).

- Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$ 250 million (R1,793 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation. All guarantees listed above are issued in the normal course of business.

ii.   Guarantees issued to various financial institutions in respect of debt obligations of joint venture companies accounted for using the equity method.

iii.   Various guarantees issued in respect of letters of credit issued by subsidiaries.

iv.   Various performance guarantees issued by subsidiaries. An accrual of R238 million was recognised in respect of certain guarantees.

v.   Included in other guarantees are environmental guarantees of R123 million.

vi.   Various performance guarantees issued in favour of RWE-DEA.

vii.   Various guarantees were issued in respect of the group's customs and excise obligations.

Product warranties

The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated group financial statements.

Contingencies – Litigation and competition matters

Subsidiaries

Sasol Limited has guaranteed the fulfillment of various subsidiaries' obligations in terms of contractual agreements.

Sasol Limited has guaranteed the borrowing facilities of certain of its subsidiaries. Further details of major banking facilities and debt arrangements at 30 June 2006 are provided on page F–82.

Mineral rights

As a result of the promulgation of legislation in South Africa, the common law (mineral rights) and associated statutory competencies of Sasol Mining have been converted to interim statutory rights (Old Order Rights). Sasol Mining is entitled to convert these Old Order Rights to statutory mining and prospecting rights (New Order Rights) after complying with certain statutory requirements. All applications due to date, including the conversion of the four old order mining rights covering the Secunda operations, have been submitted to the Department of Minerals and Energy (DME), and we are awaiting approval in this regard. To date we have submitted 41 applications to the DME to acquire prospecting and mining rights. Thus far, five prospecting rights have been granted. These applications cover all the prospecting rights in the Free State and Waterberg as well as the prospecting and mining rights in Secunda. No value has been atributed to these rights in the financial statements.

Litigation in respect of continuing operations

Fly Ash Plant

Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be reasonably possible and the loss is unlikely to exceed R10 million.

Nationwide Poles

The Competition Commission received a complaint against Sasol Oil (Carbo-Tar division) in April 2003. The complaint was referred by the plaintiff to the Competition Tribunal. The Competition Tribunal found against Sasol that during the period of the complaint Sasol was a dominant firm whose conduct met the test required in establishing prohibited price discrimination. The company filed a notice of appeal and the appeal was heard by the Competition Appeal Court during September 2005. Likelihood of loss is remote as the Competition Appeal Court found in favour of Sasol.

Nutri-Flo

Nutri-Flo filed a complaint in 2002 alleging that Sasol Nitro was engaged in price discrimination, excessive pricing and exclusionary pricing. In November 2003, Nutri-Flo made an urgent application to the Competition Tribunal to obtain an interdict preventing Sasol from implementing a new price list. In this application Nutri-Flo again filed a complaint on grounds similar to those specified above, in addition it is alleged that Sasol, Kynoch and Omnia are acting as a cartel in fixing prices in the fertilizer industry. Nutri-Flo subsequently withdrew its application, however, the Competition Commission has investigated the complaint and in May 2005, referred the matter to the Competition Tribunal, alleging findings of price fixing, prevention/lessening of competition, abuse of dominance and exclusionary conduct. The Competition Commission requested the Competition Tribunal to impose the maximum administrative penalty in terms of the Competition Act. Sasol took the matter on review to the Competition Appeal Court. The court ruled against Sasol in April 2006 and the matter must consequently be heard by the Competition Tribunal. Sasol has filed an exception to the referral of the complaint to the Competition Tribunal on the basis that it is vague and does not disclose a clear contravention of the Competition Act. On the basis of the pleadings in their current form, we believe the likelihood of a finding of unlawful conduct is remote. In the event that the Competition Commission amends the referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

Sasol Wax

On 28 and 29 April 2005 the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation is being conducted by the US Department of Justice in the United States. On 28 April 2005 Sasol Wax Americas Inc. received a subpoena for information from the United States District Court regarding its wax sales activities. The investigations in the US and the European Union arise from alleged anticompetitive behaviour among industry members in the paraffin wax industry. Sasol Wax is co-operating with the competition authorities in the US and in the European Union in order to clarify this issue. At this point of the investigation it is not possible to assess the financial implications or inherent risk. A reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the antitrust authorities.

Profert

Profert filed a complaint against Sasol in August 2004 alleging that Sasol Nitro refused to supply Profert, that discriminatory pricing towards Profert in sales of LAN was committed and that Sasol is engaged in exclusionary conduct to exclude Profert from the fertilizer market. In May 2006, the Competition Commission referred the complaint to the Competition Tribunal alleging that Sasol, AECI and Kynoch have entered into agreements dividing the LAN market in order to make Sasol the exclusive supplier, that Sasol is engaged in conduct that favours Kynoch in supply arrangements to the exclusion of other suppliers, and that Sasol is committing discriminatory pricing against Profert. The Competition Commission requested the Competition Tribunal to impose the maximum administrative penalty in terms of the Competition Act. Sasol filed a reply to the referral of the complaint on 4 August 2006. The Competition Commission has not yet replied to Sasol's submission. Preparations for the hearing are proceeding. On the basis of the pleadings in their current form, we believe the likelihood of the Competition Tribunal imposing a penalty is remote. In the event that the Competition Commission amends its referral, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability (whether arising out of penalties that may be imposed by the Competition Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

Sale of Phosphoric Acid production assets

In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant. For the period that this intended sale was under assessment by the regulatory authorities, the parties entered into an agreement that Foskor would supply phosphate rock at its cost and Sasol would toll manufacture phosphoric acid for Foskor. The toll manufacturing agreement commenced on 1 September 2005. In October 2005, the South African Competition Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the South African Competition Tribunal. The parties abandoned the merger in June 2006 and notified the Competition Commission that they intend to enter into a new toll manufacturing agreement for a period of 4 years. The Competition Commission has not expressed any view on whether the intended transaction would amount to a merger or not. The parties intend to finalize the terms of a new toll manufacturing agreement and to notify the Competition Commission of the provisions of such agreement. Views that may be expressed by the Competition Commission will be taken into consideration prior to implementation of the new agreement.

The Competition Commission is also investigating whether the current toll manufacturing agreement (that commenced in September 2005) amounts to pre-implementation of a merger without the required approval by the Competition Tribunal and/or if there were any other unlawful agreements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets. If the matter is ultimately referred to the Competition Tribunal and the parties are found to have implemented a merger without the necessary Tribunal approval, the parties could be faced with penalties of up to 10% of the turnover of their relevant businesses. We believe the likelihood of the finding of unlawful conduct to be remote. In the event that the Commission refers the matter to the Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.

Other

From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

Litigation in respect of discontinued operations

The EDC pipeline litigation

Sasol North America (Sasol NA) had numerous separate pending cases which originated as a result of a 1994 rupture of the ConocoPhillips ethylene dichloride (EDC) pipeline connecting Conoco's dock to Sasol NA's vinyl chloride monomer plant in the United States. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2006 there is a class action and 13 lawsuits pending, brought by approximately 500 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensating and punitive damages. Sasol NA has successfully obtained substantial insurance cover for costs to be incurred in connection with this litigation. Previous settlements for approximately $10 million of which Sasol NA's share was $3 million were made in 2003. While the cases are being vigorously defended the likelihood of financial loss in future is probable. The loss is unlikely to exceed the amount of $3 million for previously settled cases.

Under the Asset and Share Purchase agreement with RWE-DEA for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-DEA less insurance and tax benefits.

Sulfur dioxide litigation

During January 2003 Sasol NA and ConocoPhillips refinery released a quantity of sulfur dioxide to the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2006 more than 600 lawsuits had been filed on behalf of more than 20,000 plaintiffs. ConocoPhillips and Sasol NA jointly defended the lawsuits and Sasol NA's liability for defense and settlement costs has been limited, by agreement. Sasol NA has paid the "cap" as per the agreement and therefore the prospect of future loss in this matter is remote and no future loss in this regard is expected.

Yellow Rock litigation

In July 2005 Sasol NA received notice of suit by Yellow Rock LLC alleging over US$1 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off on by the Louisiana Department of Natural Resources, but did not deter the filing of suit. Prospects of future events confirming a loss are therefore remote.

US hearing loss cases

There are presently approximately 160 hearing loss cases pending in the Sasol NA business. These claims for occupational hearing loss in Louisiana are not covered by Workman's Compensation. The likelihood of loss is considered reasonably possible as these claims will be settled. The range of expected future loss through settlement is estimated to be between US$ 800,000 and US$ 1,150,000.

Environmental orders

The group is subject to loss contingencies pursuant to numerous national and local environmental laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection

of human health and the environment in all locations in which it operates. These laws and regulations may, in future, require the group to remediate or rehabilitate the effects of its operations on the environment. The contingencies may exist at a number of sites, including, but not limited to, sites where action has been taken to remediate soil and groundwater contamination. These future costs are not fully determinable due to factors such as the unknown extent of possible contamination, uncertainty regarding the timing and extent of remediation actions that may be required, the allocation of the environmental obligation among multiple parties, the discretion of regulators and changing legal requirements.

The group's environmental obligation for continuing operations accrued at 30 June 2006 was 2,268 million compared to R2,161 million in 2005 (R238 million and R158 million was accrued for 2006 and 2005 respectively for our discontinued operations). Included in this balance is an amount accrued of approximately R395 million (R134 million for our discontinued operations) in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and ongoing monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Under the agreement for the acquisition of Sasol Chemie, we received an indemnification from RWE-DEA for most of the costs of remediation and rehabilitation of environmental contamination existing at Condea Vista Company located in the United States on or before 1 March 2001.

Although the group has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognized. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, safety and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.

September 2004 Accident Trust

On 1 September 2004 the lives of ten employees and contractors were lost and a number of employees and contractors were injured during an explosion that occurred at our Secunda West ethylene production facility.

Since January 2006, the Company, Solidarity, the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union and an attorney representing the unions have been in negotiations to find a mechanism to pay compensation to the dependants of people that died or were physically injured in the accident to the extent that they had not been previously compensated in terms of existing policies and practices. It was agreed to establish an independent trust, the September 2004 Accident Trust, to expeditiously make ex gratia grants to persons who were physically injured in the 1 September 2004 explosion at our Secunda West ethylene production facilities and to the dependants of persons who died in that accident. The September 2004 Accident Trust was registered on 29 June 2006. Qualifying victims of the accident have been invited to submit applications for compensation. These grants will be calculated in accordance with the applicable South African legal principles for the harm and loss suffered by them as a result of the accident to the extent that they have not already been compensated.

The Company will fund the September 2004 Accident Trust to pay the ex gratia grants. Whilst accepting social responsibility, the Company has not acknowledged legal liability in creating the trust. As at 30 June 2006 it is believed that a loss contingency exists and that it is probable that the future claims will be received from the dependents of the deceased or from those physically injured and to whom ex gratia grants will be made. No accrual has been made as at 30 June 2006 as the amount of the loss cannot be reliably estimated. The future

payments are dependent on the number of applications submitted to the Trust, the independent findings of each application and the calculation of the grants based on the applicable South African legal principles. It is believed that the possible loss is unlikely to exceed R20 million.

Borrowing facilities

The group has borrowing facilities from continuing operations with major financial institutions of approximately R40,000 million (2005- R40,000 million). Of these facilities approximately R18,000 million (2005 – R19,000 million) had been utilized at year end.

There were no events of default for the years ended 30 June 2006 and 30 June 2005.

List of major banking facilities and debt arrangements at 30 June 2006:

	Expiry Date	Currency (millions)	Facility	Utilization
			(Rand in millions)	
Sasol Financing				
Uncommitted facilities				
Commercial banking facilities	Various (short-term)	Rand	12,880	1,102
Commercial paper program	None	Rand	6,000	–
Committed facility				
Revolving credit facility (syndicated) . .	May 2008	Euro	1,834	–
Debt arrangements				
RSA Bond	August 2007	Rand	2,000	2,000
Japan Bank for International Co-operation	June 2013	US Dollar	419	419
Sasol Financing International				
Uncommitted facilities				
Commercial banking facilities	Various (short-term)	Euro	151	–
Committed facilities				
Revolving credit facility	May 2008	Euro	1,834	487
Debt arrangement				
Eurobond	June 2010	Euro	2,750	2,750
Other Sasol businesses				
Asset based finance				
Republic of Mozambique Pipeline Investments Company (Pty) Limited *	June 2015 and December 2017	Rand	2,502	2,502
Sasol Petroleum Temane Limitada * . .	June 2015	Euro and Rand	1,202	1,202
Debt arrangements				
National Petroleum Refiners of South Africa (Pty) Limited *	Various	Rand	1,230	1,078
Property finance leases				
Sasol Oil *	Various	Rand	687	687
Other banking facilities and debt arrangements	Various	Various	1,200	1,032
			34,689	**13,259**

	Facility	Utilization
		(Rand in millions)
Comprising:		
Long-term debt (refer note 20)		11,211
Short-term debt (refer note 18)		1,606
Bank overdraft		442
		13,259

* Facilities held by these subsidiaries.

Excluded from the above analysis are borrowing facilities held by the group's joint ventures

	Facility	Utilization
Oryx GTL Limited	2,459	2,329
Arya Sasol Polymer Company	1,911	1,795
Sasol Dia Acrylates South Africa (Pty) Limited	1,179	712
Other	130	89
	5,679	**4,925**

23. Shareholders' equity

Ordinary shares in issue

	30 June 2006	30 June 2005	30 June 2004
		(Number of shares)	
Balance at beginning of year	**676,877,125**	671,271,425	668,798,425
Share options implemented	**6,101,300**	5,605,700	2,473,000
Balance at end of year	**682,978,425**	676,877,125	671,271,425
Less: Treasury shares	**(60,111,477)**	(60,111,477)	(60,111,477)
	622,866,948	616,765,648	611,159,948

Treasury shares

At each annual general meeting since 25 October 1999 until the meeting on 24 November 2004 the shareholders have authorized the directors to undertake a repurchase of issued securities limited to a maximum of 10% of the company's issued securities at the time that the authority was granted.

The current restrictions imposed on the directors by the shareholders, the Companies Act and the JSE Limited are:

- the general authority is valid from annual general meeting to annual general meeting and can be varied and revoked by special resolution prior to the company's next annual general meeting;

- the general authority shall be valid until the company's next annual general meeting, but shall not extend beyond fifteen months from the date of the special resolution;

- the repurchase must be made through the order book of the JSE Limited trading system and without any prior arrangement between the company and the counter party;

- only one agent may be appointed at any point in time to make repurchases on behalf of the company;

- the general authority to acquire the company's shares shall be limited to a maximum of 10% of the issued share capital of that class at the time the authority is granted;

- any repurchase will not be made at a price more than 10% above the weighted average of the market value of the share for the five business days immediately preceding the date of purchase;

- repurchases may only be undertaken if, after such a purchase, the JSE Limited requirements regarding shareholder spread are still complied with;

- shares may not be repurchased during a prohibited period; and

- should the company, or any of its subsidiaries, cumulatively repurchase 3% of the company's shares in terms of the general authority an announcement shall be made in accordance with the requirements of the JSE Limited.

Repurchases may be made at times and at prices deemed appropriate by management and consistent with the authorization of the shareholders. No shares of the company were repurchased for years ended 30 June 2006 and 30 June 2005.

At 30 June 2006, a total of 60,111,477 shares, representing 8.9% of the issued share capital of the company, had been repurchased since 9 May 2000 at an average price of R60.67 per share.

Share-based payments

Effective 1 July 2005, the group adopted, under the modified retrospective transition method, the provisions of SFAS 123(R), which establishes accounting for share-based payments exchanged for employee services. Under the provisions of SFAS 123(R), share-based payment expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the award).

Refer to note 2 (Significant accounting policies) for the effect on the financial results and financial position on the adoption of SFAS 123(R).

The group recognized share-based payment expense for the periods indicated:

	30 June 2006	30 June 2005	30 June 2004
		(Rand in millions)	
Continuing operations	156	128	137
Discontinued operations	13	9	9
	169	137	146

There was no income tax recognized as consequence of the share-based payment plan.

Total unrecognized share-based payment expense related to non-vested share options, expected to be recognized over a weighted average period of 5.6 years, amounted to R361 million at 30 June 2006.

The Sasol Share Incentive Scheme allows certain senior group employees the option to acquire shares in Sasol Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option.

The objective of the Sasol Share Incentive Scheme is the retention of key employees. Allocations are linked to the performance of both the group and the individual.

For options are granted after 25 October 1999, vesting periods for these options are as follows:
- 2 years – 1st third
- 4 years – 2nd third
- 6 years – final third

For options granted prior to 25 October 1999, vesting periods for these options are as follows:

- 4 years – 1st third
- 6 years – 2nd third
- 8 years – final third

The offer price of these options equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the option.

In terms of the scheme, options to a maximum of 60,000,000 ordinary shares may be offered by the trustees to eligible group employees. Each employee is limited to holding a maximum of 1,000,000 options to acquire Sasol Limited shares.

On resignation, share options which have not yet vested will lapse and share options which have vested may be taken up at the employee's election before their last day of service. Payment on shares forfeited will therefore not be required. On death, all options vest immediately and the deceased estate has a period of twelve months to exercise these options. On retirement the options vest immediately and the nine year expiry period remains unchanged.

	30 June 2006	30 June 2005	30 June 2004
		Number of shares	
Shares allotted	32,305,600	26,204,300	20,598,600
Share options granted	23,818,700	24,975,700	27,097,900
Available for allocation	3,875,700	8,820,000	12,303,500
	60,000,000	60,000,000	60,000,000

The following tables summarize the activity of share options and provide further information of the outstanding share options:

Movements in the number of options granted	Number of shares	Weighted average option price Rand
Outstanding at 30 June 2003	26,495,200	66.40
Options granted	3,950,700	90.99
Options exercised	(2,473,000)	45.26
Options forfeited	(63,100)	92.14
Options expired	(811,900)	74.14
Outstanding at 30 June 2004	27,097,900	71.77
Options granted	4,208,800	120.34
Options exercised	(5,605,700)	55.33
Options forfeited	(43,700)	128.70
Options expired	(681,600)	83.99
Outstanding at 30 June 2005	**24,975,700**	**83.18**
Options granted	**5,390,500**	**218.95**
Options exercised	**(6,101,300)**	**70.52**
Options forfeited	**(37,700)**	**218.18**
Options expired	**(408,500)**	**137.95**
Outstanding at 30 June 2006	**23,818,700**	**116.32**

	30 June 2006	30 June 2005	30 June 2004
		(Rand)	
Weighted average price at which share options were granted during year	218.95	120.34	90.99
Weighted average grant-date fair value	58.74	33.44	28.40
Average market price of options exercised during year	234.13	138.73	94.78
Average fair value of share options vested during the year	26.17	22.81	21.67
		(Rand in millions)	
Total intrinsic value of share options exercised during the year	998	468	122

	30 June 2006	30 June 2005	30 June 2004
		Number of shares	
Vesting periods of options granted			
Already vested	5,295,500	5,034,700	5,567,000
Within one year	5,208,500	5,826,000	5,165,200
1 – 2 years	4,751,700	5,522,300	5,765,000
2 – 3 years	2,624,400	3,206,100	4,435,500
3 – 4 years	2,891,000	2,797,700	3,391,100
4 – 5 years	1,291,400	1,218,200	1,496,700
More than 5 years	1,756,200	1,370,700	1,277,400
	23,818,700	24,975,700	27,097,900

Range of exercise prices	Number of shares	Weighted average exercise price (Rand)	Weighted average remaining life (Years)	Aggregate intrinsic value (Rand in millions)
Share options outstanding at 30 June 2006				
R20.01 – R40.00	1,753,700	29.23	1.64	
R40.01 – R60.00	3,184,000	47.79	2.69	
R60.01 – R80.00	2,324,800	77.15	4.07	
R80.01 – R100.00	3,736,000	89.99	6.10	
R100.01 – R120.00	6,312,900	112.91	6.01	
R120.01 – R140.00	497,000	127.39	6.79	
R140.01 – R160.00	663,100	151.44	8.00	
R160.01 – R180.00	84,100	170.20	8.00	
R180.01 – R200.00	695,300	193.33	8.00	
R200.01 – R220.00	3,339,300	216.83	8.08	
R220.01 – R240.00	857,700	228.84	8.31	
R240.01 – R260.00	197,800	253.84	9.00	
R260.01 – R280.00	173,000	274.50	9.00	
	23,818,700	115.97	5.63	3,788

Range of exercise prices	Number of shares	Weighted average exercise price (Rand)	Weighted average remaining life (Years)	Aggregate intrinsic value (Rand in millions)
Share options vested but not yet exercised at 30 June 2006				
R20.01 – R40.00	743,100	33.87		
R40.01 – R60.00	1,828,100	48.44		
R60.01 – R80.00	863,700	77.48		
R80.01 – R100.00	687,000	90.59		
R100.01 – R120.00	1,110,300	113.12		
R120.01 – R140.00	62,600	132.40		
R140.01 – R200.00	–	–		
R200.01 – R220.00	700	218.00		
	5,295,500	71.18	3.84	1,079

The fair value of share options is determined using the Black Scholes valuation model, consistent with the provisions of SFAS 123(R) and the Securities and Exchange Commission Staff Accounting Bulletin No, 107. Key input assumptions used to estimate the fair value of share options include the grant price of the award, the expected option term, volatility of the Sasol share price, the risk-free interest rate, and the dividend yield. Management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the share options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards.

The weighted average assumptions that were used for option grants in the respective periods are as follows:

	30 June 2006	30 June 2005	30 June 2004
Risk free interest rate (%) [1]	8.00	9.5	10.75
Expected volatility (%) [2]	34	35	37
Expected dividend yield (%)	4.0	4.3	4.3
Vesting period (years)	2, 4 and 6	2, 4 and 6	2, 4 and 6

1. The risk-free rate for periods within the contractual term of the share options is based on the South African government bonds in effect at the time of grant.

2. The expected volatility in the value of the share options granted is determined using the historical volatility of the Sasol share price.

Dividends

An interim dividend of R2.80 per share (2005 –R2.30 per share, 2004 –R2.15 cents per share) was paid on 10 April 2006. A final dividend in respect of the year ended 30 June 2006 of R4.30 per share (2005 – R3.10 per share, 2004 – R2.35 per share) was declared on 12 September 2006. As the final dividend for 2006 was declared subsequent to the financial year end, no liability was recognized in the annual financial statements in respect of this final dividend.

The cash flow of the final dividend of R4.30 per share is expected to be approximately R2,678 million.

24. Accumulated other comprehensive loss

The components of accumulated other comprehensive loss are summarized as follows:

	30 June 2006	30 June 2005	30 June 2004
		(Rand in millions)	
Realised and unrealised holding losses from cash flow hedging activities, net of tax	**(1,371)**	(1,436)	(1,437)
Translation of foreign operations with a functional currency other than rand, net of tax	**117**	(1,275)	(1,303)
Minimum pension liability adjustment, net of tax	**(37)**	(64)	–
	(1,291)	(2,775)	(2,740)

25. Concentration of risk

Financial and market risk

In the normal course of business, the group is exposed to liquidity, credit, foreign currency, interest rate and crude oil price risks. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to specific transactions or projects is not undertaken. Throughout the years ended 30 June 2006 and 30 June 2005 it has been, and remains, our policy that no speculative trading in derivative instruments be undertaken.

Unless specified otherwise, derivative financial instruments did not qualify as designated cash flow hedges and thus fair value gains and losses are recognized in the income statement.

Liquidity risk

The group manages liquidity risk by proper management of working capital, capital expenditure and cash flows. We finance our operations through a mixture of retained profits, short-term and long-term bank funding, a commercial paper programme and corporate bond issues. Adequate banking facilities and reserve borrowing capacities are maintained. We have sufficient undrawn call/demand borrowing facilities, which could be utilized to fund any potential shortfall in cash resources.

Maturity profile as at 30 June 2006

Financial assets and liabilities:

			Maturity				
	Carrying value	Within one year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
				(Rand in millions)			
Financial assets							
Cash and cash equivalents (refer note 9) .	2,808	2,808	–	–	–	–	–
Cash restricted for use (refer note 9) . . .	271	271	–	–	–	–	–
Trade and other receivables	11,260	11,260	–	–	–	–	–
Short-term investment	72	72					
Investments in securities (refer note 13) . .	392	–	–	–	–	–	392
Long-term receivables	773	–	87	12	21	7	646
Long-term financial assets	234	–	234	–	–	–	–
	15,810	14,411	321	12	21	7	1,038
Discontinued operations [i]	4,065	4,026	6	6	6	6	15
	19,875	**18,437**	**327**	**18**	**27**	**13**	**1,053**
Financial liabilities							
Bank overdraft	442	442	–	–	–	–	–
Trade payables	4,685	4,685	–	–	–	–	–
Accrued expenses and other obligations . .	5,391	5,391	–	–	–	–	–
Long-term and short-term debt	12,817	2,177	2,682	613	3,354	602	3,389
	23,335	12,695	2,682	613	3,354	602	3,389
Discontinued operations [i]	3,244	3,231	7	6	–	–	–
	26,579	**15,926**	**2,689**	**619**	**3,354**	**602**	**3,389**

(i)   Relates to O&S and reflects the maturity in respect of that business.

Forward exchange contracts	Contract amount	Within 1 year	1 – 2 years
		(Rand in millions)	
Transactions which have already occurred			
Imports – capital			
US dollar	103	103	–
Euro	6	6	–
	109	109	–
Imports – goods			
US dollar	542	542	–
Euro	9	9	–
Pound sterling	5	5	–
	556	556	–
Discontinued operations	47	47	
	603	603	–
Exports			
US dollar	129	129	–
Pound sterling	61	61	–
	190	190	–
Discontinued operations	418	418	–
	608	608	–
Other payables (liabilities)			
US dollar	43	43	–
Euro	6	6	–
	49	49	–
Other receivables (assets)			
US dollar	884	884	–
Related to future commitments			
Imports			
US dollar	333	333	–
Euro	318	318	–
Pound sterling	2	2	–
	653	653	–
Other payables (liabilities)			
US dollar	29	28	1
Euro	23	23	–
	52	51	1

Forward exchange contracts	Contract amount	Within 1 year	1 – 2 years
		(Rand in millions)	
Commodity derivatives			
Futures – Crude Oil	428	428	–
Zero cost collar – call options sold	10,024	10,024	–
Zero cost collar – call options bought	7,552	7,552	–
Other	3	3	–

			Maturity		
Cross currency swaps	Nominal value	Within 1 year	1 – 2 years	2 – 4 years	More than 4 years
			(Rand in millions)		
Euro to US dollar	5,099	5,099	–	–	–
Euro to Rand	2,580	1,371	–	1,209	–
Other	375	–	–	–	375
	8,054	6,470	–	1,209	375
Interest rate derivatives					
Pay fixed rate receiving floating rate					
Rand	1,562	125	625	812	–
Interest rate cap or collar (relating to long-term debt)					
Rand – cap	500	500	–	–	–

Credit risk

The group has credit risk with respect to long-term receivables, trade receivables, cash and cash equivalents, held-to-maturity investments and derivative contracts. The exposure to credit risk with regard to trade receivables is not concentrated due to a large customer base. Adequate provision is made for doubtful debts.

We minimize our credit risk relating to financial instruments by only transacting with major financial institutions on listed exchanges. Counterparty credit limits are in place and reviewed and approved by the respective subsidiary boards.

Credit risk exposure in respect of trade receivables is analyzed as follows:

	2006 %	2005 %
By business segment		
Sasol Mining	**2**	2
Sasol Synfuels	**2**	1
Sasol Oil	**40**	22
Sasol Gas	**2**	2
Sasol Polymers	**13**	9
Sasol Solvents	**24**	14
Other businesses	**17**	13
Continuing operations	**100**	63
Discontinued operation		37
		100
By geographic location		
South Africa	**62**	38
Rest of Africa	**6**	4
Europe	**19**	34
Middle East	**5**	3
Far East	**6**	4
North America	**−**	12
South America	**−**	3
Southeast Asia and Australasia	**2**	2
	100	100

No single customer represents more than 10% of the group's total turnover for the years ended, or total trade receivables at, 30 June 2006 and 30 June 2005.

Foreign currency risk

Our operations are denominated in various foreign currencies and consequently, we are exposed to foreign currency fluctuations that have an impact on our cash flows and financing activities. We manage our foreign exchange risks through our group financing policies and the selective use of forward exchange contracts, cross currency swaps and cross currency options. We use foreign exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Hedging of exports from South Africa is evaluated regularly and on a case-by-case basis.

All foreign currency derivative contracts are supported by underlying commitments or receivables.

The fair value gains/(losses) calculated below are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values was then calculated using the appropriate currency specific discount curve.

The following forward exchange contracts were held at 30 June 2006:

Forward exchange contracts	Contract foreign currency amount (Millions)	Contract amount	Estimated fair value gains/ (losses)	Calculated average rate
		(Rand in millions)		
Transactions which have already occurred				
Imports – capital				
US dollar	15	103	4	7.00
Euro	1	6	–	9.01
		109	4	
Imports – goods				
US dollar	78	542	19	6.94
Euro	1	9	–	8.83
Pound sterling	–	5	–	13.27
Continuing operations		556	19	–
Discontinued operations	7	47	–	–
		603	19	
Exports				
US dollar	18	129	1	7.18
Pound sterling	5	61	–	13.28
Continuing operations		190	1	
Discontinued operations	55	418	–	–
		608	1	
Other payables (liabilities)				
US dollar	6	43	–	7.21
Euro	1	6	1	8.20
. . . .		49	1	
Other receivables (assets)				
US dollar	122	884	17	7.26
Related to future commitments				
Imports				
US dollar	49	333	46	6.75
Euro	34	318	42	9.25
Pound sterling	–	2	1	11.01
		653	89	

Forward exchange contracts	Contract foreign currency amount (Millions)	Contract amount (Rand in millions)	Estimated fair value gains/ (losses)	Calculated average rate
Other payables (liabilities)				
US dollar	5	29	3	6.46
Euro	3	23	3	7.82
		52	6	
Cross currency swaps				
Euro to US dollar	563	5,099	(385)	9.05
Euro to Rand	382	2,580	143	6.75
Other	59	375	76	6.40
		8,054	(166)	

Interest rate risk

The group monitor's exposure to interest rate risk on debt and investments on a continuous basis. The financing of the group is structured on a combination of floating and fixed interest rates. The benefits of fixing or capping interest rates on debt to achieve improved predictability of cash flows are considered and implemented on a case-by-case basis.

The following interest rate derivative contracts were in place at 30 June 2006:

Notional contract amount	Rand equivalent (Rand in millions)	Expiry Date	Average fixed rate	Estimated fair value gains/ (losses) (Rand in millions)
Interest rate derivatives				
Pay fixed rate receive floating rate				
Rand	500	30 June 2008	9.7%	(8)
Rand	1,062	15 December 2009	7.6%	40
Total	1,562			32
Interest rate cap or collar				
(relating to long-term debt)				
Rand – cap	500	29 June 2007	9.4%	(4)

Crude oil price risk

The group make's use of derivative instruments, including commodity swaps, zero cost collars, options and futures contracts of short duration as a means of mitigating price and timing risks on crude oil and other energy related product purchases and sales. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties are minimized.

In order to protect the group against short-term US dollar oil price volatility and Rand/US dollar currency fluctuations adversely affecting the cost of crude oil purchases (approximately 54000 b/d) used in our Natref refinery, a combination of forward exchange contracts and crude oil futures are used. This hedging mechanism does not protect the group against longer term trends in crude oil prices.

As a result of the group's substantial capital investment programme and cash flow requirements, it was deemed necessary to protect the group's income from fluctuations in crude oil prices by means of appropriate hedging strategies, it was deemed necessary to protect the group's income from fluctuations in crude oil prices by means of appropriate hedging strategies.

In June 2005, we hedged the equivalent of approximately 30% of Sasol Synfuels' production (45,000 b/d) by entering into a forward sale agreement. This resulted in an opportunity loss for the year on this hedge of R1,147 million before tax.

For the 2006 year, we revised our hedging strategy and again hedged the equivalent of approximately 30% of Sasol Synfuels' production by entering into a zero cost collar in terms of which the group was protected at monthly average dated Brent crude oil prices below US$45.00/b but able to take advantage of higher crude oil prices, only incurring a cash outflow at monthly average dated Brent crude oil prices above US$82.61/b. The monthly average dated Brent crude oil price traded within the range of this collar throughout the hedging period and therefore the collar had no cash flow effect.

We believe this revised strategy to be more appropriate in the context of high but volatile crude oil prices and, as a result of our continued requirement to fund our extensive capital investment programme, have again hedged the crude oil equivalent of approximately 30% of our Sasol Synfuels' production by entering into a zero cost collar in terms of which the group was protected at monthly average dated Brent crude oil prices below US$63.00/b and will incur a cash outflow should average monthly average dated Brent oil prices be in excess of US$83.60/b. As a result of the significant increase in monthly average dated Brent crude oil prices toward the end of the year, after entering into the collar, the market value of the collar resulted in an expense of R93 million being recognized.

The following hedging instruments were in place in respect of crude and fuel oil derivative instruments at 30 June 2006:

	Contract foreign currency (Millions)	Contract amount	Estimated fair value gains/ (losses)	Average price US dollar
		(Rand in millions)		
Commodity derivatives				
Futures				
Crude oil (US dollar)	60	428	(3)	55.95
Zero cost collar			(93)	
Call options sold (US dollar)	1,398	10,024		83.60
Put options bought (US dollar)	1,054	7,552		63.00
Other	−	3	3	−

Commodity chemical prices

We are exposed to price risk in respect of certain of our chemical products. The prices of chemical products are based on international chemical prices of those commodities, which include ethylene, propylene, ammonia and certain solvents and polymer prices. No derivative instruments were entered into to hedge these risks.

Disclosures regarding fair value of financial instruments

Cash and cash equivalents and bank overdraft

The carrying amount approximates fair value as a result of the short-term maturity of these instruments.

Investments

The fair value of debt securities is determined using a discounted cash flow method. It is not practical to determine the fair value of unlisted equity investments. These investments are carried at their original cost in the balance sheet.

Long-term receivables

The fair value of long-term receivables approximates the carrying value as market related rates of interest are charged on these outstanding amounts.

Long-term and short-term debt

The fair value of long-term debt is estimated based on the effective interest rate and expected future cash flows. The fair value of short-term debt approximates the carrying value as a result of the short-term maturity periods.

Forward exchange contracts and cross-currency options

The fair value gains/(losses) are determined by recalculating the daily forward rates for each currency using a forward rate interpolator model. The net market value of all forward exchange contracts at year end was then calculated by comparing the forward exchange contracted rates to the equivalent year end market foreign exchange rates. The present value of these net market values were then calculated using the appropriate currency specific discount curve.

Interest rate swaps and oil futures

The fair value of interest rate swaps and oil futures is determined by reference to quoted market prices for similar instruments.

The fair value of financial instruments was as follows:

	2006 **Carrying** **value**	**2006** **Fair value**	2005 Carrying value	2005 Fair value
		(Rand in millions)		
Cash and cash equivalents	**2,808**	**2,808**	2,350	2,350
Cash restricted for use	**271**	**271**	331	331
Short-term investment	**72**	**72**	–	–
Investments in securities				
practical to estimate fair value	**240**	**240**	194	194
impractical to estimate fair value	**152**	**–**	201	–
Long-term receivables	**773**	**773**	616	616
Bank overdraft	**(442)**	**(442)**	(266)	(266)
Long-term and short-term debt	**(12,817)**	**(12,817)**	(15,293)	(15,293)
Forward exchange contracts	**137**	**137**	(19)	(19)
Cross currency swaps	**(166)**	**(166)**	(595)	(595)
Interest rate derivatives	**28**	**28**	(38)	(38)
Commodity derivatives	**(93)**	**(93)**	37	37

Labour risk

Approximately 54% of the South African labour force in South Africa are members of labour unions. The majority of the union members are blue-collar employees. The unions negotiate an annual wage agreement which is binding on employees in the bargaining unit which consists of occupational groupings of mainly blue collar workers in the organisation. These agreements are valid from 1 July to 30 June of each year. There are no long-term wage agreements in place.

The levels of unionization for operations outside South Africa varies. It is mostly contained amongst blue collar workers and membership ranges from 30-50%.

Mining Charter

In October 2002, the government and representatives of South African mining companies and mineworkers' unions reached broad agreement on the Mining Charter, which is designed to facilitate the participation of historically disadvantaged South Africans in the country's mining industry. The Mining Charter's stated objectives include the:

- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons;
- promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation, or the crushing and separation of ore into valuable substances or waste within South Africa.

The Mining Charter, together with a scorecard which was published on 18 February 2003 to facilitate the interpretation of and compliance with the Mining Charter (the scorecard) requires mining companies to ensure that DHSAs hold at least 15% ownership of mining assets or equity in South Africa within 5 calendar years and 26% ownership within 10 calendar years from the enactment of the new Mineral and Petroleum Resources Development Act which came into force on 1 May 2004. The Mining Charter further specifies that the mining industry is required to assist DHSAs in securing finance to fund their equity participation up to an amount of R100 billion within the first 5 calendar years after the coming into force of the aforementioned Act. Beyond this R100 billion commitment, the Mining Charter requires that participation of DHSAs should be increased towards the 26% target on a willing seller-willing-buyer basis at fair market value

Various principles of the Mining Charter have been incorporated in regulations promulgated by the Minister of Minerals and Energy under the Mineral and Petroleum Resources Development Act (MPRD Act) with respect to the South African mining industry. These regulations came into force on 1 May 2004.

The scorecard provides a method of indicating the extent to which applicants for the conversion of their mineral rights under the MPRD Act have complied with the provisions of the Mining Charter. It is intended that the entire scorecard would be taken into account in decision making. Notes attached to the scorecard provide guidance in interpreting the objectives of the Mining Charter.

On 16 March 2006 we announced the implementation of the first phase of Sasol Mining's broad-based BEE strategy through the formation of Igoda Coal, an empowerment venture with Eyesizwe Coal, a black-owned mining company. Igoda Coal will be one of South Africa's largest empowered coal export companies. Eyesizwe Coal owns 35% of the empowerment venture, while Sasol Mining holds the remaining 65%. Igoda will become fully operational as a statutory business entity and take transfer of the relevant mining area from Sasol Mining once the transfer of the mining rights have been effected.

As a result of this transaction we will obtain credit towards equity ownership targets. It has been announced that we will further expedite plans to advance the second phase of Sasol Mining's broad-based BEE ownership strategy. This strategy will see Sasol Mining achieve full compliance with the Mining Charter's 2009 and 2014 targets, respectively, in pursuance of the conversion of its mining rights.

Liquid Fuels Charter

The Liquid Fuels Charter requires the group to ensure that historically disadvantaged South Africans hold at least 25% ownership of the liquid fuels business by the year 2010. Initially it was envisaged that Tshwarisano would acquire a 12.5% shareholding in the former proposed joint venture, Uhambo Oil, if the Competition Tribunal had approved the proposed merger of our liquid fuels business with Petronas' South African liquid fuels business. Pursuant to the Competition Act of 2000, the Competition Tribunal prohibited the merger on 20 February 2006.

By agreement, as a result of the proposed merger not occurring, Tshwarisano had acquired a 25% shareholding in Sasol Oil effective 1 July 2006.

26. Net cash generated by operating activities

		30 June 2006	30 June 2005	30 June 2004
		(Rand in millions)		
Earnings attributable to shareholders		**11,299**	9,719	5,237
Minority interest		**157**	103	92
(Earnings)/losses of equity accounted investees		**(13)**	(308)	48
Net loss/(income) from discontinued operations (including fair value write-down)		**2,860**	(108)	139
Income before earnings/(losses) of equity accounted investees and minority interests		**14,303**	9,406	5,516
Dividends received		**(9)**	(13)	(6)
Interest received		**(261)**	(82)	(142)
Finance costs		**203**	180	164
Gain arising from issuance of subsidiary's shares		**–**	–	(108)
Income tax		**6,452**	4,886	3,122
Operating profit		**20,688**	14,377	8,546
Adjusted for non-cash items	26.1	**4,805**	4,043	3,327
Cash flow from operations relating to discontinued operations	26.2	**1,770**	1,599	1,906
		27,263	20,019	13,779
(Increase)/decrease in working capital	26.4	**(3,048)**	(2,151)	60
Net cash flow from operations		**24,215**	17,868	13,839
Interest received		**294**	116	183
Dividends received		**161**	61	37
Finance costs paid		**(311)**	(332)	(368)
Income tax paid		**(5,484)**	(3,616)	(4,005)
		18,875	14,097	9,686

26.1 Non-cash items relating to continuing operations

	30 June 2006	30 June 2005	30 June 2004
		(Rand in millions)	
Continuing operations			
amortization of intangible assets	**263**	300	430
capitalised exploration expenditure written off	**–**	33	153
depreciation of property, plant and equipment	**2,990**	2,755	3,248
effect of cash flow hedge accounting	**7**	20	–
share-based payments	**156**	128	137
impairment of:			
property, plant and equipment	**98**	134	174
goodwill	**3**	–	21
intangible assets	**18**	13	5
investments in securities	**–**	2	5
investments in equity accounted investees	**–**	35	–
loss/(gain) on disposal of:			
non-current assets	**50**	(7)	(202)
investments in businesses	**(262)**	(9)	(50)
equity accounted investees	**–**	(31)	27
scrapping of property,plant and equipment	**264**	250	22
proceeds from insurance	**(40)**	(159)	–
movement in long-term prepaid expenses	**71**	21	–
movement in provision for doubtful debts	**33**	(10)	44
movement in provision for inventory obsolescence	**23**	25	(111)
movement in short-term obligations	**317**	65	–
movement in pension and other post-retirement benefits	**38**	–	–
movement in long-term obligations	**421**	243	(66)
realisation of foreign currency translation reserve	**–**	(8)	–
translation effect of foreign currency loans	**198**	–	–
translation of net investment in foreign operations	**38**	210	(570)
write-down of inventories to market value	**119**	33	60
	4,805	4,043	3,327

26.2 Cash flow from operations relating to discontinued operations

Discontinued operations			
Net (loss)/income from discontinued operations	**(2,860)**	108	(139)
Losses of equity accounted investees	**1**	1	1
(Loss)/income before losses of equity accounted investees	**(2,859)**	109	(138)
Dividends received	**–**	(10)	(8)
Interest received	**(24)**	(34)	(41)
Finance costs	**108**	152	204
Income tax	**(2)**	271	55
Operating (loss)/profit	**(2,777)**	488	72
Adjusted for non-cash items (refer to note 26.3)	**4,547**	1,111	1,834
	1,770	1,599	1,906

26.3 Non-cash items relating to discontinued operations

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Discontinued operations			
amortization of intangible assets	**32**	27	51
depreciation of property, plant and equipment	**637**	666	1,136
impairment of:			
property, plant and equipment	**39**	84	79
goodwill	**6**	–	–
intangible assets	**86**	–	–
loss/(gain) on disposal of:			
non-current assets	**14**	24	15
investments in businesses	**–**	11	(28)
share-based payments	**13**	9	9
fair value write-down	**3,110**	–	–
movement in provision for doubtful debts	**10**	–	–
movement in short-term obligations	**6**	48	–
movement in pension and other post-retirement benefits	**458**	311	551
movement in long-term obligations	**136**	(83)	19
write-down of inventories to market value	**–**	14	2
	4,547	1,111	1,834

26.4 (Increase)/decrease in working capital

	30 June 2006	30 June 2005	30 June 2004
Movement in cash restricted for use	**(65)**	611	(131)
Movement in trade receivables	**(1,614)**	(830)	(426)
Movement in other receivables and prepaid expenses	**(748)**	(228)	(1,172)
Movement in inventories	**(1,483)**	(1,567)	(108)
Movement in trade payables	**1,142**	930	(42)
Movement in accrued expenses and other obligations	**(24)**	(1,067)	1,939
Movement in long-term financial assets	**(256)**	–	–
	(3,048)	(2,151)	60

27. Dividends

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Dividends paid			
Final dividend – prior year	**(1,920)**	(1,440)	(1,432)
Interim dividend – current year	**(1,740)**	(1,416)	(1,316)
	(3,660)	(2,856)	(2,748)
Dividends received			
Investments	**–**	23	14
Equity accounted investees	**161**	38	23
	161	61	37

28. Cash flow from investing activities

28.1 Acquisition of business

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Current assets acquired	**(355)**	–	–
Fair value of non-current assets acquired	**2**	–	(577)
Liabilities assumed including deferred taxes	**94**	–	330
Cash paid, net of cash acquired	**(259)**	–	(247)

28.2 Disposal of businesses

	30 June 2006	30 June 2005	30 June 2004
Current assets disposed of	**1**	81	225
Non-current assets disposed of	**–**	78	265
Cash balance disposed of	**–**	82	3
Liabilities disposed of including deferred taxes . . . . *	**324**	(292)	(360)
Net assets disposed of	**325**	(51)	133
Realization of accumulated translation effects	**–**	(24)	43
Gain on disposal of business	**262**	29	78
Total consideration	**587**	(46)	254

*Included in liabilities disposed of including deferred tax is R299 million which iGas Limited assumed as its portion of the shareholder's loan granted to Republic of Mozambique Pipeline Investments Company (Pty) Limited.

28.3 Assets acquired under finance lease obligations

	30 June 2006	30 June 2005	30 June 2004
Assets acquired under finance lease obligations	**–**	288	157

29. Related parties

The group entered into transactions with related parties, comprising mainly product sales and sales of raw materials. These sales are in the ordinary course of business and terms and conditions are determined on an arm's length basis.

The transactions and balances with related parties are summarised below:

	30 June 2006	30 June 2005	30 June 2004
	(Rand in millions)		
Income			
Sales of goods and services	**1,742**	1,770	1,050
Expenses			
Purchases of goods and services	**905**	1,190	1,048

Included in the above amounts are a number of transactions with related parties which are individually insignificant.

There were no related party transactions in respect of discontinued operations.

The balances of receivables and payables between the group and its related parties are as follows:

	Relationship	30 June 2006	30 June 2005	30 June 2004
		(Rand in millions)		
Receivables				
Sasol Dia Acrylates (Pty) Limited	Equity accounted investee	**72**	95	–
Merisol LP	Equity accounted investee	**63**	88	44
Exelem Aviation (Pty) Limited	Equity accounted investee	**–**	86	–
Total South Africa Limited	Joint venture partner	**129**	82	111
Wesco China Limited	Equity accounted investee	**34**	36	29
DPI Holdings (Pty) Limited	Equity accounted investee	**42**	32	23
Oryx GTL Limited	Equity accounted investee	**47**	24	8
Escravos GTL Joint Venture	Equity accounted investee	**15**	–	–
Tosas Holdings (Pty) Limited	Equity accounted investee	**2**	21	36
Sasol Chevron Holdings Limited	Equity accounted investee	**–**	24	12
Spring Lights Gas (Pty)Limited	Equity accounted investee	**–**	4	6
Asphacell GmbH and Co KG	Equity accounted investee	**34**	–	–
Oil Insurance Limited	Unlisted equity security	**–**	–	14
Other related parties		**121**	66	113
		559	558	396
Long term receivables				
Merisol LP	Equity accounted investee	**45**	42	66
Petlin (Malaysia) Sdn.Bhd	Equity accounted investee	**–**	25	–
Spring Lights Gas (Pty) Limited	Equity accounted investee	**4**	4	5
Oryx GTL Limited	Equity accounted investee	**29**	–	8
Sasol Fibres (Pty) Limited	Equity accounted investee	**7**	–	–
Other		**7**	4	8
		92	75	87
Payables				
Sasol Dia Acrylates (Pty) Limited	Equity accounted investee	**55**	72	32
Oryx GTL Limited	Equity accounted investee	**87**	55	–
Sasol Huntsman GmbH and Co KG	Equity accounted investee	**13**	8	8
Asphacell GmbH and Co KG	Equity accounted investee	**4**	–	–
Merisol LP	Equity accounted investee	**7**	3	12
Oil Insurance Limited	Unlisted equity security	**–**	–	14
Spring Lights Gas (Pty) Limited	Equity accounted investee	**–**	–	18
Optimal Olefins Malaysia Sdn.Bhd	Equity accounted investee	**–**	–	29
Other related parties		**39**	18	15
		205	156	128

30.   Post balance sheet events

The following developments have occurred subsequent to 30 June 2006:

On 30 June 2006, Sasol announced that the R1,45 billion Tshwarisano broad based black economic empowerment transaction had been successfully concluded. In terms of the agreement, Tshwarisano has, with effect from 1 July 2006, acquired a 25% shareholding in Sasol Oil (Pty) Limited. Sasol is providing considerable facilitation and support for Tshwarisano's financing requirements.

The disposal of DPI Holdings (Pty) Limited was approved, and an agreement was signed for the sale of our 50% share to Dawn Limited for a consideration of R51 million. The transaction was approved by the South African Competition Tribunal and became effective during October 2006.

Our acquisition of the remaining 40% shareholding of Sasol Dyno Nobel (Pty) Limited not owned by us was approved, and an agreement for the acquisition has been signed for a consideration of US$ 31 million. Approval from the South African Competition Tribunal was obtained on 30 August 2006. The transaction became effective from 7 September 2006.

The 2006 budget presented by the Minister of Finance, South Africa, made reference to a task force being appointed to investigate a windfall tax which may affect Sasol. In response to a report by the National Treasury Task Team, Sasol, on 10 August 2006, submitted a written submission assessing possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector, with particular reference to the synthetic fuel industry. Sasol participated in the public hearings held during August 2006. The task team handed their report containing their recommendations to the Minister of Finance on 26 September 2006. It is expected that the Minister of Finance's decision will be announced in 2007.

At the general meeting held on 3 October 2006, shareholders approved that Sasol Limited acquire 60,111,477 Sasol Limited shares held by its subsidiary, Sasol Investment Company (Pty) Limited. Once repurchased, these shares were cancelled. Except for the related transaction costs, the repurchase and cancellation of these shares will have no effect on the consolidated financial position of the group. At the meeting of 3 October 2006, shareholders also approved that Sasol be granted the authority to acquire Sasol Limited shares by way of a general repurchase. Both of these special resolutions were registered by the South African Registrar of Companies on 5 October 2005.

On 26 September 2006, the South African Financial Services Board approved the Sasol Pension Fund Surplus Apportionment Scheme. Had this approval been obtained prior to year end, the prepaid pension asset would have increased by R130 million.

(This page has been left blank intentionally)

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

In accordance with FAS 69, "Disclosures about Oil and Gas Producing Activities", and regulations of the US Securities and Exchange Commission, this section provides supplemental information about oil and gas exploration and production operations. Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardized measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1 – COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Mozambique	Other areas	Total
		(Rand in millions)	
Year ended 30 June 2004			
Acquisition of unproved properties	–	1.6	1.6
Exploration	159.0	64.1	223.1
Development	654.4	104.4	758.8
Total costs incurred	813.4	170.1	983.5
Year ended 30 June 2005			
Acquisition of unproved properties	–	86.8	86.8
Exploration	19.2	70.3	89.5
Development	58.9	57.0	115.9
Total costs incurred	78.1	214.1	292.2
Year ended 30 June 2006			
Acquisition of unproved properties	6.4	3.2	9.6
Exploration	83.0	41.5	124.5
Development	97.0	93.9	190.9
Total costs incurred	186.4	138.6	325.0

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements

TABLE 2 – CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas (Rand in millions)	Total
Year ended 30 June 2004			
Proved properties	2,458.3	223.8	2,682.1
Producing wells and equipment	2,238.8	164.8	2,403.6
Support facilities and equipment	24.0	–	24.0
Non-producing wells and equipment	195.5	48.0	243.5
Other	–	11.0	11.0
Unproved properties			
Uncompleted and non-producing wells and equipment	–	30.5	30.5
Capitalised costs	2,458.3	254.3	2,712.6
Accumulated depreciation	(28.6)	(68.5)	(97.1)
Net book value	2,429.7	185.8	2,615.5
Year ended 30 June 2005			
Proved properties	2,508.2	311.8	2,820.0
Producing wells and equipment	2,333.8	253.6	2,587.4
Non-producing wells and equipment	174.4	58.2	232.6
Unproved properties			
Uncompleted and non-producing wells and equipment	–	87.6	87.6
Capitalised costs	2,508.2	399.4	2,907.6
Accumulated depreciation	(178.9)	(107.2)	(286.1)
Net book value	2,329.3	292.2	2,621.5
Year ended 30 June 2006			
Proved properties	2,101.3	443.2	2,544.5
Producing wells and equipment	1,889.4	335.7	2,225.1
Non-producing wells and equipment	211.9	107.5	319.4
Unproved properties			
Uncompleted and non-producing wells and equipment	6.4	99.6	106.0
Capitalised costs	2,107.7	542.8	2,650.5
Accumulated depreciation	(308.1)	(177.7)	(485.8)
Net book value	1,799.6	365.1	2,164.7

TABLE 3 – RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Mozambique	Other areas	Total
		(Rand in millions)	
Year ended 30 June 2004			
Sales to unaffiliated parties	–	261.6	261.6
Transfers to affiliated parties	50.1	–	50.1
Total revenues	50.1	261.6	311.7
Production costs	(36.3)	(70.6)	(106.9)
Foreign currency translation losses	(28.3)	–	(28.3)
Exploration expenses	(159.0)	(64.1)	(223.1)
Depreciation	(28.5)	(42.5)	(71.0)
Other income/expenses	(2.8)	6.8	4.0
Operating (loss)/profit	(204.8)	91.2	(113.6)
Tax	99.5	(78.0)	21.5
Results of operations	(105.3)	13.2	(92.1)
Year ended 30 June 2005			
Sales to unaffiliated parties	3.1	392.5	395.6
Transfers to affiliated parties	445.1	–	445.1
Total revenues	448.2	392.5	840.7
Production costs	(126.3)	(76.0)	(202.3)
Exploration expenses	(42.4)	(78.1)	(120.5)
Depreciation	(142.2)	(48.3)	(190.5)
Operating profit	137.3	190.1	327.4
Tax	(48.2)	(108.6)	(156.8)
Results of operations	89.1	81.5	170.6
Year ended 30 June 2006			
Sales to unaffiliated parties	98.5	550.0	648.5
Transfers to affiliated parties	588.0	–	588.0
Total revenues	686.5	550.0	1,236.5
Production costs	(82.2)	(89.4)	(171.6)
Foreign currency translation gains	40.8	–	40.8
Exploration expenses	(83.0)	(40.3)	(123.3)
Depreciation	(171.4)	(55.9)	(227.3)
Operating profit	390.7	364.4	755.1
Tax	(81.5)	(158.4)	(239.9)
Results of operations	309.2	206.0	515.2

TABLE 4 – PROVED RESERVE QUANTITY INFORMATION

| | Crude Oil and Condensate | | | Natural Gas | | |
| | Mozambique | Other areas | Total | Mozambique | Other areas | Total |
	Millions of barrels			Billions of cubic feet		
Proved developed and undeveloped reserves						
First estimate	–	9.2	9.2	1,445.0	–	1,445.0
Production	–	(1.5)	(1.5)	(7.0)	–	(7.0)
Balance at 30 June 2004	–	7.7	7.7	1,438.0	–	1,438.0
Revisions	7.5	2.7	10.2	(24.9)	–	(24.9)
Extensions and discoveries	–	1.0	1.0	–	–	–
Production	(0.2)	(1.6)	(1.8)	(45.2)	–	(45.2)
Balance at 30 June 2005	7.3	9.8	17.1	1,367.9	–	1,367.9
Revisions	0.3	0.2	0.5	(6.7)	–	(6.7)
Extensions and discoveries	0.1	–	0.1	–	–	–
Production	(0.4)	(1.4)	(1.8)	(55.1)	–	(55.1)
Balance at 30 June 2006	7.3	8.6	15.9	1,306.1	–	1,306.1
Proved developed reserves						
At 30 June 2004	–	4.3	4.3	375.0	–	375.0
At 30 June 2005	3.1	4.7	7.8	385.7	–	385.7
At 30 June 2006	3.1	3.0	6.1	373.5	–	373.5

The table above records estimates of the reserve quantities held by Sasol, through its various operating entities under Sasol Petroleum International (Pty) Limited.

The company currently has reserves in two fields:

In Gabon, the company holds a 27.75% non-operated interest in the offshore Etame field. An internally determined assessment of oil reserves was conducted during April 2006. As the license held over this property is a Production Sharing Contract, reserves reported represent the net economic interest volumes attributable to the company, after deduction for royalties, grossed up for income taxes.

In Mozambique, the company holds a 70% operated interest in the Pande and Temane gas fields. An internally determined assessment of gas reserves was conducted during April 2006. In respect of Mozambican gas the standard pressure base used is 14.70 Psia and the standard temperature is 59°F in accordance with the specifications set by the Government of Mozambique. Reserves reported represent the net economic interest volumes attributable to the company, after deduction of production tax. Additionally, the volumes booked are restricted to the take-or-pay quantities defined in the gas sales agreement for the 25-year term. A phased approach to field development has been followed and only the Temane field has currently been developed. It is planned to commence with the development of the Pande field in 2007 and subsequently bringing it into production.

NOTES & DEFINITIONS

The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission:

Proved Reserves–Those quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves are limited to those quantities of oil and gas which can be expected, with little doubt, to be recoverable commercially at current prices and costs, under existing regularity practices and with existing conventional equipment and operating methods. Depending upon their status of development, such proved reserves are subdivided into "proved developed reserves" and "proved undeveloped reserves".

Proved Developed Reserves–Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Undeveloped Reserves–Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

TABLE 5 – STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
		(Rand in millions)	
Year ended 30 June 2004			
Future cash inflows	10,820.4	1,668.8	12,489.2
Future production costs	(1,987.0)	(570.3)	(2,557.3)
Future development costs	(835.9)	(73.6)	(909.5)
Future income taxes	(1,427.2)	(283.9)	(1,711.1)
Undiscounted future net cash flows	6,570.3	741.0	7,311.3
10% annual discount for timing of estimated cash flows	(4,026.3)	(190.4)	(4,216.7)
Standardized measure of discounted future net cash flows	2,544.0	550.6	3,094.6
Year ended 30 June 2005			
Future cash inflows	15,133.0	3,416.0	18,549.0
Future production costs	(3,255.2)	(955.5)	(4,210.7)
Future development costs	(1,157.1)	(107.0)	(1,264.1)
Future income taxes	(2,878.8)	(942.6)	(3,821.4)
Undiscounted future net cash flows	7,841.9	1,410.9	9,252.8
10% annual discount for timing of estimated cash flows	(4,794.6)	(448.9)	(5,243.5)
Standardized measure of discounted future net cash flows	3,047.3	962.0	4,009.3
Year ended 30 June 2006			
Future cash inflows	15,767.5	4,215.2	19,982.7
Future production costs	(2,098.1)	(1,411.3)	(3,509.4)
Future development costs	(1,619.8)	(194.1)	(1,813.9)
Future income taxes	(3,181.6)	(1,066.9)	(4,248.5)
Undiscounted future net cash flows	8,868.0	1,542.9	10,410.9
10% annual discount for timing of estimated cash flows	(5,303.4)	(483.2)	(5,786.6)
Standardized measure of discounted future net cash flows	3,564.6	1,059.7	4,624.3

Sasol Limited and its subsidiaries
Notes to the Consolidated Financial Statements

The standardized measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with the requirements of FAS 69. Estimated future cash inflows from production are computed by applying year-end prices and year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates.

The information provided does not represent management's estimate of the companies expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies' future cash flows or value of their oil and gas reserves.

TABLE 6 – CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Mozambique	Other areas	Total
		(Rand in millions)	
Present value at 1 July 2003	–	–	–
Net changes for the year	2,544.0	550.6	3,094.6
First estimation	2,544.0	550.6	3,094.6
Present value at 30 June 2004	2,544.0	550.6	3,094.6
Net changes for the year	503.3	411.4	914.7
Sales and transfers of oil and gas produced, net of production costs	(321.7)	(281.6)	(603.3)
Development costs incurred	58.9	57.0	115.9
Extensions, discoveries and improved recovery less related costs	–	154.4	154.4
Revisions of previous quantity estimates	773.6	277.9	1,051.5
Net changes in prices, net of production costs	440.8	541.1	981.9
Changes in estimated development costs	(203.7)	8.6	(195.1)
Accretion of discount	283.6	76.5	360.1
Net change in income tax	(539.2)	(420.2)	(959.4)
Others	11.0	(2.3)	8.7
Present value at 30 June 2005	3,047.3	962.0	4,009.3
Net changes for the year	517.3	97.7	615.0
Sales and transfers of oil and gas produced, net of production costs	(600.3)	(464.8)	(1,065.1)
Development costs incurred	57.3	91.1	148.4
Revisions of previous quantity estimates and timing	108.2	(11.3)	96.9
Net changes in prices, net of production costs	1,404.5	464.4	1,868.9
Changes in estimated development costs	(323.8)	(82.8)	(406.6)
Change due to interest sold	(306.3)	–	(306.3)
Accretion of discount	387.9	159.6	547.5
Net change in income tax	(207.0)	(79.6)	(286.6)
Others	(3.2)	21.1	17.9
Present value at 30 June 2006	3,564.6	1,059.7	4,624.3

ITEM 19.   EXHIBITS

1.1   Memorandum of associations of Sasol Limited *

1.2   Articles of association of Sasol Limited *

4.1   Management Share Incentive Scheme *

8.1   List of subsidiaries

12.1 Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Kandimathie Christine Ramon chief financial officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certification of Lawrence Patrick Adrian Davies, chief executive of Sasol Limited and Kandimathie Christine Ramon, chief financial officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

_____

*Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED

By:/s/ KANDIMATHIE
CHRISTINE RAMON
Kandimathie Christine Ramon
Chief Financial officer

Date: 27 October 2006

GLOSSARY OF TERMS

Acetic acid . . . . The chemical compound acetic acid, systematically called ethanoic acid. Acetic acid is a carboxylic acid with chemical formula $C_2H_4O_2$, also written as H_3C-COOH to reflect its chemical structure. In pure form it has an ice crystal form, which is called

Acetone . . . . In chemistry, acetone is the simplest representative of the ketones. It is a colorless mobile flammable liquid. The most familiar household use of acetone is as the active ingredient in nail polish remover. Acetone is also used to make plastic, fibers, drugs, and other chemicals.

Acrylates . . . . Acrylates are a family of polymers and are a type of vinyl polymer. Acrylates are produced from acrylate monomers. Acrylate monomers are esters which contain vinyl groups, that is, two carbon atoms double-bonded to each other, directly attached to the carbonyl carbon.

Acrylic acid . . . . An unsaturated acid produced mainly by oxidation of propylene that polymerizes readily and is used as a building block for acrylic polymers.

Aeromagnetic surveys . . . . The determinations of the variability of the surface magnetism by trailing a detector behind an aircraft at a certain altitude above surface. These surveys are used to determine discrete magnetic bodies in the near surface strata such as dolerite dykes and sills.

Alcohol . . . . Besides the potable form which is ethanol, the term refers to a broader class of chemicals. Alcohols are produced either from natural feedstocks such as sugar and coconut oil or synthetically from petroleum derivatives such as ethylene and propylene. Used as solvents, fuels and beverages, or as intermediate in production of range of products such as detergents, pharmaceuticals, plasticizers and fuels

Alkanolamines . . . . A chemical produced by adding ethylene oxide to ammonia.

Alkylamines . . . . Derivative of ammonia in which one or more of the hydrogen atoms is replaced by a hydrocarbon group and not an alcohol group.

Alkylates . . . . Is a product formed by reacting an olefin with an aromatic compound. In the case of linear alkylbenzene ("LAB") this is the reaction of a C11 to C14 linear olefin with benzene. The LAB is then normally reacted with sulfonic acid to produce a surfactant called Linear Alkylbenzene Sulfonate LAS.

Alpha olefin . . . . An olefin with a double bond between the 1st and 2nd carbon atoms. An Alpha Olefin can be linear or branched. Sasol Olefins and Surfactants manufacture 1-Pentene, 1-Hexene, 1-Octene in Secunda, which are all Alpha Olefins.

H–3

Ammonia	A compound of nitrogen and hydrogen and used amongst others for the production of fertilizers, explosives and nitrogen-containing acids such as nitric acids.
Ammonium nitrate solutions	A solution in water of the ammonium nitrate salt used as a nitrogen source in fertilizers and as an oxidising medium in commercial explosives.
Baseload	The continuous, recurrent volume of pipeline gas provided to a market through a gas pipeline network, which determines the economic viability of the particular gas pipeline project, including the ability to obtain and repay financing for the project.
Beneficiation	Adding value to lower-value raw materials by further processing.
Borehole density	The ratio of the surface area divided by the number of boreholes and is an indication of the level of information for a specific property.
Brownfields	The expansion of an existing mine working into adjacent reserve areas that are situated next to the existing mine boundaries. It is contrary to greenfields development, where the development is not done via an existing working mine.
Butadiene	A chemical molecule consisting of 4 carbon atoms and hydrogen, containing two double-bonds in its structure. Used predominantly in the production of synthetic rubber.
Butane	An organic chemical gas used extensively as a propellant or carrier gas in spray aerosol cans (e.g. deodorants and other cosmetic applications)
Butene	One of the olefins. Used: (1) as gasoline component, (2) comonomer for polyethylene, (3) polymerized with itself or alkylated with aromatics to produce high-octane gasoline components.
Butyl and ethyl acrylate	Butyl acrylate and ethyl acrylate are acrylic acid esters. Acrylic acid and its esters are perhaps some of the most versatile monomers for improving performance characteristics to thousands of polymer formulations. Major markets for esters include coatings, textiles, adhesives, paper and plastics. Acrylic polymers are considered as nontoxic.
Butyl glycol ethers	Butyl glycol ether ("BGE") is a high performing ethylene glycol ether solvent used in a wide range of applications. BGE can be used in both solvent and water based systems and is one of the best available coupling agents and active solvents for water based coatings on the market today.
Calcium chloride	An inorganic salt sold as a colourless liquid solution, is widely used in dust control, moisture-absorbing, as an accelerator for concretes.
Calcium cyanide	Is a mining reagent used in the recovery of gold.

Carbide	A compound of carbon and a metallic or semi-metallic element (e.g., calcium, silicon, aluminum, boron).
Carbonaceous mudstone interburden	Clay sized sedimentary material that is encountered between discrete correlateable coal seams.
Carbonaceous mudstone to siltstone parting	Material that may be present within a coal seam which is composed of sedimentary material, deposited in varying velocities of water, stagnant conditions for carbonaceous mudstone to slowly moving for siltstone.
Carbon dioxide	Gas produced by complete combustion of carbon-containing compounds. Uses include dry ice (in solid form) and for carbonation of beverages.
Catalyst	A material that accelerates or retards a chemical reaction without being chemically affected itself (although it may be physically changed or even destroyed).
Caustic soda	A strong industrial alkali sold as a 50% m/m solution, is used in the manufacture of pulp and paper, aluminium, base metals such as copper and nickel.
Ceramic	A hard and durable material with a crystalline structure and high resistance to chemical corrosion and heat, with a broad range of applications.
Chemical reaction	The formation of new chemical substances from one or more reactants through the breakage of existing bonds between atoms and the creation of new ones.
Chlorine	Is an inorganic liquid used as an intermediate in the production of inter alia polyvinyl chloride (PVC polymer) and in water purification plants.
Coal fine	The size fraction of coal, passing through a screen with an aperture of 6.3mm.
Coal pile	Individual bands or laminations of different types of coal within an individual coal seam that can be correlated horizontally for a finite distance.
Coal reserves	That part of the coal deposit which, after appropriate assessments, are considered to be economically mineable, at the time of the reserve determination. It is inclusive of diluting and contaminating materials and allows for losses that can occur when the material is mined.
Cobalt	A metal element often found in the ores of other metals, soils, plants and animals. Component of catalyst systems used in the petrochemical and oil refining industries.
Coke	A brittle, solid, black, lightweight, hydrocarbon material, nearly pure carbon, left as a residual, after the volatiles and most of the non-combustibles have been removed from coal.

Commission	A critical period during which a newly constructed or modified production facility is de-bugged, tested and "switched-on", following which the facility is formally declared commercially production ready.
Co-monomer	A component added in smaller quantities to the base monomer in the production of polymers (see Polymer) that by their presence in the polymer (e.g. automobile trim, plastic bag, water pipes) convey enhanced performance (appearance, flexibility, impact strength) attributes to the polymer. Examples of co-monomers are: propylene, butene, hexene, octene and butyl acrylate.
Condensate	A hydrocarbon liquid that condenses from a gaseous state to a liquid state when produced.
Continuous miner	A remote-controlled vehicle used in an underground coal mine to cut and remove coal from the coalface with the aid of a spiked, rotating cutting drum.
Copolymer	A polymer produced from two or more dissimilar monomers.
Corrosion	The slow destruction of metal by chemical reaction; for example, iron or steel can rust away through their reaction with oxygen contained in air or water.
Cracker	The technology that is used to partially decompose high molecular weight compounds to lighter low boiling compounds by using elevated temperatures to induce carbon-carbon bond cleavage.
Creosote	A black liquid derived from the gasification of coal and the subsequent distillation of the coal tars. Commonly used as a timber preservative.
Cresol	A liquid obtained from coal tar and containing not more than 5 per cent phenol, ranging from colorless to yellow, brown, or pink. Its primary use is for sterilizing instruments, dishes, utensils, and other inanimate objects. Called also cresylic acid.
Cresylics	A commercial blend of phenolic (ring shaped) molecules with hydroxyl groups (consisting of an oxygen and hydrogen atom) attached to it. Normally produced from coal tars when coal is gasified. Used in a wide range of applications such as resins, gasoline additive, coatings for magnet wire for small electric motors, and disinfectants.
Cyanide	A generic term for a mining reagent in the form of calcium or sodium cyanide solution.
Cyclone	A separation device found on chemical facilities to separate material based on their densities which also separates course and fine particles.
Derivatization	This refers to the changing of the nature of a chemical by reaction with a second chemical. For example, when an alcohol such as ethanol is reacted with acetic acid, ethyl acetate is produced. Ethyl acetate is then a derivative of ethanol.

Term	Definition
Devolatilization	The effect that heating of the coal measures due to emplacement of dolerite dykes and sills, resulting in the coal losing some of the volatile matter content contained within the coal.
Directional drilling	The drilling of a continually steered drill hole from the surface into the selected coal seam, in a predetermined direction and at a predetermined elevation.
Distillation	A process whereby mixtures of liquids are separated into their individual components under conditions of controlled heating and pressure. Each component of the mixture has a boiling-point unique to its chemical and physical properties enabling separation.
Dolerite dykes and sills	The igneous intrusions (cross cutting the strata–dykes, and partially conformable to the strata–sills) in the strata related to the emplacement of the basaltic lavas of the Lesotho Basalt Formation during the break up of the Gondwanaland super continent about 145 million years ago.
Ethanol	Produced chemically from ethylene. Used as a gasoline octane enhancer and oxygenate. Ethanol also can be used in higher concentration in alternative-fuel vehicles optimized for its use.
Ethoxylate	Surfactants that are produced by reacting long-chain alcohol molecules with ethylene oxide (ethylene molecules combined with an oxygen molecule). Commonly used in detergent formulations.
Ethyl acetate	A colorless liquid at room temperature and atmospheric pressure. Commonly known in the chemical industry as an "ester". Normally made from acetic acid and ethanol. Commonly used as a cleansing and extraction agent, in the paper and perfume industry and as a solvent (in ink and paint).
Ethylene	One of the fundamental building blocks of the chemical industry. A colorless gas usually produced by cracking crude oil derived fractions such as naphtha or natural gas fractions such as ethane at high temperature. Used as a building block in the production of polymers (polyethylene and polyvinyl chloride) and a whole range of other chemicals.
Fraction	A term commonly used in the petrochemical industry to describe a specific "range" (fraction) of hydrocarbons in a mixture, in terms of their chemical and physical properties.
Front-end engineering design	Conceptualizing and beginning the design of a plant.
Gasification	The process where coal is reacted with oxygen, steam or carbon dioxide at temperatures of above 850 degrees Celsius to produce carbon monoxide and hydrogen.
Glacial acrylic acid	Acrylic acid serves as an industrial intermediate product. Furthermore, acrylic acid is used as an ingredient and occurs as residual monomer in consumer products like adhesives, paints, binding agents and printing inks. Crude acrylic acid is processed to purified (glacial) acrylic acid.

Hexene	A co-monomer (see Co-monomer). A straight chain hydrocarbon molecule containing 6 carbon atoms with one double bond between 2 carbon (usual terminal) atoms.
Homopolymer	A polymer made from a single monomer. The polymer does not contain any co- monomer, example: polyethylene.
Horizontal drilling	The drilling of a horizontally orientated drill hole into the coal horizon from the mine workings. These drill holes are used to determine the presence of gas accumulations and displacement of the coal seam horizon.
Hydrocarbon	The broad classification of compounds that are comprised of a carbon skeleton to which hydrogen is bonded.
Hydrochloric acid	A strong industrial acid sold as a 32% m/m solution.
Igneous	Of fire, fiery. Rocks produced by volcanic or magmatic action.
Impact copolymers	A particular form of polymer that by chemical and mechanical design is able to resist impact, e.g. automotive components.
Isomerisation	A process that changes the chemical and physical properties of a molecule without changing the atoms that make up that molecule. Typically used to upgrade marginal product streams in a refinery, i.e. from a lower to a higher octene rating.
Ketones	Ketones are a class of organic compound that contain one or more carbonyl groups bound to two aliphatic, aromatic, or alicyclic substituents, and are represented by the general formula. Ketones are an important class of industrial chemicals that have found widespread use as solvents and chemical intermediates. Acetone is the simplest and most important ketone and finds ubiquitous use as a solvent
Krypton/xenon	Rare noble gases found in minute quantities in nature and used in the lighting and laser technologies as well as flat panel TV and computer screens.
Limestone	A sedimentary rock composed mostly of calcium (the shell remains of marine animals), carbon and oxygen. One of its industrial uses is as an agricultural fertilizer, especially when mixed with ammonium nitrate, which is rich in nitrogen.
Methane	The dominant component of natural gas, which is highly flammable. Used in the production of ammonia, methanol, as a source of heat and a feedstock for our GTL process.
Methylamine	Colorless gas with a strong ammonia smell derived from methanol and ammonia. It is used as an intermediate for dyes, pharmaceuticals, fungicides, tanning and solvents.
Methyl Ethyl Ketone (MEK)	A colorless liquid commonly used as a solvent (in adhesives, inks and paints) and a selective extractant.
Methyl Iso-butyl Ketone (MiBK)	A flammable colorless liquid. It is used largely as a solvent in surface coatings.

Monomer	A chemical capable of converting to long-chain polymers (plastics) or synthetic resins by combination with itself or other similar molecules or compounds.
Naphtha	A crude oil fraction used in the fuel market as a primary component for gasoline production. Also used as a feedstock for production of petrochemical products such as olefins and aromatics, which are the basic building blocks of other downstream chemical products.
n-Butanol	A straight chain hydrocarbon molecule containing 4 carbon atoms and a hydroxyl group at the end of the molecule. Also part of a family of molecules called "alcohols" (see Alcohols) or "oxygenates"(see Oxygenates). Used as a solvent for resins and coatings or as an intermediate for production of other chemicals.
Nitric acid	A colorless strong acidic, corrosive liquid produced by oxidizing ammonia. It is primarily used for the production of fertilizers and some industrial explosives and chemicals.
Noble gas	Noble gas is the family of gases that are chemically very stable and form the Group 0 elements in the periodic table.
Octene	A comonomer (see Comonomer). A straight chain hydrocarbon molecule containing eight carbon atoms and one double bond between carbon atoms. Used as a co-monomer in the production of polymers.
Olefin	Hydrocarbon molecules of varying carbon chain length characterized by a double bond between atoms. They have a bonding propensity which allows formation of larger molecules. They are used as chemical intermediates for production of a variety of components such as plasticizer alcohols, polymers, polyethylene, fatty acids, detergent alcohol, lube oil additives and surfactants.
Oligomerize	The process of joining double bond hydrocarbon molecules (monomers) together to form short chained molecules consisting only of a few monomers.
Organic peroxides	Organic peroxides are a family of highly reactive agents used as catalysts.
Oxygenates	Organic compounds containing one or two oxygen atoms in their structure. They include ketones, alcohols, phenols, esters and aldehydes which are used as intermediates for producing a number of chemical products used in industries such as paints, adhesives, printing, coatings and pharmaceuticals.
Paraffin	Straight or branched saturated hydrocarbons chain containing only carbon and hydrogen atoms with its physical form varying from gases to waxy solids as the length of the chain increases. They are derived from gas oil fractions. Their primary usage is raw material for the production of olefins, Linear Alkylbenzenes ("LAB"), solvents, detergent alcohol and lubricants.

Paraffin waxes . . . . A white, translucent solid, consisting of hydrocarbons of high molecular weight and derived from crude wax. Different waxes exhibit different physical properties such as structure of crystals, melting point and molecular weight. It can be used neat or as blends with additives for specific applications, such as candles, adhesives, polishes and cosmetics.

Pentene . . . . A double bonded hydrocarbon with five carbon atoms. 1-Pentene (the double bond between atoms is at the start or the end of the chain) is used as a co-monomer in polypropylene production.

Perchloroethylene . . . . Colorless liquid, used for applications like dry-cleaning solvent, vapor- degreasing solvent, drying agent and heat-transfer medium.

Phenol . . . . A ring shaped molecule most commonly produced from cumene. It can also be recovered from coal tar and petroleum streams. It is mainly used as a chemical intermediate for downstream chemicals.

Phosphoric acid . . . . The inorganic acid of phosphorus used in large quantities in the production of fertilizers, animal feeds, detergents and numerous other industrial applications.

Petroleum/Petrol . . . . Gasoline.

Phosphate . . . . Phosphorous and phosphoric acid derived chemical, with commercial markets in agricultural and industrial sectors, e.g. fertilizers, livestock supplements, paper and water treatment.

Plasticizers . . . . Chemical additives used as processing aids to facilitate the production of PVC, resins and polymers and influencing the physical properties of desired products.

Ply . . . . The lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.

Polyethylene . . . . A macromolecule consisting of a long chain of ethylene molecules. It can be composed of straight-chain molecules (in a line formation), which provide a dense material known as high-density polyethylene, or of branched chain molecules (in a branch formation) that yield a product called low-density polyethylene. Used in a broad range of applications e.g. wire and cable coatings, pipe and molded fittings and packaging in especially the food industry.

Polymer . . . . A collective term typically used in reference to polyethylene, polypropylene and other polymers.

Polymerize . . . . To join molecules (monomers) of the same structure together so as to form larger molecules (polymers).

Polypropylene . . . . A macromolecule consisting of a long chain of repeating propylene molecules. Commonly used for packaging film, molded parts for cars, appliances, housewares, fibers for carpets and upholstery, crates for soft drink bottles, toys.

Polystyrene	A polymer made from styrene, commonly used in applications like packaging, disposables, toys, construction and housewares.
Polythene	Generic name for polyethylene. See polyethylene.
Polyvinyl chloride	The plastic known as PVC commonly used for piping and other applications such as the production of gutters, toys, and garden hoses. PVC is produced by first reacting ethylene with chlorine and subsequently using a suitable catalyst to convert the intermediate product to a long-chain molecule.
Potassium	One of the elemental metals that is essential in plant growth, animal and human nutrition, occurring in all soils. Potassium is commonly used as a laboratory reagent, and as a component of fertilizers.
Prills	A physical form in which a chemical (e.g. urea, polyethylene) as solid is processed and sold.
Proved developed oil and gas reserves	Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved undeveloped oil and gas reserve	Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Probable Coal Reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Propylene	Is a hydrocarbon used as an intermediate in the production of polypropylene (PP polymer) and n-Butanol.
Proven Coal Reserves	Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Reactor	Industrial unit to provide the physical conditions required for specific chemical reactions to take place.
Recoverable coal reserve	The tonnage of mineable, *in situ* coal reserves that are expected to be recovered after all geological losses, dilution, mining losses (mining layout loss, mining layout extraction loss, mining recovery efficiency factor), contamination and moisture content correction factors have been applied. The assessments demonstrate that at the time of reporting, economic extraction is reasonably justified. The recoverable coal reserves are subdivided in order of increasing confidence into probable and proven recoverable reserves.

Reclaimers	Large automated machines that consist of a rotating drum which picks up coal laid out on a pad in an orderly fashion and places that coal on a conveyor belt. Normally reclaimers will reclaim coal at a constant rate.
Recordable case rate	The recordable case rate (RCR) is the standard international measure for reporting work-related injuries and illnesses and other safety incidents resulting in injury. The RCR is the number of fatalities, lost workdays, restricted work cases, transfer to another job cases and medical treatments beyond first-aid cases for every 200,000 employee hours worked, on a 12 month rolling average basis.
Reform	Rearrangement or composition of hydrocarbon gases or low-octane petroleum fractions by heat and pressure, often in the presence of a catalyst. Steam reforming of natural gas is an important method of producing hydrogen.
Room and Pillar mining	The mining method used in flat-lying shallow mineral deposits, where a number of roads are developed leaving pillars to hold up the roof.
Slurry	Liquid substance containing solid particles.
Sodium cyanide solution	Is a mining reagent used in the recovery of gold.
Solvent	A substance capable of dissolving another substance to form a solution at the molecular or ionic level. The main uses of organic solvents are in the coatings field (paints, varnishes and lacquers), industrial cleaners, printing inks, extractive processes and pharmaceuticals.
Stackers	Large automated machines that stack coal from a conveyor belt on to a flat pad in an orderly fashion. They consist of an inclined conveyor and swinging boom.
Styrene	A liquid hydrocarbon partly composed of a ring-shaped molecule (benzene) with an ethylene side chain which can be easily converted to polystyrene used in packaging.
Splitter column	A splitter column is used to separate a mixture of liquids into different boiling fractions.
Sulfur	A pale yellow non-metallic element found as a component of crude oil, natural gas and coal. Sulfur is commonly used in making gunpowder, matches, sulfuric acid, the vulcanizing of rubber, and the treatment of skin diseases.
Sulfuric acid	The inorganic acid of Sulfur used as a leaching agent in mineral processing in the mining sector as well as in the production of fertilizers and numerous other industrial applications
Surfactant	Any compound that reduces surface tension when dissolved in water or water solutions, or which reduces interfacial tension between two liquids, or between a liquid and a solid. A surfactant facilitates the solution of otherwise immiscible components e.g., oil and water. Also called surface-active agents. Used as the active ingredient in detergents.

Synfuels	The family of fuels that have comparable or better properties than that of crude oil derived fuels but they are derived via one of several potential synthesis routes using alternative feedstock such as coal or petroleum coke. Two examples of synfuel technologies are indirect and direct liquefaction of coal.
Train	A sequence of processing units, each of them performing a different function to arrive at the final product.
Trimerization	Trimerization is the joining of three molecules into one molecule such as trimerization of ethylene to form 1-hexene
Urea	A soluble, colorless, crystalline, nitrogen-containing compound derived from ammonia primarily used as a fertilizer.

Units of measures . . . .

m	meter
km	kilometer
mm	millimeter
km^2	square kilometer
m^2	square meter
m^3	cubic meter
kg	kilogram
t	tons or tones
kt	kilotons
Mt	million tons
tpa	tons per annum
ktpa	kilotons per annum
Mtpa	million tons per annum
b	barrels
bpd	barrels per day
cf	cubic feet
mg/m^3	milligrams per meters cubed
ppm	parts per million
GJ	gigajoules
MGJ/a	million gigajoules per annum
bcf	billion cubic feet

Vertical diamond drilling	The drilling of a drill hole using a diamond impregnated drill bit to acquire drill core for the entire length of the drill hole. Therefore a continuous sample of the rock mass is obtained over the mineral bearing strata.
Zeolite	A chemical substance consisting of silica and aluminum extensively used as a water-softener and a detergent component.

(This page has been left blank intentionally)

Locality plan of Sasol mines and plants in southern Africa



Sasol's mines and plants are located primarily in Sasolburg and Secunda.



LOCALITY PLAN 1

M–2



LOCALITY PLAN 2

TOWNS

SASOL MINES

ROADS

RAILWAY LINES

RIVERS

VEREENIGING

MOHLOLO

SASOLBURG

MOOIKRAAL

PARYS

LOCALITY PLAN 3



Block 5E (Unassigned)

Block 5C (Unassigned)

Block 5S (Unassigned)

Twistdraai Mine

Bosjesspruit Mine

Bosjesspruit ext. (Block 3South) (Unassigned)

Secunda (Unassigned)

Syferfontein Mine

Block 8 North + Evander (Unassigned)

Middelbult Mine

Brandspruit Mine

Block 2 (North) Numbers 2 and 4 coal seams (Unassigned)

Block 2 (South) Numbers 2 and 4 coal seams (Unassigned)

Sasol Petroleum International Areas of Focus in Africa











Exhibit 8.1

LIST OF SUBSIDIARIES

Name	Nature of business	Country of incorporation	Interest %
Sasol Mining (Pty) Limited	Coal mining activities	South Africa	100
Sasol Synfuels (Pty) Limited	Production of liquid fuels, gases, chemical products and the refing of tar acids	South Africa	100
Sasol Technology (Pty) Limited	Engineering services, research and development and technology transfer	South Africa	100
Sasol Financing (Pty) Limited	Management of cash resources, investment and procurement of loans	South Africa	100
Sasol Investment Company (Pty) Limited	Holding company of the group's foreign investments	South Africa	100
Sasol Chemical Industries Limited	Production and marketing of mining explosives, gases, petrochemicals, fertilizers	South Africa	100
Sasol Gas Holdings (Pty) Limited	Holding company of the group's gas interests	South Africa	100
Sasol Oil (Pty) Limited	Marketing of fuels and lubricants	South Africa	100
Chemcity (Pty) Limited	Supporting empowered SMMEs required to enable them to thrive in the chemical industry	South Africa	100
Republic of Mozambique Pipeline Investment Company (Pty) Limited	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	South Africa	100
Sasol Chemical Holdings International (Pty) Limited	Investment in the Sasol Chemie group	South Africa	100
Sasol Chemicals Europe Limited	Marketing and distribution of chemical products	United Kingdom	100
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	Hong Kong	100
Sasol-Chem Inc.	Marketing and distribution of chemical products Surfactants GmbH	United States	100

Name	Nature of business	Country of incorporation	Interest %
Sasol Chemie GmbH and Co. KG	Investment in the Sasol Germany GmbH and Sasol Olefins and	Germany	100
Sasol Financing International plc	Management of cash resources, investment and procurement of loans	Isle of Man	100
Sasol Gas Limited	Marketing, distribution and transportation of pipeline gas and the maintenance and operation of pipelines used for the transportation of various types of gas	South Africa	100
Sasol Germany GmbH	Production, marketing and distribution of olefin and surfactant products	Germany	100
Sasol Italy SpA	Manufacturing, trading and transportation of oil products, petrochemicals and chemical products and derivatives	Italy	100
Sasol North America Inc	Manufacturing of commodity and special chemicals	United States	100
Sasol Oil International Limited	Buying and selling of crude oil	Isle of Man	100
Sasol Petroleum International (Pty) Limited	Exploration, production, marketing and distribution of petroleum and natural gas	South Africa	100
Sasol Polymers International Investments (Pty) Limited	Holding company of Sasol Polymers' foreign investments	South Africa	100
Sasol Synfuels International (Pty) Limited	Develop and implement international GTL and CTL ventures	South Africa	100
Sasol Wax International Aktiengesellschaft	Holding company of the Sasol Wax operations	Germany	100
Sasol Wax GmbH	Production, marketing and distribution of waxes and wax related products	South Africa	100
Sasol Wax (SA) (Pty) Limited	Production, marketing and distribution of waxes and wax related products	South Africa	100
Tosas Beherend (Pty) Limited	Investment holding company	South Africa	70
National Petroleum Refiners of South Africa (Pty) Limited	Refining of crude oil	South Africa	64

INCORPORATED JOINTLY CONTROLLED ENTITIES

Name	Nature of business	Country of incorporation	Interest %
Sasol Dia Acrylates (South Africa) (Pty) Limited	Production of acrylic acid and acrylates	South Africa	75
Sasol Dia Acrylates (Pty) Limited	Marketing of acrylic acid and acrylates	South Africa	50
Arya Sasol Polymer Company	Production of polyethylene	Iran	50
DPI Holdings (Pty) Limited	Holding company of DPI group which manufactures and markets plastic piping systems	South Africa	50
Merisol LP	Production, marketing and distribution of phenolics	United States	50
Sasol Chevron Holdings Limited	Holding company of the group's joint venture interests with Chevron corporation	Bermuda	50
Sasol-Huntsman GmbH & Co KG	Production and marketing of maleic anhydride	Germany	50
Namibia Liquid Fuels (Pty) Limited	Marketing and distribution of petroleum products	Namibia	49
Oryx GTL Limited (Q.S.C.)	Manufacturing and marketing of synthetic fuels from gas	Qatar	49
Spring Lights Gas (Pty) Limited	Marketing of pipeline gas in the Durban South area	South Africa	49
Petlin (Malaysia) Sdn. Bhd	Manufacturing and marketing of low-density polyethylene pellets	Malaysia	40